7/31


08004100

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Danisco

PROCESSED

AUG 06 2008

THOMSON REUTERS

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 03158 FISCAL YEAR 4-30-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 8/1/08

082-03158

22

DANISCO

First you add knowledge...

Text size: A A

RECEIVED

2008 JUL 31 P 2:12

FICE OF INTERNATIONAL
CORPORATE FINANCE

4-30-08
AR/S

23 June 2008 - 12:20

Announcement of Results for 2007/08

Announcement of Results for 2007/08 (1 May 2007-30 April 2008)

Notice no.: 6/2008

Becoming first choice

2007/08 was an eventful year for Danisco. We completed a strategic review of our business model and financial ambitions, the results of which have started to materialise through our decisions to exit Sugar and Flavours as well as through our recently announced second-generation bioethanol joint venture with DuPont.

Meanwhile, a number of external factors contributed to making 2007/08 a challenging year for Danisco with financial repercussions also expected in 2008/09.

CEO Tom Knutzen comments: 'We continue our quest to increase stakeholder value through our updated strategic priorities and reorganisation – Becoming first choice. We recognise short term headwind in the form of higher input costs and other margin pressure, adverse currency movements, and certain demand issues, however, we feel confident that the steps we are taking to transform Danisco into a bio-based, market driven ingredient provider will ultimately create superior value.'

Highlights

- Danisco reported group revenue of DKK 18,778 million, EBIT of DKK 2,151 million and profit after tax of DKK 1,259 million.
- Ingredients recorded organic growth of 5% for the year driven by solid momentum in Cultures, Genencor and Emulsifiers. Sweeteners continues to face challenges within xylitol. At DKK 1,588 million, EBIT came in flat Y/Y despite a negative USD impact of DKK 70 million and soaring input costs.
- Sugar showed strong operating performance throughout the year, posting EBIT of DKK 652 million. We booked a goodwill writedown of DKK 600 million as a result of the ongoing demerger or sales process.
- Q4 saw continued strong Ingredients topline performance in most areas leading to an average organic growth rate of 8%. Genencor experienced margin challenges in the quarter whereas Sugar performed well partly due to one-off items.
- We are now in the conclusive phases of negotiations with potential buyers of Sugar; however, we continue to work towards a separate listing of Sugar by the end of calendar year 2008 unless an outright sale proves to be more value enhancing. We aim for the Board of Directors to be able to put forward a proposal to Danisco's shareholders at the upcoming AGM. We will subsequently review our capital structure.
- We propose a dividend for the year of DKK 7.50 per share, unchanged Y/Y.

Outlook for 2008/09

In 2008/09, Danisco's result will depend on the outcome and timing of the ongoing process of demerging Sugar. For clarity, our group outlook assumes that Danisco Sugar A/S continues as an integrated part of Danisco throughout the financial year.

For the Group, we expect revenue of around DKK 19.4 billion, an EBIT of around DKK 1.85 billion and profit for the year before share-based payments of around DKK 900 million. See page 19 for further details.

For the full results, download the PDF reports:

Download the full results announcement report in English

Download the full results announcement report in Danish

..

Printed Thursday, 24 July 2008 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/stock+exchange+news/2008/investor_258_en.htm
© Danisco 2005. All rights reserved.

RECEIVED
2008 JUL 31 P 2:52
ICE OF INTERNATIONAL

Annual Report
2007/08



DANISCO

First you add knowledge...

Contents

Strategic focus and financial targets 2
Letter from the CEO 3
Key figures and financial ratios 4
Management's review 5
Business segments 15
Shareholder information 16
Innovation 21
Sustainable development 26
Sustainability verification statement 30
The organisation 33
Corporate governance 37
Risk management 43
Management's statement 47
Independent auditor's report 48

Proforma balance sheet 50
Quarterly key figures 52
Group annual accounts 54
- Income statement 55
- Balance sheet 56
- Statement of recognised income and expenses 58
- Cash flow statement 59
- Notes 60

Parent company annual accounts 102
- Income statement 103
- Balance sheet 104
- Statement of changes in equity 106
- Notes 107

Board of Directors 114
Executive Board 119
Executive Committee 120
Definition of key figures and financial ratios 122
Danisco's divisions 123
Contact Danisco 124

Strategic focus and financial targets

Danisco has a broad product portfolio in food ingredients, enzymes and bio-based solutions. We hold leading positions in several key product categories within food ingredients, and our subsidiary Genencor is a growth engine of industrial biotech. We believe that in 20 years from now we will be living in a bio-based economy, and Danisco is already geared to capture a substantial part of this growth.

Vision

To be the first choice provider of bio-based ingredients to industry globally.

Mission

To help our customers increase their competitiveness through innovative, sustainable and bio-based ingredient solutions that meet market demand for healthier and safer products.

Strategy

To create value through:

- organic and acquisitive growth by leveraging and strengthening our market access, applications and technology platforms
- talented and engaged people

Financial targets

Our ambitions are organic growth at the level of 5-7% over a business cycle, a long-term EBIT margin (including corporate and central R&D costs but excluding share-based payments) of at least 13.5%, and a capital structure, which over time will correspond to debt defined as a net interest-bearing debt/EBITDA (including Bio Chemicals projects) ratio at the level of 2.5-4.0. A reduction of the capital base will be in the form of dividends and/or share buybacks.

The above statements exclude the Sugar business.

In the case of discrepancies between the Danish and English versions of the Annual Report, the Danish version prevails.

Letter from the CEO

Danisco is currently undergoing a transformation. We kick-started 2007/08 by divesting Flavours in June and in August we announced plans to spin off Sugar, a process we have since accelerated further. As a consequence, we chose to align our platform with the ongoing strategy process, including organisational adjustments with effect from 1 May 2008. Going forward, this will create a new Enablers cluster and will also bring together Cultures and Sweeteners under one umbrella, Bio Actives, allowing us to generate further growth synergies from their joint strategic platform.

We are now ready to move into the growth phase of our strategic development – 'Becoming first choice' – which will move our focus nearer to our customers and to our markets. We will emphasise value creation through organic and acquisitive growth by leveraging our R&D platform and market access to become the preferred provider of bio-based ingredients and solutions to industry globally. Our recently announced joint venture with DuPont on bioethanol exemplifies how we strive to innovate our entire business approach through our technology platform. The initiative addresses a global environmental challenge by focusing our research efforts on finding sustainable solutions in collaboration with another industry leader.

In 2007/08, the price of many key raw materials such as vegetable oils and energy more than doubled – an unprecedented development in the history of Danisco. Raw materials hiked our cost base and put pressure on our Ingredients margins, forcing us to pass on substantial price increases to our customers. Meanwhile, the cost pressure that we experienced during 2007/08 – and which we are still facing – is simply part of a much wider global agricultural challenge with far-reaching repercussions for global consumers, industry and the environment alike. More than ever, our knowledge and solutions help our customers counter these challenges. We will continue to address these challenges through bio-based and sustainable innovation in both food ingredients and enzyme applications.

Sugar continued to manoeuvre successfully through a challenging period of reform for the European sugar industry. The year brought greater clarity regarding the future of the EU sugar regime and we upgraded our long-term targets for Sugar in March. The process of demerging or selling Sugar is in its final phases, and regardless of its ultimate ownership structure we remain confident that Sugar will be well prepared for a bright and sustainable future outside of Danisco.

Finally, let me conclude by thanking all of our stakeholders, not least our customers, who have continued to show great trust in us; our committed employees, who are core in shaping Danisco; and our shareholders, who have expressed continued confidence in our potential and strategy.

Tom Knutzen
CEO

Tom Knutzen

Soren Bjerre-Nielsen

Key figures and financial ratios

GROUP

(DKKm)		2003/04	2004/05	2005/06	2006/07*	2007/08
Income statement						
Revenue		16,397	17,835	20,912	18,802	18,778
EBITDA before special items		3,001	3,050	3,289	3,078	3,198
Operating profit before share-based payments and special items		2,138	2,213	2,372	2,013	2,109
Operating profit before special items		2,108	2,086	2,159	2,034	2,151
Special items		83	(128)	(768)	(179)	(417)
Amortisation of goodwill		(409)	-	-	-	-
Operating profit		1,782	1,958	1,391	1,855	1,734
Net financial expenses		(242)	(264)	(497)	(506)	(365)
Profit before tax		1,540	1,694	894	1,349	1,369
Profit from continuing operations		1,009	1,251	633	940	771
Profit from discontinued operations		-	-	(11)	139	528
Profit for the year		1,009	1,251	622	1,079	1,299
Cash flow						
Cash flow from operating activities		1,667	1,378	2,646	2,203	1,436
Cash flow from investing activities		51	(6,482)	(1,420)	(1,178)	(1,235)
of which net investments in intangible assets		(106)	(119)	(178)	(118)	(297)
of which net investments in property, plant and equipment		(670)	(695)	(1,067)	(1,036)	(938)
of which purchase and sale of enterprises and activities		(42)	(5,665)	(159)	(60)	1
of which purchase and sale of financial assets		869	(3)	(16)	36	(1)
Free cash flow		1,718	(5,104)	1,226	1,025	201
Balance sheet						
Assets		25,307	32,802	32,262	31,385	27,943
Equity attributable to equity holders of the parent		11,612	11,953	12,408	12,644	12,259
Equity		11,900	12,286	12,726	12,949	12,542
Net interest-bearing debt		8,291	13,847	13,224	12,222	9,545
Invested capital		19,405	27,369	26,566	25,843	23,312
Financial ratios (%)						
EBITDA margin		18.3	17.1	15.7	16.4	17.0
EBIT margin		12.8	11.7	10.3	10.8	11.5
RONOA**		16.2	15.4	14.5	14.5	14.8
ROIC**		9.9	8.9	7.3	8.1	8.5
ROE		8.5	10.2	4.6	8.4	9.9
NIBD/EBITDA ratio		2.9	3.3	3.8	3.7	3.0
Share data						
Average number of shares	'000	49,907	49,584	48,909	48,728	48,030
Average number of shares, diluted	'000	49,930	49,860	49,373	49,010	48,137
Number of shares at year-end, diluted	'000	49,785	49,300	49,256	48,943	47,520
Earnings per share:						
EPS	DKK	19.52	24.23	11.52	21.71	26.03
DEPS	DKK	19.51	24.09	11.41	21.58	25.97
DEPS before amortisation of goodwill, special items and discontinued operations	DKK	27.21	25.97	23.19	21.59	24.78
Cash flow per share, diluted	DKK	33.39	27.64	53.59	44.95	29.83
Book value per share, diluted	DKK	233	242	252	258	258
Share price	DKK	294	374	502	443	320
Paid to shareholders						
Dividends paid in the financial year		311	323	330	328	361
Purchase of treasury shares		356	300	52	123	542
Total		667	623	382	451	903
Other data						
Average number of employees		8,440	9,235	10,636	9,712	9,510

* For 2006/07 the income statement, cash flow and average number of employees are restated, excluding discontinued operations from the Flavours division sold in 2007/08.

** For 2006/07 and 2007/08 RONOA and ROIC exclude the Flavours division.

See Definition of key figures and financial ratios on page 122.

Management's review

Becoming first choice

Danisco is undergoing a transformation. In May 2008, we announced a joint venture with DuPont on cellulosic bioethanol which exemplifies our ambition to leverage our technology platform into industrial biotech. During 2007/08, we unveiled plans to exit Sugar which we believe will enhance shareholder value by further strengthening the focus on our ingredients business. We divested our Flavours division to Swiss flavours & fragrance company Firmenich and established a strategic partnership with Firmenich. And we continue to invest in our food ingredients business. These events are all part of our ambition to move Danisco forward.

Danisco has completed a review leading to an update of our strategic priorities and a reorganisation of our reporting structure in light of the planned Sugar exit. Looking ahead, our key activity will be to design and deliver bio-based* ingredients to our industrial customers through our unique portfolio of ingredient solutions – to become our customers' first choice and a truly market-driven global business. We see this as the way to create superior value to all our stakeholders. Our updated strategic intent is a natural progression from "Unfolding the potential", our 2006 reorganisation and optimisation initiative.

UPDATED VISION – MISSION – STRATEGY

Vision
To be the first choice provider of bio-based ingredients to industry globally.

Mission
To help our customers increase their competitiveness through innovative, sustainable and bio-based ingredient solutions that meet market demand for healthier and safer products.

Strategy
To create value through:

- organic and acquisitive growth by leveraging and strengthening our market access, applications and technology platforms
- talented and engaged people

Bio-based ingredient solutions – our future platform

We anticipate an increasing global demand for bio-based ingredients, driven both by our traditional stronghold – the food industry – and by our industrial biotech business. We believe that in 20 years from now we will be living in a bio-based economy, and Danisco is already geared to capture a substantial part of this growth. Today, we hold leading positions in several key product categories within food ingredients where health & nutrition is an important market driver, and our subsidiary Genencor is a growth engine of industrial biotech.

Danisco's key strength lies in our unique distribution and R&D platforms. And we see strong synergistic opportunities between our traditional ingredient business and our industrial biotech activities: For example, breakthroughs in enzymes open up to new types of health-oriented food solutions. But we are also addressing our entire business approach to find innovative ways of creating value for our stakeholders, for example through partnerships with other industry leaders.



One visible proof of such collaboration is DuPont Danisco Cellulosic Ethanol LLC which targets the development and production of sustainable, second generation bioethanol based on non-food raw materials. Through this joint venture, we are combining DuPont's unique pretreatment and fermentation technologies with Genencor's innovative enzyme technology and production capabilities to become a leading provider of bioethanol solutions. This way, we are taking a holistic approach to the environmental challenges that the world is facing today whilst acknowledging the need for low-cost solutions. And we will continue to scour the market for similar opportunities within the industrial biotech space where Genencor will spearhead our efforts. Our quest to leverage our technology platform will increase our investments into R&D and will also enhance our risk profile, but we see this as the visionary approach to optimising our profitability in the longer term.

More than ever, sustainability makes up an integral part of Danisco's strategy. It is crucial that we can continue to meet customer demand for raw material traceability, documenting sustainable production in all parts of the value chain and offer our employees a sustainable career with a balanced work life. And more than ever, we will be focusing on finding sustainable solutions within the field of energy. We strive to continuously improve our performance in protecting the environment and reducing the climatic impact of our operations.

We are firm believers in health & nutrition as a key driver of our food ingredient business as we are experiencing increasing demand from our customers for functional ingredients that safeguard health. This growth market targets the booming lifestyle diseases such as diabetes and obesity. Our current offering within health & nutrition is highly focused – including well-known products such as xylitol sweeteners and probiotic cultures – whilst the current global market for actives also includes commodity ingredients such as vitamins and herbal extracts. It will be a future focus area for us to further strengthen and broaden our health & nutrition portfolio into value-adding areas where we do not yet hold a market leading position. This will happen through increased research efforts into new applications for our current ingredients and development of new products, as well as through bolt-on acquisitions where we can leverage on our existing distribution platform.

THE ORGANISATION


DANISCO A/S
FOOD INGREDIENTS
GENENCOR
SUGAR
Emulsifiers Division
Gums & Systems Division
Sweeteners Division
Cultures Division
Genencor Division
Danisco Sugar A/S
Sales & Application Food Ingredients (SAFI)

New organisational structure and reporting segments

In March 2008, we unveiled a revamp of our ingredient organisation, aligning it with the ongoing strategy process.

Within our new Food Ingredients segment, which is founded in our global sales and distribution matrix SAFI (Sales and Applications Food Ingredients), we are enhancing our focus on health & nutrition. With the aim of generating further growth synergies from their joint strategic platform, we have brought together our cultures and sweeteners activities in a new health & nutrition cluster named Bio Actives encompassing products that provide physiological benefits. Meanwhile, our emulsifiers, pectin and gums & systems activities have been merged into our new Enablers cluster, reflecting their ability to provide technological functionality that enable production of food and beverage with improved nutritional profiles. Genencor will be reported separately from Food Ingredients as the division moves further into biochemicals solutions, although we will continue to focus on generating synergies from the joint platform between enzymes and cultures on the production and research sides.

As from Q1 2008/09, we will therefore be reporting according to three new segments – Food Ingredients, Genencor and Sugar. Furthermore, for Food Ingredients we will provide supplementary information (Revenue and EBIT) for our Bio Actives and Enablers clusters, offering our stakeholders greater visibility regarding growth and profit drivers. Below, we offer pro forma figures for 2007/08 based on our new reporting structure. Until Sugar has been demerged or sold, we will continue to report on Sugar on an as-is basis.

PROFORMA FIGURES FOR 2007/08 UNDER NEW REPORTING STRUCTURE

	Revenue	EBIT*	Org growth	Margin
Genencor	3,685	515	9%	14.0%
Food Ingredients	8,565	1,095	3%	12.8%
Bio Actives	3,431	527	2%	15.4%
Enablers	5,134	568	4%	11.1%
Sugar	6,835	652		9.5%
Eliminations	(307)	0		
Corporate costs and Central R&D		(153)		
Group	**18,778**	**2,109**		**11.2%**

* Before special items and share-based payments

REVIEW

Financial targets and ambitions after Sugar exit

As part of our strategic review – Becoming first choice – and as a result of our decision to exit Sugar, we have also revisited our financial ambitions. These assume that Sugar will have already been demerged.

AMBITION


13.5 %
EBIT
MARGIN
GEARING*
2.5 - 4.0 x
EBITDA
BECOMING
FIRST
CHOICE
>18%
RONOA
5-7%
organic
GROWTH
over business
cycle

* Gearing: Net Interest Bearing Debt /EBITDA, incl. Bio Chemicals projects

Our gearing target has changed as a consequence of the planned demerger of Sugar which will result in a changed portfolio profile for the remaining business. We maintain our RONOA ambition of >18%.

We are targeting organic growth of 5-7% over a business cycle for the Group. Genencor is expected to deliver the highest average growth rates – at a level of 7-9% – whereas our ambition is to achieve 5-7% growth for Bio Actives and 3-5% for Enablers. We expect to benefit from our existing geographical diversification. Growth rates are relatively higher in emerging markets, and Danisco is structurally well positioned to capitalise on our global sales platform.

GROWTH AND LONG-TERM MARGIN AMBITIONS

	Org growth	Margin
Genencor	7 - 9%	> 15.0%
Bio Actives	5 - 7%	> 15.0%
Enablers	3 - 5%	> 12.5%
Corporate costs and Central R&D	-	≈ (1.5%)
Group	**5 - 7%**	**≈ 13.5%**

Our EBIT margin ambition for the Enablers cluster vs. the former Texturants & Sweeteners cluster has been lowered from over 15% to over 12.5% for two main reasons: Firstly, the composition of the Enablers and Texturants & Sweeteners clusters is different. The fact that the Sweeteners activities are now part of the Bio Actives cluster results in a lower average margin for Enablers compared to Texturants & Sweeteners, all else being equal. Furthermore, we have seen a drastic shift in the level of raw material costs. These costs are being gradually aligned through higher selling prices throughout the value chain and we are thus succeeding in defending our nominal profits; but even so this exercise has the mathematical effect of lowering the cluster's margin by around 1 percentage point. Our internal targets for Bio Actives and Genencor (excluding Bio Chemicals) have been left unchanged. In total, we are thus working towards a 13.5% EBIT margin after corporate costs and central R&D (but before share-based payments and special items).

It is our clear ambition to generate a substantial financial return on our biochemicals platform, including DuPont Danisco Cellulosic Ethanol LLC. This joint venture will be recognised using

the equity method, i.e. below the EBIT line, and is therefore not yet included into either growth or margin targets. As projects in the biochemicals platform mature, we will evaluate our financial matrix and targets. Whilst we are anticipating making a serious financial commitment to developing our biochemicals space, the size of planned investments will not overshadow the underlying profitability in our existing business.

We recognise that it will take time to achieve our ambitions as the higher market volatility has increased this challenge. And our ambition to strengthen our platforms in both Health & Nutrition and in R&D and technology will require increased investments. However, we have set our eyes on long-term growth and returns, in the short term accepting some dilution of short-term profitability in order to create much greater long-term upside.

Our strategic plan does not foresee major acquisitions on a scale that would transform the size or nature of Danisco. As mentioned previously, we anticipate smaller or mid-size bolt-on acquisitions and acquisitions that will further strengthen our health & nutrition platform.

Meanwhile, we have set a milestone for 2010/11 based on the assumption that Sugar has been demerged and excluding the effects of acquisitions and our Bio Chemicals projects. This plan includes around DKK 14 billion in revenue based on organic growth and an EBIT margin of at least 12.5% (after corporate costs and central R&D, but before share-based payments and special items). This assumes organic growth of around 6% on average for the coming three years.

Group financials

2007/08 was an eventful year for Danisco. We completed a strategic review of our business model and financial ambitions, the results of which have started to materialise through our decisions to exit Sugar and Flavours as well as through our recently announced second-generation bioethanol joint venture with DuPont.

At the same time, a number of external factors contributed to making 2007/08 a challenging year for Danisco. Soaring input costs, especially for key raw materials such as vegetable oils, stalled our Ingredients margin expansion trend from Q3 2007/08 and put us under an unprecedented pressure to hike the price on many of our products in order to defend our profits. This is a task in which we are gradually succeeding. We estimate that our Texturants & Sweeteners business has been facing rising raw material costs of around DKK 180 million. Energy prices also rose dramatically over the period.

During 2007/08, the USD and many other currencies depreciated substantially against the DKK. Although much of the currency effect for us is purely translational, the 12% depreciation of the USD did have a negative EBIT impact of around DKK 70 million against 2006/07.

Group results for 2007/08

On the group level, we reported revenue of DKK 18.8 billion for the year, which was unchanged Y/Y. The slight shortfall vs. our outlook for the financial year was exclusively down to depreciating currencies. Organic growth came in at 5% for Ingredients (8% in Q4 2007/08 alone) against our original expectation of 4%, whereas Sugar saw a marginal decrease in revenue Y/Y in line with our expectations as a consequence of the EU sugar regime reform.

On the EBIT level, Danisco reported DKK 2.2 billion against last year's DKK 2.0 billion. This was ahead of our EBIT outlook for the year, primarily due to better than anticipated performance by Sugar. Ingredients reported EBIT of DKK1.6 billion, much in line with our latest published outlook in March.

Other income and expenses above the EBIT line came in at DKK 162 million (2006/07: DKK 36 million), primarily reflecting the drivers discussed in our Q3 report, including a positive impact from our Firmenich tolling production, a gain on the disposal of property at Langebrogade, income from funded research (primarily at Genencor) and a variety of items relating to Sugar.

Net special items came in at a loss of DKK 417 million including DKK 600 million relating to the Sugar goodwill writedown announced in May. Excluding the sugar impairment, the DKK 183 million net income from special items was made up of income of DKK 278 million relating to Sugar's sale of EU quotas less restructuring costs and losses of DKK 95 million relating to Ingredients, primarily restructuring at Melle, France.

Net financial costs for 2007/08 came in at DKK 365 million, which was lower than we had anticipated after Q3. This was primarily due to one-offs relating to interest rate swaps as well as to writedowns on our venture companies.

For the continuing business, profit before tax came in at DKK 1,969 million before Sugar impairment, whereas tax came in at DKK 598 million, corresponding to an effective tax rate of 30.4%, slightly below the 31% provided in our outlook for the year.

Profit from discontinued operations came in at DKK 870 million (DKK 528 million after tax), relating to Flavour's performance for the first two months of the financial year, as well as our gain on divesting the flavour business. Profit after tax came in ahead of our initial expectations due to lower-than-anticipated tax payment in our foreign subsidiaries.

Danisco therefore closed the year 2007/08 with a profit before share-based payments and after tax of DKK 1,259 million against the DKK 1.3 billion that we anticipated at the beginning of the year, and the DKK 0.6 billion – 1.1 billion that we anticipated at the time of our most recent release in May.

Group RONOA came in at 14.8% for 2007/08 against 14.5% in 2006/07.

Cash flow from operating activities ended at DKK 1,436 million against DKK 2,203 million in 2006/07, the main difference being a significant one-time reduction in inventory in 06/07 for Sugar, mainly driven by the EU sugar reform. Our net working capital (NWC) continues to be negatively impacted not least by increasing raw material costs. We are not satisfied with this development, and it remains a priority to improve our NWC in 2008/09.

Cash flow from investing activities came in at DKK 1,235 million including purchase of sugar quota of DKK 222 million. The investment level was lower in Ingredients but higher in Sugar Y/Y, the latter being due to our Anklam bioethanol investment.

Cash flow from discontinuing businesses (i.e., the sale of the Flavours divison) came in at DKK 3,243 million against DKK 144 million in 2006/07. DKK 512 million was spent on net repurchase of treasury shares and DKK 361 million was paid in dividend. Net interest bearing debt was reduced from DKK 12,222 million to DKK 9,545 million.

Q4 2007/08 recorded an overall result in line with our expectations. The quarter was characterised by better-than-expected operating performance by Sugar, a goodwill writedown in Sugar of DKK 600 million, good topline development in most of our leading Ingredients businesses but also margin challenges in Ingredients.

Sugar demerger update

We are now in the conclusive phases of negotiations and therefore we expect to soon have clarity on the best possible outcome of the ongoing demerger or sales process. As previously stated, we are working towards a separate listing of Sugar by the end of calendar-year 2008 unless an outright sale of the business proves to be more value enhancing. Our aim is for Danisco's Board of Directors to be able to put forward a proposal to Danisco's shareholders for approval at the upcoming Annual General Meeting scheduled for 20 August. We will subsequently review our capital structure.

Sugar is included in the financial statements as part of the continuing business, as the criteria for recognising the assets as held-for-sale activities are not met (see Accounting policies).

Ingredients

INGREDIENTS

(DKKm)	2007/08	2006/07
Revenue		
Bio Ingredients	5,465	5,209
Texturants & Sweeteners	6,786	6,891
Eliminations	(32)	(26)
Total	**12,219**	**12,074**
Growth (%)	1	3
Organic growth (%)	5	6
EBITDA	**2,270**	**2,263**
EBITDA margin (%)	18.6	18.7
EBIT		
Bio Ingredients	775	739
Texturants & Sweeteners	835	890
Central R&D	(23)	(38)
Total	**1,588**	**1,591**
EBIT margin (%)	13.0	13.2
RONOA (%)	17.6	18.5
Net working capital	3,470	3,184
Net non-current assets	5,490	5,598
Net operating assets	8,960	8,782
Goodwill	7,368	7,777
Invested capital	16,328	16,559

Ingredients recorded revenue of DKK 12.2 billion during 2007/08, corresponding to 5% organic growth Y/Y. Adjusted for currency, EBIT grew by 4% Y/Y. Our EBIT margin came in at 13.0% for the year, in line with our latest published outlook. Bio Ingredients, which covers our Genencor and Cultures activities, accounted for the lion's share of top-line growth and for all EBIT growth. In Q4, organic growth came in at 8% for Ingredients, and we posted an EBIT margin of 12.3%.

Over the year, we have been scaling up on R&D for our Ingredients business. Our R&D spend grew 6% organically, driven especially by H2. We expect to maintain this R&D growth momentum going forward, also disregarding the plans we have to expand our Bio Chemicals platform. Towards the end of the financial year, we inaugurated our new Shanghai Research Center, which brought together a wide range of our R&D, sales and innovation activities in Asia.

Following the divestment of our Flavours division in June 2007, we undertook a realignment of the cost base in our global sales and applications platform for food ingredients SAFI. The

structure with integrating sales and applications developed well, and we are seeing an increasing level of activity on the back of our new partnerships.

RONOA for Ingredients came in at 17.6% for 2007/08. We recorded real Y/Y improvements in RONOA during H1 2007/08 thanks to our cost containment efforts and resulting margin expansion, while in H2 the Y/Y RONOA increase came in exclusively on the back of improvements in previous quarters.

Product areas

BIO INGREDIENTS

(DKKm)	2007/08	2006/07
Revenue	5,465	5,209
Growth (%)	5	2
Organic growth (%)	9	6
EBIT	775	739
EBIT margin (%)	14.2	14.2

Bio Ingredients grew revenue by 9% organically in full-year 2007/08 and came in at DKK 5.5 billion. This growth was broad-based between Genencor, our enzymes business, and Cultures and was primarily volume-driven. However, whilst Cultures grew at a continuously solid pace over the year, Genencor's top-line accelerated over the period, growing 18% organically in Q4 alone. Currency-adjusted EBIT for Bio Ingredients grew 8% for the full year, with growth stemming from the earlier quarters of the year, whilst Genencor's margins came under pressure during the final quarters of the year and had a negative impact on Bio Ingredients' profitability. Y/Y, we maintained our EBIT margin for Bio Ingredients at 14.2% for the full year. In Q4, Bio Ingredients recorded 16% organic growth and an EBIT margin of 10.9%.

Genencor

The two main growth drivers for Genencor in 2007/08 were Animal Nutrition and Fermentation Alcohol (including bioethanol). Animal Nutrition grew at very satisfactory growth rates throughout the year but accelerated particularly strongly during the latter part of the financial year partly driven by our customers' need for greater efficiency on the back of increasing input costs.

Genencor's bioethanol business is now truly back in the game. Throughout H2 2007/08, this business segment grew at highly satisfactory growth rates in the dominant North American starch ethanol market and gives us confidence in the ability of this business to deliver good growth also in the future. We also launched Accellerase, the first commercially available enzyme solution for the production of cellulosic, second-generation bioethanol based on non-food raw materials that represents a sustainable solution to the global food vs. fuel concern. And we announced plans to open our Fuel Alcohol Center of Excellence in Cedar Rapids targeting existing and future customers in the North American agricultural heartland.

Therefore we were also excited to announce our joint venture with leading US industry company DuPont for the development of cellulosic ethanol, a strategically important focus area for Danisco. With the joint venture's holistic approach to delivering integrated solutions for ethanol production on a commercial scale, we have the opportunity to capture an even greater share of the future cellulosic ethanol market. DuPont and Danisco have committed USD 140 million to be invested into the new joint venture over a three-year period; the investment will be split evenly between the two parties. We anticipate further investments into Genencor's emerging biochemicals platform, the impact of which contributed to lower margins in Q4 2007/08.

Fabrics & Household Care, one of Genencor's largest business units, reported low single-digit growth for 2007/08. Growth was particularly solid in the North American and Asian-Pacific markets. Genencor's Textiles business unit faced declining demand as a result of unfavourable fashion trends, while the Carbohydrates activities were stable.

Whilst volumes at Genencor were generally satisfactory, we are giving substantial focus to the division's margins which did come under pressure during the latter part of the financial year. This was due to a combination of the planned R&D upscale, a negative sales mix and short term supply chain issues as a result of high growth in certain product areas, and low capacity utilisation as a result of stock build-ups earlier in the year. All in all, we estimate that these factors led to a margin lag for Genencor of around 4 percentage point in Q4.

Cultures

Our Cultures business performed strongly during 2007/08, growing organically at around 10% for the year and capturing market share in most areas. Dairy & Food Cultures, Cultures' largest business unit, grew at high single-digit rates, as did Food Protectants whilst Dietary Supplements recorded double-digit growth rates. The solid growth rates in probiotics and dietary supplements reconfirmed our focus on Health & Nutrition as a key driver going forward. In spite of volatile raw material markets, which impacted costs of e.g. milk solids early in the year, Cultures succeeded in expanding its margins organically Y/Y.

We are currently undertaking a systematic upgrade of our Cultures platform. The large capacity expansion project at our Madison plant was well executed during 2007/08.

Texturants & Sweeteners

TEXTURANTS & SWEETENERS

(DKKm)	2007/08	2006/07
Revenue	**6,786**	**6,891**
Growth (%)	(2)	3
Organic growth (%)	1	6
EBIT	**835**	**890**
EBIT margin (%)	12.3	12.9

Texturants & Sweeteners grew organically by 1% during FY 2007/08, driven by strong growth in Emulsifiers, moderate growth in Gums & Systems and Pectin, and negative growth in Sweeteners. These drivers were most pronounced during the final two quarters of the year. Growth came primarily from higher prices, not least in Emulsifiers. Meanwhile, EBIT for Texturants & Sweeteners declined by DKK 55 million to DKK 835 million as a consequence of higher input costs, a negative currency effect and a declining demand for xylitol Y/Y over the year. As a result, margins came under pressure from H2 (2007/08), halting an extended period of quarterly margin expansions in Texturants & Sweeteners. The EBIT margin came in at 12.3% for full-year 2007/08, a decline of 0.6 percentage points Y/Y. In Q4, Texturants & Sweeteners recorded organic growth of 2% and an EBIT margin of 13.7%.

As mentioned, the soaring raw material prices hurt our emulsifier business particularly hard. However, we continue to seek and obtain compensation for these cost increases, and towards the end of 2007/08 our emulsifier revenue grew by solid double-digit growth rates Y/Y, albeit margins remained down Y/Y. Our customers are well aware of the challenges that we are facing in this respect, not least because they themselves are dealing with the same challenges. And the fact that we are able to partner with our customers to find more cost-efficient solutions for them through reformulation and other measures is further enhancing our customer relationships. Meanwhile, it remains the nature of our business that we will continue to chase the curve in terms of getting compensated for the higher input costs.

We continue to increase sales of GRINDSTED® SOFT-N-SAFE, our versatile plasticiser and phthalate replacer. However, we must also acknowledge that market penetration is happening slowly despite the product's clear environmental and safety benefits. We will continue to push for greater political awareness of the need to promote sustainable solutions within this field.

In January, we announced our intention to acquire Abitec, the UK emulsifier arm of Associated British Foods. This transaction is still pending regulatory approval.

Our Sweeteners business unit recorded a slight decrease in organic growth Y/Y, particularly in the latter part of the year. Our xylitol business was impacted by decreasing demand on the back of last year's global supply crisis in xylose, which led some customers to delay new launches or reformulate out of xylitol, whilst at the same time we saw more capacity coming on-stream from our Chinese competitors. Specifically in Q4, we were hurt by the fact that the restored product availability and resulting customer confidence led our customers to reduce safety stocks.

Our xylitol volumes remain under pressure on a Y/Y basis, but xylitol runs at a satisfactory level of profitability. We maintain our confidence in the long term earnings potential of the business even though we acknowledge that we are facing challenges ahead.

Litesse® performed in line with our expectations during 2007/08, and the improved regulatory environment, including FDA approval, bodes well for our future pipeline.

Geographic segments

GEOGRAPHIC SEGMENTS

(DKKm)	2007/08	2006/07
Revenue		
Europe	4,883	4,758
North America	3,238	3,336
Latin America	1,227	1,149
Asia-Pacific	2,230	2,249
Rest of the world	641	582
Total	**12,219**	**12,074**
Organic growth (%)		
Europe	3	4
North America	7	3
Latin America	10	11
Asia-Pacific	2	8
Rest of the world	11	15
Total	**5**	**6**

In Europe, Ingredients grew sales organically by 3%, driven by a slight decline in Texturants & Sweeteners (mainly driven by Sweeteners, while Emulsifiers recorded satisfactory top-line growth) and high single-digit growth in Bio Ingredients. Genencor's strongest performing business area in Europe was Animal Nutrition, whereas the bioethanol business was impacted by the significant drop in European ethanol production due to higher wheat prices. Cultures performed well in all major business areas.

Sales in North America grew by 7% organically. Bio Ingredients grew at double-digit rates, both in Cultures and in Genencor. Genencor's fastest-growing business areas included Fabric & Household Care, Animal Nutrition and – in H2 – Fermentation Alcohol (including bioethanol). Cultures reported the strongest growth in Dairy & Food Cultures and Dietary Supplements. Texturants & Sweeteners reported low single-digit organic growth, with Emulsifiers as the strongest contributor. Sweeteners' sales were flat.

Asia-Pacific grew by 2% organically. Cultures and Emulsifiers were among the strongest contributors over the year, whilst Genencor and Sweeteners' performance disappointed. Overall, the region was off to a fairly slow start to the year, not least as Genencor lost its Indian distributor when it was acquired by a competitor, but also due to the decline in xylitol demand. In March, we inaugurated a new joint site in New Delhi encompassing a dedicated functional systems facility and a Genencor blending and distribution site.

Latin America performed very well in 2007/08, posting double-digit organic growth driven especially by our Bio Ingredients businesses. Genencor had a particularly good year in this region, not least thanks to its Animal Nutrition activities where sales accelerated over the year. Texturants & Sweeteners grew in all major business segments, including xylitol.

The rest of the world saw organic growth of 11% in 2007/08, driven primarily by very satisfactory, broad-based performance in Texturants & Sweeteners. Cultures grew moderately over the year, and Genencor recorded slight negative growth, not least in Q4.

Sugar

SUGAR

(DKKm)	2007/08	2006/07
Revenue	6,835	6,995
Growth (%)	(2)	(11)
EBITDA	1,006	948
EBITDA margin (%)	14.7	13.6
EBIT	652	581
EBIT margin (%)	9.5	8.3
RONOA (%)	12.9	11.4
Net working capital	2,754	2,320
Net non-current assets	3,386	3,046
Net operating assets	6,140	5,366
Goodwill	742	1,343
Invested capital	6,882	6,709

The EU sugar regime is currently undergoing a transformation, and 2007/08 was therefore a transitional year for Sugar, marked by a string of one-off items.

Sugar reported revenue of DKK 6.8 billion, down 2% Y/Y and flat Q4/Q4 as a result of the EU sugar regime reform. At DKK 1.37 billion, gross profit also stayed around the level of 2006/07. Meanwhile, EBIT came in at DKK 652 million for the year, reflecting a margin of 9.5% against last year's 8.3% (the 2006/07 EBIT margin would have been 9.8 % excluding EU restructuring charges). RONOA for Sugar improved by 1.5 percentage points, to 12.9%.

On the operating side, Sugar performed ahead of our expectations during 2007/08. We realised better-than-expected volumes from industry, non-quota and non-EU volumes (albeit at generally lower prices as a result of the EU sugar regime reform). Overall, Sugar manoeuvred successfully through the challenging sugar reform, and in March we were able to lift our long-term targets for the business.

Due to the sugar reform and the significant increase in agricultural prices for competing crops, the beet growers in Sweden and Denmark have asked for increased beet prices. The parties are currently negotiating the beet price from 2009 and we expect to finalise these talks before the crop planning for next year.

Revenue per product segment

REVENUE PER PRODUCT SEGMENT

(DKKm)	2007/08	2006/07	2005/06
Revenue			
Sugar for industry	4,327	4,399	5,397
Sugar for retail	1,334	1,380	1,334
Feed	504	519	504
Seed	357	367	357
Other	289	330	289
Total	**6,835**	**6,995**	**7,881**
Growth (%)	(2)	(11)	(3)

The main reason for our long-term target upgrade was the greater clarity regarding the EU sugar regime reform. In February 2008, the European Commission announced not only substantial voluntary quota surrender by the EU sugar industry but also clear targets for further quota reductions that we expect will bring about balance between demand and supply in the EU sugar market. We see the Commission's announcement as a major step towards a more stable sugar market in Europe. In addition, stronger feed and molasses markets are encouraging,

and the results of the successful restructuring of our sugar business have started to materialise. We announced a quota cut of 5% (44,000 tonnes) in March 2008 following discussions with the beet growers, having already announced a net quota reduction of 85,000 tonnes in September 2007.

EU sugar quotas

EU SUGAR QUOTAS

(DKKm)	2007/08	2006/07	2005/06
Denmark	391	421	421
Sweden	308	326	368
Finland	81	146	146
Germany	115	133	125
Lithuania	71	82	82
Basis quotas	**966**	**1,108**	**1,142**
Temporary reduction	0	112	115
Basis quotas (after temporary reduction)	**966**	**996**	**1,027**

Our investment in a bioethanol production facility at our Anklam sugar plant developed according to our plans, and we expect the facility to be ready to go on-stream in September 2008.

Outlook for 2008/09

Assumptions underlying the outlook for 2008/09

Our Group outlook for operations for the financial year 2008/09 is based on the current energy and raw material prices. Our currency and interest rate assumptions are specified below.

In 2008/09, Danisco's result will depend on the outcome and timing of the ongoing process of demerging Sugar. Once a decision has been made, the result of the Sugar activities will be booked as discontinued business. Due to the uncertainty as to whether and when Sugar will be either divested or listed separately, our Group outlook for 2008/09 assumes that Danisco Sugar A/S continues as an integrated part of Danisco throughout the year.

In 2008/09, we expect Sugar to report revenue of around DKK 7.0 billion and EBIT of around DKK 450 million, reflecting the upper end of the 2008/09 EBIT outlook that we published in March 2008.

Danisco excluding Sugar

For Danisco excluding Sugar, we expect organic growth of around 6%. At currency rates as per 30 April 2008, this corresponds to revenue of around DKK 12.6 billion (DKK 12.2 billion in 2007/08).

We expect an EBIT (excluding share-based payments but including corporate costs and central R&D) at around DKK 1.4 billion, corresponding to a margin of around 11% (2007/08 EBIT: DKK 1,457 million). Adjusted for a negative currency effect, a one-off gain relating to the sale of property at Langebrogade in 2007/08, and an additional DKK 50 million in expected R&D costs relating to our Bio Chemicals strategy, the underlying expected increase in EBIT would be approximately 5%. This development should be seen in light of the higher input prices as well as the demand issues for xylitol.

For Food Ingredients, we expect a minor EBIT margin contraction. That will be driven by an improved result in Cultures and in Emulsifiers, a broadly unchanged result for Gums & Systems and a lower result for Sweeteners. In Genencor, we expect to see a moderate improvement in the EBIT margin excluding the higher R&D spend of around DKK 50 million relating to Bio Chemicals (see below). We assume progress in all enzyme areas albeit with some challenges within Fabric & Household Care until our product portfolio has been further strengthened.

Please refer to the proforma revenue and EBIT table for our new clusters and divisions on page 7 ("Becoming first choice") for reference.

Bio Chemicals Projects

In 2008/09, we expect expenses relating to Bio Chemicals projects to total approximately DKK 100 million, half of which will be recognised using the equity method below the EBIT line (DuPont Danisco Cellulosic Ethanol Company), whilst the remaining approximately DKK 50 million will be booked above the EBIT line as part of Genencor.

Group results

For the Group as a whole, we therefore expect revenue of around DKK 19.4 billion and EBIT before share-based payments and special items of around DKK 1.85 billion in 2008/09 (DKK 18,778 million and DKK 2,109 million, respectively, in 2007/08).

Special items are expected at a level of up to DKK 50 million in costs against net costs including goodwill writedowns of DKK 417 million in 2007/08.

We expect a tax rate of around 30% before share-based payments.

We therefore expect to report profit for the Group before share-based payments of around DKK 900 million (2007/08: DKK 1,259 million, including DKK 528 million from discontinued operations).

We expect a level of CAPEX around DKK 1.0 billion for Danisco excl Sugar; for Sugar we expect a CAPEX level of around DKK 300 million (2007/08: DKK 1.4 billion for the Group).

Currency and interest assumptions

The outlook for 2008/09 is based on a USD rate of DKK 4.80 on 30 April 2008, with an average exchange rate in 2007/08 of DKK 5.20. On 20 June 2008, the USD rate was DKK 4.78.

The calculation of sensitivity to changes in the USD rate includes currencies that correlate with the USD. A change in the USD rate of DKK 1.00 and the same relative change in USD-related currencies will cause a change in full-year revenue of around DKK 700 million and in EBIT of around DKK 75 million. The relatively lower exchange rate sensitivity vs. 2007/08 is due to changes in the group structure.

At the end of April 2008, the Group's average interest rate duration was 4.0 years and 52% of the Group's loans were based on fixed interest rates. A change in interest rates of 1% on an annual basis would – viewed in isolation – impact the Group's interest expenses by around DKK 48 million.

Risk factors

The forward-looking statements contained in this announcement, including expected revenue and earnings performance, inherently involve risks and uncertainties that could be materially affected by factors such as global economic matters, including interest rate and currency movements, fluctuations in raw material prices, production-related problems, breach or unexpected termination of contracts, price reductions resulting from market-driven price reductions, market acceptance of new products and launches of rivalling products. Danisco is only obliged to update and adjust the stated expectations in so far as this is required by law, including the Danish Securities Trading Act.

Other information

Accounting policies etc.

The accounting policies for the Group are unchanged from 2006/07.

In the case of discrepancies between the Danish and English versions of the Announcement of Results, the Danish version prevails.

Share capital

As a result of employees having exercised warrants, two capital increases of a total of 13,000 shares were made in 2007/08. At the end of the financial year, the share capital was DKK 978,829,900, equivalent to 48,941,495 shares.

Share-based payments

For several years Danisco has granted share options to the Executive Board and senior managers to motivate and retain them and encourage common goals with the shareholders.

The Board of Directors has decided to propose to the 2008 Annual General Meeting that a share option programme up to 600,000 share options be adopted with an exercise price based on the average share price of five consecutive trading days prior to the Annual General Meeting (13 August 2008 to 19 August 2008 – both days included) excluding any dividend adopted at the Annual General Meeting with a premium of 10%. The share options may be exercised between 1 September 2011 and 1 September 2014, with the first options being granted on 1 September 2008 at the earliest. The share options will be granted to the Executive Board and senior managers, comprising a total of around 200 persons.

At the assumption that the share price at grant date is DKK 337 (equalling the average share price at 20 June 2008) the value of the programme is estimated to DKK 31 million according to the Black-Scholes model. The model is based on the following additional assumptions: volatility 18.9%, dividend DKK 7.50 per share, interest rate 5.0% and a strike price of DKK 371.

At the financial year-end, 1,996,617 share options had been granted to Executive Board members and senior staff, corresponding to 4.1% of the company's share capital. The cost of these programmes is expensed in the income statement on an ongoing basis.

Proposals for the Annual General Meeting

The Annual General Meeting will be held on Wednesday 20 August 2008 at 3 pm in Tivoli Concert Hall, Vesterbrogade 3, 1630 Copenhagen V, Denmark. The agenda for the AGM will be included in the invitation to the AGM, which will be published and sent to shareholders in early August 2008. The Board of Directors proposes:

- That dividend of DKK 7.50 per share be paid, which is unchanged on 2006/07
- That the Company's share capital be reduced through cancellation of 1,248,200 treasury shares, corresponding to 2.55% of the share capital. This relates to the DKK 500 million share buyback programme initiated following the divestment of Flavours
- That in the period until next year's Annual General Meeting the Board of Directors be authorised to allow the Company to purchase its own shares up to the amount of 10% of the share capital at market price at the time of purchase with a deviation of up to 10%
- Demerger of Sugar
- Share option programme for the Executive Board and senior staff
- Electronic communications with shareholders

Business segments

PRIMARY SEGMENTS	INGREDIENTS					SUGAR				
(DKKm)	**03/04**	**04/05**	**05/06**	**06/07***	**07/08***	**03/04**	**04/05**	**05/06**	**06/07**	**07/08**
Income statement										
Revenue	8,653	9,875	13,289	12,074	12,219	7,941	8,155	7,881	6,995	6,835
Intra-group sales	(8)	(9)	(11)	(11)	(8)	(189)	(186)	(247)	(256)	(268)
External sales	**8,645**	**9,866**	**13,278**	**12,063**	**12,211**	**7,752**	**7,969**	**7,634**	**6,739**	**6,567**
Gross profit	**3,425**	**3,955**	**5,558**	**5,126**	**5,015**	**1,946**	**1,796**	**1,682**	**1,373**	**1,371**
EBITDA before special items	**1,668**	**1,886**	**2,355**	**2,263**	**2,270**	**1,543**	**1,463**	**1,319**	**948**	**1,006**
Depreciation before special items	(433)	(514)	(711)	(672)	(682)	(436)	(428)	(421)	(367)	(354)
Operating profit before special items	**1,235**	**1,372**	**1,644**	**1,591**	**1,588**	**1,107**	**1,035**	**898**	**581**	**652**
Special items	-	(193)	(322)	(171)	(95)	33	65	(506)	(12)	(322)
Amortisation of goodwill	(281)	-	-	-	-	(128)	-	-	-	-
Operating profit	**954**	**1,179**	**1,322**	**1,420**	**1,493**	**1,012**	**1,100**	**392**	**569**	**330**
Invested capital										
Net working capital	2,872	4,016	4,034	3,184	3,470	2,868	2,967	2,272	2,320	2,754
Net non-current assets	3,422	5,311	5,925	5,598	5,490	4,428	4,264	3,739	3,046	3,386
Net operating assets	**6,294**	**9,327**	**9,959**	**8,782**	**8,960**	**7,296**	**7,231**	**6,011**	**5,366**	**6,140**
Goodwill	4,281	9,336	9,346	7,777	7,368	1,541	1,542	1,343	1,343	742
Invested capital	**10,575**	**18,663**	**19,305**	**16,559**	**16,328**	**8,837**	**8,773**	**7,354**	**6,709**	**6,882**
Cash flow										
Investments in property, plant and equipment	443	560	966	943	738	405	190	128	183	378
Investments in entreprises and activitites	42	5,908	159	60	27	-	-	-	-	-
Financial ratios (%)										
Gross margin	39.6	40.1	41.8	42.5	41.0	24.5	22.0	21.3	19.6	20.1
EBITDA margin	19.3	19.1	17.7	18.7	18.6	19.4	17.9	16.7	13.6	14.7
EBIT margin	14.3	13.9	12.4	13.2	13.0	13.9	12.7	11.4	8.3	9.5
RONOA	19.0	18.1	16.4	18.5	17.6	16.2	14.7	14.3	11.4	12.9
ROIC	10.2	9.5	8.0	9.1	9.1	11.8	10.8	10.1	7.7	8.6

* For 2006/07 and 2007/08 the Flavours division, a part of the Ingredients segment sold in 2007/08, is excluded.
Full segment information is stated in note 2, Segment reporting.
For information on discontinued operations, see note 32, Discontinued operations.

Shareholder information

IR policy

Danisco aims to maintain a constant and high level of information through an active and open dialogue with the capital markets. We strive to provide comprehensive information to the stock market about our financial and operational performance as well as our targets and strategies. Through open communication, we aim to ensure that the valuation of the Danisco stock reflects the company's situation and expectations.

Investor Relations (IR) is organised as an independent unit under the Communications department with direct reference to the Executive Board. IR has access to all relevant financial and strategic information in the company and is responsible for maintaining contact with investors and analysts through regular information meetings in Denmark and abroad. IR is also responsible for directing information from shareholders to the Executive Board.

When hosting investor events, we seek to make them widely available to the public, using the Internet in connection with results announcements and meetings for analysts, investors and the press. Other prioritised activities include Capital Market Days and thematic presentations, which are made available on the Internet after the events.

It is also possible to track planned activities and events via our financial calendar on www.danisco.com/investor. In April 2008, we expanded our web services to allow all our stakeholders to view analyst recommendations and consensus earnings estimates for Danisco.

DANISCO'S MASTER DATA

Stock exchange	NASDAQ OMX Nordic Exchange
Share capital	DKK 978,829,900
Denomination	DKK 20
Number of shares	48,941,495
Classes of shares	One
Bearer security	Yes
Voting right restriction	7.5%
ID code	DK0010207497
Bloomberg code	DCO DC
Datastream	DK:DAO
Reuters code	DCO.CO
Thomson Financial	DCO.DK

Indices

The Danisco stock is included in the following international stock indices. For further details, please see the respective websites.

INDEX LISTINGS

Index	Website
Dow Jones STOXX	www.stoxx.com
Dow Jones Sustainability	www.sustainability-indexes.com
NASDAQ OMX Group	www.nasdaqomx.com
MSCI Barra	www.mscibarra.com
FTSE	www.ftse.com

IR activities

In the financial year 2007/08, we held more than 480 investor meetings in 16 countries compared with around 445 meetings in 15 countries last year, an increase of 8%. We see the larger number of meetings as an expression of interest in Danisco and a sign that investors increasingly seek information directly from the companies.

Financial calendar

There are certain periods during the financial year when, under the rules of the NASDAQ OMX Nordic Exchange, Danisco is prohibited from holding investor meetings. These quiet periods start four weeks prior to results announcements.

FINANCIAL CALENDAR

17 August	2008	IR quiet period starts for Q1
20 August	2008	Annual General Meeting 2008
18 September	2008	Q1 results
17 November	2008	IR quiet period starts for Q2
16 December	2008	Q2 results
19 February	2009	IR quiet period starts for Q3
18 March	2009	Q3 results
25 May	2009	IR quiet period starts for Q4
24 June	2009	Q4 results

Danisco and NASDAQ OMX Nordic Exchange

Danisco's shares are listed on the NASDAQ OMX Nordic Exchange and the closing price at 30 April 2008 was DKK 323 compared to DKK 443 last year. This equals a decline of 28% in the financial year. On the assumption of a dividend of DKK 7.50 being paid after the Annual General Meeting on 20 August 2008, the stock has yielded a total negative return of 26% in the financial year. By comparison, the OMXC20 Index decreased by 11% in the same period.

The market capitalisation of the company's shares was DKK 15.8 billion at 30 April 2008 compared with DKK 21.7 billion last year. At the financial year-end, Danisco was the 15th largest stock in the OMXC20 Index with an index weight of 1.8%. In the financial year 2007/08, 76.5 million Danisco shares were traded on the NASDAQ OMX Nordic Exchange, an increase of 3% on last year's 74.0 million, and corresponding to 156% of the share capital at 30 April 2008.


TRADING VOLUME AND PRICE PERFORMANCE OF THE DANISCO STOCK 1 MAY 2007-30 APRIL 2008


(Share price (DKK))
(No of shares)
600
550
500
450
400
350
300
250
200
150
100
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
May-07
Jun-07
Jul-07
Sep-07
Oct-07
Nov-07
Jan-08
Feb-08
Apr-08
No. of shares (RHS)
Danisco
OMX index (re-based)

REVIEW

Share capital

As a result of employees having exercised warrants, two capital increases of a total of 13,000 shares were made in 2007/08. At the end of the financial year, the share capital was DKK 978,829,900, equivalent to 48,941,495 shares. At the financial year-end, 1,996,617 share options had been issued to Executive Board members and senior staff, corresponding to 4.1% of the company's share capital. For further information on the Board of Directors' authorisation to make capital increases, see note 24.

DANISCO'S SHARE CAPITAL

Financial year	Change	Denomination	Change in no. of shares	No. of shares	Share capital (DKK)
1993/94	5-for-1 stock split	20	44,124,292	55,155,365	1,103,107,300
1994/95	Issue of employee shares	20	204,409	55,359,774	1,107,195,480
1994/95	Converted bonds	20	87	55,359,861	1,107,197,220
1995/96	Converted bonds	20	13,399	55,373,260	1,107,465,200
1996/97	Converted bonds	20	4,548,596	59,921,856	1,198,437,120
1996/97	Issue of employee shares	20	188,452	60,110,308	1,202,206,160
1998/99	Cancellation of shares	20	(1,888,529)	58,221,779	1,164,435,580
2002/03	Cancellation of shares	20	(5,022,177)	53,199,602	1,063,992,040
2003/04	Cancellation of shares	20	(2,131,050)	51,068,552	1,021,371,040
2004/05	Cancellation of shares	20	(1,380,000)	49,688,552	993,771,040
2005/06	Cancellation of shares	20	(786,750)	48,901,802	978,036,040
2005/06	Two issues of employee shares	20	22,643	48,924,445	978,488,900
2006/07	Four issues of employee shares	20	4,050	48,928,495	978,569,900
2007/08	Two issues of employee shares	20	13,000	48,941,495	978,829,900

Shareholders

Through a dedicated information policy, Danisco wants to maintain an open dialogue with its shareholders and encourages them to register their holdings in the company's Register of Shareholders.

At 30 April 2008, the number of investors was around 61,100, of whom around 44,300 were registered shareholders, which is a decrease of about 2% on last year. The registered share capital accounts for 75% of the total share capital compared to 71% last year. At 30 April 2008, ATP, Hillerød, Denmark, a Danish public pension fund, held 9.9% of Danisco's share capital, being the only shareholder holding more than 5% of the share capital.

The ownership structure at the end of the financial years 2007/08 and 2006/07 is shown below. The table shows that the most significant change in the ownership structure was an increase in the number of international investors, growing from 17% to 28% at the expense of domestic investors, primarily financial institutions.

DANISCO'S OWNERSHIP STRUCTURE

(%)	30 April 2008	30 April 2007	Change
Financial institutions	27.6	41.5	(13.9)
Businesses	11.7	10.6	1.1
Public institutions	1.7	1.7	0.0
Unknown sector	6.2	2.4	3.8
Private investors	24.8	26.5	(1.7)
International investors	28.0	17.3	10.7
Total	**100.0**	**100.0**	**0.0**

Source: VP Securities Services

Trading in treasury shares

On the back of Danisco's divestment of Flavours, we decided to adjust our capital structure through a DKK 500 million share buyback programme, which was completed in December 2007. Furthermore, treasury shares have been bought to hedge the option programmes. All in all, in 2007/08, Danisco bought back 1,348,200 treasury shares for DKK 542 million, equivalent to an average price of DKK 402 per share. During the financial year, 73,569 shares were sold in connection with the exercise of share options. At 30 April 2008, Danisco held 1,439,777 treasury shares, or 2.9% of the share capital. The shares were acquired under the existing authorisation granted by the Annual General Meeting on 29 August 2007 to buy back shares of up to 10% of the company's share capital in the period until the Annual General Meeting due on 20 August 2008.

TRADING IN TREASURY SHARES

No.	2007/08	2006/07
Holding at 1 May	165,146	103,200
Purchase	1,348,200	248,000
Sale	73,569	186,054
Reduction of share capital	0	0
Holding at 30 April	1,439,777	165,146

Insider register

Danisco's insider register comprises the Board of Directors, the Executive Board and other senior staff with access to inside information. These persons may trade in Danisco shares only in certain predetermined periods, e.g. after results announcements, unless prohibited by other matters.

Annual General Meeting

The Annual General Meeting will be held on Wednesday 20 August 2008 in Tivoli Concert Hall, Vesterbrogade 3, 1630 Copenhagen V, Denmark.

Dividend policy

Danisco aims to ensure the necessary equity to fund the Company's operations and distribute surplus capital to the shareholders through dividend payments and/or share buybacks. Dividends are decided at the Annual General Meeting, and Danisco does not pay interim dividend.

At the upcoming general meeting, the Board of Directors will propose a dividend of DKK 7.50 per share (unchanged from last year). The shares will trade ex-dividend on the day after the Annual General Meeting.

REVIEW

KEY FIGURES AND FINANCIAL RATIOS

Group		2003/04	2004/05	2005/06	2006/07	2007/08
Average number of shares	'000	49,907	49,584	48,909	48,728	48,030
Number of shares at year-end, diluted	'000	49,785	49,300	49,256	48,943	47,520
Number of shares in share capital at year-end	'000	51,069	49,689	48,924	48,928	48,941
Basic earnings per share (EPS)	DKK	19.52	24.23	11.52	21.71	26.03
Cash flow per share, diluted*	DKK	33.39	27.64	53.59	44.95	29.83
Book value per share, diluted	DKK	233	242	252	258	258
Share price	DKK	294	374	502	443	320
Share price/book value, diluted	DKK	1.26	1.54	1.99	1.71	1.24
Market value	DKKm	14,637	18,438	24,727	21,682	15,206
Price/earnings, basic	DKK	15.06	15.44	43.58	20.41	12.29
Dividend per share	DKK	6.50	6.75	6.75	7.50	7.50
Payout ratio	%	33.2	27.7	58.2	34.1	28.5

* For 2006/07 and 2007/08 the Flavours division, sold in 2007/08, is excluded.

STOCKBROKERS COVERING DANISCO

Danisco is currently covered by 21 national and international brokers, which is unchanged year-on-year. An overview of recommendations and earnings estimates can be found on www.danisco.com/investor relations. Danisco does not vouch for the accuracy of these estimates or recommendations.

ABG Sundal Collier	+45 3318 6100	Gudme Raaschou Bank	+45 3344 9000
ABN AMRO	+44 207 678 8000	Handelsbanken Capital Markets	+45 3341 8200
Alm. Brand Markets	+45 3547 4848	Jyske Bank	+45 8989 8989
Carnegie Bank	+45 3288 0200	JP Morgan	+44 207 325 0000
Citygroup	+44 207 986 6000	Merrill Lynch	+44 207 996 1000
Cheuvreux Nordic	+46 8723 5100	Proactive Independent Ideas	+44 147 325 2532
Credit Suisse	+44 207 888 8888	SEB Enskilda	+45 3697 7000
Dansk Aktie Analyse	+45 3296 096	Standard & Poor's	+46 8440 590
Danske Equities	+45 3344 0000	Sydbank	+45 3369 7800
Kaupthing FIH	+45 7222 5000	UBS	+31 20551 0100
Goldman Sachs International	+44 207 774 1000		

STOCK EXCHANGE ANNOUNCEMENTS 2007/08

Date	Year	No.	Title
2 May	2007	6	Warrant programme: Issue of new shares
2 May	2007	-	Updated Articles of Association with appendix 1
2 May	2007	7	Market rumours regarding sale of Flavours division
3 May	2007	8	Danisco signs agreement on the divestment of Flavours and enters strategic partnership with Firmenich
1 June	2007	9	Announcement on the total number of voting rights and total share capital of the company
2 June	2007	10	Announcement of Results for 2006/07
2 June	2007	-	Danisco Annual Report 2006/07
21 June	2007	-	Insider trading
22 June	2007	-	Insider trading (3 notices)
25 June	2007	-	Insider trading (2 notices)
28 June	2007	-	Insider trading
2 July	2007	11	Share buyback initiated – divestment of Flavours implemented
9 July	2007	12	Share buyback
16 July	2007	13	Share buyback
23 July	2007	14	Share buyback
3 July	2007	15	Share buyback
2 August	2007	16	Warrant programme: Issue of new shares
2 August	2007	-	Updated Articles of Association with appendix 1
6 August	2007	17	Share buyback
9 August	2007	-	Notice convening AGM 2007
13 August	2007	18	Share buyback
2 August	2007	19	Share buyback
27 August	2007	20	Share buyback
29 August	2007	21	Excerpt of the Chairman's report at the Annual General Meeting on 29 August 2007
29 August	2007	22	Annual General Meeting of Danisco A/S held on 29 August 2007
3 August	2007	-	Updated Articles of Association with appendix 1
31 August	2007	23	Announcement on the total number of voting rights and total share capital of the company
3 September	2007	24	Share buyback
1 September	2007	25	Share buyback
17 September	2007	26	Share buyback
19 September	2007	27	Announcement of Results for Q1 2007/08
24 September	2007	28	Share buyback
27 September	2007	29	The EU takes key steps to restore sugar market balance
1 October	2007	30	Share buyback
8 October	2007	31	Share buyback
15 October	2007	32	Share buyback
22 October	2007	33	Share buyback
29 October	2007	34	Share buyback
5 November	2007	35	Share buyback
12 November	2007	36	Share buyback
19 November	2007	37	Share buyback
26 November	2007	38	Share buyback
3 December	2007	39	Share buyback
1 December	2007	40	Share buyback
17 December	2007	41	Share buyback
17 December	2007	42	Announcement of Results for Q2 2007/08
4 March	2008	1	Danisco increases outlook for Sugar and commences Sugar separation
26 March	2008	2	Announcement of Results for Q3 2007/08
4 April	2008	3	Major shareholder announcement

Innovation

New collaborations

Difficult economic conditions worldwide coupled with growing consumer demand for healthy and safe food are increasing the focus on R&D. The rise in prices of key raw materials for food production and the global discussion of the "Food for Fuel" challenge in connection with, for instance, the growing production of bioethanol, have increased demands on our research efforts in all areas. It is essential that we deploy our R&D resources in the best possible way and optimise our innovation processes on an ongoing basis to maintain and develop our position as the preferred partner for ingredients solutions to the global food industry. At the same time, we are moving into new business areas through various partnerships to leverage our technology platform through our strong and competitive presence in industrial biotechnology, a radical change of our business model that will bring Danisco to the next level of profitability. In consequence, our 'Becoming first choice' strategy deals with the following areas within R&D:

- Partnership agreements
- Strengthening the cohesion of closely related technology platforms
- Knowledge – a key value driver
- Set-up of a Food Ingredients Board in order to optimise research efforts across the divisions

Partnership agreements

The establishment of new business areas in the global food industry or areas where knowledge of biotech is a key competitive force will be of huge strategic importance to Danisco going forward. Against this backdrop, new business models will emerge where partnerships are concluded across sectors, the most essential driving force being the ability of biotech to substitute part of production in the chemical industry.

In future, a major share of our research will continue to be undertaken by our own global R&D unit, but some of our research efforts will be conducted in partnerships with other companies in new high-growth business areas. One of the advantages of a partnership is the possibility of gaining access to a larger knowledge pool; future projects will require huge investments and some of the new measures will provide companies with a different position in the value chain than first assumed. Our recent partnership agreement with US-based DuPont testifies to this trend.

Partnership with DuPont

DuPont and Genencor, a division of Danisco A/S, recently announced an agreement to form DuPont Danisco Cellulosic Ethanol LLC, a 50/50 global joint venture to develop and commercialise the leading, low-cost technology solution for the production of cellulosic ethanol – a next-generation biofuel produced from non-food sources – to address a USD 75 billion global market opportunity. Through the scientists and technologies of both companies, DuPont Danisco Cellulosic Ethanol LLC will launch an accelerated effort to integrate the unique cellulosic processing capabilities of both companies to economically produce ethanol from non-food sources. The parent companies will license their combined existing intellectual property and patents related to cellulosic ethanol. The goal is to maximise efficiency and lower the overall system cost to produce a gallon of ethanol from cellulosic materials by optimising the process steps into a single integrated technology solution.

In the United States, the joint venture will scale up an optimised technology package for corn cobs from integrating the proprietary DuPont pretreatment and ethanologen technologies with the innovative enzyme technology of Genencor, while DuPont continues to analyse the collection and storage of cellulosic raw materials. The global joint venture expects its first pilot plant to be operational in the United States in 2009, and its first commercial-scale demonstration facility to be operational within the next three years. The joint venture will be headquartered in the United States and will be formed after receipt of the required regulatory approvals.

The joint venture will license its technology package directly to ethanol producers for deployment in the United States and around the world, as well as through the establishment of regional cellulosic ethanol affiliates. The regional ethanol affiliates will invest in equity interests with strategic partners, including ethanol producers and energy companies, to enable the rapid deployment of the joint venture's cellulosic ethanol technology at commercial scale. The joint venture's technology package can be used both as a "bolt-on" to an existing ethanol plant – expanding its capacity to accept cellulosic raw materials – or as the design basis for a stand-alone cellulosic ethanol facility. The joint venture expects to enable production of commercial volumes of cellulosic ethanol by 2012.

Strengthening the cohesion of closely related technology platforms

A key competitive force is to exploit our knowledge of closely related technology platforms. This will remain a top priority in our strategy irrespective of the organisational structure. There is a significant breadth and depth in our applied production technologies, which means that we are in a position to optimise our technology platforms due to extensive knowledge sharing across the organisation. With Genencor and Cultures using fermentation technology in the production of enzymes and cultures, knowledge sharing is particularly essential in this area.

Knowledge – a key value driver
Danisco has deployed a strategy for managing the flow of knowledge through the organisation to make the workflow more effective and ensure optimal utilisation of the people knowledge. The strategy includes the use of IT but also Danisco knowledge networks and 'ring teams'. One key network is the Danisco Innovation Coordination Committee, DICC, which coordinates our innovation efforts across the Group.

Food Ingredients Board
The Food Ingredients Board (FIB) has been set up with a view to developing and coordinating Danisco's food ingredients strategy. The FIB will also strengthen collaboration across divisions and coordinate our R&D efforts. With the growing competition and rising raw material prices, customers increasingly demand ingredient solutions that optimise production costs and facilitate the supply of healthy and safe food products. Moreover, the increasing demand for functional food with health claims means that, in future, we will enhance our efforts in this key area.

Focused and effective technology development
R&D and application activities in Ingredients are organised at around 30 innovation centres in 18 countries, or five centres fewer than last year. The reduction relates to the divestiture of the flavours business and the strategy of creating strong innovation centres by merging smaller units. In 2007/08, we inaugurated our R&D facility in Shanghai. This was a result of merging our activities in Wuxi and Kunshan into one 'centre of expertise' to service our customers better. We also strengthened our R&D platform in Cultures by transferring our expertise in Dangé, France, to Niebüll, Germany.

R&D SPENDING IN INGREDIENTS


(DKKm)
(%)
900
800
700
600
500
400
300
200
100
0
7
6
5
4
3
2
1
0
2002/03
2003/04
2004/05
2005/06
2006/07
2007/08
R&D spending
R&D in % of revenue (RHS)

Ingredients' overall R&D spending in 2007/08 amounted to DKK 661 million or 5.4% of revenue against 5.5% the year before, restated for the divestment of Flavours.

Spending on R&D and application activities in Ingredients has surged in recent years, owing to a stronger biotechnology platform primarily within enzymes and cultures. Continuous strengthening of our technology platform and pipeline is a vital factor in exploiting the growth potential inherent in the food segment and other industries, such as bioethanol production on the basis of biomass. Hence, more resources will be allocated to specific areas, and new business models will be investigated with a view to exploiting this knowledge.

When improving work processes, IT plays a key role internally as well as externally. Danisco's Partnerweb is an effective platform for distributing information on innovation to customers and external partners. Today, one-third of our customers are active users of this system. Other vital platforms include IT-based procurement and inventory management platforms. These web platforms are expected to become increasingly popular with our customers due to the administrative and cost-related benefits.

The innovation staff in Ingredients comprised some 880 employees in mid-2007/08, which is a reduction of around 140 employees from the year before with 130 people relating to the sale of our flavours activities. We continue to improve our staff profile. One of the objectives of 'Unfolding the potential' was to strengthen our efforts within Bio Ingredients, which has resulted in a higher staff turnover than usual, and the very tight job market made it a challenge to increase the number of R&D people at the beginning of the financial year.

EDUCATIONAL PROFILE IN INNOVATION


Laboratory technicans
23%
PhD
20%
Technicans
10%
Master & Bachelor
47%

Today, 68% of our Innovation employees work in R&D versus only 45% in May 2002. The remaining employees work with application development and technical customer support. In recent years, our company has increasingly focused on the long-term pipeline, attributable to the establishment of a strong technology platform in Bio Ingredients. The divestment of our flavours activities is the main reason for the drop in the number of innovation employees.

EMPLOYEE PROFILE IN INNOVATION


(%)
100
80
60
40
20
0
1,200
1,000
800
600
400
200
0
May-02
May-03
Nov-03
May-04
Nov-04
Jun-05
Jan-06
Nov-06
Nov-07
Application & customer service
R&D
No of employees (RHS)

Basic objectives unchanged

Our Ingredients business provides one of the world's broadest and strongest product offerings of value-adding ingredients to the food segment and a number of other industries. In addition, Ingredients is a world leader in the application area. Taken together, this makes Danisco a preferred partner for the food industry. Our activities are driven by an ambition to develop new knowledge, new products and new applications for the benefit of Danisco's customers worldwide. Innovation works with three main areas relative to customers across all industries:

- Product development
- Application development
- Optimisation of customers' production processes

The above illustrates that our activities are not confined to our own products and processes but encompass those of our customers, too. This is vital in light of the trend seen among food manufacturers towards collaboration on development activities with ingredients companies such as Danisco with a view to reducing time and resource consumption. This trend is expected to intensify in coming years, substantiated by more customers concluding R&D agreements, which allows Danisco to play a key role in the customer's development activities.

As an example, Genencor is committed to discovering new enzyme applications and improving existing enzyme solutions. Interestingly, the development of both existing and new application areas is often undertaken in close collaboration with customers and/or public authorities. The reason is that enzymes usually play a key role in the product or production process, and therefore, technology and application knowledge are equally important both for technical purposes and foods. In conclusion, the above three innovation areas form the cornerstones of Danisco's innovation work within food ingredients (about 73% of revenue) and other industrial applications (about 27% of revenue).

Innovation activity in 2007/08

As appears from the graph below, the activity level in the innovation area was impacted by the divestment of the Flavours division and therefore showed an absolute drop in 2007 within all activity areas.

INNOVATION ACTIVITY IN INGREDIENTS


(No. of requests)
(Product launches)
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
800
700
600
500
400
300
200
100
0
2001
2002
2003
2004
2005
2006
2007
Technical customer service
Customer training sessions
Product launches (RHS)

The most significant product launches and technological breakthroughs in 2007/08 are listed below:

Genencor

- Accellerase™1000, the first ever commercially available biomass enzyme developed specifically for second-generation biorefineries. Accellerase™1000 contains a potent complex of enzymes that reduces complex lignocellulosic biomass into fermentable sugars – an indispensable step for the production of cellulosic ethanol. Genencor has been developing biomass enzymes for well over ten years. The effort was partially supported by contracts with the US Department of Energy's (DOE) National Renewable Energy Laboratory (NREL). Commercial interest in second-generation biorefineries, driven in part by government policies to reduce the emission of greenhouse gases and increase energy independence, has accelerated over the past two years in the USA and around the world. Accellerase™1000 will fill a large unmet need for reliable biomass enzyme supply to pilot and demonstration plant developers who are actively working on process development, scale-up and integration.
- The UK Health Protection Agency (HPA) has been awarded a US patent for inactivating prions, which are the causative agents of various forms of transmissible spongiform

REVIEW

encephalopathy (TSE), including the human variant Creutzfeldt-Jakob disease (vCJD). The patented method for prion detection and elimination was developed when the HPA came to Genencor to help develop a solution for preventing vCJD transmission. It involves a prion-inactivating enzyme developed by Genencor, Prionzyme™, which carries the EU's CE mark and is used for equipment disinfection to diminish the spread of vCJD. The enzymatic disinfectant digests and inactivates prions with a greater than 10 million-fold reduction in infectivity under recommended conditions.
- Genencor is one of four companies the DOE chose to receive part of a total investment of up to USD 33.8 million over four years. The initial work plan will cover two years with a possible extension, if needed. The amount of the award will be set after the technical work plan is finalised with the agency. The award amount will be equally matched by the company.
- Genencor has launched MANNASTAR™, a new detergent enzyme specially designed to target stains like chocolate ice cream and salad dressing. MANNASTAR™ is a new bright cleaning enzyme product that targets the removal of mannans from fabrics. Genencor's MANNASTAR™ enzyme provides detergent manufacturers around the world with the opportunity to increase their products' performance to match or exceed the leading high-end detergent brands in variable wash conditions. Mannans, of which guar and locust bean gum are among the most common, are used as thickeners and for gel texture in food and cosmetics. They can be found in an increasing number of consumer products, including ice cream, barbecue sauce, processed foods, salad dressing, hair-styling aids and make-up.

Bio Actives

- Litesse® is now approved by the US Food and Drug Administration (FDA) for use in yoghurt products. Litesse® polydextrose from Danisco can now be used to create reduced calorie, prebiotic, fibre-enriched, reduced sugar yoghurt products and yoghurt beverages. Litesse® is easy to use in most dairy and yoghurt applications. It can be added to yoghurt before or after fermentation, or as part of the fruit preparation of fruit yoghurt where it can replace the bulk of sugar. Litesse® is a speciality carbohydrate that is low calorie (1 kcal/gram), sugar free, prebiotic and high in fibre. Litesse® can be used with high intensity sweeteners to replace sugar and reduce calories. It also improves the mouthfeel and texture of low fat, reduced sugar yoghurt. As a prebiotic, Litesse® offers digestive health benefits. Research findings indicate that Litesse® is not digested by human enzymes and passes intact to the colon where it selectively stimulates the growth of bifidobacteria and lactobacilli and promotes the generation of beneficial short-chain fatty acids while also reducing colonic pH. Litesse® is well-tolerated up to 90 grams per day with no adverse gastrointestinal effects. Litesse® polydextrose has also been shown to have a satiating effect. Clinical studies indicate that the consumption of foods containing Litesse® can substantially reduce subsequent caloric intake.
- Danisco has launched Dulcaden™ in Brazil, a new range of unique sweetener blends designed to replace sugar in bakery applications without compromising on quality or taste. Developing healthier, reduced or no added sugar, reduced calorie and fibre-enriched baked goods is complicated because of the need to use a number of complex sugar-reducing ingredients.
- The work of Danisco's application development teams has resulted in, for instance, juice, cheese and chocolate now joining traditional fresh dairy applications as an efficient vehicle for health-promoting probiotics. Numerous studies confirm the beneficial properties of the Danisco probiotic cultures range, HOWARU™ Premium Probiotics. Gastrointestinal health, well-being and immune system modulation are the most well-established areas where probiotics have a beneficial effect. More recent evidence has demonstrated the ability of HOWARU™ to reduce cold and flu symptoms with HOWARU™ Protect or restore a well-balanced gut microflora after antibiotic treatment with HOWARU™ Restore.
- Danisco and Dutch research institute TNO have signed an exclusive licensing agreement on exopolysaccharide-producing probiotic strains for weight management. Obesity is one of the greatest public health challenges of the 21st century. In America more than 60% of the population is obese and in some European countries this percentage is almost similar. Obesity is a contributing cause of a large number of diseases: cardiovascular diseases, type II diabetes, metabolic syndrome and arthritis. Considering the large number of obese people and the risks involved, there is great attention from both governments and the food industry to look for solutions to these problems.

Enablers

- Danisco and Nihon Starch Co. Ltd., Japan, have entered into a license agreement on exploiting the Danisco-developed anhydrofructose technology. The anhydrofructose technology is an alternative starch processing technology which enables anhydrofructose to be produced from starch instead of glucose. This is an example of Danisco's strong knowledge and technology platform being used to generate value through out-licensing. Anhydrofructose is a calorie-free sugar naturally found in edible mushrooms and seaweeds. It has potential use in both food and non-food applications, including green chemistry, pharmaceuticals as well as oral health. Anhydrofructose has certain antimicrobial effects on gram-positive bacteria and can be used as a natural antioxidant in high-quality food.
- Danisco has for several years been working on the revolutionary GRINDSTED® IcePro technology, which enables ice cream producers to significantly improve ice cream quality in general and reduce fat or other solids in particular without

compromising texture and taste. GRINDSTED® IcePro blends for ice cream producers have been marketed by Danisco for more than two years and already enjoy considerable commercial success. The historically strong rise in the cost of dairy ingredients makes GRINDSTED® IcePro an attractive way of controlling production costs.

Patents are increasingly important to Danisco
At the end of 2007, Danisco's patent portfolio had increased by about 5% to 7,854 patents compared with the year-earlier period. Our increasing exposure to biotechnology has resulted in increased focus on patent protection. We have to protect our own products as well as anticipate our competitors' patent activity, which could constitute a threat to Danisco. Danisco's patent portfolio has increased in recent years as a result of acquisitions and new technological advances. The biotech product and technology platform has top priority with a view to protecting own interests via patents and their enforcement. This includes protection against other companies' patent applications, which could become a threat to Danisco.

DANISCO'S PATENT PORTFOLIO



9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2002
2003
2004
2005
2006
2007

PATENT PORTFOLIO AT YEAR-END 2007



Sugar
3%
Textuants &
Sweeteners
20%
Cultures
9%
Other
2%
Genencor
66%

Key market trends and Danisco's position
Based on Enablers, Bio Actives and Genencor, Danisco's growth potential is expected to improve in the years ahead. The market for industrially processed foods and an array of our industrial ingredients are driven by overall factors such as:

- Population growth
- Economic growth and wealth
- Urbanisation and industrialisation

These factors apply globally, in developed and less developed countries, but the absolute consumption level and growth rates of industrially processed foods vary from market to market. Although the global market is driven by factors such as convenience and low costs, we see growing demand for foods with superior health and nutrition profiles. The growing problem of obesity, diabetes etc. on a global scale will put additional focus on healthy food with a low energy and fat content.

Our extensive application knowledge of how to combine healthy ingredients for new foods will undoubtedly open new attractive growth opportunities for Danisco. In this context it should be pointed out that this type of food requires a greater content of, for example, Danisco's enablers, which constitute the building blocks in industrially produced food. Add to this next-generation products such as enzymes and cultures in particular, which are active ingredients with special functionalities – often backed by health claims. Danisco's strong technology and market positions provide a good platform for exploiting the future market potential. The existing product offering already comprises a range of active ingredients such as prebiotic and probiotic cultures, xylitol and special carbohydrates. In the coming years, Danisco will be keenly dedicated to expanding the range of active ingredients through own product development and external products.

Danisco has a strong focus on value-adding ingredients for industrial purposes, which currently account for around 27% of revenue in Ingredients. This area is assessed to offer significantly greater growth potential than food ingredients. The growth potential of white biotech – i.e. biotechnology solutions for industrial processes such as bioethanol production based on biomass – will be driven partly by economic benefits and partly by environmental benefits in respect of energy consumption and pollution. This should not only be viewed against Danisco's own activities but also against the overall value chain, which includes these products. Given Danisco's strong R&D capacity in the field, this focus area is expected to make a significant contribution to Danisco's future growth.

Sustainable development

An integral part of Danisco's management and values

Sustainable development is an integral part of any modern business, and at Danisco sustainability has been fully integrated into both our management philosophy and our values. This is not just a matter of complying with legal requirements or a tool to avoid potential risks, but an area we fully believe in and where we see great opportunities for running our company in a responsible manner while at the same time using sustainability to create new business opportunities.

Sustainability is about striking a balance between human needs and nature. To achieve the best possible balance, Danisco applies continuous and dynamic processes to actively support our business area while minimising our environmental impact.

The notion of sustainable development was formally introduced in 1987 with the UN report 'Our Common Future', which has since been followed up by a number of national and international resolutions and agreements. Danisco signed the ICC declaration on sustainable development in 1992 and the UN Global Compact in 2003. The latter focuses on human rights, labour standards, the environment and anti-corruption.

Our sustainable development efforts have led to our inclusion in the Dow Jones Sustainability Indexes and the FTSE4Good Index, both of which evaluate companies' performance based on environmental, social and economic criteria.

DOW JONES SUSTAINABILITY WORLD INDEX 2007



Social
Environmental
Economic
0%
20%
40%
60%
80%
100%
Best score 2007
Danisco's score 2007
Average score 2007

Due to the planned spin-off of our Sugar activities, the sustainable development section of this annual report has been split into two parts: Ingredients and Sugar.

Ingredients

Our three focus areas

Sustainability at Danisco is organised around three focus areas: social responsibility, food safety and the environment, each carrying equal weight and with high correlation between them. Our focus areas reflect Danisco's determination to fulfil our own and our customers' ambitions to supply healthy products and ensure that products aimed at the global market live up to our standards for e.g. food safety, site security, environmental requirements, quality assurance, business ethics and traceability of raw materials and end products. In this way, we equally protect our own and our customers' brands.

Social responsibility

Social responsibility is about how Danisco acts as a company in the supply chain we are part of, e.g. our collaboration with suppliers and customers, how we treat our employees and how we interact with the local communities in which we operate.

Our employees are our most important resource, and through our social policy and strong focus on safety at work we ensure the best possible conditions for our staff.

In 2007, Danisco introduced a new Code of Conduct specifying how our employees should act in an ethically responsible manner when representing Danisco.

To demonstrate our commitment to social responsibility, we have signed the UN Global Compact and its principles on human rights, the environment, labour standards and anti-corruption. Moreover, we collaborate with numerous national and international organisations and networks, discussing supplier management, the environment and elimination of child labour, discrimination and corruption.

Health & safety

At Danisco, our vision for health & safety is to minimise the number of accidents. The target is to have zero injuries. Our consolidated goal is to achieve a lost time injury rate of less than two by 2012.

In order to turn our vision into reality, we focus on continuous improvements. All divisions and business units work with plans and initiatives to improve our performance and reduce the number of accidents, allowing us to meet our goal. In 2007 we introduced a global behaviour-based safety programme to expand the existing management systems and support the vision to minimise accidents. We expect the behaviour-based safety programme to result in decreasing lost time injury rates in the coming year. There were no fatal accidents in 2007.

HEALTH & SAFETY PERFORMANCE

	2005	2006	2007
Lost time injury rate*	10.5	9.0	5.0
Absence rate**	0.9	0.7	0.7

* Number of lost time injuries with one or more lost workdays per million working hours.

** Number of lost working hours per 1,000 working hours.

Food safety
Danisco's production units have implemented management systems for quality and food safety to ensure that the products we supply to our customers are safe and of high quality.

Besides local audits, Danisco performs group audits on a recurring basis. The audits cover quality and food safety as well as general safety aspects, the environment and social issues. Our group audits not only ensure fulfilment of management responsibilities but also compliance with internal and regulatory requirements. They also ensure an open and honest dialogue about knowledge sharing across continents and technology levels - a dialogue facilitating potential improvements.

Supply chain management
It is important for Danisco to be viewed as a responsible supplier with sustainability being a key element in the business model. We want to discuss sustainable development and production with our suppliers, and where necessary guide them in the right direction.

Through our supplier guidelines we seek dialogue rather than issue ultimatums, since we know from experience that this approach generates far better results when trying to improve suppliers' understanding of sustainability. Likewise, we have learned that audits provide excellent opportunities for engaging in an open dialogue leading to actual improvements.

Danisco has numerous suppliers, notably in the agricultural sector, and it is impossible to audit all of them. In consequence, we have defined a set of criteria, including country assessment, volume, importance to Danisco and supply reliability, to serve as the basis for audit frequency. This not only allows us to audit raw material suppliers but also suppliers of packaging materials and sub-suppliers of end products.

Environment
At Danisco, we have a strong commitment to protecting the environment surrounding our production facilities and, hence, actively working to reduce the climate change caused by our operations. As a demonstration of our commitment, we signed the 'Caring for Climate: The Business Leadership Platform' initiative under the UN Global Compact in 2007.

We have been focusing on reducing our energy and water consumption for many years – mainly in our Sugar business, as over the years this division has consumed the most energy and water.

Based on an analysis of energy and water consumption in our other divisions, we have identified which facilities use the most energy and water, and in 2007 we introduced a number of measures to optimise energy and water consumption in these divisions. We also launched base studies of CO_2 emissions from selected production facilities.

The effects of the many measures introduced in 2007 are not reflected in the figures for energy, water etc. because the projects have not yet been concluded. We expect to see the effects of the initiatives in the coming years.

USE OF RESOURCES

	Unit	2006	2007	Index 2006/07
Energy*	1,000 MWH	1,428	1,512	106
Fresh water**	1,000 m³	16,514	17,152	104
Packaging	Tonnes	12,673	14,145	112
Raw materials	1,000 tonnes	1,148	1,130	98

* Total purchased energy
** Municipal, surface and groundwater

Environmental investments
Total environmental investments increased from DKK 98 million in 2006 to DKK 105 million in 2007. Significant investments have been made in e.g. a wastewater treatment plant at one of our Chinese factories and in energy saving projects at our pectin plant in Mexico.

ENVIRONMENTAL INVESTMENTS



(DKKm)
60
50
40
30
20
10
0
Pollution control
Cleaner technology
Energy savings
2006
2007

Environmental expenses
Total environmental expenses in Danisco's ingredients business (excluding Sugar) declined from DKK 145 million in 2006 to DKK 138 million in 2007, due mainly to a decrease in other direct expenses (water treatment, waste and environmental taxes).

In 2007, Danisco paid one environmental fine relating to a minor environmental incident at one of our Chinese factories.

The graph below shows the allocation of costs between environmental protection plants (mainly water treatment), other direct costs (water treatment, waste and environmental taxes), pro-activities (management systems, consultancy and reporting) and taxes on energy, water and waste.

ENVIRONMENTAL EXPENSES 2006-2007


(DKKm)
100
90
80
70
60
50
40
30
20
10
0
Environmental protection plants
Other direct costs
Pro-activities
Protection services
Taxes
Environmental fines
2006
2007

For more information on sustainability in Ingredients, see Danisco's online Sustainability Report 2008 on www.danisco.com/sustainability.

Sugar

Due to the approaching seperation of Danisco Sugar and to emphasise the future independent profile of the division, the sustainability performance of the Sugar business is treated separately in this year's annual report.

Health & safety and the environment are the main themes of Sugar's sustainability report and two areas where Sugar has worked actively for many years to reduce the number of accidents and minimise water and energy consumption.

Health & safety:
Lost time injuries
The number of lost time injuries, or LTIs, (injuries leading to absence from work) at Danisco Sugar has varied between 50-55 in the past three years – from 55 in 2005, 50 in 2006 to 53 in 2007. Compared to 2006 there has been an increase in accidents in Denmark of approx. 30%. Most other countries only recorded a slight increase – from 7 to 8 in Sweden, from 3 to 4 in Lithuania and from 11 to 12 in Finland. In Anklam we saw a 50% fall in the number of accidents – from 8 to 4 – from 2006 to 2007.

The lost time injury frequency (= Injuries x (1 million/working hours) at Danisco Sugar has increased in the past three years from 11.5 in 2005 to 13.5 in 2006 and 15.3 in 2007.

Serious accidents
The fraction of serious accidents (LTIs with more than 5 days of absence) compared to the total number of accidents was 41% for Danisco Sugar in the financial year 2005/06, 42% in 2006/07 and 49% in 2007/08. The number of serious accidents was 21 in 2006 and 26 in 2007.

Environment:
Consumption of energy
The decrease in the division's energy consumption in 2006 continued in 2007. Compared with 2006, the decrease is approximately 5% both in absolute figures and relative to the production.

ENERGY CONSUMPTION PER TONNE PRODUCT


GWh/t product
1.60
1.50
1.40
1.30
1.20
1.10
1.00
2005
2006
2007

The energy consumption of the sugar factories relative to the sugar content is shown in the following figure, from which it appears that the energy consumption in 2007 was the second best on record, only surpassed in 2005 when the sugar content was slightly over 18%.

ENERGY CONSUMPTION VS. SUGAR IN BEET


MWh/t sugar
2.05
2.00
1.95
1.90
1.85
1.80
1.75
1.70
15.5
16.0
16.5
17.0
17.5
18.0
18.5
Sugar in beet (%)

Constituting approximately 55% of fuel consumption in 2007, natural gas is the main fuel type used at Danisco Sugar. Compared to 2006, natural gas has increased from 50%, while the amount of heavy fuel decreased from 28% to 24% during the same period. The shift has been brought about by a small increase in the consumption of natural gas and a big decrease in the amount of heavy fuel due to the closure of production in Assens, Denmark, and Salo, Finland, and a shift from heavy fuel to gas in Panevezys, Lithuania.

Emissions to air

CO_2 emissions on a divisional level appear from the figure below. The emission of CO_2 has been reduced by approx. 4% from 2006 to 2007.

DANISCO SUGAR CO_2 EMISSIONS TO AIR


CO2
120
100
80
60
40
20
0
2004
2005
2006
2007

Consumption of water

The following figure shows the total consumption of water in Danisco Sugar for the past three years. The consumption of seawater and surface water increased by 10-15% against last year, while the consumption of groundwater and municipal water decreased by 25 and 2%, respectively. The reduced consumption of groundwater was primarily brought about by the closure of the laboratory in Nykøbing, Denmark.

WATER CONSUMPTION IN DANISCO SUGAR


m³
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
Ground water
Municipal water
Sea water
Surface water
2005
2006
2007

Sustainability verification statement

Introduction

Det Norske Veritas (DNV) has carried out a limited assurance engagement on Danisco A/S (Danisco) Sustainability Report 2008 edition ('the Report'). The management of Danisco is responsible for all information provided in the Report as well as the processes for collecting, analysing and reporting that information. DNV's responsibility regarding this verification is to Danisco only, in accordance with the agreed terms of reference. DNV disclaims any liability or responsibility to a third party for decisions, whether investment or otherwise, based upon this Assurance Statement.

Scope of Verification

DNV's scope of work included the verification of:

- Sustainability related policies, objectives, initiatives and achievements in 2007, described in the Report;
- Sustainability drivers and management practices at Corporate and Division (Genencor, Cultures, Texturants & Sweeteners) level;
- Awareness, interpretation and adoption of Danisco's Sustainability related policies, processes and practices at selected sites;
- Processes and tools for collecting, aggregating and reporting qualitative and quantitative data at Corporate, Division and site levels;
- Accuracy, comparability, completeness and neutrality of qualitative statements made in the Report;
- Approach to defining the scope, focus, boundaries and content of the Report;
- Approach to stakeholder engagement for the purposes of the preparation of the Report;
- Report's adherence to the principles set out in the Global Reporting Initiative Sustainability Reporting Guidelines (GRI), 2006, including a check of the application level declared by Danisco.

Limitations

The scope of this verification included Danisco A/S only (not including the Sugar Division, which was previously part of the company). It did not cover any activities carried out by Danisco's suppliers, customers or any other parties external to Danisco. Assessment of data accuracy was limited to spot checks and review of data gathering system at site and headquarter level. Verification of CO^2 emissions against the WBCSD GHG Protocol was outside the scope of our work. This verification did not aim to assess the adequacy, effectiveness or efficiency of Danisco's sustainability management systems, processes or activities. These were reviewed for the purposes of establishing the extent to which the Report provides an adequate account of Danisco's management approach and performance with regards to Sustainability.

Verification Approach

This verification was carried out between March and May 2008, by suitably qualified and experienced professionals, in accordance with the DNV Protocol for Verification of Sustainability Reports, which is based on the principles of GRI (2006) and AA1000. As part of the verification, DNV has carried out the following:

- Visits to Danisco's Headquarters in Copenhagen and the Paris office. These included face to face interviews and telephone conference calls with personnel across a wide range of business functions at Corporate and Division (Genencor, Cultures, Texturants & Sweeteners) levels, including: CEO, Division Management, Sustainability, Human Resources, Communications, Environment, Health & Safety, Quality, Product Safety/Quality, Investor Relations and Project Management;
- Site visits to Landerneau, France (Texturants and Sweeteners), Dange, France (Cultures) and Wuxi, China (Genencor). These included site walkovers, observation of main site operations and facilities, and interviews with site personnel across a range of site functions including: Site Management, Environment, Health & Safety, Quality, Human Resources and Finance;
- Review of documentation, data management systems and limited data samples at Corporate level and each site. This review included the following documentation: Safety, Health, Environment and Quality (SHEQ) management plans, risk registers, work instructions, environmental, health and safety and product quality performance data;
- Investigated statements and claims made in the report through the review of data at source and discussions with the originators of the information;
- Reviewed internal communications and external media reports on Danisco's approach to sustainability and performance.

Conclusions

In DNV's opinion, based on the work carried out, the Report provides a fair representation of Danisco's sustainability policies, objectives, management approach and performance in 2007. Moreover, in our opinion, the Report meets the content and quality requirements of the GRI Sustainability Reporting Guidelines G3 (2006) and fulfills all the requirements associated with the GRI Application Level of B+, declared by Danisco. DNV has adopted a rigorous approach in conducting the GRI application level check, including the use of related GRI protocols. DNV considers that a GRI indicator is partially met when just one of its elements is missing. DNV also checked references to the Annual Report.

Main comments and observations relating to the GRI principles this verification focused on are provided below.

Materiality and Stakeholder Inclusiveness

- The content of the Report focuses on material aspects of Danisco's operations and associated sustainability issues, and seeks to address the information needs and interests of key stakeholder groups;
- Currently, materiality assessment and stakeholder engagement processes are not conducted following a formal approach. However, Danisco is committed to adopting a more structured approach in 2008, to be documented in the 2009 edition of the Report.

Completeness

- The Report does not omit relevant information relating to significant sustainability impacts arising from Danisco's operations;
- The most significant sustainability related events and achievements in 2007 are included in the Report;
- Progress is being made by Danisco to understand, measure and report on impacts at different stages in a products lifecycle and value chain (through ongoing LCA and supply chain initiatives);
- DNV found some internal discrepancies at HQ and site level in the interpretation of some internal KPIs, affecting the completeness, accuracy and comparability of reported KPIs. We would like to encourage Danisco to improve the internal definitions of these KPIs in order to ensure performance data can be included in future reports;
- The report covers all entities within Danisco A/S which are currently subject to its control and/or significant influence.

Accuracy

- The verification process focused on the processes and tools for managing and reporting quantitative data. It was found that improvements are being made to ensure consistency in the interpretation and adoption of data collection, aggregation and reporting at site level. However, this remains a challenge for Danisco;
- Some inaccuracies were found in the limited amount of data checked at site level (e.g. use of energy conversion factors). These were investigated and corrected by Danisco personnel;
- As stated above, differences in interpretation of internal KPIs have an effect on the overall accuracy of reported data.
- There is significant commitment and effort being applied to the improvement of the quality and reliability of data, by personnel at Corporate level, working in close collaboration with the sites;
- The limitations associated with the data and information provided in the Report are described in an open, clear and transparent manner.

Neutrality and Balance

- The information contained in the Report is generally unbiased and presented in a balanced manner, with both positive and negative impacts of Danisco's operations being reported in an open and transparent manner;
- The emphasis on the various topics in the Report is generally proportionate to their relative materiality.

Comparability

- Due to rapid changes in the company's structure, products portfolio and production output, comparability of sustainability performance year-on-year is a challenge to Danisco. However, the limitations associated with the comparison of performance are clearly described and the company is investigating ways in which performance can be compared more clearly in the future;
- The high level of aggregation of data for some aspects of Danisco's sustainability performance make comparisons between Divisions and/or countries difficult.

Commendations

Based on the findings of this verification, the following commendations are made:

- Commitment to continual improvement of the Report and associated data management and reporting systems;
- Level of transparency provided in the Report, in particular by openly discussing the challenges and limitations associated with sustainability management and reporting on certain sustainability issues;
- On-going initiatives to improve data management systems and the quality of data (mainly environmental data);
- Initiatives to raise awareness of data management and reporting procedures at site level and improving data reporting instructions and guidelines.

Recommendations

Based on the findings of this verification, the main recommendations are presented below, with a view to promoting continual improvement of Danisco's Sustainability Report and associated reporting processes:

- Materiality - develop a more formalised approach to materiality assessment including clear processes for identification, assessment, monitoring and review of Sustainability issues. This approach could include greater participation of site personnel in the identification and assessment of materiality of sustainability issues. The approach to materiality assessment should be adequately described in the Report;

- Stakeholder Inclusiveness – develop a more formalised approach to identifying stakeholders' interests and information needs and taking that into account in defining the content of the Report;
- Accuracy – continue to raise awareness of management and reporting procedures for quantitative data at site level. Consider strengthening data checks and approvals at Division level;
- Comparability – develop a method for normalising environmental performance data in line with changes in the company's structure, products portfolio, production methods or production output, to facilitate comparability of performance on a year-to-year basis.

Det Norske Veritas, Copenhagen, 16 June 2008

Esther Garcia	Antonio Ribeiro
Head of CR Services	Senior Consultant
(UK & Ireland)	

The organisation

Danisco is a global company with activities at around 120 locations in more than 40 countries in every time zone. Today, a staff of around 9,500 people, with Sugar representing some 2,300 employees, ensure the smooth running of all activities. In recent years, Danisco has invested in the expansion of effective internal communication and collaboration systems to promote productive collaboration between all employees in all business areas.

Organisational changes

Danisco is currently undergoing a transformation, as demonstrated by our decision to divest Flavours in 2007 and the acceleration of our seperation process of Sugar. Internally, we implemented a simplified organisational structure in November 2006 as part of our "Unfolding the potential" plan, the results of which we have evaluated. Our conclusion was that it has brought about the targeted results in regards to Genencor, Cultures and our global sales and applications organisation, SAFI. Meanwhile, Texturants & Sweeteners had been facing two issues. Firstly, its relative size created an imbalance in the organisation in light of the sale of Flavours and the separation of Sugar. Secondly, the benefits that we harvested from creating Texturants & Sweeteners had not fully lived up to our expectations.

On 26 March 2008, we consequently announced an adjustment of our organisation effective from 1 May 2008. The chart below shows the present organisation where a better balance between the divisions will be achieved once Sugar is separated. A management layer has been removed as a result of dissolving the Texturants & Sweeteners division. New reporting areas have been established in order to measure operating efficiency.

REVIEW

THE ORGANISATION



DANISCO A/S
FOOD INGREDIENTS
GENENCOR
SUGAR
Emulsifiers Division
Gums & Systems Division
Sweeteners Division
Cultures Division
Genencor Division
Danisco Sugar A/S
Sales & Application Food Ingredients (SAFI)

New operating segment

Food Ingredients

Under the new organisation, SAFI will continue as today. A new Food Ingredients operating segment, comprising Enablers and Bio Actives, will bring together our four food ingredients divisions while Genencor will continue to report as a separate operating segment.

Bio Actives

Sweeteners and Cultures will operate as divisions under the cluster name of Bio Actives, which represents our health claim ingredients (e.g. prebiotics and probiotics), allowing us to generate further synergies from their joint strategic platform. A Food Ingredients Board will be created whose most important task will be to develop the company's ingredients strategy for the global food industry as well as to ensure cohesion of food ingredients activities in the entire Group.

Enablers

Emulsifiers and Gums & Systems are combined under the cluster name of Enablers. This is an important business area whose solutions make it possible for the food industry to adjust the production of food and offer economical, safe and consistent food products to the consumer.

A market-driven organisation

The aim of the changes is to have a market-driven organisation that responds fast to customer demands and changes in the market place in order to increase our value proposal to our stakeholders.

Events after 30 April 2008

DuPont and Genencor, a division of Danisco A/S, announced on 14 May 2008 an agreement to form DuPont Danisco Cellulosic Ethanol LLC, a 50/50 global joint venture to develop and commercialise the leading, low-cost technology solution for the production of cellulosic ethanol – a next-generation biofuel produced from non-food sources – to address a USD 75 billion global market opportunity. Through the scientists and technologies of both companies, DuPont Danisco Cellulosic Ethanol LLC will launch an accelerated effort to integrate the unique cellulosic processing capabilities of both companies to economically produce ethanol from non-food sources. The parent companies will license their combined existing intellectual property and patents related to cellulosic ethanol. The goal is to maximise efficiency and lower the overall system cost to produce a gallon of ethanol from cellulosic materials by optimising the process steps into a single integrated technology solution. See Innovation page 21 for further information.

A global business enhancing its HR focus

With the latest changes at Danisco, our business has become even more embedded in our knowledgeable employees and their ability to share knowledge across the organisation. Today, Danisco is considered an attractive partner in the development of new products and the preferred supplier of ingredients.

It is therefore essential for Danisco to be able to attract and retain the best staff in all the countries where we operate today and in the future. In other words, Danisco should always have the best employee profile for every position in our global organisation. Ever-changing surroundings and growing competition place increasing demands on the competencies and capabilities of Danisco's HR unit as a support function for the business units. In consequence, we have intensified our HR efforts, resulting in a range of structural initiatives:

People Vision

High-performing and engaged employees are a prerequisite for Danisco's continued business growth, development and success. To build on and deliver this, a comprehensive review of our current people strategy and processes has been conducted and a new People Vision has been formulated:

A dynamic, engaged global culture that inspires and values all of us to do our best in delivering innovative results and creating sustainable growth.

There are three key messages in the People Vision:

- Global culture: We want to have one global Danisco culture - the same "glue" that ties us together – and we will embrace sub-cultures which bring diversity to Danisco: our strength.
- Values all of us: We are all talents in our own right and we will recognise that talent.
- Delivering innovative results: To grow we need to be innovative, not just in R&D but throughout the company – and on a daily basis we should ask ourselves: What can I do differently to add more value?

The journey to achieve our People Vision and strategies involves optimisation of the global HR organisation and a continuous expansion of our HR toolbox, establishing global HR procedures. The People Planning Cycle (depicted overleaf) visualises the key people processes at Danisco, which are being established to drive a global performance orientation – to benefit the people as well as the business.

THE PEOPLE PLANNING CYCLE



Step 1	Step 2	Step 3	Step 4	Step 5
Danisco Dialogue (April) • Performance feed-back • Objective setting • Development plan	**Compensation and Learn/Competency plans (May-July)** • Compensation adjustment • Finalise global learn and competency plan	**Implementation** • Work on Danisco Dialogue objectives • Follow through on development plan initiatives • Midway evaluation	**Danisco Spirit (September)** • Employee survey • Check the pulse	**People planning review (February-March)** • Identify talent • Succession planning • People development actions

The cycle symbolises that these procedures will be carried out on a continuous basis, repeated every year, and that the steps naturally feed into each other. From 2009 the People Planning Cycle will be linked to Danisco's financial year. While Danisco's individual line managers will be responsible for carrying out the individual steps with direct reports or teams, HR will be responsible for implementing the processes globally and providing the appropriate tools, advice and general support throughout.

Danisco Dialogue

Danisco Dialogue is our performance and development process. Danisco Dialogue is a continuous process and takes place annually at the end/beginning of the financial year in April/May. It gives the employee and the employee's line manager the opportunity to discuss and review past performance and set future performance and development objectives. Danisco Dialogue is an ongoing dialogue where the focus is on constantly ensuring personal development and performance improvement.

With Danisco Dialogue the employee:

- Aligns his/her individual objectives with the team's objectives alongside Danisco's strategy
- Increases his/her understanding of role and job objectives
- Discusses important issues, e.g. expectations, job satisfaction and career goals
- Agrees on a development plan together with the line manager

Danisco Spirit

There is a strong link between performance and engagement – commitment to day-to-day work, the team, the immediate manager and the organisation. As indicated in the People Planning Cycle we will focus on measuring the engagement of our organisation on an annual basis. Danisco Spirit is our global engagement survey. It measures attitudes that drive behaviours, which in turn drive business results. The survey identifies areas of strength and/or improvement and by addressing these proactively we will build on our engagement with the aim of improving people performance and retention.

People Planning Review

The People Planning Review – along with Danisco Dialogue – is a process to support our managers in addressing and identifying development actions tailored for the particular needs of the individual employee and Danisco in order to meet future objectives. The purpose of the People Planning Review is to obtain an overall evaluation of the current employee competency and potential level within the organisation matched with future business needs. Development actions identified will serve as input for the Danisco Dialogue. Pilots have been conducted from October 2007 to April 2008 and learnings will be captured before moving to global roll-out at the end of 2008.

Global HR organisation

To ensure strong implementation and follow-through on global HR initiatives we are in the process of building a stronger global HR foundation. Organisational design principles have been developed, describing how we will create an engaged, capable HR organisation which is closely aligned with the business, its divisions and locations. Headed by a global People Board, our HR organisation consists of a divisional HR backbone to complement the business structure of Danisco whilst the rest of the organisational design supports cross-divisional activities to ensure that we leverage our HR competencies and share best practices across the divisions.

A GLOBAL WORKSPACE


Rest of the world
1%
Eastern Europe
7%
Latin America
9%
Asia Pacific
16%
Nordic countries
37%
Rest of
Western Europe
16%
North America
14%
(% of number of employees)

Corporate governance

In the financial year 2007/08, the following measure was implemented in the area of corporate governance:

- Overall guidelines for incentive schemes for the Executive Board of Danisco A/S.

Danisco is a Danish listed company managed in accordance with the Articles of Association, the Danish Public Companies Act, the Listing Agreement between Danisco and the NASDAQ OMX Nordic Exchange as well as other relevant Danish and foreign laws and regulations.

The management of Danisco is based on the two-tier system, which separates the Executive Board and the Board of Directors. Danisco's management – Board of Directors and Executive Board – is committed to exercising good corporate governance and focuses on shareholder relations, long-term value creation and the swift release of relevant information.

Corporate governance compliance

The corporate governance recommendations are included in the Rules Governing Securities Listing on the NASDAQ OMX Nordic Exchange. Companies must either comply with the corporate governance recommendations or explain why the recommendations are not fully or only partly complied with.

Danisco generally complies with the corporate governance recommendations of the NASDAQ OMX Nordic Exchange with one exception only. The recommendation is that Board members should be up for re-election every year at the Annual General Meeting, and that the Board of Directors should seek to ensure a balance of renewal and continuity, in particular in respect of Chairman and Deputy Chairman. To ensure continuity, Danisco's Board members elected by the general meeting serve for a term of two years, which means that not all Board members are up for re-election each year.

For more information about Danisco's corporate governance, please see www.danisco.com for a full list of the NASDAQ OMX Nordic Exchange's recommendations along with our comments.

Key laws and regulations and internal management tools constituting significant factors in the management of Danisco are listed below:

Laws and regulations:
- Danish Public Companies Act
- Danish Securities Trading Act
- Listing Agreement with the NASDAQ OMX Nordic Exchange

Internal management tools:
- Rules of Procedure of the Board of Directors and instructions to the Executive Board
- Code of Conduct
- The five values
- Policies on communication of information, balance management, bookkeeping etc.
- Internal control and risk management procedures

REVIEW

DANISCO'S CORPORATE GOVERNANCE STRUCTURE


Shareholders at the AGM
External audit
Board of Directors
Nomination committee
Audit committee
Ad hoc committees
Executive Board
Group functions
Shared functions
Executive Committee
Business segments and divisions

Shareholder structure

According to the Register of Shareholders, Danisco had around 61,100 shareholders at 30 April 2008, about 73% of whom were registered shareholders. Danish shareholders represent about 97% of the shareholder base and about 72% of the share capital.

Annual General Meeting

Notice convening the Annual General Meeting

According to the Articles of Association, Danisco's Annual General Meeting is held no later than four months after the financial year-end, usually in August. Annual General Meetings are held in the Capital Region of Denmark. Annual General Meetings are convened by the Board of Directors giving no more than four weeks' and no less than two weeks' notice, and Extraordinary General Meetings are convened by the Board of Directors giving no more than four weeks' and no less than eight days' notice by an advertisement inserted once in the Danish Commerce and Companies Agency's electronic information system and a national newspaper at the discretion of the Board of Directors, and by mail addressed to all shareholders registered in the Register of Shareholders who have requested to be notified of general meetings. The notice convening the meeting must contain the meeting agenda and state the main content of any proposals for amendments to the Articles of Association.

Participation in the Annual General Meeting

Shareholders wishing to exercise their influence at the Annual General Meeting should register as shareholders and request admission card and ballot paper. Shareholders are entitled to attend the Annual General Meeting upon requesting an admission card no later than two weekdays prior to the date of the meeting. Each shareholder must account for his/her status as shareholder by presenting a less than 30-day old transcript copy from VP Securities Services. If registered in the company's Register of Shareholders at the time of the notice convening the Annual General Meeting, shareholders automatically receive the notice convening the general meeting.

Voting at the Annual General Meeting

Shareholders are entitled to attend the Annual General Meeting with either a consultant or by proxy. A proxy must present a written, dated authorisation given for a maximum of one year. Shareholders may also authorise the Board of Directors to vote at the Annual General Meeting. Moreover, registered shareholders may vote by electronic proxy on Danisco's website (www.danisco.com).

Deadline for proposals

Shareholders are entitled to have specific matters and proposals transacted at the Annual General Meeting. Shareholder proposals or matters for transaction must be submitted to the Board of Directors no later than 30 days prior to the Annual General Meeting by email to bestyrelsen@danisco.com or by letter to Danisco, addressed to "Board of Directors". The date of the Annual General Meeting appears from the financial calendar at www.danisco.com and in Danisco's announcements of results.

Voting rights at the Annual General Meeting

Danisco has one class of shares, and no shares carry special rights. Each share of DKK 20 represents one vote. However, no shareholder or coordinated group of shareholders is entitled to exercise voting rights for more than 7.5% of the issued share capital. It is the Board of Directors' opinion that in case of a takeover bid for Danisco, the restriction ensures the Board of Directors a better negotiating position. The restriction should therefore not be considered as protection against a possible takeover, but it gives the Board of Directors time to diligently consider all advantages and disadvantages for the shareholders compared with the alternatives.

Conducting the Annual General Meeting

The Annual General Meeting is held in Danish with live webcast and simultaneous interpretation into English. The Board of Directors appoints a chairman to conduct the Annual General Meeting, and the agenda must include the following items:

- The Board of Directors' report on the company's business for the year ended
- Submission of the audited annual report and resolution for the approval of the annual report
- Resolution on the appropriation of profits or covering of losses in respect of the approved annual report
- Election of members to the Board of Directors
- Election of an independent state-authorised public accountant to serve as auditor
- Resolutions proposed by the Board of Directors or shareholders

Matters transacted at the Annual General Meeting are decided by simple majority. Adoption of special resolutions such as amendment of the company's Articles of Association, the size of the share capital, dissolution of the company or merger with another company requires that two-thirds of the votes cast and shareholders representing two-thirds of the voting rights present at the Annual General Meeting vote for the resolution in compliance with Danish company law.

Election of members to the Board of Directors

Board members are elected at the Annual General Meeting to serve for terms of two years to ensure continuity. An ad hoc nomination committee is appointed comprising the Chairman, the Deputy Chairman and one Board member elected by the

general meeting with a mandate to nominate candidates to the full Board of Directors, who will then decide on the final nomination of Board candidates to the general meeting.

Election of auditor

The Annual General Meeting elects one state-authorised public accountant to audit the company's financial statements and bookkeeping for one year at a time. The Board of Directors along with the Executive Board evaluate the auditor's independence and competencies before nomination to the Annual General Meeting. The auditor regularly reports on the progress of the auditing in an audit report submitted to the Board of Directors. The auditor participates in Board meetings at least once a year, usually in connection with the annual report. Until the Annual General Meeting in 2009, the Chairmanship serves as audit committee and meets with the auditor at least twice a year. At the 2007 Annual General Meeting, Deloitte was elected auditor for a period of one year.

Board of Directors

The Board of Directors is elected by the general meeting and is responsible for the overall management of Danisco, including the appointment and dismissal of the members of the Executive Board. Apart from the employee representatives stipulated by Danish legislation, no member of the Board of Directors is employed by Danisco.

The Board of Directors comprises nine members, six elected by the general meeting and three by the employees in Denmark. The Board of Directors regularly considers if the number of Board members is suitable in relation to the company's needs. Board members elected by the general meeting are elected individually for a term of two years at the Annual General Meeting. The Board of Directors finds that a two-year period is required to ensure continuity in the Board of Directors' work, even though this is not in accordance with the corporate governance recommendations.

The potential candidates' independence of the company and their competencies are the most important criteria for election to the Board of Directors. It is deemed that all the Board members elected by the general meeting are independent in accordance with the recommendations of the NASDAQ OMX Nordic Exchange. Election of employee-elected Board members is a right exercised by the Danish employees under Danish company law. The employee-elected Board members must represent a number corresponding to half of the members elected by the general meeting. At the most recent employee election, the number of members elected by the general meeting resulted in the election of three employee-elected Board members. Employee-elected Board members are subject to the same terms and conditions as other Board members, but in accordance with company law they are elected for terms of four years.

Board members elected by the general meeting retire from the Board of Directors no later than at the Annual General Meeting held in the calendar year in which the members in question turn 70.

Nomination of Board candidates

In connection with the nomination of Board candidates, an ad hoc nomination committee is appointed comprising the Chairman, the Deputy Chairman and one Board member elected by the general meeting with a mandate to propose candidates to the full Board of Directors, who will then decide on the nomination of Board candidates to the general meeting. Danisco emphasises the following criteria in the nomination of Board candidates:

- The candidate's professional competencies complement the existing competencies of the Board and match the company's needs
- The candidate has broad and international business experience
- A balanced age distribution of the Board
- A balanced gender distribution of the Board
- The candidate is independent of other members of the Board, of the Executive Board and other members of day-to-day management
- No conflict of interest exists between the candidate and Danisco
- The candidate is not employed by or dependent on the company

Board of Directors' profile

The Board of Directors can be characterised as having broad and international business experience and professional competencies within production, sales & marketing, R&D, biotechnology and EU sugar market conditions, among other things, which are considered to match the company's needs.

The Board of Directors considers on an ongoing basis the need for changes in the competencies of the combined Board. Board members must actively keep updated on Danisco and the industry in general.

Composition of the Board of Directors

The Board of Directors presently comprises nine members, six elected by the general meeting and three by the employees in Denmark. Two of the members are non-Danish, and two members are women. For more information on the Board of Directors, please see pages 114-118.

In 2007/08, the following elections to the Board of Directors took place:

- Anders Knutsen, Peter Højland and Matti Vuoria were re-elected to the Board of Directors

- The Board of Directors re-elected Anders Knutsen Chairman and Jørgen Tandrup Deputy Chairman

BOARD OF DIRECTORS AT YEAR-END 2007/08

	Age	Nationality	Elected	Independent*
Anders Knutsen, Chairman	61	Danish	1997	Yes
Jørgen Tandrup, Deputy Chairman	61	Danish	2002	Yes
Håkan Björklund	52	Swedish	2004	Yes
Peter Højland	57	Danish	1998	Yes
Matti Vuoria	57	Finnish	1999	Yes
Kirsten Drejer	52	Danish	2006	Yes
Lis Glibstrup	60	Danish	2002	Employee-elected
Flemming Kristensen	48	Danish	2005	Employee-elected
Bent Willy Larsen	64	Danish	2002	Employee-elected

* As defined by NASDAQ OMX Nordic Exchange

Board members are allowed to own shares in Danisco on their own account, in which case they are subject to the insider trading rules. Each Board member's competencies, other positions of trust and directorships as well as holdings, including any changes, of Danisco shares during the financial year are stated on pages 114-118.

Board meetings and Rules of Procedure

The Board of Directors is responsible for Danisco's overall management, and seven Board meetings are usually held each year. At these meetings the Board of Directors deals with all matters concerning Danisco's overall development, including:

- An annual review of the company's strategy
- The strategies of the individual business areas
- Financial reporting
- Performance evaluation
- Review of R&D pipeline, IPR positions, future markets, macro trends, etc.
- The overall financial targets and capital structure
- Social, ethical and environmental issues as well as an annual evaluation of the company's risk profile
- Proposals for mergers, acquisitions and divestments of companies and activities as well as major development and investment projects
- The Board of Directors' annual self-evaluation
- Annual review of the company's corporate governance

The meetings allow the Board members to meet other senior staff and ask questions related to the presentation of various key subjects. In the interim between Board meetings, Board members are regularly briefed about the Group's affairs, and extraordinary Board meetings are called when necessary. The Board of Directors visits the company's enterprises in Denmark and abroad at suitable intervals. Once a year, the Board of Directors reviews the Rules of Procedure, guidelines, policies and other practices to ensure that they are updated and relevant.

Chairmanship

The Board of Directors appoints a Chairman and one or two Deputy Chairmen, who together constitute the Chairmanship. Like the other Board members elected by the general meeting, the Chairmanship is independent of the company and, consequently, not employed by Danisco. The work of the Chairmanship is regulated by the Rules of Procedure for the Board of Directors. The Chairmanship serves as audit committee and participates in the nomination committee. The Chairman is in regular contact with the Executive Board.

Evaluation of the Board's work

The Chairmanship evaluates on an annual basis:

- The work of the Board of Directors
- Performance of the individual Board members
- Collaboration between the Board of Directors and the Executive Board
- Performance and results of the Executive Board
- Economic incentive schemes for the Executive Board

The evaluation is based on meetings between the Chairman and the individual Board members to discuss the Board's work and the Board's collaboration with the Executive Board. The results of these consultations are presented for discussion by the Board in the absence of the Executive Board at the annual strategy meeting. This evaluation serves as a basis for the Board's discussion, evaluation and any actions to be taken.

If a Board member's employment situation changes, the Chairman must be informed of this. Based on a discussion as to whether the Board member in such a situation maintains his/her professional and other competencies, the Board of Directors decides on the Chairman's recommendation if the Board member should be requested to resign his/her directorship at the next Annual General Meeting.

Audit committee

The Board of Directors has regularly discussed the need for an audit committee consisting of the Chairmanship and a third Board member. In view of the stricter requirements for board work, the growing complexity of the audit and changed legislation, the Board has decided to set up an audit committee. The audit committee will be set up after the Annual General Meeting 2009 as the Board assesses that the entire Board of Directors should participate in planned audit meetings in the period up to this date due to the major changes happening in the company. The Chairmanship will continue to meet with the auditors twice a year.

Ad hoc committees

The Board of Directors may appoint ad hoc committees in addition to the nomination and remuneration committees, but so far this has not been considered expedient for the Board's work, the size of the Board and Danisco's business taken into account.

Activities of the Board of Directors in 2007/08

The annual evaluation of the Board's work and cooperation with the Executive Board was made during the year. At its annual strategy meeting, the Board of Directors discussed the corporate governance guidelines and decided to maintain the provision in the Articles of Association stating that Board members are elected for a term of two years to ensure continuity in the Board of Directors, which is in disagreement with the corporate governance recommendations of the NASDAQ OMX Nordic Exchange.

ACTIVITIES OF THE BOARD OF DIRECTORS IN 2007/08

15 May 2007	Board meeting	Strategy and evaluation of the Board of Directors and Executive Board
20 June 2007	Board meeting	Annual report
29 August 2007	Board meeting	Annual General Meeting
19 September 2008	Board meeting	Q1 report
17 December 2008	Board meeting	Q2 report
29 February 2008	Board meeting	Strategy and evaluation of the Board of Directors and Executive Board
26 March 2008	Board meeting	Q3 report
5 April 2008	Board trip	Plant visit (China) and budget 2008/09

Company structure and Executive Board

The company is divided into three business segments, comprising six product divisions. To this should be added a global sales and applications organisation for food ingredients and a number of corporate staff functions.

The Chairmanship discusses and proposes to the full Board of Directors the delegation of responsibilities in the Executive Board.

The Executive Board is responsible for carrying out the strategy and the overall guidelines approved by the Board of Directors. The Executive Board reports on the company's financial development and position via monthly and quarterly reports to the Board of Directors. The Board of Directors has laid down detailed procedures for the Executive Board's reporting and communication to ensure that the Board of Directors continuously receives the requisite information about the company's business. The Executive Board is responsible for the company's day-to-day management, including operational performance, results, asset management, bookkeeping and internal affairs.

Members of the Executive Board may not without prior agreement with the Board of Directors take on other duties or posts. However, the Board of Directors appreciates that the members of the Executive Board take on duties or posts outside the company where this is possible subject to suitable time consumption and when estimated to provide valuable knowledge and experience to the Executive Board.

Remuneration policy

Remuneration of the Board of Directors

Board members receive a fixed annual remuneration and are not included in any share option programmes or bonus schemes. The remuneration is fixed on the basis of market terms and reflects the workload, competence requirements and number of Board meetings. The Annual General Meeting approves the annual remuneration for the members of the Board of Directors. For the Chairman, the remuneration is 2.5 times the annual remuneration for the members of the Board of Directors and 1.5 times for the Deputy Chairman. For the financial year 2007/08, remuneration for the Chairman was an unchanged DKK 750,000, for the Deputy Chairman DKK 450,000, while remuneration for the remaining Board members was DKK 300,000.

Remuneration of the Executive Board

The Board of Directors discusses on a current basis the remuneration of the Executive Board to ensure a balance that encourages value creation in the long term and maintains focus on the annual value increase and the performance of the individual. The Chairmanship prepares the Board of Directors' annual evaluation of the work of the Executive Board. The

objective of the remuneration of the Executive Board is to maintain and attract the most qualified candidates for the Executive Board while at the same time ensuring continuity.The Chairmanship, which constitutes the remuneration committee for the Executive Board, decides on the compensation and other conditions of employment for the Executive Board.The Board of Directors is provided with the relevant information.

Guidelines for incentive schemes for the Executive Board

In order to encourage common goals for the Executive Board and the shareholders of Danisco and to meet the short and long-term goals, Danisco considers it appropriate that incentive schemes are set up for the Executive Board of Danisco. Such incentive schemes may comprise any form of variable remuneration, including share-based instruments such as share options, warrants and phantom shares and non-share-based bonus agreements – ongoing, single-based as well as event-based.Where Danisco wants to enter into a specific agreement on incentive schemes with members of the Executive Board, such specific agreement will be subject to these guidelines.

In the guidelines for incentive schemes, a balance is sought in which an annual bonus based on one-year or multi-year relevant targets, at the discretion of the Board of Directors, for the company's financial performance may represent up to 50% of the fixed salary at the time of granting. In special cases, an additional 100% of the fixed salary may be granted. Options are granted on the basis of a method of calculation (Black-Scholes model), the target being an option value at the level of 50% of the fixed salary at the time of granting.

Incentive schemes are submitted for approval to the Board of Directors annually.The Board of Directors proposes to the Annual General Meeting that the share-based incentive schemes be approved. Please see our website for a more detailed description of the overall guidelines for incentive schemes for the Executive Board.

The Executive Board and some 200 senior staff participate in option programmes as described in note 31.

Please see note 40 for further information on the remuneration of the Executive Board, note 31 for share options and page 119 for ownership of Danisco shares.

REMUNERATION OF THE EXECUTIVE BOARD

		2006/07				2007/08			
		Fixed salary	Bonus	Total	Options granted	Fixed salary	Bonus	Total	Options granted
Tom Knutzen	CEO	5.2	1.7	6.9	40,000	5.7	1.4	7.1	40,000
Søren Bjerre-Nielsen	CFO	4.8	1.5	6.3	35,000	5.0	0.8	5.8	35,000
Mogens Granborg	EVP	4.8	1.5	6.3	35,000	5.0	1.0	6.0	35,000
Total		**14.8**	**4.7**	**19.5**	**110,000**	**15.7**	**3.2**	**18.9**	**110,000**

Executive Committee

Danisco's management forum, the Executive Committee, meets on a monthly basis to coordinate and follow up on Group performance in accordance with the strategy plan.The members of the Executive Board and the Executive Committee are listed in the table below. For further information, please see page 119-121.

DANISCO'S MANAGEMENT STRUCTURE

	Age	Position	Nationality	Executive Board	Executive Committee
Tom Knutzen	46	CEO	Danish	X	X
Søren Bjerre-Nielsen	55	CFO	Danish	X	X
Mogens Granborg	60	EVP	Danish	X	X
Ole Søgaard Andersen	55	Chief Sales & Marketing Officer	Danish	-	X
Stina Bjerg Nielsen	42	SVP, Corporate HR	Danish	-	X
Fabienne Saadane-Oaks	50	President, Bio Actives	French	-	X
Tjerk de Ruiter	48	CEO, Genencor	Dutch	-	X

Risk management

Overview of risk management

The Executive Board is responsible for implementing effective risk management systems in the Group and for maintaining focus on improving the systems. In connection with the Board of Directors' annual risk management review in the spring of 2008, none of the risk areas identified were assessed as being critical to Danisco's ability to reach its goals and execute its strategy. The management of the Group – including risks – is based on the following:

- Corporate governance: Determines the overall management structure of the Group
- Code of Conduct: A set of rules for the behaviour of the employees within the business and towards the surrounding environment
- Danisco's five values: We are innovative, we create value, we build competencies, we take responsibility and we believe in dialogue
- Internal policies and procedures

Danisco's risk perception and risk management are split into five levels as illustrated in Danisco's risk ladder below.

The five risk elements are described in detail at segment or group level below. The specific, potential risk factors may deviate from the below review of the individual risk elements, and the list does not necessarily cover all risk-related aspects for Danisco.

DANISCO'S RISK LADDER


Market and business risks
Operational risks
Financial risks
Management and accounting risks

Strategic risks

Market or product image

One of Danisco's basic values is to comply with the legislation and be a good citizen in the countries where the company operates. However, we may from time to time run into image problems such as events related to our business areas which can damage Danisco financially and in other ways. Such damage could also be caused by e.g. political issues, on which Danisco has no direct influence.

Political and legislative risks

Overall, the political risks relating to sales and production do not appear to constitute a real threat to Ingredients due to the fragmented business model. In Management's view this is due to the company's broad product, production and customer platform. Production is often located close to the raw materials, which is also the case for several of our competitors. In consequence, the political risks are assessed to be of a temporary rather than a structural nature.

Legislative changes may constitute a threat to Ingredients. In the longer term, a tightening of, for instance, food regulations could be an advantage to Danisco due to our strong technology platform and product range. The reason for this is that, typically, new legislation aims at better and healthier foods with a high level of technology.

Competition from low-cost countries

Along with other industries, the ingredients sector is facing stiffer competition from competitors located in low-cost countries. Danisco seeks to offset this threat as far as possible by means of tight cost control, focus on value-adding ingredients – i.e. a high level of technology in production processes, products or applications – and establishment of a strong market position and production in these markets.

Acquisitions and joint ventures

Acquisitions and joint ventures are natural elements in the development of the business platform. The risk profiles of such transactions may differ from an organic expansion of the existing platform. Overall, Danisco has not been appreciably impacted by such risks so far due to effective risk analyses and integration processes. Our newly formed joint venture with DuPont will increase the risk profile of the Group as it is a significant change of our business model and the risks involved due to increasing complexity, technology content and development timeline. Danisco is entering into a new product area for which there is no guarantee of a profitable outcome.

Product development

Danisco may decide to increase R&D efforts within one or several attractive product areas, which may have an adverse impact on the Group's earnings capacity for a time. However, investments in new products and technology are no guarantee of successful, commercial product launches.

Sugar

Since the European sugar regime is governed by policy makers, sugar earnings are highly susceptible to any political changes in the area. It is Sugar's strategy to maintain its position as one of the most efficient sugar producers in the EU. The ongoing implementation of the sugar reform has not yet had the

anticipated effect and, in consequence, has put pressure on earnings. Hence, earnings expectations for the years ahead are subject to some uncertainty. At the Annual General Meeting in August 2007, it was decided to initiate a process for the separation of Sugar with a view to divesting or obtaining an independent listing of the division.

Market and business risks

Like other companies, Danisco is affected by macroeconomic developments. However, the food sector is assessed to be less sensitive to cyclical fluctuations than the economy as such.

Market position

It cannot be ruled out that due to our competitive market position in some product areas, Danisco will have limited access to participate in, for instance, industry consolidation or the pricing of goods and services.

Customer dependence

The strategy involves establishing close customer relations through a high innovation and service level in a broad sense. Danisco's long-term dependence on individual customers is assessed to be relatively limited in both Ingredients and Sugar. The ten largest customers in Ingredients account for 18% of revenue, representing a total customer base of around 12,000. The concentration of customers in Sugar is not assessed to constitute any significant threat to the company either since the ten largest customers represent 36% of revenue.

Dependence on suppliers and raw materials

It is part of Danisco's risk management strategy to spread supplier relations geographically and contractually cover against risks in the best possible way.

Climate change has been recognised as one of the greatest environmental, social and economic challenges of our time. According to the Intergovernmental Panel on Climate Change (IPCC), there is 90% certainty that greenhouse gas emissions generated as a result of human activity (burning fossil fuels, over-farming and deforestation) are the main cause of climate change. Danisco – Ingredients as well as Sugar – is highly dependent on raw materials produced from plant crops, and fluctuating crop yields may therefore affect raw material prices. The competitive situation does not always allow Danisco to raise sales prices accordingly. However, it is considered unlikely that several such occurrences should materialise simultaneously. It is a fact, though, that changes in the consumption pattern of raw materials can affect prices as in the case of bioethanol in the USA and increasing demand for food from developing countries. Such changes can at times represent major challenges for the food industry due to more volatile raw material prices.

Excess capacity in the industry

Some product segments may experience excess capacity from time to time and, consequently, intensified competition and price pressure. Danisco is prepared to counter this pressure by constantly developing the product range and distancing the company from the competitors through application know-how.

Uncertainty about the pricing of sugar

Since the EU sugar reform has not yet had the anticipated effect, significant risk elements are assessed to persist. These elements include the industry's ability to adjust capacity, the pricing of sugar, storage facilities etc., and can affect Sugar's earnings capacity significantly in the years ahead.

Operational risks

Supply reliability

Supply reliability is key for both Ingredients and Sugar to stay competitive. As Sugar has a more simple business system than Ingredients in terms of number of customers and products, the biggest risks appear to relate to Ingredients. Over the past few years Danisco has therefore invested in a general roll-out of SAP to ensure that the IT infrastructure supports the increasingly complex business structure. Sugar is dependent upon supply of sugar beet. These supplies are agreed with the beet growers' association.

Raw materials

The availability of raw materials and unfavourable price trends could put pressure on Danisco's earnings capacity for a period of time until the harvest situation improves or alternative raw materials/technologies have been obtained.

Innovation and patents

Investments in innovation are made on an ongoing basis to ensure that our product portfolio remains competitive. The scope and range of our existing product offering reduce the risk of a single product losing its competitive position. This development activity is associated with some risk as new competing products and technologies along with regulatory changes could leave Danisco in a weakened competitive position for a period of time. However, the strong technology and innovation platforms should ensure that this does not pose a major problem for a prolonged period of time.

Danisco's innovation activities and product range are protected through patents where relevant. Existing or new products may potentially infringe on a competitor's patents, which could have a negative impact on Danisco with regard to future sales possibilities and damages. Conversely, Danisco protects itself against competitors' infringements of the company's patents.

Product safety

Product safety is given top priority at Danisco, including the elimination of unhealthy properties in food ingredients. Regulatory restrictions may impact the cost level of food ingredients and technical enzymes production. Danisco is prepared for such restrictions, and in our business development we already take the health properties of our products into account. We maintain rigorous quality control procedures as well as extensive traceability and product recall capabilities.

Environmental issues

Danisco focuses strongly on complying with legislation in the countries where we operate. However, it cannot be ruled out that environmental problems in the broad sense could arise and damage Danisco financially and in other ways. At some sites Danisco has in the past deposited hazardous waste material in accordance with legislative requirements. Danisco is working closely with the authorities in order to asses the overall risk profile.

Staff

Being a knowledge-based business, Danisco is highly dependent on attracting sufficient employees with the required qualifications, which is sometimes difficult within specialised technology areas.

Tax

It is Danisco's policy to be compliant with the tax rules in the countries where we operate. Danisco pursues an active, but not aggressive tax policy. This means that we evaluate potential tax savings against the risk and cost of litigation as well as the impact on the company's image. Tax issues may be challenged by the local tax authorities, but so far this has not caused any significant problems for Danisco.

Based on broad international production and sales platforms, Danisco seeks on an ongoing basis to maintain a fair transfer pricing system based on OECD guidelines and local legislation. Transfer pricing is always subject to the local authorities' interpretation of international guidelines, but this has so far not caused any major problems for the Group.

Pension

Danisco's use of defined benefit plans only makes up a limited share of total pension schemes and there is only a limited addition of new obligations to existing plans. In accordance with IFRS, provision has been made for the lack of asset coverage of existing defined benefit plans.

Financial risks

Given the international scope of the Group's activities, Danisco's results and equity are affected by various financial risks such as exchange rate, interest rate, liquidity and credit risks. The overall framework for managing financial risks is regulated by instructions issued by the Board of Directors and the Executive Board. The instructions specify the risk limits for Corporate Treasury, the types of financial instruments allowed, eligible transaction partners and guidelines for reporting of actual positions compared with the fixed risk limits.

Danisco hedges commercial risks only and does not conduct financial transactions for speculative purposes. The Group's interest rate and liquidity risks are managed centrally by Corporate Treasury while decisions on exchange risk hedging are handled by the various business units in accordance with corporate policies; however, Corporate Treasury is responsible for any external hedging.

The Group's financial risks are described below and further detailed in the notes to the Income statement and the Balance sheet.

Foreign exchange

It is Group policy to limit the impact of exchange rate movements on the Group's results and financial position. Since the Group's global presence provides a degree of natural currency hedging, the business units undertake supplementary hedging to a limited extent only. The Group's exchange risks fall into two risk categories:

- Transaction risk arises when goods or services are traded in currencies other than the local currency of the individual group enterprises. The Group's production is largely located in the currency areas where the products are sold. This provides a degree of natural currency hedging and reduces the Group's transaction risk. Sales and procurement managers take the specific need for currency match into consideration when concluding commercial contracts with customers and suppliers. This goes for all commercial contracts but is specifically important for non-recurring large, singular or exceptional contracts. Additional hedging of commercial transactions through future foreign exchange contracts (overlay hedging performed through Corporate Treasury) is limited and made on a case by case basis initiated by the operational units. The purpose is to lock in currency rates on non-recurring large, singular or exceptional exposures including investment exposures. The lifespan of future foreign exchange contracts is limited to 18 months. It is also the Group's policy that monetary assets recognised in foreign currency are offset by liabilities in the same currency. The group enterprises and Corporate Treasury monitor these exchange positions, and hedging is made by the entities concluding spot foreign exchange transactions with Corporate Treasury. The positions are hereby transferred to Corporate Treasury, and Corporate Treasury transfers the positions to external banks if deemed appropriate or if approved limits would otherwise be exceeded. Corporate Treasury's limits are restricted to fulfil operational purposes.

- Translation risk of equity investments in foreign group enterprises are not hedged as these investments are considered long-term interests and it is assumed that hedging will not add value in the long term. The risk of translating foreign group enterprises' income statement for the financial year into Danish kroner is not hedged as financial hedging of this type of risk cannot be performed.

Interest rate

The Group's interest rate risk arises from increases in interest rates on the floating-rate debt and decreases in market rates for the fixed-rate debt.

The major part of the Group's funding – before interest rate management – is obtained at floating rates while the interest rate risk is managed through interest rate swap agreements where Danisco pays a fixed rate and receives a floating rate on certain principal amounts. Fixed-rate loans only make up a small part of the loan portfolio.

The composition of the fixed and floating rate debt – including interest rate swaps – is assessed on an ongoing basis and any refinancing decisions are based on long-term assessments, including a balancing of stable funding costs against funding at lower interest rates.

Liquidity

Liquidity risk is the risk that the Group in connection with funding, including refinancing, has to pay interest rates with higher credit margins or, in the worst case, that the Group cannot obtain liquidity.

It is Group policy that credit commitments from financial institutions should match the Group's need for net interest-bearing debt at any time. This ensures the right balance between ensuring liquidity and avoiding higher financial expenses due to major unused drawing rights.

The Group has access to considerable uncommitted credit facilities with relationship banks and commercial paper programmes (short-term debt instruments) in Finland, Sweden and Denmark. Credit facilities in these markets may be discontinued and the credit commitments serve as liquidity hedging.

Credit

The main credit risks include trade debtors, other outstanding amounts, including gains on derivative financial instruments (forward exchange contracts and interest rate swaps) and bank deposits. Trade debtors are distributed in such a manner that the Group's credit risks are not considered exceptional. Derivate financial instruments and cash and cash equivalents are only placed with financial institutions with high credit ratings. The amounts of these balance sheet items are identical with the maximum credit risk.

Risk and insurance

It is not possible to predict and quantify the effect of natural disasters (for example earthquakes), war, terror and other external circumstances and damage. Therefore, Danisco seeks via insurance schemes to minimise any financial impact on the Group's results. Danisco's Risk Management department closely monitors the Group's covered risks and has taken out insurance against natural disasters, product and commercial liability, property and movables as well as consequential loss, industrial and personal injuries and environmental damage. Insurance schemes are taken out with a deductible reflecting Danisco's claims history and risk profile. Contractual risks are to a great extent covered by Danisco's business and product liability insurance scheme just as Danisco always seeks to limit any contractual liability where possible, but not all contractual risks can be covered by insurance or be contractually limited at a fair cost. There is no guarantee that all risks are correctly assessed and that Danisco has sufficient insurance cover for all potential risks.

Management and accounting risks

The implemented management, accounting and control systems are assessed to ensure efficient data collection and control throughout the Group. In addition, in large parts of the Group the sales and production activities are separate units, which add to the level of control. All business units report to the Group's central finance unit on a monthly basis, which provides the basis for the Group financial statements submitted to the Executive Board each month. The monthly reports are unaudited, but internal control of the business units' reporting and cash flows is regularly carried out.

At the end of the financial year 2007/08, nearly 90% of the Group had been transferred to standardised SAP platforms, increasing transparency throughout the Group and reducing the time spent on reporting and control.

Management's statement

The Board of Directors and the Executive Board today approved the Annual Report of Danisco A/S for 2007/08.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the EU and the Parent's financial statements have been prepared in accordance with the Danish Financial Statements Act. Further, the Annual Report has been prepared in accordance with additional Danish disclosure requirements for annual reports of listed companies.

We believe that the Management's review gives a fair presentation of developments in the Group's and the Parent's activities and finances, results for the year and of the Group's financial position in general as well as a fair description of the most significant risks and uncertainties to which the Group is exposed.

In our opinion, the accounting policies used are appropriate and the Annual Report gives a true and fair view of the Group's and the Parent's assets, liabilities and financial position, result and the Group's cash flows.

We present the Annual Report for approval at the Annual General Meeting.

Copenhagen, 23 June 2008

Executive Board

Tom Knutzen
Chief Executive Officer

Søren Bjerre-Nielsen

Mogens Granborg

Board of Directors

Anders Knutsen
Chairman

Jørgen Tandrup
Deputy Chairman

Håkan Björklund

Kirsten Drejer

Lis Glibstrup

Peter Højland

Flemming Kristensen

Bent Willy Larsen

Matti Vuoria

Independent auditors' report

To the shareholders of Danisco A/S
We have audited the annual report of Danisco A/S for the financial year 1 May 2007 to 30 April 2008, which comprises the statement by Management on the annual report, Management's review, income statement, balance sheet, and notes, including the accounting policies, for the Group as well as the Parent, the consolidated statement of recognised income and expenses, the consolidated cash flow statement, and the statement of changes in equity for the Parent. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the EU, and the Parent financial statements have been prepared in accordance with the Danish Financial Statements Act. Further, the annual report has been prepared in accordance with additional Danish disclosure requirements for annual reports of listed companies.

Management's responsibility for the annual report
Management is responsible for the preparation and fair presentation of an annual report in accordance with International Financial Reporting Standards as adopted by the EU in respect of the consolidated financial statements, in accordance with the Danish Financial Statements Act in respect of the parent financial statements, and additional Danish disclosure requirements for listed companies. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of an annual report that is free from material misstatement, whether due to fraud or error, selecting and applying appropriate accounting policies, and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility and basis of opinion
Our responsibility is to express an opinion on this annual report based on our audit. We conducted our audit in accordance with Danish and International Standards on Auditing. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the annual report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the annual report. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the annual report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of an annual report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the annual report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Our audit has not resulted in any qualification.

Opinion
In our opinion, the annual report gives a true and fair view of the Group's financial position at 30 April 2008, and of its financial performance and its cash flows for the financial year 1 May 2007 to 30 April 2008 in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies.

Further, in our opinion, the annual report gives a true and fair view of the Parent's financial position at 30 April 2008, and of its financial performance for the financial year 1 May 2007 to 30 April 2008 in accordance with the Danish Financial Statements Act and additional Danish disclosure requirements for annual reports of listed companies.

Copenhagen, 23 June 2008

Deloitte
Statsautoriseret Revisionsaktieselskab

Erik Holst Jørgensen
State Authorised Public Accountant

Anders Dons
State Authorised Public Accountant

REVIEW

Proforma balance sheet

(DKKm)	30 April 2008	30 April 2007
ASSETS		
Goodwill	8,110	9,120
Other intangible assets	1,267	1,172
Property, plant and equipment	8,022	8,238
Financial assets	759	764
Total non-current assets	**18,158**	**19,294**
Inventories	5,485	4,937
Receivables	3,958	4,231
Assets held for sale	-	2,550
Cash and cash equivalents	342	372
Total current assets	**9,785**	**12,090**
Total	**27,943**	**31,384**
EQUITY AND LIABILITIES		
Share capital	979	979
Other reserves	11,280	11,665
Equity attributable to equity holders of the parent	**12,259**	**12,644**
Minority interests	283	305
Total equity	**12,542**	**12,949**
Non-current liabilities	6,813	8,550
Current liabilities	8,588	9,742
Liabilities held for sale	-	143
Total liabilities	**15,401**	**18,435**
Total	**27,943**	**31,384**
ASSETS AND LIABILITIES HELD FOR SALE		
Goodwill	-	1,279
Net non-current assets	-	485
Net working capital	-	616
Invested capital	-	**2,380**
Financial assets	-	27
Total	-	**2,407**
Assets held for sale	-	2,550
Liabilities held for sale	-	(143)
Total	-	**2,407**

In the above proforma balance sheet, assets and liabilities pertaining to the divestment of Flavours in 2007/08 have been recognised separately as of 30 April 2007 as if it was held for sale. Assets are stated under Assets held for sale, and liabilities under Liabilities held for sale. Moreover, assets held for sale are stated in main groups.
The proforma balance sheet is provided to facilitate comparisons between the balance sheet of 30 April 2008 and the balance sheet of 30 April 2007. In accordance with IFRS, assets and liabilities held for sale in the comparable year have not been recognised separately in Danisco's balance sheet in the Annual Accounts.

For profit for the year from discontinued operations, see the Income statement and note 32, Discontinued operations.

GROUP

Quarterly key figures

(Unaudited)	2007/08					2006/07*				
(DKKm)	Q1	Q2	Q3	Q4	YTD	Q1	Q2	Q3	Q4	YTD
INCOME STATEMENT										
Revenue	**4,672**	**4,641**	**4,642**	**4,823**	**18,778**	**4,866**	**4,750**	**4,443**	**4,743**	**18,802**
EBITDA before special items	**849**	**806**	**766**	**777**	**3,198**	**895**	**721**	**627**	**835**	**3,078**
Share-based payments	21	3	20	(2)	42	56	(38)	(6)	9	21
Operating profit before special items	**599**	**551**	**479**	**522**	**2,151**	**635**	**464**	**367**	**568**	**2,034**
Special items	-	31	(1)	(447)	(417)	(15)	(71)	(18)	(75)	(179)
Operating profit	**599**	**582**	**478**	**75**	**1,734**	**620**	**393**	**349**	**493**	**1,855**
Net financial expenses	(105)	(99)	(95)	(66)	(365)	(93)	(134)	(150)	(129)	(506)
Profit before tax	**494**	**483**	**383**	**9**	**1,369**	**527**	**259**	**199**	**364**	**1,349**
Profit for the period from continuing operations	**336**	**328**	**264**	**(157)**	**771**	**375**	**184**	**141**	**240**	**940**
Profit for the period from discontinued operations	**457**	**-**	**-**	**71**	**528**	**48**	**36**	**22**	**33**	**139**
Profit attributable to equity holders of the parent	**785**	**317**	**258**	**(109)**	**1,251**	**414**	**215**	**153**	**276**	**1,058**
CASH FLOW										
Cash flow from operating activities	**1,376**	**591**	**(639)**	**108**	**1,436**	**1,436**	**1,246**	**(561)**	**82**	**2,203**
Net investments in property, plant and equipment	(174)	(266)	(149)	(349)	(938)	(192)	(245)	(254)	(345)	(1,036)
Net investments in intangible assets	(11)	(16)	(7)	(263)	(297)	(25)	(23)	(31)	(39)	(118)
Acquisitions and divestments of enterprises and activities	-	(20)	-	21	1	-	(61)	-	1	(60)
Purchase and sale of financial assets	30	(4)	(1)	(26)	(1)	66	(6)	(9)	(15)	36
Free cash flow* **	**1,221**	**285**	**(796)**	**(509)**	**201**	**1,285**	**911**	**(855)**	**(316)**	**1,025**
Cash flow from discontinued operations	**3,290**	**(23)**	**(10)**	**(14)**	**3,243**	**2**	**41**	**61**	**40**	**144**
BALANCE SHEET										
Assets	28,038	28,561	29,795	27,943	27,943	30,799	31,028	32,249	31,385	31,385
Equity attributable to equity holders of the parent	13,295	12,695	12,510	12,259	12,259	12,621	12,544	12,668	12,644	12,644
Equity	13,601	12,952	12,773	12,542	12,542	12,947	12,845	12,978	12,949	12,949
Net interest-bearing debt	8,077	8,407	9,121	9,545	9,545	11,968	11,324	12,063	12,222	12,222
RETURN ON CAPITAL (%)										
RONOA**										
Ingredients	18.4	18.4	18.2	17.6	17.6	17.2	17.3	17.8	18.5	18.5
Sugar	11.3	11.9	12.7	12.9	12.9	14.5	14.1	12.3	11.4	11.4
Total	**14.5**	**14.8**	**15.3**	**14.8**	**14.8**	**15.0**	**14.8**	**14.4**	**14.5**	**14.5**
ROIC**	7.9	8.3	8.7	8.5	8.5	8.1	7.8	7.8	8.1	8.1
ROE	11.2	12.0	12.8	9.9	9.9	5.7	5.2	5.1	8.4	8.4
INVESTED CAPITAL										
Net working capital										
Ingredients	3,537	3,497	3,568	3,470	3,470	3,262	3,127	3,193	3,184	3,184
Sugar	1,515	1,265	2,046	2,754	2,754	1,431	672	1,614	2,320	2,320
Unallocated	(19)	(17)	(16)	(29)	(29)	(16)	(17)	(24)	(22)	(22)
Total	**5,033**	**4,745**	**5,598**	**6,195**	**6,195**	**4,677**	**3,782**	**4,783**	**5,482**	**5,482**
Net non-current assets (excl. goodwill)										
Ingredients	5,686	5,612	5,572	5,490	5,490	5,308	5,440	5,476	5,598	5,598
Sugar	2,956	3,220	3,166	3,386	3,386	3,674	3,651	3,514	3,046	3,046
Unallocated	84	119	114	130	130	191	212	207	216	216
Total	**8,726**	**8,951**	**8,852**	**9,006**	**9,006**	**9,173**	**9,303**	**9,197**	**8,860**	**8,860**
Net operating assets										
Ingredients	9,223	9,109	9,140	8,960	8,960	8,570	8,567	8,669	8,782	8,782
Sugar	4,471	4,485	5,212	6,140	6,140	5,105	4,323	5,128	5,366	5,366
Unallocated	65	102	98	102	102	175	195	183	194	194
Total	**13,759**	**13,696**	**14,450**	**15,202**	**15,202**	**13,850**	**13,085**	**13,980**	**14,342**	**14,342**
Goodwill										
Ingredients	7,776	7,658	7,520	7,368	7,368	7,949	8,013	7,933	7,777	7,777
Sugar	1,341	1,343	1,339	742	742	1,344	1,343	1,346	1,343	1,343
Unallocated	-	-	-	-	-	-	-	-	-	-
Total	**9,117**	**9,001**	**8,859**	**8,110**	**8,110**	**9,293**	**9,356**	**9,279**	**9,120**	**9,120**
Invested capital										
Ingredients	16,999	16,767	16,660	16,328	16,328	16,519	16,580	16,602	16,559	16,559
Sugar	5,812	5,828	6,551	6,882	6,882	6,449	5,666	6,474	6,709	6,709
Unallocated	65	102	98	102	102	175	195	183	194	194
Total	**22,876**	**22,697**	**23,309**	**23,312**	**23,312**	**23,143**	**22,441**	**23,259**	**23,462**	**23,462**

* For 2006/07 the income statement, cash flow and invested capital are restated excluding discontinued operations from the Flavours division sold in 2007/08.
** For 2006/07 and 2007/08 RONOA and ROIC exclude the Flavours division.
*** Cash flow from investments published in Q1, Q2 and Q3 2007/08 have been revised due to a change of allocation between continuing and discontinued operations.

(Unaudited)	2007/08					2006/07				
(DKKm)	Q1	Q2	Q3	Q4	YTD	Q1	Q2	Q3	Q4	YTD
Revenue per division										
Bio Ingredients	1,364	1,356	1,364	1,381	5,465	1,318	1,340	1,282	1,269	5,209
Texturants & Sweeteners	1,772	1,655	1,630	1,729	6,786	1,773	1,701	1,648	1,769	6,891
Eliminations	(9)	(9)	(8)	(6)	(32)	(6)	(2)	(9)	(9)	(26)
Ingredients	**3,127**	**3,002**	**2,986**	**3,104**	**12,219**	**3,085**	**3,039**	**2,921**	**3,029**	**12,074**
Sugar	1,606	1,705	1,739	1,785	6,835	1,847	1,776	1,587	1,785	6,995
Eliminations	(61)	(66)	(83)	(66)	(276)	(66)	(65)	(65)	(71)	(267)
Total	**4,672**	**4,641**	**4,642**	**4,823**	**18,778**	**4,866**	**4,750**	**4,443**	**4,743**	**18,802**
Organic growth per division (%)										
Bio Ingredients	6	5	12	16	9	8	6	4	4	6
Texturants & Sweeteners	1	0	3	2	1	5	6	4	6	6
Total	**3**	**2**	**6**	**8**	**5**	**7**	**7**	**4**	**5**	**6**
Revenue per region (Ingredients)										
Europe	1,258	1,166	1,167	1,292	4,883	1,261	1,165	1,142	1,190	4,758
North America	827	815	794	802	3,238	867	852	798	819	3,336
Latin America	294	310	316	307	1,227	277	298	291	283	1,149
Asia-Pacific	584	561	550	535	2,230	555	575	550	569	2,249
Rest of the world	164	150	159	168	641	125	149	140	168	582
Total	**3,127**	**3,002**	**2,986**	**3,104**	**12,219**	**3,085**	**3,039**	**2,921**	**3,029**	**12,074**
Organic growth per region (%)										
Europe	0	0	3	9	3	8	8	1	0	4
North America	2	4	11	12	7	5	3	0	4	3
Latin America	6	7	12	13	10	18	3	5	20	11
Asia-Pacific	7	1	4	(3)	2	4	11	11	6	8
Rest of the world	34	2	11	1	11	(3)	15	16	34	15
Total	**3**	**2**	**6**	**8**	**5**	**7**	**7**	**4**	**5**	**6**
EBITDA before special items										
Ingredients	628	582	514	546	2,270	609	552	502	600	2,263
Sugar	232	256	229	289	1,006	265	245	171	267	948
Unallocated	(32)	(35)	3	(56)	(120)	(35)	(38)	(40)	(41)	(154)
Subtotal	**828**	**803**	**746**	**779**	**3,156**	**839**	**759**	**633**	**826**	**3,057**
Share-based payments	21	3	20	(2)	42	56	(38)	(6)	9	21
Total	**849**	**806**	**766**	**777**	**3,198**	**895**	**721**	**627**	**835**	**3,078**
EBITDA margin (%)										
Ingredients	20.1	19.4	17.2	17.6	18.6	19.7	18.2	17.2	19.8	18.7
Sugar	14.4	15.0	13.1	16.2	14.7	14.3	13.8	10.8	15.0	13.6
Total	**18.2**	**17.4**	**16.5**	**16.1**	**17.0**	**18.4**	**15.2**	**14.1**	**17.6**	**16.4**
Operating profit before special items										
Bio Ingredients	231	206	187	151	775	219	196	144	180	739
Texturants & Sweeteners	235	208	155	237	835	231	198	201	260	890
Central R&D	(5)	(5)	(7)	(6)	(23)	(8)	(9)	(11)	(10)	(38)
Ingredients	**461**	**409**	**335**	**383**	**1,588**	**442**	**385**	**334**	**430**	**1,591**
Sugar	151	175	123	203	652	175	155	80	171	581
Unallocated	(34)	(36)	1	(62)	(131)	(38)	(38)	(41)	(42)	(159)
Subtotal	**578**	**548**	**459**	**524**	**2,109**	**579**	**502**	**373**	**559**	**2,013**
Share-based payments	21	3	20	(2)	42	56	(38)	(6)	9	21
Total	**599**	**551**	**479**	**522**	**2,151**	**635**	**464**	**367**	**568**	**2,034**
EBIT margin (%)										
Bio Ingredients	16.9	15.2	13.7	10.9	14.2	16.6	14.6	11.3	14.2	14.2
Texturants & Sweeteners	13.3	12.6	9.5	13.7	12.3	13.0	11.6	12.2	14.7	12.9
Ingredients	**14.7**	**13.6**	**11.2**	**12.3**	**13.0**	**14.3**	**12.7**	**11.4**	**14.2**	**13.2**
Sugar	9.4	10.3	7.1	11.4	9.5	9.5	8.7	5.0	9.6	8.3
Total	**12.8**	**11.9**	**10.3**	**10.8**	**11.5**	**13.1**	**9.7**	**8.3**	**12.0**	**10.8**
Special items										
Ingredients	-	(6)	(1)	(88)	(95)	(15)	(66)	(8)	(82)	(171)
Sugar	-	37	-	(359)	(322)	-	-	(10)	(2)	(12)
Unallocated	-	-	-	-	-	-	(5)	-	9	4
Total	-	**31**	**(1)**	**(447)**	**(417)**	**(15)**	**(71)**	**(18)**	**(75)**	**(179)**

For 2006/07 and 2007/08 the Flavours division, a part of the Ingredients segment sold in 2007/08, is excluded.

Contents of Group annual accounts

Financial statements
Income statement
Balance sheet
Statement of recognised income and expenses
Cash flow statement

Notes
1. Accounting policies
2. Segment reporting
3. Cost of sales
4. Employee expenses and statistics
5. Depreciation, writedowns and amortisation
6. Fees for auditors elected at the Annual General Meeting
7. Share-based payments by functions
8. Special items
9. Financial income and expenses
10. Income tax expense
11. Earnings per share
12. Intangible assets
13. Property, plant and equipment
14. Financial assets
15. Pension assets and pension liabilities
16. Deferred tax
17. Other receivables
18. Inventories
19. Trade receivables
20. Maturity analysis of financial liabilities
21. Finance lease obligations
22. Other provisions
23. Changes in equity
24. Share capital and treasury shares
25. Corporation tax
26. Other payables
27. Acquisitions and divestments of enterprises and activities
28. Adjustments to the cash flow statement
29. Change in working capital
30. Change in net interest-bearing debt
31. Share-based payments
32. Discontinued operations
33. Contingent assets and contingent liabilities
34. Government grants
35. Categories of financial assets and liabilities as defined in IAS 39
36. Liquidity and interest rate management
37. Receivables and financial liabilities measured at amortised cost
38. Derivative financial instruments
39. Net investments by currency
40. Transactions with related parties
41. Subsidiaries

Income statement

May 2007 - 30 April 2008

INCOME STATEMENT

(DKKm)	Note	2007/08	2006/07
Revenue	2	**18,778**	**18,802**
Cost of sales	3, 4, 5	(12,392)	(12,303)
Gross profit		**6,386**	**6,499**
Research and development expenses	4, 5	(748)	(773)
Distribution and sales expenses	4, 5	(2,535)	(2,505)
Administrative expenses	4, 5, 6	(1,156)	(1,244)
Other operating income		210	128
Other operating expenses	4, 5	(48)	(92)
Share-based payments	7	42	21
Operating profit before special items		**2,151**	**2,034**
Special items	5, 8	(417)	(179)
Operating profit		**1,734**	**1,855**
Financial income	9	561	433
Financial expenses	9	(926)	(939)
Profit before tax		**1,369**	**1,349**
Income tax expense	10	(598)	(409)
Profit for the year from continuing operations		**771**	**940**
Profit for the year from discontinued operations	2, 32	528	139
Profit for the year		**1,299**	**1,079**
Distribution of profit for the year			
Equity holders of the parent		1,251	1,058
Minority interests		48	21
Total		**1,299**	**1,079**
Earnings per share in DKK			
EPS	11	26.03	21.71
DEPS	11	25.97	21.58
EPS from continuing operations	11	15.04	18.85
DEPS from continuing operations	11	15.01	18.74

The Board of Directors proposes that a dividend for the year of DKK 7.50 per share (2006/07 DKK 7.50 per share) be adopted at the Annual General Meeting.

Balance sheet

ASSETS

(DKKm)	Note	30 April 2008	30 April 2007
NON-CURRENT ASSETS			
Intangible assets	12		
Goodwill		8,110	10,399
Other intangible assets		1,267	1,213
Total		**9,377**	**11,612**
Property, plant and equipment	13		
Land and buildings		2,601	2,986
Plant and machinery		4,361	4,744
Fixtures, fittings, tools and equipment		339	359
Prepayments and assets under construction		721	604
Total		**8,022**	**8,693**
Financial assets			
Investments in associates	14	11	12
Other investments and securities	14	45	127
Pension assets	15	126	135
Deferred tax assets	16	158	199
Other receivables	17	419	318
Total		**759**	**791**
Total non-current assets		**18,158**	**21,096**
CURRENT ASSETS			
Inventories	18		
Raw materials and consumables		838	1,155
Work in progress		580	588
Finished goods and goods for resale		4,033	3,574
Prepayments for goods		34	54
Total		**5,485**	**5,371**
Receivables			
Trade receivables	19	3,018	3,297
Corporation tax	25	54	290
Other receivables	17	753	878
Prepayments		133	81
Total		**3,958**	**4,546**
Cash and cash equivalents		342	372
Total current assets		**9,785**	**10,289**
Total assets		**27,943**	**31,385**

EQUITY AND LIABILITIES

(DKKm)	Note	30 April 2008	30 April 2007
EQUITY	23, 24		
Share capital		979	979
Other reserves		(1,673)	(885)
Retained earnings		12,953	12,550
Equity attributable to equity holders of the parent		**12,259**	**12,644**
Minority interests		283	305
Total equity		**12,542**	**12,949**
NON-CURRENT LIABILITIES	20		
Mortgage debt		155	175
Other credit institutions		4,805	6,104
Finance lease obligations	21	33	37
Other payables	26	54	82
Pension liabilities	15	370	442
Deferred tax liabilities	16	1,262	1,302
Other provisions	22	134	314
Total		**6,813**	**8,456**
CURRENT LIABILITIES	20		
Mortgage debt		18	17
Other credit institutions		4,860	6,243
Finance lease obligations	21	4	4
Trade payables		1,336	1,396
Corporation tax	25	346	270
Other payables	26	1,721	1,888
Deferred income		86	42
Other provisions	22	217	120
Total		**8,588**	**9,980**
Total liabilities		**15,401**	**18,436**
Total equity and liabilities		**27,943**	**31,385**

GROUP

Statement of recognised income and expenses

1 May 2007 - 30 April 2008

STATEMENT OF RECOGNISED INCOME AND EXPENSES

2007/08

(DKKm)	Note	Hedging reserve	Translation reserve	Retained earnings	Total	Minority interests	Total equity
Profit for the year		-	-	1,251	1,251	48	1,299
Unrealised exchange rate adjustments of foreign subsidiaries		-	(690)	-	(690)	-	(690)
Exchange rate adjustments of foreign subsidiaries recycled to income statement		-	3	-	3	-	3
Currency hedging of net investments in subsidiaries		-	6	-	6	-	6
Tax on currency hedging of net investments in subsidiaries	25	-	-	(2)	(2)	-	(2)
Hedging of future transactions for the year		(26)	-	-	(26)	-	(26)
Hedges recycled to the income statement, financial items		(90)	-	-	(90)	-	(90)
Hedges recycled to the income statement, operating items		9	-	-	9	-	9
Actuarial gains/losses and assets ceiling	15	-	-	(20)	(20)	-	(20)
Changes in deferred tax on actuarial gain/losses	16	-	-	6	6	-	6
Current tax on equity movements	25	-	-	39	39	-	39
Other movements in equity		-	-	(23)	(23)	-	(23)
Net income recognised directly in equity		**(107)**	**(681)**	**-**	**(788)**	**-**	**(788)**
Total recognised income and expenses for the year		**(107)**	**(681)**	**1,251**	**463**	**48**	**511**
Total recognised income and expenses for the year, continuing operations		(107)	(681)	723	(65)	48	(17)
Total recognised income and expenses for the year, discontinued operations		-	-	528	528	-	528

2006/07

(DKKm)	Note	Hedging reserve	Translation reserve	Retained earnings	Total	Minority interests	Total equity
Profit for the year		-	-	1,058	1,058	21	1,079
Exchange rate adjustments of foreign subsidiaries		-	(426)	-	(426)	(2)	(428)
Currency hedging of net investments in subsidiaries		-	10	-	10	-	10
Tax on currency hedging of net investments in subsidiaries	25	-	-	(3)	(3)	-	(3)
Hedging of future transactions for the year		(83)	-	-	(83)	-	(83)
Hedges recycled to the income statement, operating items		(14)	-	-	(14)	-	(14)
Actuarial gains/losses	15	-	-	32	32	-	32
Changes in deferred tax on actuarial gain/losses	16	-	-	(10)	(10)	-	(10)
Current tax on equity movements	25	-	-	21	21	-	21
Other movements in equity		-	-	2	2	-	2
Net income recognised directly in equity		**(97)**	**(416)**	**42**	**(471)**	**(2)**	**(473)**
Total recognised income and expenses for the year		**(97)**	**(416)**	**1,100**	**587**	**19**	**606**

Cash flow statement

May 2007 - 30 April 2008

CASH FLOW STATEMENT

(DKKm)	Note	2007/08	2006/07
Cash flow from operating activities			
Operating profit before special items from continuing operations		2,151	2,034
Depreciation and writedowns	5	1,748	1,100
Adjustments	28	(1,011)	(145)
Share-based payments paid		(25)	(75)
Special items paid		18	(7)
Change in working capital	29	(452)	272
Income from other investments and securities		26	43
Interest received		534	355
Interest paid		(963)	(895)
Corporation tax paid	25	(590)	(479)
Cash flow from operating activities		**1,436**	**2,203**
Cash flow from investing activities			
Acquisitions of enterprises and enterprises and activities	27	(27)	(60)
Amount payable concerning acquisitions of enterprises and activities		(2)	-
Divestments of enterprises and activities		30	-
Purchase of property, plant and equipment		(1,121)	(1,132)
Sale of property, plant and equipment		183	96
Purchase of intangible assets		(300)	(180)
Sale of intangible assets		3	62
Purchase of financial assets		(13)	-
Sale of financial assets		12	36
Cash flow from investing activities		**(1,235)**	**(1,178)**
Free cash flow		**201**	**1,025**
Cash flow from financing activities			
Change in financial liabilities	30	(2,533)	(798)
Acquisition of treasury shares		(542)	(123)
Sale of treasury shares		30	87
Dividends paid		(361)	(328)
Amounts paid to minority interests		(61)	(32)
Cash flow from financing activities		**(3,467)**	**(1,194)**
Cash flow from discontinued operations	32	**3,243**	**144**
Decrease/increase in cash and cash equivalents		**(23)**	**(25)**
Cash and cash equivalents at 1 May		372	411
Exchange adjustment of cash and cash equivalents		(7)	(14)
Cash and cash equivalents at 30 April		**342**	**372**

GROUP

Note on accounting policies

1 ACCOUNTING POLICIES

The Consolidated Annual Report of the Group has been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU. The financial statements for the Parent company (Danisco A/S) are presented in accordance with the provisions of the Danish Financial Statements Act for class D entities.

The Annual Report has been prepared in accordance with further Danish disclosure requirements for annual reports published by listed entities as formulated by the NASDAQ OMX Nordic Exchange Copenhagen ("OMX") as well as the IFRS order issued in compliance with the Danish Financial Statements Act.

As the consolidated financial statements are prepared in accordance with IFRS, the OMX has approved the Parent company's exemption from following Danish Accounting Standards in its financial statements.

In previous years, the Parent company's financial statements were prepared in accordance with IFRS as adopted by the EU. The cumulative effect on equity of the change to the Danish Financial Statement Act was DKK -81 million, relating to amortisation of goodwill (DKK -69 million) and adjustment of residual values in certain properties (DKK -12 million). The accumulated effect has been included in equity from 1 May 2006 and comparative figures have been ajusted.

The Parent's accounting policies on recognition and measurement are generally consistent with the Group's accounting policies. The instances in which the Parent's accounting policies deviate from those of the Group have been described below. To ensure uniform presentation the terminology used in the consolidated financial statements has as far as possible also been applied in the Parent's financial statements.

The Annual Report for 2007/08 is presented in accordance with the new and revised standards (IFRS/IAS) and interpretations (IFRIC/SIC), which apply for the financial year. This has not resulted in any changes in accounting policies.

The Annual Report is presented in Danish kroner (DKK), which is the functional currency of the Group.

Future IFRS changes

At the date of the publication of this Annual Report some new or amended standards and interpretations have not yet entered into force or have not been adopted by the EU. They are therefore not included in this Annual Report. Such future IFRS changes, including IFRS 8 Operating Segments, are not expected to materially affect the Annual Report though such changes will impact disclosure requirements.

Accounting estimates, assumptions and uncertainties

To determine the carrying amounts of assets and liabilities on the balance sheet date estimates are required of how future events will affect Danisco.

Estimates that are significant for the financial reporting are mainly made in the determination of inventory, depreciation, amortisation and writedowns, pension and similar employee benefits, share-based payments, provisions, contingent assets and contingent liabilities.

The estimates are based on assumptions that are deemed to be reliable but which are inherently uncertain. The assumptions may be incomplete or inaccurate and unexpected events or circumstances may arise. Furthermore, the Group and Parent are subject to risks and uncertainties, which may imply that the results recorded may differ from these estimates.

Risk management is described in the section Risk management. The notes contain information on assumptions about the future and other estimated uncertainties at the balance sheet date which imply a significant risk of changes that may lead to a considerable subsequent adjustment of the carrying amount of assets or liabilities.

Consolidated financial statements

The consolidated financial statements comprise the Parent and the subsidiaries in which the Parent, directly or indirectly, holds more than 50% of the voting rights or otherwise has a controlling interest. Enterprises of which the holding is between 20% and 50% of the voting rights and the Group or Parent exercise significant but not controlling influence are regarded as associates. Entities for which the Group or Parent exercise joint control are regarded as joint ventures.

The Group financial statements comprise the consolidated financial statements of the Parent and the individual subsidiaries, which have been prepared in accordance with the Group's accounting policies. Intra-group income, expenses, shareholdings, balances, dividends as well as profits and losses that have occurred in transactions between the consolidated enterprises have been eliminated. The subsidiaries' accounting items are recognised 100% in the consolidated financial statements. Minority interests' proportionate share of profits is recognised in the consolidated income statement and included in a separate line in equity.

Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the purchase method. The cost of the business combination is measured as the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in

exchange for control of the acquiree, plus any costs directly attributable to the business combination.

The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 Business Combinations are recognised at their fair values at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, which are recognised and measured at fair value less costs to sell.

Goodwill arising on acquisition is recognised as an intangible asset and initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised. If, after reassessment, the cost is lower than the net value received (negative goodwill) the difference is recognised immediately in the income statement.

Minority interests are reported as the proportionate share of the fair value of the recognised assets, liabilities and contingent liabilities acquired.

Where at first-time recognition a business combination can only be accounted for on a temporary basis, adjustments of the amount of goodwill and the fair value of assets, liabilities and contingent liabilities are recognised within 12 months of the date of acquisition. Subsequently, goodwill is only adjusted as a result of changes in estimates of contingent purchase consideration.

In the Parent company's financial statements, acquisition of subsidiaries is recognised at cost in a separate line: Investments in subsidiaries.

Currency translation
Transactions in foreign currencies are recognised at the exchange rates at the day of the transaction. Non-monetary assets acquired in foreign currencies are not subsequently adjusted. Receivables, liabilities and other monetary items in foreign currencies are translated at the exchange rate at the balance sheet date.

Currency adjustments arising from the difference between the exchange rate of the transaction date and the balance sheet date are recognised in the income statement under financial items.

For subsidiaries and associates that do not use the Group's functional currency (DKK) the income statements are translated at monthly average exchange rates, and the balance sheets are translated at the exchange rate at the balance sheet date.

Exchange rate differences arising from translation of foreign subsidiaries' and associates' equity at the year-beginning at the exchange rate prevailing at the balance sheet date and from translation of income statements from average exchange rates to the exchange rates prevailing at the balance sheet date are recognised in equity. Such exchange differences are reclassified to the income statement in the period in which the foreign operation is disposed of.

Currency adjustments of liabilities in foreign currencies and derivative financial instruments for the hedging of net investments in subsidiaries and associates are recognised in equity.

Currency adjustments of balances between subsidiaries and Danisco A/S, which are in reality additions to or deductions from the subsidiary's equity, are recognised in equity. In the Parent company's financial statements, currency adjustments are recognised in the income statement.

Derivatives
The Group uses forward currency contracts and interest rate swaps to reduce exchange rate and interest rate risks. The Group does not use derivatives for speculative purposes. On first-time recognition, derivative financial instruments are recognised at fair value and are subsequently remeasured to their fair value at each balance sheet date.

The fair value of derivatives is included in Other receivables (positive fair value) or Other creditors (negative fair value) as the case may be. Realised as well as unrealised gains and losses on contracts are recognised in the income statement as financial items unless the derivative financial instruments have been concluded to hedge future transactions.

Fair value adjustments of derivatives designated to hedge future transactions are recognised in equity. Value adjustments of any non-efficient part of the derivatives are recognised in the income statement. When the hedged transactions are realised, gains or losses arising from the hedging instrument are recognised under the same item as the hedged item, and postings to equity are reversed.

Accumulated gains and losses arising from a hedging instrument will continue to be recognised in equity until the expected transaction occurs. Where a hedged transaction is no longer expected to occur, the accumulated net gains or losses are transferred to the income statement for the year.

The fair values of financial instruments are calculated on the basis of current market data and recognised valuation methods.

Income statement

Revenue

Revenue comprises invoiced sales less returned goods, bonuses and discounts granted in connection with sales. Restitution funds received from the EU are included in revenue. Sale of goods is recognised when the goods have been delivered and ownership and risk have passed to the buyer.

Cost of sales

Cost of sales includes raw materials, consumables, direct labour and indirect production costs such as maintenance and depreciation of production plant as well as administration and plant management.

Research and development expenses

Research and development expenses include costs, salaries and depreciation directly or indirectly attributable to research and development activities. Research expenses are recognised in the income statement in the year in which they are incurred. Clearly defined and identifiable development projects in which the technical degree of exploitation, adequate resources and potential market or development possibility in the enterprise are recognisable, and where it is the intention to produce, market or use the project, are recognised in intangibles where a correlation exists between the costs incurred and future earnings. Lack of regulatory approval, customer approvals and other uncertainties often imply that the requirements for recognition in the balance sheet have not been met and that development expenses are consequently expensed when incurred.

Distribution and sales expenses

Distribution and sales expenses comprise the salary expenses for sales personnel, advertising and exhibition expenses, depreciation and other indirect expenses.

Administrative expenses

Administrative expenses comprise the expenses of the administrative staff and management as well as depreciation and other indirect expenses.

Other operating income

Other operating income comprises income of a secondary nature in relation to the activities, including gains on the sale of intangible assets, property, plant and equipment.

Other operating expenses

Other operating expenses comprise expenses of a secondary nature in relation to the activities, including losses on the sale of intangible assets and property, plant and equipment.

Share-based payments

For cash-settled share-based payments, a liability equal to the portion of the goods or services received is recognised at the current fair value of the granted options and warrants determined at each balance sheet date until the date of exercise. Until the liability is settled, any changes in fair value are recognised in profit or loss for the period.

For equity-settled share-based payments, fair value determined at the grant date is expensed on a straight-line basis over the vesting period. The matching item is recognised in equity.

Recognition of both types of share-based payments is based on an estimate of shares that will eventually vest. Fair value is measured by use of the Black-Scholes model.

Government grants

Government grants, which are disclosed in a note, include EU compensation for renouncing of sugar quotas (sale of sugar quotas) and grants for research, development, CO_2 allowances and investments. EU compensation for renouncing of sugar quotas (sale of sugar quotas) and grants for research, development and CO_2 allowances are recognised as income in the income statement on a systematic basis to match the related cost. Investment grants are set off against the cost of the subsidised assets.

Special items

Special items include major income and expenditure of a non-recurring nature, including restructuring costs and EU compensation for renouncing of sugar quotas when the renouncement has been decided and announced. The items are shown separately to facilitate the comparability of income statements and to provide a better picture of the operational results.

Income from investments in subsidiaries and associates

In the accounts of the Parent, income from investments in subsidiaries and associates comprises dividends and writedowns. Dividends are recognised when the right to receive dividends has been approved by the relevant company bodies. To the extent that distributed dividends exceed the accumulated earnings after acquisition, dividends are recognised as writedown of the cost of the investment. In the consolidated accounts income from investments in associates comprises the proportionate share of associates' profit or loss after tax.

Financial income and expenses

All borrowing costs are recognised in the income statement. Financial income and expenses include interest income, interest expenses, commission for committed facilities, borrowing expenses, amortisation of financial assets and liabilities, expenses incurred on finance leases and value adjustments, including fair value adjustments of derivative financial instruments not concluded for hedging of future transactions.

Income tax expense
Income tax expense represents current tax and changes to deferred tax.

Current tax
The tax currently payable is based on the taxable profit for the year, using the applicable tax rates that have been enacted at the balance sheet date.

Deferred tax
Deferred tax is measured according to the balance sheet liability method in respect of all temporary differences between the tax base and the carrying amount of an asset or liability. Deferred tax on goodwill is not recognised unless the goodwill is tax deductible. Taxation arising on the sale of investments in subsidiaries is not recognised in the balance sheet unless the investments are expected to be sold within a short period. The tax base of tax losses carried forward and negative deferred tax are recognised as assets when it is likely that they will reduce future tax payments within a reasonable period of time. Deferred tax is also recognised for reversal of tax benefits arising from losses in formerly jointly taxed subsidiaries outside Denmark that are deemed to represent a tax liability. Deferred tax is measured on the basis of the regulatory tax rules and tax rates applicable at the balance sheet date when the deferred tax is expected to become current tax. Changes in deferred tax due to changes in tax rates are recognised in the income statement.

Danisco A/S is jointly taxed with all Danish subsidiaries. Current Danish corporation tax is divided between the jointly taxed enterprises relative to their taxable income. Withholding taxes relating to dividends from subsidiaries outside Denmark are recognised in the year in which the dividend is declared.

Discontinued operations
Discontinued operations are business areas that are classified as held for sale or have been sold. Discontinued operations are disclosed in a separate line item in the income statement and include the post-tax profit or loss of discontinued operations, the post-tax loss recognised in writing down assets to the lower of previous carrying amount and fair value less costs to sell, and the post-tax gain or loss on the disposal of the assets or disposal groups constituting the discontinued operation. Additional information is provided in the notes.

Balance sheet

Non-current assets held for sale
Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use or split-off of the business. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which is expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets and disposal groups classified as held for sale are measured at the lower of their previous carrying amount and fair value less cost to sell. Assets are not depreciated or amortised from the date when they are classified as held for sale.

Assets and liabilities are recognised in separate line items in the balance sheet and main items are disclosed in the notes.

Goodwill
Goodwill is tested for impairment not less than once a year. For the purpose of impairment testing in the consolidated financial statements, goodwill is allocated to each of the Group's cash-generating units. Writedowns are recognised in the income statement and are not subsequently reversed. On the disposal of investments in subsidiaries, associates or jointly controlled enterprises, the goodwill amount is included in the statement of gains or losses in connection with the disposal.

In the Parent company, goodwill is in addition amortised over its estimated useful life, not to exceed 20 years.

Other intangible assets
Intangible assets with definite useful lives are measured at cost less accumulated amortisation and accumulated impairment losses. Amortisation is made on a straight-line basis over the estimated useful lives of the assets.

Other intangible assets include additional sugar quota aquired from the EU. The quotas are mesured at the price fixed by the EU, and are depreciated over the usefull life of 8 years. The depreciation period is simular to the expected remaining period for the current EU sugar regulations. When quotas are given up, a porportionate amount of the resulting compensation is allocated to the acquired quotas, on an average basis.

Amortisation period:	
Patents, licences	
and other intellectual property rights	up to 20 years
Software	up to 5 years

The amortisation periods are determined on the basis of management's experience in the Group's business areas and reflect in the opinion of management the best estimate of the economic useful lives of the assets.

Granted and purchased CO_2 quotas are recognised at cost equivalent to fair value at the time of grant or purchase price at the time of acquisition.

Intangible assets with indefinite useful lives are measured at cost less accumulated impairment losses.

Property, plant and equipment
Property, plant and equipment are measured at cost less accumulated depreciation and writedowns. Cost of property, plant and equipment includes costs of materials, components, production-integrated software, sub-supplier services, direct labour and indirect production costs, but not interest charges and other borrowing expenses. Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets. Depreciation is initiated when the assets are deemed to be ready for use. Land is not depreciated.

Depreciation period:	
Buildings	20-40 years
Plant and machinery	10-20 years
Fixtures, fittings, tools and equipment	3-7 years

The basis of depreciation is determined subject to the residual value of the asset. The residual value is determined at the date of acquisition and reviewed annually along with the useful life. In the consolidated financial statements, if the residual value exceeds the carrying amount of the asset, depreciation ceases. In the Parent company, residual values are not written up subsequent to initial assessment.

Expenditure relating to repairs or maintenance of property, plant and equipment is recognised either as indirect production costs in the cost of inventories or directly in the income statement.

Finance leases are measured in the balance sheet at the lower of the fair value of the leases and the present value of the future minimum lease payments at the time of leasing. Finance leases are subsequently depreciated on the same basis as other property, plant and equipment. Residual lease obligations are recognised in the balance sheet under liabilities, and interest charges on the lease are recognised as financial expenditure in the income statement.

Lease payments under operating leases are accrued and recognised in the income statement as operating expenditure over the lease term.

The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

Investments in subsidiaries, associates and joint ventures
Investments in associates and joint ventures are measured in the consolidated financial statements according to the equity method. The proportionate share of the enterprises' equity value determined in accordance with the Group's accounting policies is adjusted for unrealised intra-group profits and losses, and adjusted for any impairment in the value of individual investments.

Investments in subsidiaries, associates and joint ventures are measured in the parent financial statements at cost less writedowns. To the extent that distributed dividends exceed the accumulated earnings after acquisition, dividends are recognised as writedown of the cost of the investment.

Other investments and securities
Investments determined to be venture investments are classified as financial assets, which are measured at fair value through the income statement, and are initially measured at cost and subsequently at fair value with adjustments recognised in the income statement as financial item. Adjustments include dividend income.

Other investments and securities are classified as available for sale, and include listed and unlisted assets. Available-for-sale financial assets are those non-derivative financial assets that are designated as available for sale or are not classified as (a) loans and receivables, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss.

Such assets are recognised and cease to be recognised on the trading date, also where purchase or sale of securities is contractually subject to transfer within a time frame determined by the market in question. Measurement at first-time recognition is at cost and subsequently at fair value with positive adjustments recognised in equity and net accumulated negative adjustments recognised in the income statement.

In the Parent, non-realised value adjustments are recognised in the income statement.

The fair values of other investments and securities are calculated on the basis of current market data and recognised valuation methods.

Other receivables
Other receivables include the value of sugar quotas and other long-term receivables. The value of EU compensation for sugar quotas sold is recognised when the sale has been decided and announced. The value of the sugar quotas is recognised at fair value, which corresponds to the value that appears from the applicable EU regulation for sugar producers with deduction of the expected compensation to the growers. The final

compensation to the growers is determined by national authorities. Other long-term receivables are initially measured at cost and subsequently at amortised cost or a lower value subject to individual assessment of loss.

Impairment of non-current assets
At year-end the carrying amounts of tangible and intangible assets with definite useful lives are reviewed to determine any indication of impairment. In the case of such indication, the recoverable amount of the asset is estimated in order to determine the extent of any impairment loss.

Where the asset does not generate cash flows that are deemed to be independent of other assets, an estimate is made of the recoverable amount of the unit to which the asset belongs. Assets with indefinite useful lives, including goodwill, are tested annually for impairment and if there is indication of impairment.

The recoverable amount is determined at the higher of the fair value less selling cost and the value in use. In the determination of value in use, estimated future cash flows are discounted by a discount rate reflecting market assessments of the time value of money and special risks associated with the asset for which adjustments have not been made in the estimated future cash flows.

Where the recoverable amount of the asset or unit is estimated to be lower than the carrying amount, the carrying amount is written down to the recoverable amount.

Impairment losses are recognised in the income statement. Where the impairment is subsequently reversed, the carrying amount of the asset is increased to the adjusted estimate of the recoverable amount, however not exceeding the carrying amount, which the asset would have had, had it not been written down. Reversal of impairment is recognised in the income statement. Impairment of goodwill is not reversed.

Financial non-current assets that are not measured at fair value are assessed at the balance sheet date to determine if any objective indicators exist that an asset or group of assets has been impaired. In that case, the recoverable amount of the asset is determined and where lower than the carrying amount is written down to the recoverable amount.

Inventories
Inventories are recognised on a first-in/first-out (FIFO) basis and measured at cost. Where cost exceeds the net realisable value, a writedown to this lower value is performed. Cost includes raw materials, consumables, direct labour and indirect production costs such as maintenance and depreciation of production plant and operations as well as administration and plant management.

Obsolete items, including slow-moving items, are written down to net realisable value.

Receivables
Receivables mainly include trade receivables and – for the Parent – short-term loans to subsidiaries.

Trade receivables are initially measured at cost and subsequently at amortised cost or a lower value subject to individual assessment of potential loss. In the Parent, fixed-interest short-term loans to subsidiaries are held to maturity and measured at amortised cost.

Other receivables include the fair value of interest and currency swaps.

Equity and treasury shares
Translation reserve includes exchange rate differences arising from translation of financial statements of subsidiaries and associates from their own currencies into the Group's reporting currency, DKK. On realisation of the net investment the exchange rate adjustments are recognised in the income statement.

Hedging reserve includes fair value adjustments of financial instruments or loans that meet the requirements for accounting hedges of future transactions. The amounts are recognised in the income statement or the balance sheet in line with recognition of the hedged transactions.

Dividends are recognised as a liability at the date of adoption at the Annual General Meeting. In the consolidated Annual Accounts proposed dividend payments for the financial year are disclosed in a note to equity. Acquisition and sale considerations for treasury shares are recognised in equity.

Pension liabilities
Fixed contributions under defined contribution plans are recognised in the income statement in the period they are related to and any contributions payable are recognised in the balance sheet as other debt.

Under defined benefit plans, Danisco is obliged to pay certain benefits upon retirement (e.g. a fixed amount or a percentage of the annual salary at the time of retirement). Commitments for defined benefit plans are determined by actuarial calculations of the present value of the commitments. The present value includes the benefits for which the employees are eligible through their employment and is calculated on the basis of assumptions about the future development of interest rates, inflation, mortality and disability. The actuarial present value less the fair value of assets held as part of the plan is recognised in

1 ACCOUNTING POLICIES (CONTINUED)

the balance sheet under provisions for pensions and similar liabilities. If the net amount is an asset, it is recognised under pension assets in the balance sheet if Danisco directly or indirectly can use the asset. Actuarial gains and losses which represent differences between the expected development of pension assets and pension commitments and the realised values are recognised in equity.

In the Parent, any actuarial gains or losses are recognised directly in the income statement.

Past service costs (costs due to changes in the benefits payable) are recognised in the income statement if the employees have already earned the right to the changed benefits. Otherwise, past service costs are recognised and amortised in the income statement over the period in which the employees earn that right.

Other provisions

Other provisions primarily relate to obligations concerning acquisitions, disposals, restructuring, environmental cost and obligations to management and employees. Provisions are recognised for legal and constructive obligations that have arisen as a result of past events in the financial year or prior years, and where it is likely that the company's financial resources will be required in settling such obligations. The provisions are measured according to management's assessment of the amount by which the obligation is expected to be redeemed.

Financial liabilities

Mortgage debt and debt to credit institutions are measured at the time of the loan at nominal value less capital loss and transaction expenses and subsequently at amortised cost. The difference between the loan proceeds and the nominal value is recognised as a financial item in the income statement over the term of the loan.

Other payables, which include trade payables, payables to subsidiaries and associates, as well as other debt are measured at amortised cost.

Cash flow statement

The cash flow statement is based on the indirect method. The cash flow statement shows cash flows from operating, investing and financing activities as well as the cash position at the beginning and end of the year. Cash flows from operating activities are determined as profit for the year adjusted for non-cash operating items, changes in working capital and corporation tax paid. Cash flows from investing activities comprise payments made on the purchase and sale of intangible, tangible and financial assets and the acquisitions and divestments of enterprises and activities. Cash flows from financing activities comprise changes in share capital, sale and acquisition of treasury shares and dividend payments. Raising and repayments of interest-bearing debt are also included.

Cash and cash equivalents comprise deposits with banks and securities with insignificant price exposure.

As a consolidated statement of cash flow is presented, a statement of cash flow for the Parent company is not presented in the Annual Accounts.

Information by segment

Information is provided by business and geographic areas as primary and secondary segments. Information by segment follows the Group's accounting policies and internal financial management.

Segmental income and expenses as well as segmental assets and liabilities include the items that may be directly ascribed to the individual segment and items which can be allocated to the individual segment on a reasonable basis. In the income statement, corporate functions in particular cannot be ascribed to business segments.

Business segmental revenue, expenses and profits include inter-segment transactions. These transactions are stated at market prices. The transactions are eliminated at consolidation.

Of non-current assets, intangible assets and property, plant and equipment, long-term receivables, investments in associates as well as pension assets may be ascribed to business segments. Current assets ascribed to business segments are comprised of inventories, trade receivables, other operating receivables and operating prepayments. Of non-current liabilities, provisions and pension obligations may be ascribed to business segments. Current liabilities ascribed to business segments are comprised of trade payables and other current operating payables.

Ascribing to geographic segments is based on the condition that transactions and balance sheet items can with reasonable certainty be ascribed to the individual geographic segments. Revenue has been ascribed to geographic segments based on information on the customers' geographic location. The Group's integrated business organisation means that the results cannot with reasonable certainty be ascribed to geographic segments.

Notes to the income statement

2 SEGMENT REPORTING

Business segments 2007/08
Danisco's primary segments are Ingredients and Sugar. Unallocated items primarily include group functions, share-based payments and group eliminations.

(DKKm)	Ingredients	Sugar	Unallocated and group eliminations	Group
Income statement				
Revenue	12,219	6,835	(276)	18,778
Intra-group sales	(8)	(268)	276	-
External sales	**12,211**	**6,567**	-	**18,778**
Gross profit	5,015	1,371	-	6,386
Share-based payments*			42	42
EBITDA before special items	**2,270**	**1,006**	**(78)**	**3,198**
Depreciation before special items	(682)	(354)	(11)	(1,047)
Operating profit before special items	**1,588**	**652**	**(89)**	**2,151**
Special items	(95)	(322)	-	(417)
Operating profit	**1,493**	**330**	**(89)**	**1,734**
Net financial expenses				(365)
Profit before tax				**1,369**
Income tax expense				(598)
Profit for the year from continuing operations				**771**
Profit for the year from discontinued operations				528
Profit for the year				**1,299**
Balance sheet				
Goodwill	7,368	742	-	8,110
Non-current assets	5,711	3,820	517	10,048
Current assets	5,135	4,114	536	9,785
Assets total				**27,943**
Non-current liabilities	221	434	6,158	6,813
Current liabilities	1,665	1,360	5,563	8,588
Equity including minority interests			12,542	12,542
Liabilities and equity total				**27,943**
Invested capital	16,328	6,882	102	23,312
Significant non-cash expenses other than depreciation	(206)	(718)	7	(917)
Cash flow from investing activities				
Investments in intangible assets	80	220	-	300
Investments in property, plant and equipment	738	378	5	1,121
Investments in enterprises and activities	27	-	-	27

* Share-based payments specified by segment: Ingredients DKK 30 million, Sugar DKK 5 million, unallocated DKK 7 million.

GROUP

2 SEGTMENT REPORTING (CONTINUED)

Business segments 2006/07
The income statement and cash flow from investing activities are restated with discontinued operations from the Flavours division sold in 2007/08.

(DKKm)	Ingredients continuing operations	Ingredients discontinued operations	Sugar	Unallocated and group eliminations	Group
Income statement					
Revenue	12,074		6,995	(267)	18,802
Intra-group sales	(11)		(256)	267	-
External sales	**12,063**		**6,739**	-	**18,802**
Gross profit	5,126		1,373	-	6,499
Share-based payments*				21	21
EBITDA before special items	**2,263**		**948**	**(133)**	**3,078**
Depreciation before special items	(672)		(367)	(5)	(1,044)
Operating profit before special items	**1,591**		**581**	**(138)**	**2,034**
Special items	(171)		(12)	4	(179)
Operating profit	**1,420**		**569**	**(134)**	**1,855**
Net financial expenses					(506)
Profit before tax					**1,349**
Income tax expense					(409)
Profit for the year from continuing operations					**940**
Profit for the year from discontinued operations					139
Profit for the year					**1,079**
Balance sheet					
Goodwill	7,777	1,279	1,343	-	10,399
Non-current assets	5,914	496	3,576	711	10,697
Current assets	4,926	749	3,611	1,003	10,289
Assets total					**31,385**
Non-current liabilities	316	11	530	7,599	8,456
Current liabilities	1,742	133	1,291	6,814	9,980
Equity including minority interests				12,949	12,949
Liabilities and equity total					**31,385**
Invested capital	16,559	2,380	6,709	195	25,843
Significant non-cash expenses other than depreciation	(50)		(95)	26	(119)
Cash flow from investing activities					
Investments in intangible assets	106		69	5	180
Investments in property, plant and equipment	943		183	6	1,132
Investments in enterprises and activities	60		-	-	60

* Share-based payments specified by segment: Ingredients DKK 18 million, Sugar DKK 3 million, unallocated DKK 0 million.

2 SEGMENT REPORTING (CONTINUED)

Geographic segments
Danisco's secondary segments are the geographic distribution of activities.
Revenue and receivables are specified by location of customers while the other geographic information is specified by location of the assets.

GROUP

2007/08

(DKKm)	Revenue*	Non-current assets	Current assets	Assets total	Investments in intangible assets	Investments in property, plant and equipment
Denmark	1,529	3,497	2,092	5,589	211	246
Other Nordic countries	3,728	3,847	1,966	5,813	109	185
Rest of Western Europe	4,382	4,943	1,812	6,755	29	308
Eastern Europe	1,687	305	865	1,170	11	36
North America	3,240	3,912	1,120	5,032	2	230
Latin America	1,228	515	690	1,205	32	24
Asia-Pacific	2,231	1,067	1,038	2,105	5	88
Rest of the world	753	72	202	274	-	12
Total	**18,778**	**18,158**	**9,785**	**27,943**	**399**	**1,129**

2006/07

(DKKm)	Revenue*	Non-current assets	Current assets	Assets total	Investments in intangible assets	Investments in property, plant and equipment
Denmark	1,589	3,522	2,055	5,577	24	251
Other Nordic countries	3,779	4,363	1,919	6,282	17	187
Rest of Western Europe	4,002	6,074	2,316	8,390	51	283
Eastern Europe	1,765	321	586	907	-	17
North America	3,339	5,020	1,369	6,389	87	181
Latin America	1,149	532	648	1,180	1	41
Asia-Pacific	2,408	1,201	1,179	2,380	38	277
Rest of the world	771	63	217	280	-	5
Total	**18,802**	**21,096**	**10,289**	**31,385**	**218**	**1,242**

* For 2006/07 and 2007/08 the revenue from the Flavours division sold in 2007/08 is excluded. The Flavours division was part of the Ingredients segment.

Geographic segments	Countries beside Denmark where Danisco has production or sales units
Other Nordic countries	Finland, Iceland, Norway, Sweden.
Rest of Western Europe	Austria, Belgium, France, Germany, Italy, Netherlands, Portugal, Spain, Switzerland, United Kingdom.
Eastern Europe	Croatia, Czech Republic, Estonia, Latvia, Lithuania, Poland, Romania, Russia, Serbia, Turkey, Ukraine.
North America	Canada, USA.
Latin America	Argentina, Brazil, Chile, Colombia, Guatemala, Mexico, Peru.
Asia-Pacific	Australia, China, Japan, Korea, Malaysia, New Zealand, Singapore, Thailand.
Rest of the world	Egypt, India, South Africa, United Arab Emirates.

3 COST OF SALES

The cost of inventories recognised as an expense in respect of continuing and discontinued operations was DKK 12,181 million (2006/07 DKK 12,152 million) and DKK 163 million (2006/07 DKK 877 million) respectively.
The cost of sales includes DKK 14 million (2006/07 DKK 14 million) in respect of writedowns of inventory to net realisable value. The cost has been reduced by DKK 0 million (2006/07 DKK 1 million) due to reversal of writedowns in previous years. The writedowns were reversed due to increased sales prices.

4 EMPLOYEE EXPENSES AND STATISTICS

(DKKm)	2007/08	2006/07
Employee expenses		
Wages and salaries	(2,829)	(2,870)
Defined contribution plans	(187)	(190)
Defined benefit plans	(50)	(43)
Social security expenses etc.	(413)	(434)
Share-based payments	42	21
Total	**(3,437)**	**(3,516)**

See note 7 and 31 for information on share-based payments.
See note 40, Transactions with related parties, for information on remuneration of management.

(DKKm)	2007/08	2006/07
Employee expenses for the year included in the costs below		
Cost of sales	(1,445)	(1,392)
Research and development expenses	(429)	(414)
Distribution and sales expenses	(773)	(743)
Administrative expenses	(692)	(667)
Other operating expenses	(25)	(25)
Special items	(20)	(19)
Total continuing operations	**(3,384)**	**(3,260)**
Total discontinued operations	(40)	(243)
Total	**(3,424)**	**(3,503)**
Employee expenses for the year included in the balance sheet		
Projects	(12)	(12)
Other	(1)	(1)
Total	**(13)**	**(13)**
Total employee expenses	**(3,437)**	**(3,516)**
Employee statistics		
Number of employees at 30 April	9,219	10,272
Total average number of employees	9,631	10,423
Average number of employees from discontinued operations	121	711
Female	3,227	3,318
Male	5,992	6,954
Total	**9,219**	**10,272**
Full-time employees	8,936	9,988
Part-time employees	283	284
Total	**9,219**	**10,272**

4 EMPLOYEE EXPENSES AND STATISTICS (CONTINUED)

(DKKm)	2007/08	2006/07
Denmark	2,097	2,210
Other Nordic countries	1,346	1,422
Rest of Western Europe	1,492	1,989
Eastern Europe	655	705
North America	1,296	1,437
Latin America	787	768
Asia-Pacific	1,478	1,679
Rest of the world	68	62
Total	**9,219**	**10,272**

GROUP

5 DEPRECIATION, WRITEDOWNS AND AMORTISATION

(DKKm)	2007/08	2006/07
Depreciation, writedowns and amortisation for the year included in the costs below		
Cost of sales	(824)	(782)
Research and development expenses	(46)	(62)
Distribution and sales expenses	(91)	(106)
Administrative expenses	(75)	(92)
Other operating income and expenses	(11)	(2)
Special items*	(701)	(56)
Total continuing operations	**(1,748)**	**(1,100)**
Total discontinued operations	-	(48)
Total	**(1,748)**	**(1,148)**

*Special items comprise impairment losses on goodwill of DKK 600 million and writedowns on property, plant and equipment of DKK 101 million.

6 FEES FOR AUDITORS ELECTED AT THE ANNUAL GENERAL MEETING

(DKKm)	2007/08	2006/07
Deloitte		
Audit fee	(19)	(19)
Other fees	(20)	(16)

Other fees comprise accounting assistance including assistance in the acquisitions of companies, tax assistance related to local tax returns and tax advisory service, etc.
Some minor companies have been audited by other local auditors than Deloitte.

7 SHARE-BASED PAYMENTS BY FUNCTIONS

(DKKm)	2007/08	2006/07
Cost of sales	(3)	2
Research and development expenses	12	2
Distribution and sales expenses	11	4
Administrative expenses	23	6
Other operating expenses	(1)	7
Total	**42**	**21**

8 SPECIAL ITEMS

(DKKm)	2007/08	2006/07
Writedown of goodwill in the Sugar business	(600)	-
Writedown of property, plant and equipment in the Sugar business	(38)	(56)
Restructuring costs in the Sugar business	(39)	(16)
Reversal of production levies accrued in the Sugar business	-	96
Sale of sugar quotas	355	(36)
Gain on sale of activity in the Ingredients business	9	-
Integration and restructuring costs relating to acquisitions	-	(21)
Writedown of property, plant and equipment in the Ingredients business	(63)	-
Restructuring costs in the Ingredients business	(48)	(146)
Reversal of provision for divested business	7	-
Total	(417)	(179)

9 FINANCIAL INCOME AND EXPENSES

(DKKm)	2007/08	2006/07
Financial income		
Financial income from bank deposits	34	28
Financial income related to other receivables	37	31
Income from other investments and securities	26	43
Exchange gains	464	331
Total	**561**	**433**
Financial expenses		
Financial expenses relating to credit institutions etc.	(412)	(607)
Loss on other investments and securities	(63)	(5)
Exchange losses	(451)	(327)
Total	**(926)**	**(939)**
Net financial income and expenses	**(365)**	**(506)**
Net gain or loss on categories of financial assets and liabilities as defined in IAS 39		
Fair value adjustments	(63)	(4)
Financial assets at fair value in the income statement	**(63)**	**(4)**
Realised gain on financial hedging instruments recycled from equity	90	-
Fair value adjustments on derivative financial instruments	(36)	1
Derivative financial instruments	**54**	**1**
Realised gain on sale	26	43
Available-for-sale financial assets	**26**	**43**
Net interest income and expenses	11	15
Loans and receivables	**11**	**15**
Net interest income and expenses	(446)	(543)
Net fee income and expenses	(1)	(1)
Financial liabilities measured at amortised cost	**(447)**	**(544)**

10 INCOME TAX EXPENSE

(DKKm)	2007/08	2006/07
Current tax on profit for the year	(873)	(371)
Change in deferred tax	(36)	(6)
Other taxes, exchange adjustments etc.	-	(11)
Adjustment of tax for previous years	(31)	(80)
Total	**(940)**	**(468)**
Attributable to continuing operations	(598)	(409)
Attributable to discontinued operations*	(342)	(59)
Total	**(940)**	**(468)**
Reconciliation of tax rate (%)		
Danish corporation tax rate	25	28
Effect of difference between tax rate for subsidiaries outside Denmark and Danish tax rate	4	(1)
Non-taxable income and non-deductible expenses	(1)	-
Effect of change in tax rate	(3)	-
Effect of new tax law, limitation of financial cost deduction	4	-
Utilisation of non-capitalised tax losses	(1)	-
Other, including adjustment to previous years	2	3
Effective tax rate**	**30**	**30**

* Tax related to discontinued operations of DKK 342 million is split into tax on operations of DKK 13 million (2006/07 DKK 59 million), related to two months' operations until the Flavours division was sold, and DKK 329 million on gain from the disposal of discontinued operations. Operating profit before special items from discontinued operations is DKK 40 million resulting in an effective tax rate of 33% and the gain from the disposal of discontinued operations is DKK 830 million resulting in an effective tax rate of 40%

** The effect of the writedown on the Sugar division adds an additional 14 percentage points to the effective tax rate. Due to the comparability with previous years this effect has been excluded from the above reconciliation of tax rate.

11 EARNINGS PER SHARE

(DKKm)	2007/08	2006/07
Profit for the year attributable to equity holders of the parent	1,251	1,058
Profit for the year from discontinued operations	(528)	(139)
Profit for the year from continuing operations attributable to equity holders of the parent	**723**	**919**
Special items after tax	470	140
Profit for the year from continuing operations attributable to equity holders of the parent, special items added	**1,193**	**1,059**
Average number of shares	48,938,258	48,927,114
Average number of treasury shares	(907,785)	(199,164)
Average number of shares excluding treasury shares	**48,030,473**	**48,727,950**
Average dilution effect of warrants and share options	106,197	282,091
Average number of shares, diluted	**48,136,670**	**49,010,041**
Basic earnings per share from continuing operations, DKK	15.04	18.85
Basic earnings per share from discontinued operations, DKK	10.99	2.86
Basic earnings per share, DKK	**26.03**	**21.71**
Diluted earnings per share from continuing operations, DKK	15.01	18.74
Diluted earnings per share from discontinued operations, DKK	10.96	2.84
Diluted earnings per share, DKK	**25.97**	**21.58**
Diluted earnings per share from continuing operations and before special items, DKK	**24.78**	**21.59**

Notes to the balance sheet

12 INTANGIBLE ASSETS

(DKKm)	Goodwill	Software	Patents, rights and licenses	Intangible assets under construction	Other	Total
Cost at 1 May 2007	10,399	497	825	107	468	12,296
Exchange rate adjustment of opening value	(427)	(6)	(37)	(11)	(35)	(516)
Additions due to acquisition of enterprises and activities	24	-	-	-	-	24
Adjustments due to prior year acquisitions of enterprises and activities	10	-	-	-	-	10
Writedown of goodwill	(600)	-	-	-	-	(600)
Additions	-	26	101	27	222	376
Additions internally developed	-	-	-	23	-	23
Disposal due to divestments of enterprises and activities	(1,296)	(29)	(28)	-	(27)	(1,380)
Disposals	-	(11)	(46)	-	(44)	(101)
Transferred to (from) other items	-	102	7	(102)	(7)	-
Cost at 30 April 2008	**8,110**	**579**	**822**	**44**	**577**	**10,132**
Amortisation at 1 May 2007	-	(334)	(250)	-	(100)	(684)
Exchange rate adjustment of opening value	-	2	12	-	8	22
Disposal due to divestments of enterprises and activities	-	19	11	-	17	47
Amortisation of disposals during the year	-	7	-	-	3	10
Amortisation for the year	-	(77)	(38)	-	(35)	(150)
Transferred to (from) other items	-	-	(5)	-	5	-
Amortisation at 30 April 2008	-	**(383)**	**(270)**	-	**(102)**	**(755)**
Carrying amount at 30 April 2008	**8,110**	**196**	**552**	**44**	**475**	**9,377**

(DKKm)	Goodwill	Software	Patents, rights and licenses	Intangible assets under construction	Other	Total
Cost at 1 May 2006	10,689	460	862	39	449	12,499
Exchange rate adjustment of opening value	(320)	(6)	(27)	(1)	(27)	(381)
Additions due to acquisition of enterprises and activities	30	-	-	-	-	30
Additions	-	15	27	100	47	189
Disposals	-	(4)	(37)	-	(1)	(42)
Transferred to (from) other items	-	32	-	(31)	-	1
Cost at 30 April 2007	**10,399**	**497**	**825**	**107**	**468**	**12,296**
Amortisation at 1 May 2006	-	(257)	(197)	-	(80)	(534)
Exchange rate adjustment of opening value	-	3	8	-	5	16
Amortisation of disposals during the year	-	1	(17)	-	2	(14)
Amortisation for the year	-	(81)	(44)	-	(27)	(152)
Amortisation at 30 April 2007	-	**(334)**	**(250)**	-	**(100)**	**(684)**
Carrying amount at 30 April 2007	**10,399**	**163**	**575**	**107**	**368**	**11,612**

Other intangible assets mainly include the value of customer contracts and enzyme technology. Patents, rights and licenses include trademark rights. Enzyme technology and trademark rights are deemed to have indefinite useful lives and are measured at cost less impairment loss. If possible, these assets are tested annually for impairment based on the management's best estimate of value in use. These assets are also included in the annual impairment test together with goodwill. The carrying amount of intangible assets with indefinite useful lives is DKK 228 million (2006/07 DKK 238 million).

12 INTANGIBLE ASSETS (CONTINUED)

2007/08

Goodwill is allocated to the Group's two cash generating units, Ingredients and Sugar.

In accordance with IAS 36, impairment tests for goodwill are made to estimate the recoverable amount of the asset. The recoverable amount is the higher of the value in use (discounted estimated cash flows) and the estimated market value less sales costs. Impairment tests are conducted if there is an indication of impairment, however, at least once a year in connection with the Board of Directors' and the Executive Board's strategy review. This is to ensure that the booked invested capital does not exceed the recoverable amount.

As a result of the impairment tests there is no basis for writing down goodwill in Ingredients.

As for Sugar, for which Danisco has announced its preparations for a change of ownership, goodwill has been written down by DKK 600 million and is hereafter measured at DKK 742 million. The invested capital in Sugar totalled DKK 6.9 billion at the end of the financial year.

Ingredients

For Ingredients, future cash flows are based on the budget for 2008/09, strategy plans for 2009/10 and 2010/11 and projections for the following two years. Important parameters are sales, EBIT, working capital, fixed assets and growth assumptions. Budget and strategy plans build on specific commercial assessments of the business areas while projections for 2011/12 and 2012/13 build on general parameters.

The IFRS imposes restrictions on the most important parameters for the projections for 2011/12 and 2012/13. For the purpose of impairment we have therefore set sales growth to 4-5% and a corresponding rate for EBIT growth. Working capital is assumed to be 30% of sales and maintenance of fixed assets is set to 15% of sales growth. According to IFRS, the terminal value for the period after 2012/13 must be set to the overall market growth rate for the product area irrespective of the individual company. We have set industry growth to 3-5%. The discount rate is set to a WACC of 7.5%, and the tax rate is assumed to be 27%.

Sugar

In the case of Sugar, future cash flows are based on the budget for 2008/09 and strategy plans for 2009/10 and the following two years. Important parameters are sales, EBIT, working capital, fixed assets and growth assumptions. Budget and strategy plans build on specific commercial assessments of the business areas.

From 2010/11 to 2011/12, sales growth and EBIT growth are estimated to be neutral. Working capital is assumed to be about 30% of sales. The terminal value for the period after 2011/12 is estimated on the assumption of neutral sales and EBIT growth. The discount rate is set to a WACC of 7.5%, and the tax rate is assumed to be 26%.

The estimated discounted values do not indicate a need for a writedown of the invested capital in Sugar.

Since no final decision has yet been taken as to the separation of Sugar by way of a spin-off or sale, the indicative bids from potential buyers have also been taken into account in the review of impairment as of 30 April 2008, including the assessment of the parameters used. The bids made so far suggest that potential buyers see an uncertainty of future cash flows. In view of this, it is assessed that an impairment charge of DKK 600 million is required.

2006/07

Goodwill is allocated to the Group's two cash generating units, Ingredients and Sugar. Impairment tests are conducted annually in connection with the Board of Directors' and the Executive Board's strategic review.

As a result of the impairment tests there is no basis for writing down goodwill. In the impairment test, the discounted values of future cash flows are for each unit compared against the carrying amounts.

Future cash flows are based on the budget for 2007/08, strategy plans for 2008/09 and 2009/10 and projections for the subsequent seven years. Important parameters are sales, EBIT, working capital, tangible assets and growth assumptions after the indicated 10-year period. Budget and strategy plans build on specific commercial assessments of the business areas while projections that go beyond 2009/10 are built on general parameters.

For Ingredients, the most important parameters in the projection for the period 2010/11 to 2016/17 are sales growth of 4-6% (average 5.3%) and corresponding EBIT growth. Working capital is assumed to be 30-40% (average 31%) of sales and maintenance of tangible assets is 15% of sales growth. The terminal value for the period after 2016/17 is set with the assumption of 2-4% growth (average 3.3%). The rate of discount is set to a WACC of 7.5% and the tax rate payable is assumed to be 27%.

For Sugar the most important parameters have been determined on the basis of the EU sugar regime. The projection for the period 2010/11 to 2016/17 assumes stable but lower sales than today. Strengthening of the EBIT margin compared to 2006/07 and abolishment of the extraordinary restructuring levy assume EBIT after 2009/10 to be stable and at the same level as in 2006/07. Working capital is assumed to be at a much lower level and funds tied up in tangible assets are declining throughout the period. The terminal value for the period after 2016/17 is set with the assumption of 0% growth. The rate of discount is set to a WACC of 6.5% and the tax rate payable is assumed to be 27%.

13 PROPERTY, PLANT AND EQUIPMENT

(DKKm)	Land and buildings	Plant and machinery	Fixtures, fittings, tools and equipment	Prepayments and assets under construction	Total
Cost at 1 May 2007	5,282	10,945	1,161	604	17,992
Exchange rate adjustment of opening value	(116)	(253)	(28)	(18)	(415)
Additions due to acquisition of enterprises and activities	-	1	-	-	1
Additions	35	115	32	947	1,129
Disposal due to sale of enterprises and activities	(315)	(394)	(75)	(23)	(807)
Disposals	(90)	(316)	(116)	(2)	(524)
Transferred to (from) other items	173	503	111	(787)	-
Cost at 30 April 2008	**4,969**	**10,601**	**1,085**	**721**	**17,376**
Depreciation and writedowns at 1 May 2007	(2,296)	(6,201)	(802)	-	(9,299)
Exchange rate adjustment of opening value	39	159	16	-	214
Disposal due to sale of enterprises and activities	98	216	53	-	367
Depreciation of disposals during the year	46	236	106	-	388
Depreciation for the year	(192)	(626)	(105)	-	(923)
Writedowns for the year	(38)	(63)	-	-	(101)
Transferred (to) from other items	(25)	39	(14)	-	-
Depreciation and writedowns at 30 April 2008	**(2,368)**	**(6,240)**	**(746)**	**-**	**(9,354)**
Carrying amount at 30 April 2008	**2,601**	**4,361**	**339**	**721**	**8,022**
Carrying amount of leased assets	61	-	22	-	83

Due to the ongoing restructuring of the European sugar market surplus production facilities have been written off by the Sugar business DKK 38 million.The writedown of DKK 63 million in Ingredients is based on historical performance and expectations for the future market for Xanthan, where high energy prices and strong competition have affected the business.The discount rate is set at a WACC of 8 %.Writedowns of fixed assets are recognised in special items. See note 8, Special items.

(DKKm)	Land and buildings	Plant and machinery	Fixtures, fittings, tools and equipment	Prepayments and assets under construction	Total
Cost at 1 May 2006	5,149	11,306	1,166	565	18,186
Exchange rate adjustment of opening value	(81)	(137)	(19)	(21)	(258)
Additions due to acquisition of enterprises and activities	12	12	1	-	25
Additions	61	148	41	968	1,218
Disposals	(61)	(1,004)	(99)	(14)	(1,178)
Transferred to (from) other items	202	620	71	(894)	(1)
Cost at 30 April 2007	**5,282**	**10,945**	**1,161**	**604**	**17,992**
Depreciation and writedowns at 1 May 2006	(2,159)	(6,578)	(766)	-	(9,503)
Exchange rate adjustment of opening value	19	84	9	-	112
Depreciation of disposals during the year	25	979	84	-	1,088
Depreciation for the year	(189)	(639)	(112)	-	(940)
Writedowns for the year	(11)	(45)	-	-	(56)
Transferred (to) from other items	19	(2)	(17)	-	-
Depreciation and writedowns at 30 April 2007	**(2,296)**	**(6,201)**	**(802)**	**-**	**(9,299)**
Carrying amount at 30 April 2007	**2,986**	**4,744**	**359**	**604**	**8,693**
Carrying amount of leased assets	70	-	26	-	96

13 PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

(DKKm)	2007/08	2006/07
Information on non-current assets		
Financial liabilities with pledges in property, plant and equipment	173	192
Carrying amount of pledged assets	430	490
Contractual obligations to acquire property, plant and equipment	57	67

GROUP

14 FINANCIAL ASSETS

(DKKm)	Investments in associates	Other investments and securities
Cost at 1 May 2007	12	136
Exchange rate adjustment of opening value	-	(3)
Additions	-	13
Disposal due to sale of activities	-	(2)
Disposals	-	(7)
Cost at 30 April 2008	**12**	**137**
Value adjustments at 1 May 2007	-	(9)
Exchange rate adjustment of opening value	-	(2)
Share of profit for the year	(1)	-
Disposal due to sale of activities	-	1
Disposals	-	(19)
Fair value adjustments	-	(63)
Value adjustments at 30 April 2008	**(1)**	**(92)**
Carrying amount at 30 April 2008	**11**	**45**

(DKKm)	Investments in associates	Other investments and securities
Cost at 1 May 2006	12	173
Exchange rate adjustment of opening value	-	(4)
Additions	-	14
Disposals	-	(47)
Cost at 30 April 2007	**12**	**136**
Value adjustments at 1 May 2006	-	(11)
Exchange rate adjustment of opening value	-	(1)
Share of profit for the year	5	-
Disposals	(1)	-
Fair value adjustments	(4)	3
Value adjustments at 30 April 2007	**-**	**(9)**
Carrying amount at 30 April 2007	**12**	**127**

14 FINANCIAL ASSETS (CONTINUED)

Investments in joint ventures and associates

2007/08

(DKKm)	Ownership in %	Revenue	Profit for the year	Assets	Liabilities	Danisco's share of equity	Danisco's share of profit for the year
Ingredients							
Danisco Organo Food Tech Co. Ltd., Japan	49	129	-	46	41	2	-
Sugar							
SBU Sockernäringens BetodlingsUtveckling AB, Sweden	50	7	-	4	4	-	-
Voimavasu OY, Finland	50	143	-	142	123	9	(1)
Total						11	(1)
Goodwill at 30 April 2008						-	-
Total						11	(1)

Events after the balance sheet date
Danisco A/S and DuPont have on 14 May 2008 entered an agreement to form DuPont Danisco Cellulosic Ethanol LLC, a 50/50 global joint venture to develop and commercialise the leading, low-cost technology solution for the production of cellulosic ethanol - a next generation biofuel produced from non-food sources – to address a USD 75 billion global market opportunity.
The partners plan an initial three-year investment of USD 140 million, which will initially target corn stover and sugar cane bagasse. Future targets include multiple ligno-cellulosic raw materials including wheat straw, a variety of energy crops and other biomass sources.

2006/07

(DKKm)	Ownership in %	Revenue	Profit for the year	Assets	Liabilities	Danisco's share of equity	Danisco's share of profit for the year
Ingredients							
Danisco Organo Food Tech Co. Ltd., Japan	49	115	-	47	42	2	-
Sugar							
SBU Sockernäringens BetodlingsUtveckling AB, Sweden	50	7	-	4	4	-	-
Voimavasu OY, Finland	50	156	10	150	130	10	5
Total						12	5
Goodwill at 30 April 2007						-	-
Total						12	5

15 PENSION ASSETS AND PENSION LIABILITIES

Companies in the Group have various retirement and termination plans. For defined contribution plans fixed contributions are paid to independent pension funds and Danisco has no legal or constructive obligation to pay further contributions. For defined benefit plans Danisco has an obligation to provide the agreed benefits to current and former employees. The obligation covers various salary pension plans and to an immaterial extent medical plans.

(DKKm)	2007/08	2006/07
Defined contribution plans		
Costs for current financial year	(187)	(190)
Total	**(187)**	**(190)**
Defined benefit plans		
Defined benefit obligations at 1 May	1,573	1,575
Fair value of plan assets at 1 May	1,266	1,248
Net obligations at 1 May	**307**	**327**
Defined benefit obligations at 1 May	1,573	1,575
Exchange adjustment of opening value etc.	(26)	-
Disposal due to divestments of activities	(510)	-
Interest expenses	48	72
Current service costs	45	46
Member contributions	3	4
Benefit payments	(68)	(80)
Curtailments/amendments	-	(1)
	1,065	**1,616**
Actuarial gains and losses	(61)	(43)
Defined benefit obligations at 30 April	**1,004**	**1,573**
Fair value of plan assets at 1 May	1,266	1,248
Exchange adjustment of opening value etc.	(13)	(2)
Disposal due to divestments of activities	(440)	-
Expected return on plan assets	43	74
Contributions	50	33
Member contributions	3	4
Benefit payments	(68)	(80)
	841	**1,277**
Actuarial gains and losses	(72)	(11)
Fair value of plan assets at 30 April	**769**	**1,266**
Net obligations at 30 April before adjustments	**235**	**307**
Effect of asset ceiling (IAS 19 § 58)	9	-
Net obligations at 30 April	**244**	**307**
Net obligations are recognised in the balance sheet as follows		
Pension assets	126	135
Pension liabilities	370	442
Total	**244**	**307**

15 PENSION ASSETS AND PENSION LIABILITIES (CONTINUED)

(DKKm)	2007/08	2006/07
Recognition of costs		
Interest expenses	(48)	(72)
Current service costs	(45)	(46)
Expected return on plan assets	43	74
Curtailments/amendments	-	1
Recognised in the income statement	**(50)**	**(43)**
Actuarial gains and losses recognised directly in equity	(11)	32
Effect of asset ceiling (IAS 19 §58) recognised directly in equity	(9)	-
Total	**(70)**	**(11)**
Attributable to continuing operations	(70)	(20)
Attributable to discontinued operations	-	9
Major categories of plan assets (%)		
Equities	32	33
Bonds and other securities	33	31
Real estate	1	1
Other	34	35
Total	**100**	**100**
Location of the defined benefit plans (%)		
Sweden	24	15
Belgium	20	16
Netherlands	18	12
Finland	14	9
United States	14	8
United Kingdom	4	34
Other	6	6
Total	**100**	**100**
Actuarial assumptions (%)		
Discount rate	4.00 - 6.00	4.00 - 6.00
Expected return on plan assets	3.25 - 8.00	3.50 - 8.00
Salary increase	2.00 - 5.00	3.00 - 5.00
Inflation	1.75 - 3.00	1.50 - 3.00
Status of defined benefit obligations		
Unfunded plans	254	266
Wholly or partly funded plans	750	1,307
Defined benefit obligations at 30 April	**1,004**	**1,573**
Contributions expected to be paid in the next financial year	**30**	**50**

(DKKm)	2007/08	2006/07	2005/06	2004/05
Defined benefit obligations at 30 April	1,004	1,573	1,575	1,465
Fair value of plan assets at 30 April	769	1,266	1,248	1,100
Effect of asset ceiling (IAS 19 §58)	9	-	-	-
Net obligations at 30 April	**244**	**307**	**327**	**365**
Actuarial gains and losses on defined benefit obligations	61	43	(79)	(2)
Actuarial gains and losses on plan assets	(72)	(11)	121	(1)
Actuarial gains and losses recognised directly in equity	**(11)**	**32**	**42**	**(3)**
Cumulative actuarial gains and losses as per 30 April	**60**	**71**	**39**	**(3)**

16 DEFERRED TAX

(DKKm)	2007/08	2006/07
Deferred tax at 1 May	1,103	1,036
Adjustment to deferred tax at 1 May	(24)	51
Tax concerning acquired/divested enterprises and other adjustments	(5)	-
Change in deferred tax recognised in the income statement	36	6
Change in deferred tax recognised in equity	(6)	10
Deferred tax at 30 April	**1,104**	**1,103**
Deferred tax recognised in the balance sheet		
Deferred tax (assets)	158	199
Deferred tax (liabilities)	1,262	1,302
Total	**1,104**	**1,103**

GROUP

Deferred tax (assets)/liabilities arise from the following

(DKKm)	Deferred tax at 1 May 2007	Charged to income	Charged to equity	Acquisitions/ disposals	Exchange rate adjustments	Change in tax rates	Deferred tax 30 April 2008
Intangible assets	468	37	-	(22)	(22)	(31)	430
Property, plant and equipment	670	(57)	-	(22)	(9)	(38)	544
Financial assets	42	(26)	-	-	3	-	19
Current assets	4	(23)	-	2	-	5	(12)
Short-tem debt	(60)	(43)	-	3	2	(3)	(101)
Net pension liabilities	(14)	28	(6)	-	-	-	8
Other long-term debt	119	82	-	16	12	4	233
Tax losses carried forward	(118)	68	-	20	9	9	(12)
Special tax losses and credits	(15)	6	-	-	-	-	(9)
Non-capitalised tax assets regarding balance sheet items	7	-	-	(2)	(1)	-	4
Total	**1,103**	**72**	**(6)**	**(5)**	**(6)**	**(54)**	**1,104**

(DKKm)	Deferred tax at 1 May 2006	Charged to income	Charged to equity	Acquisitions/ disposals	Exchange rate adjustments	Change in tax rates	Deferred tax 30 April 2007
Intangible assets	474	10	-	-	(15)	(1)	468
Property, plant and equipment	659	11	-	(2)	2	-	670
Financial assets	5	35	-	-	2	-	42
Current assets	23	(19)	-	-	-	-	4
Short-tem debt	(60)	(4)	-	-	3	1	(60)
Net pension liabilities	(24)	-	10	-	-	-	(14)
Other long-term debt	174	(47)	-	-	(8)	-	119
Tax losses carried forward	(205)	74	-	-	11	2	(118)
Special tax losses and credits	(13)	(2)	-	-	-	-	(15)
Non-capitalised tax assets regarding balance sheet items	3	2	-	2	-	-	7
Total	**1,036**	**60**	**10**	**-**	**(5)**	**2**	**1,103**

16 DEFERRED TAX (CONTINUED)

(DKKm)	2007/08	2006/07
Deferred tax assets not recognised in the balance sheet		
Tax losses carried forward	160	119

The tax base of tax losses allowed for carry forward has not been recognised, as it is not deemed likely that the deferred tax assets will be utilised within the foreseeable future.

(DKKm)	2007/08	2006/07
Deferred tax liabilities not recognised in the balance sheet		
Temporary differences concerning investments in subsidiaries and associates	258	138

Deferred tax liabilities in respect of the above are not recognised as Danisco is able to control whether the liability will be realised, and it is deemed likely that the liability will not be realised within the foreseeable future.

17 OTHER RECEIVABLES

(DKKm)	2007/08	2006/07
Non-current		
Receivables from sale of sugar quotas	355	236
Other	64	82
Total	**419**	**318**
Current		
Receivables from sale of sugar quotas	253	198
Sugar restitutions	89	31
VAT	21	20
Derivative financial instruments	112	256
Other	278	373
Total	**753**	**878**

18 INVENTORIES

(DKKm)	2007/08	2006/07
Inventories recognised at net realisable value	253	321
Inventories pledged as security for debt	-	5

19 TRADE RECEIVABLES

(DKKm)	2007/08	2006/07
Ageing of not impaired trade receivables		
Not due yet	2,631	2,806
1-30 days	253	362
31- 60 days	55	63
61- 90 days	17	21
91+ days	44	33
Total	**3,000**	**3,285**

19 TRADE RECEIVABLES (CONTINUED)

(DKKm)	2007/08	2006/07
Ageing of impaired trade receivables		
Not due yet	5	43
1-30 days	9	5
31- 60 days	10	3
61- 90 days	-	2
91+ days	104	121
Total	**128**	**174**
Movement in the allowance for doubtful debts		
Allowance for doubtful debts 1 May	(162)	(51)
Impairment losses for the year	(14)	(130)
Amounts written off as uncollectible	5	19
Impairment losses reversed	61	-
Allowance for doubtful debts at 30 April	**(110)**	**(162)**

Danisco does not hold any collateral as security for trade receivables.

20 MATURITY ANALYSIS OF FINANCIAL LIABILITIES

(DKKm)	2007/08	2006/07
Ageing of contractual maturities		
Within 1 year	6,214	7,663
Between 1 and 5 years	4,892	1,275
Over 5 years	68	5,004
Total	**11,174**	**13,942**

21 FINANCE LEASE OBLIGATIONS

All lease obligations are usually subject to a fixed repayment scheme and none of the agreements contain provisions on conditional leasing services apart from provisions on indexation based on public indexes.

	2007/08		2006/07	
(DKKm)	Minimum lease payments	Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments
Maturity of finance lease obligations				
Within 1 year	6	4	6	4
Between 1 and 5 years	20	14	22	16
Over 5 years	22	19	25	21
Total	**48**	**37**	**53**	**41**
Finance charge for future expenditure	11		12	
Total	**37**		**41**	

The fair value of fixed-rate lease obligations, calculated at the present value of future repayments and interest payments by applying the present market interest rate as the discount rate, does not differ significantly from the calculated present value of the minimum leasing services.
The leases cover buildings and a water treatment plant.

22 OTHER PROVISIONS

(DKKm)	Acquisitions	Restructuring	Other	2007/08 Total	2006/07 Total
Other provisions at 1 May	24	295	115	434	502
Exchange adjustment of opening value etc.	(1)	(2)	1	(2)	(4)
Provisions for the year	-	18	104	122	157
Provisions reversed	(8)	(33)	(6)	(47)	(24)
Provisions utilised during the year	(3)	(129)	(24)	(156)	(197)
Other provisions at 30 April	**12**	**149**	**190**	**351**	**434**
Analysed by					
Non-current liabilities				134	314
Current liabilities				217	120
Total				351	434

Provisions for restructuring reflect costs related to closure of sugar factories and restructuring within the Ingredients segment. Other provisions primarily include environmental costs, obligations to management and employees and pending litigations.

23 CHANGES IN EQUITY

(DKKm)	Share capital	Hedging reserve	Translation reserve	Retained earnings	Total	Minority interests	Total equity
Equity at 1 May 2007	979	255	(1,140)	12,550	12,644	305	12,949
Total recognised income and expense for the year	-	(107)	(681)	1,251	463	48	511
Dividends paid	-	-	-	(361)	(361)	(61)	(422)
Capital increase	-	-	-	6	6	-	6
Sale of activity	-	-	-	-	-	(9)	(9)
Equity-settled share-based payments	-	-	-	19	19	-	19
Acquisition of treasury shares	-	-	-	(542)	(542)	-	(542)
Sale of treasury shares	-	-	-	30	30	-	30
Total change in equity	-	**(107)**	**(681)**	**403**	**(385)**	**(22)**	**(407)**
Equity at 30 April 2008	**979**	**148**	**(1,821)**	**12,953**	**12,259**	**283**	**12,542**

(DKKm)	Share capital	Hedging reserve	Translation reserve	Retained earnings	Total	Minority interests	Total equity
Equity at 1 May 2006	978	352	(724)	11,802	12,408	318	12,726
Total recognised income and expense for the year	-	(97)	(416)	1,100	587	19	606
Dividends paid	-	-	-	(328)	(328)	(32)	(360)
Capital increase	1	-	-	-	1	-	1
Equity-settled share-based payments	-	-	-	12	12	-	12
Acquisition of treasury shares	-	-	-	(123)	(123)	-	(123)
Sale of treasury shares				87	87	-	87
Total change in equity	**1**	**(97)**	**(416)**	**748**	**236**	**(13)**	**223**
Equity at 30 April 2007	**979**	**255**	**(1,140)**	**12,550**	**12,644**	**305**	**12,949**

24 SHARE CAPITAL AND TREASURY SHARES

Share capital	Number	Nominal value (DKK '000)
Share capital at 1 May 2007	48,928,495	978,570
Shares issued (warrant programme)	13,000	260
Share capital at 30 April 2008	**48,941,495**	**978,830**

	Number	Nominal value (DKK '000)
Share capital at 1 May 2006	48,924,445	978,489
Shares issued (warrant programme)	4,050	81
Share capital at 30 April 2007	**48,928,495**	**978,570**

As at 30 April 2008, the Board of Directors is authorised to increase the share capital or issue convertible bonds for an amount corresponding to a potential increase of the share capital of DKK 250 million. If the subscription price in connection with an increase of the share capital corresponds to the market price or if the convertible loans are issued at a subscription price and conversion price which in the aggregate at least correspond to the market price of the shares at the time of the Board of Director's decision, the Board of Directors may decide that subscription is made without pre-emptive right for existing shareholders. The authorisation is effective until 28 August 2008.

For information on developments in share capital see Shareholder information.

Treasury shares	Number	Nominal value (DKK '000)	% of share capital
Holding at 1 May 2007	165,146	3,303	0.34
Purchase	1,348,200	26,964	2.75
Redemption of share options	(73,569)	(1,471)	(0.15)
Holding at 30 April 2008	**1,439,777**	**28,796**	**2.94**

	Number	Nominal value (DKK '000)	% of share capital
Holding at 1 May 2006	103,200	2,064	0.21
Purchase	248,000	4,960	0.51
Redemption of share options	(186,054)	(3,721)	(0.38)
Holding at 30 April 2007	**165,146**	**3,303**	**0.34**

The market value of treasury shares at 30 April 2008 was DKK 460 million (2006/07 DKK 73 million). The purchase amount of treasury shares this year was DKK 542 million (2006/07 DKK 123 million).

At the Annual General Meeting the Board of Directors will propose cancellation of 1,248,200 treasury shares. The remaining 191,577 treasury shares are held to hedge Danisco's share option programme.

25 CORPORATION TAX

(DKKm)	2007/08	2006/07
Corporation tax payable at 1 May	(20)	123
Adjustment to corporation tax at 1 May	61	40
Tax concerning acquired/divested enterprises and other adjustments	18	-
Tax on changes in equity	(37)	(18)
Current tax on profit for the year	873	371
Tax paid during the year	(603)	(536)
Corporation tax payable at 30 April	**292**	**(20)**
Corporation tax payable is recognised in the balance sheet as follows		
Corporation tax (assets)	54	290
Corporation tax (liabilities)	346	270
Total	**292**	**(20)**

26 OTHER PAYABLES

(DKKm)	2007/08	2006/07
Non-current		
Share-based payments	-	15
Other items	54	67
Total	**54**	**82**
Current		
Production and restructuring levies	469	422
Wages, salaries, holiday pay, etc.	544	544
Share-based payments	13	85
VAT and other taxes	114	120
Other items	581	717
Total	**1,721**	**1,888**

Notes to the cash flow statement

27 ACQUISITIONS AND DIVESTMENTS OF ENTERPRISES AND ACTIVITIES

2007/08

Businesses acquired	**Principal activity**	**Date of acquisition**	**Proportion of shares acquired**	**Holding of votes acquired**
Innovation Ingredients (Pty.) Ltd.	Production and sale	17 August 2007	100%	100%
Distribution activity, Finland	Distribution	30 April 2008		

(DKKm)	Carrying amount	Fair value adjustments	Opening balance at fair value
Fixed assets	1	-	1
Inventories	1	-	1
Trade debtors	3	-	3
Other debtors	2	-	2
Trade creditors	(2)	-	(2)
Other creditors	(2)	-	(2)
Net assets	**3**	**-**	**3**
Goodwill on acquisitions of enterprises and activities			24
Adjustment of cash and cash equivalents			-
Cash purchase amount			**27**
Financial liabilities			-
Total cost of acquisition			**27**

Components of the cash purchase amount	
Cash	27
Directly attributable acquisition costs	-
Cash purchase amount	**27**

2007/08
Acquisitions of enterprises and activities
Danisco A/S made minor acquisitions of enterprises and activities in South Africa (Innovation Ingredients (Pty.) Ltd.) and Finland (distribution activity) in 2007/08. In January 2008, Danisco announced plans to acquire ABF Ingredients' UK-based emulsifier business, Abitec, with 55 employees and revenue of around DKK 200 million. Danisco is still awaiting approval from the relevant competition authorities and the acquisition is therefore not included in the annual report.

Innovation Ingredients (Pty.) Ltd. is included in Danisco's results as of the acquisition date and contributes DKK 12 million to Danisco's revenue and 1 million to EBIT. The distribution activities in Finland are recognised in the balance sheet as of 30 April 2008 with no impact on operations in 2007/08. Due to lack of information, it is not practically possible to determine the impact on these acquisitions had they been acquired at 1 May 2007.

The assessment of the fair value of acquired assets and liabilities has not resulted in adjustments of the accounting value while adjustments may accur in 2008/09. Acquisition costs include legal and audit fees and other directly attributable expenses.

Other adjustments of acquisitions
In 2007/08, the purchase price of Danisco (Zhangjiagang) Textural Ingredients Co., Ltd. (acquired in 2006/07) was raised by DKK 12 million while the purchase price of Danisco Sweeteners (Anyang) Co., Ltd. (acquired in 2005/06) was reduced by DKK 2 million. The adjustments have been made in consequence of the emergence of additional information.

Divestments
In May 2007, Danisco signed an agreement to divest Flavours to Swiss-based Firmenich International SA and at the same time entered into a strategic partnership with Firmenich. For further details, see note 32, Discontinued operations.
On 31 March 2008, Danisco sold its spray drying activity in Danisco New Zealand Ltd., and has recognised an income of DKK 9 million under special items.

2006/07
Acqusitions of enterprises and activities
Danisco acquired 100% of the shares in Danisco (Zhangjiagang) Textural Ingredients Co., Ltd on 23 August 2006. Since the acquisition date the effect on Danisco's revenue and EBIT is DKK 42 million and DKK -1 million, respectively. Fair value adjustments are made on a preliminary basis and adjustments may occur during the next financial year due to scarcity of information. Costs directly attributable to the acquisition include legal and audit fees and other directly attributable expenses.

Divestments of enterprises and activities
In 2006/07, Danisco did not divest any enterprises and activities.

28 ADJUSTMENTS TO THE CASH FLOW STATEMENT

(DKKm)	2007/08	2006/07
Profit/loss on disposal of non-current assets	(52)	(5)
Other provisions	(87)	(57)
Share-based payments recognised in the income statement	(42)	(21)
Share-based payments non-cash	67	96
Special items non-cash	(447)	(171)
Receivables from sale of sugar quotas	(355)	16
Other non-cash adjustments recognised in the income statement	(95)	(3)
Total	**(1,011)**	**(145)**

29 CHANGE IN WORKING CAPITAL

(DKKm)	2007/08	2006/07
Change in inventories	(666)	77
Change in receivables	123	130
Change in payables	91	65
Total	**(452)**	**272**

30 CHANGE IN NET INTEREST-BEARING DEBT

(DKKm)	2007/08	2006/07
Net interest-bearing debt at 1 May	12,222	13,224
Exchange adjustment of opening value etc.	(261)	(244)
Change in cash flow from financial liabilities	(2,533)	(798)
Of which not in interest-bearing debt	(13)	45
Net financial liabilities acquired and divested	152	-
Change in cash and cash equivalents	23	25
Other movements	(45)	(30)
Net interest-bearing debt at 30 April	**9,545**	**12,222**

Supplementary notes

31 SHARE-BASED PAYMENTS

The purpose of Danisco's share-based payment programmes is to motivate and retain employees and management and to encourage common goals for employees, management and shareholders.

Programmes issued before 2006/07 are exercisable through cash settlement and share settlement (cash-settled programmes), whereas programmes issued in 2006/07 and thereafter are exercisable through share settlement only (equity-settled programmes).

Options and warrants entitle employees and management to buy or subscribe for a number of shares of DKK 20 each at a fixed price. The number of shares to be acquired under the programmes total 2.0 million (2006/07 1.6 million) corresponding to 4.2% (2006/07 3.4%) of the share capital less treasury shares.

The table shows number of shares, strike prices and the theoretical market value estimated according to the Black-Scholes model. The model assigns the following assumptions: volatility 18.51% (2006/07 16.45%), dividend DKK 7.50 per share (2006/07 DKK 7.50), interest rate 4.5% (2006/07 4%), actual date of exercise in the middle of the period during which exercise may take place, and that close to 100% of the warrants and options granted are exercised. Volatility has been calculated on the basis of three years' performance of the Danisco stock. The Danisco share price was DKK 320 (2006/07 DKK 443) at the financial year-end.

In the financial year, a total of DKK 42 million was recorded as income (2006/07 DKK 21 million). For cash-settled programmes, DKK 61 million was recorded as income, while for equity-settled programmes DKK 19 million was expensed. For cash-settled programmes, the accrued provision was DKK 13 million (2006/07 DKK 99 million), and the unaccrued provision computed according to the Black-Scholes model was DKK 13 million (2006/07 DKK 106 million). For equity-settled programmes, an accrued amount of DKK 19 million was recognised in the income statement, corresponding to 30% of the total amount expected to be expensed over the vesting period. The average daily closing price of the Danisco stock at the OMX was DKK 389 in 2007/08 (2006/07 DKK 459).

Cash-settled programmes

Warrant programme established in 2002/03

The programme was offered to all employees who had been employed for not less than one year at the time of the programme, with the exception of employees included in Danisco's share option programmes. More than 6,000 employees participated in the programme, and the subscription price was DKK 299, which was fixed as the share price level on the date of Danisco's Annual General Meeting in 2002 with a premium of 2.5% a year until 5 September 2005. The warrants vested on 5 September 2005 for exercise in the period 5 September 2005 to 4 September 2007.

Share option programme established in 2003/04

The exercise price of the programme is DKK 264, which has been fixed as the share price level at the time of announcement of the 2002/03 annual results with a premium of 5%. The options vested on 1 May 2006 for exercise in the period 1 May 2006 to 1 May 2009.

Share option programme established in 2004/05

The exercise price of the programme is DKK 330, which has been fixed as the share price level at the time of announcement of the 2003/04 annual results with a premium of 10%. The options vested on 1 May 2007 for exercise in the period 1 May 2007 to 1 May 2010.

Share option programmes established in 2005/06

The exercise price of the programme is DKK 457, which has been fixed as the share price level at the time of announcement of the 2004/05 annual results with a premium of 10%. The options vested on 1 May 2008 for exercise in the period 1 May 2008 to 1 May 2011.

The new CEO was granted 76,500 options when he took up his position with an exercise price of DKK 440 corresponding to the share price level at the time of the contract in mid-August 2005 with a premium of 10%. The options can be exercised in three tranches of 25,500 each on 1 June 2006, 2007 and 2008 and three years ahead.

Equity-settled programmes

Share option programmes established in 2006/07

The exercise price of the programme is DKK 473, which has been fixed as the share price level at the time of announcement of the 2005/06 annual results with a premium of 10%. The options will vest on 1 May 2009 for exercise in the period 1 May 2009 to 1 May 2012. The fair value of the programme at grant date was DKK 25 million. A share option programme for senior executives in Genencor was established in 2006. The exercise price of the programme is DKK 490 corresponding to the share price at grant date. The options will vest on 1 May 2009 for exercise in the period 1 May 2009 to 1 May 2012. The fair value of the programme at grant date was DKK 16 million.

Share option programmes established in 2007/08

The exercise price of the programme is DKK 483, which has been fixed as the share price level at the time of announcement of the 2006/07 annual results with a premium of 10%. The options will vest on 6 September 2010 for exercise in the period 6 September 2010 to 6 September 2013. The fair value of the programme at grant date was DKK 23 million.

Social taxes

To cover social taxes, which are levied in some countries, a liability of DKK 2 million is recognised (2006/07 DKK 2 million).

31 SHARE-BASED PAYMENTS (CONTINUED)

CASH-SETTLED PROGRAMMES

Number	Executive Board	Managerial staff	Other employees	Total
Granted 2002/03, strike price 299				
Outstanding at 1 May 2007	-	-	96,219	96,219
Forfeited and transferred	-	-	(14,290)	(14,290)
Exercised	-	-	(81,929)	(81,929)
Outstanding at 30 April 2008	-	-	-	-
Accrued liability, DKKm	-	-	-	-
Total liability, DKKm	-	-	-	-
Remaining contractual life, years	-	-	-	-
Granted 2003/04, strike price 264				
Outstanding at 1 May 2007	-	106,800	77,819	184,619
Forfeited and transferred	-	(3,000)	3,000	-
Exercised	-	(16,900)	(65,019)	(81,919)
Outstanding at 30 April 2008	-	**86,900**	**15,800**	**102,700**
Accrued liability, DKKm	-	5	1	6
Total liability, DKKm	-	5	1	6
Remaining contractual life, years	-	1.0	1.0	1.0
Granted 2004/05, strike price 330				
Outstanding at 1 May 2007	48,000	185,500	53,500	287,000
Forfeited and transferred	-	(25,000)	25,000	-
Exercised	-	(15,250)	(6,500)	(21,750)
Outstanding at 30 April 2008	**48,000**	**145,250**	**72,000**	**265,250**
Accrued liability, DKKm	1	3	2	6
Total liability, DKKm	1	3	2	6
Remaining contractual life, years	2.0	2.0	2.0	2.0
Granted 2005/06, strike price 457				
Outstanding at 1 May 2007	80,000	245,500	57,500	383,000
Forfeited and transferred	-	(20,000)	18,500	(1,500)
Outstanding at 30 April 2008	**80,000**	**225,500**	**76,000**	**381,500**
Accrued liability, DKKm	-	1	-	1
Total liability, DKKm	-	1	-	1
Remaining contractual life, years	3.0	3.0	3.0	3.0
Granted 2005/06, strike price 440				
Outstanding at 1 May 2007	76,500	-	-	76,500
Outstanding at 30 April 2008	**76,500**	-	-	**76,500**
Accrued liability, DKKm	-	-	-	-
Total liability, DKKm	-	-	-	-
Remaining contractual life, years	2.1	-	-	2.1

31 SHARE-BASED PAYMENTS (CONTINUED)

EQUITY-SETTLED PROGRAMMES

Number	Executive Board	Managerial staff	Other employees	Total
Granted 2006/07, strike price 473				
Outstanding at 1 May 2007	110,000	264,000	54,500	428,500
Forfeited and transferred	-	(23,000)	21,500	(1,500)
Outstanding at 30 April 2008	**110,000**	**241,000**	**76,000**	**427,000**
Accumulated amount recognised in the income statement, DKKm	4	10	3	17
Total amount to be recognised in the income statement, DKKm	6	14	5	25
Remaining contractual life, years	4.0	4.0	4.0	4.0
Granted 2006/07, strike price 490				
Outstanding at 1 May 2007	-	178,500	13,000	191,500
Forfeited and transferred	-	(21,000)	19,000	(2,000)
Outstanding at 30 April 2008	**-**	**157,500**	**32,000**	**189,500**
Accumulated amount recognised in the income statement, DKKm	-	8	2	10
Total amount to be recognised in the income statement, DKKm	-	13	3	16
Remaining contractual life, years	-	4.0	4.0	4.0
Granted 2007/08, strike price 483	-	-	-	-
Granted	110,000	444,167	-	554,167
Outstanding at 30 April 2008	**110,000**	**444,167**	**-**	**554,167**
Accumulated amount recognised in the income statement, DKKm	1	4	-	5
Total amount to be recognised in the income statement, DKKm	5	18	-	23
Remaining contractual life, years	5.4	5.4	-	5.4

31 SHARE-BASED PAYMENTS (CONTINUED)

Outstanding contracts at 30 April 2008

	Executive Board		Managerial staff		Other employees*		Total	
	Number	Average strike price	Number	Average strike price	Number	Average strike price	Number	Average strike price
Outstanding at 1 May 2007	314,500	439	980,300	422	352,538	355	1,647,338	411
Granted	110,000	483	444,167	483	-	-	554,167	483
Forfeited and transferred	-	-	(92,000)	428	72,710	376	(19,290)	405
Exercised	-	-	(32,150)	295	(153,448)	285	(185,598)	287
Outstanding at 30 April 2008	**424,500**	**450**	**1,300,317**	**446**	**271,800**	**420**	**1,996,617**	**443**
Exercisable at 30 April 2008	99,000		232,150		87,800		418,950	
Average remaining contractual life, years	3.6		3.9		3.0		3.7	

Outstanding contracts at 30 April 2007

	Executive Board		Managerial staff		Other employees*		Total	
	Number	Average strike price	Number	Average strike price	Number	Average strike price	Number	Average strike price
Outstanding at 1 May 2006	490,523	383	785,477	344	161,168	296	1,437,168	352
Granted	110,000	473	460,000	480	-	-	570,000	479
Forfeited and transferred	(194,069)	378	(60,250)	378	248,697	378	(5,622)	378
Exercised	(91,954)	264	(204,927)	264	(57,327)	294	(354,208)	269
Outstanding at 30 April 2007	**314,500**	**439**	**980,300**	**422**	**352,538**	**355**	**1,647,338**	**411**
Exercisable at 30 April 2007	25,500		106,800		174,038		306,338	
Average remaining contractual life, years	4.0		4.0		2.6		3.7	

* Other employees cover non-managerial staff and resigned employees.

2007/08 **Executive Board**	**Out-standing at 1 May 2007**	**Granted**	**Forfeited and trans-ferred**	**Exercised**	**Out-standing contracts at 30 April 2008**	**Average strike price**	**Accrued amount, DKKm**
Tom Knutzen	116,500	40,000	-	-	156,500	459	2
Søren Bjerre-Nielsen	99,000	35,000	-	-	134,000	445	2
Mogens Granborg	99,000	35,000	-	-	134,000	445	2
Total	**314,500**	**110,000**	**-**	**-**	**424,500**	**450**	**6**

2006/07 **Executive Board**	**Out-standing at 1 May 2006**	**Granted**	**Forfeited and trans-ferred**	**Exercised**	**Out-standing contracts at 30 April 2007**	**Average strike price**	**Accrued amount, DKKm**
Tom Knutzen	76,500	40,000	-	-	116,500	451	4
Søren Bjerre-Nielsen	109,977	35,000	-	(45,977)	99,000	432	5
Mogens Granborg	109,977	35,000	-	(45,977)	99,000	432	5
Alf Duch-Pedersen	194,069	-	(194,069)	-	-	-	-
Total	**490,523**	**110,000**	**(194,069)**	**(91,954)**	**314,500**	**439**	**14**

32 DISCONTINUED OPERATIONS

(DKKm)	2007/08	2006/07
Key figures for discontinued operations		
Revenue	292	1,560
Cost of sales	(170)	(931)
Gross profit	122	629
Costs	(82)	(425)
Operating profit before special items	40	204
Special items	-	(6)
Gain on disposal of discontinued operations	830	-
Operating profit	870	198
Net financials	-	-
Profit before tax	870	198
Tax on discontinued operations	(13)	(59)
Tax on gain on disposal of discontinued operations	(329)	-
Profit for the period from discontinued operations	528	139
Cash flow from discontinued operations		
Cash flow from operating activities	(38)	229
Cash flow from investing activities	3,263	(94)
Cash flow from financing activities	18	9
Total	3,243	144

In May 2007 Danisco signed an agreement to sell its Flavours division, a part of the Ingredients segment, to Firmenich International SA. The agreement has been approved by the competition authorities. The agreement with Firmenich comprised the divestment of direct and indirect subsidiaries of Danisco A/S, as well as those buildings, plant, machinery, tools, equipment, patents, trademarks etc. that formed an integral part of the Flavours business. The Flavours business included research and development, production and sales. In addition, Danisco and Firmenich have entered into a strategic partnership, providing Danisco with access to Firmenich's product offerings to the food industry. Flavours' profit for 2006/07 after allocated costs was DKK 112 million. Adjusted for overheads not part of the transaction DKK 92 million, EBIT was DKK 204 million. Discontinued operations for 2007/08 constitute two months, Flavours operations and a realised gain from the disposal of the Flavours division.
See note 11, Earnings per share, for information on earnings per share from discontinued operations.

33 CONTINGENT ASSETS AND CONTINGENT LIABILITIES

(DKKm)	2007/08	2006/07
Guarantees and other financial commitments		
Guarantees and other financial commitments	493	329
Total	493	329
Operating lease and rental liabilities		
Maturity of operating lease and rental liabilities:		
Within 1 year	96	99
Between 1 and 5 years	230	245
Over 5 years	289	151
Total	615	495
Minimum lease payments recognised in the income statement	97	116
Contingent rents	-	2

33 CONTINGENT ASSETS AND CONTINGENT LIABILITIES (CONTINUED)

Operating lease and rental liabilities
Danisco solely has leases which by nature and content do not deviate from ordinary operating business needs. The leases cover buildings, production plants and other equipment.

Legal proceedings pending
Certain claims have been raised against Danisco. In the opinion of management, the outcome of these proceedings will not have any material effect on the financial position of Danisco.

34 GOVERNMENT GRANTS

During the financial year Danisco received government grants for research and development of DKK 6 million (2006/07 DKK 9 million), DKK 26 million (2006/07 DKK 0 million) for investments and DKK 25 million (2006/07 DKK 26 million) for other purposes. Further, Danisco was granted quotas of 587,987 tonnes of CO_2 allowances. The value at grant date was DKK 101 million, and the quotas match the expected emission tax. For 2006/07 Danisco was granted a quota of 655,326 tonnes, with a value at grant date of DKK 27 million.
In connection with the new EU sugar market regulation and the decision to close sugar factories, Danisco had a net income of DKK 278 million in 2007/08, of which DKK 355 million was estimated income from the sale of sugar quotas.

35 CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES AS DEFINED IN IAS 39

(DKKm)	2007/08	2006/07
FINANCIAL ASSETS (IAS 39)		
Non-current assets		
Other receivables	419	318
Receivables	**419**	**318**
Other investments and securities (other shareholdings)	10	48
Available-for-sale financial assets	**10**	**48**
Other investments and securities (venture investments)	35	79
Fair value recognised in the income statement	**35**	**79**
Current assets		
Trade receivables	3,018	3,297
Other receivables	253	198
Cash and cash equivalents	342	372
Receivables	**3,613**	**3,867**
Other receivables (derivative financial instruments)	112	256
Held for trading	**112**	**256**
FINANCIAL LIABILITIES (IAS 39)		
Non-current liabilities		
Mortgage debt	155	175
Other credit institutions	4,805	6,104
Financial liabilities measured at amortised cost	**4,960**	**6,279**
Current liabilities		
Mortgage debt	18	17
Other credit institutions	4,860	6,243
Trade payables	1,336	1,396
Financial liabilities measured at amortised cost	**6,214**	**7,656**
Other payables (derivative financial instruments)	-	7
Held for trading	**-**	**7**

36 LIQUIDITY AND INTEREST RATE MANAGEMENT

(DKKm)	2007/08	2006/07
Interest-bearing debt		
Non-current mortgage and credit institutions debt	4,993	6,316
Current mortgage and credit institutions debt	4,882	6,264
Gross interest-bearing debt	**9,875**	**12,580**
Other interest-bearing receivables and debt	12	14
Cash and cash equivalents	(342)	(372)
Net interest-bearing debt	**9,545**	**12,222**
Maturity profile of committed credit facilities		
Within 1 year	84	67
Between 1 and 5 years	11,189	6,840
Over 5 years	68	4,992
Total	11,341	11,899
3-month money market rates (%)		
DKK	5.07	4.22
USD	2.85	5.36
EUR	4.86	4.02
SEK	4.93	3.60
JPY	0.92	0.67
GBP	5.84	5.73

Interest profile for interest rate swaps (%)
Interest rate swaps in DKK, Danisco floating (3 months) receiver, and fixed rate payer. Nominal value of DKK 3,500 million and fixed interest rate at 3.92%. Maturity 2016.

Interest rate swaps in USD, Danisco floating (3 months) receiver, and fixed rate payer. Nominal value of USD 300 million and fixed interest rate at 4.49%. Maturity 2015.

In addition to committed credit facilities Danisco has access to substantial uncommitted credit facilities. Some of Danisco's committed credit facilities have provisions in respect of creditor approval in case of change of control.
The major part of Danisco's funding – before management of interest rate risk – is obtained at 3-month money market rates with the addition of a margin reflecting Danisco's solid credit rating.

Interest rate risk is managed through interest rate swap agreements on which Danisco pays a fixed rate and receives a floating rate. The proportion of gross interest-bearing debt with fixed interest rates is approximately 52%.

Financial risk management is stated in the Risk management section.

37 RECEIVABLES AND FINANCIAL LIABILITIES MEASURED AT AMORTISED COST

	2007/08		2006/07	
(DKKm)	Carrying amount	Fair value	Carrying amount	Fair value
Other receivables	419	419	318	318
Non-current receivables	**419**	**419**	**318**	**318**
Mortgage debt	155	183	175	207
Other credit institutions	4,805	4,805	6,104	6,105
Non-current financial liabilities	**4,960**	**4,988**	**6,279**	**6,312**

Fair value is calculated as present value of expected future cash flows using the current market interest rates for the different currencies and terms.

38 DERIVATIVE FINANCIAL INSTRUMENTS

(DKKm)	2007/08			2006/07		
	Nominal value	Term to maturity, months	Fair value	Nominal value	Term to maturity, months	Fair value
CASH FLOW HEDGES						
Interest rate swaps						
DKK	3,500	95	125	3,500	107	123
USD	1,441	86	(39)	3,286	98	122
Total	**4,941**	**91**	**86**	**6,786**	**102**	**245**
Forward exchange contracts						
DKK	57	3	-	53	4	-
USD	93	3	-	147	5	-
EUR	(409)	5	-	(167)	5	-
JPY	(5)	4	-	(137)	6	-
SEK	286	5	-	145	5	-
Other	(20)	2	-	(42)	4	-
Total	**2**	**4**	**3**	**(1)**	**5**	**(4)**
Futures						
Sale of sugar	-	5	-	-	3	-
Purchase of oil	-	5	12	-	4	3
Purchase of electricity	-	14	5	-	13	(7)
Total	**-**	**8**	**17**	**-**	**7**	**(4)**
FAIR VALUE HEDGES						
Forward exchange contracts						
DKK	(3,369)	1	-	(6,085)	1	-
USD	(44)	1	-	217	1	-
EUR	3,914	1	-	4,900	1	-
JPY	(230)	1	-	(205)	1	-
SEK	(49)	1	-	1,069	1	-
GBP	(85)	1	-	215	1	-
Other	(132)	1	-	(100)	1	-
Total	**5**	**1**	**5**	**11**	**1**	**12**
Total derivative financial instruments			**111**			**249**

The market value of contracts concluded for hedging purposes and which continue to serve as hedging of future transactions is recognised directly in equity. Value adjustment of contracts that do not serve as hedging of future transactions is recognised in the income statement.

Danisco concludes:
- Forward exchange contracts to hedge the exchange risk of future sales or purchases in foreign currencies.
- Interest rate swap contracts to hedge the risk of future increases in floating interest rates.
- Oil and electricity contracts to hedge the risk of future increases in oil and electricity prices.

All contracts have been entered in an active market.

Financial risk management is stated in the Risk management section.

39 NET INVESTMENTS BY CURRENCY

Net investments in foreign subsidiaries and associates by currency.

(DKKm)	2007/08			2006/07		
	Net investments	Hedged	Not hedged	Net investments	Hedged	Not hedged
EUR	8,575	-	8,575	9,788	-	9,788
USD	3,341	42	3,299	3,339	96	3,243
GBP	612	-	612	1,302	-	1,302
CNY	582	-	582	611	-	611
SEK	536	-	536	1,327	-	1,327
MXN	454	-	454	506	-	506
LTL	250	-	250	267	-	267
Other	1,796	-	1,796	1,737	-	1,737
Total	**16,146**	**42**	**16,104**	**18,877**	**96**	**18,781**

Net investments in foreign subsidiaries and associates are solely currency hedged on a selective basis.
Exchange rate adjustments of net investments in foreign subsidiaries and associates are recognised in equity.

At 30 April 2008 the main exposures were in EUR and USD. A change in the EUR and USD exchange rates of 1% and 10%, respectively, will impact equity by DKK 86 million (2006/07 DKK 98 million) and DKK 330 million (2006/07 DKK 324 million), respectively.

40 TRANSACTIONS WITH RELATED PARTIES

Related parties include subsidiaries, associates and post-employment benefit plans for the benefit of employees.
Members of the Board of Directors and the Executive Board of Danisco A/S and close family members of these persons are also considered to be related parties.

(DKKm)	2007/08	2006/07
Transactions with associates		
Sale of goods	17	15

Transactions with associates include transactions with Danisco Organo Food Tech Co., Ltd.

Transactions with post-employment benefit plans
See note 15, Pension assets and pension liabilities, for information on transactions with post-employment benefit plans.

40 TRANSACTIONS WITH RELATED PARTIES (CONTINUED)

Compensation of key management personnel
Emoluments to the Board of Directors total DKK 3.3 million (2006/07 DKK 3.5 million). Emoluments for each member are DKK 300,000 (2006/07 DKK 300,000). An additional fee is paid to the Chairman and the Deputy Chairman of 150% and 50%, respectively. No member of the Board of Directors has been employed by the Group during the 2007/08 financial year, with the exception of the members of the Board of Directors elected by the employees of the company. None of the members of the Board of Directors have been paid separate consulting fees or the like, as no member of the Board of Directors has provided the Group with any additional services.

Members who have retired from the Board of Directors of Danisco A/S after more than 15 years of service, including directorship in one of the companies included in the merger in 1989, may be granted a fee for being available as advisors to Danisco's Board of Directors. Danisco's Board of Directors considers the granting of such fees at the first Board meeting following the AGM. The fee is fixed at 40% of the director's emolument received at the time of retirement. In the financial year 2002/03, the Board of Directors decided to discontinue the arrangement over the next years. At present, one (2006/07 two) retired director is available to the Board of Directors. Fees paid during the year ended totalled DKK 196,389 (2006/07 DKK 300,000).

Danisco A/S pays an annual life-long pension of DKK 60,000 (2006/07 DKK 60,000) to one retired member of the Board of Directors of the former Aktieselskabet De Danske Sukkerfabrikker, which was part of the merger in 1989. Provision is made for this obligation under other provisions.

The Executive Board receives a fixed salary and a variable bonus subject of certain targets being met. In 2007/08 the fixed salary totalled DKK 16 million including pension contributions and value of car at disposal for private use (2006/07 DKK 15 million). For 2007/08 bonuses totalling DKK 3 million (2006/07 DKK 5 million) will be paid to the Executive Board in 2008/09.

	2007/08			2006/07		
(DKKm)	Fixed salary	Bonus	Total	Fixed salary	Bonus	Total
Tom Knutzen	5.7	1.4	7.1	5.2	1.7	6.9
Søren Bjerre-Nielsen	5.0	0.8	5.8	4.8	1.5	6.3
Mogens Granborg	5.0	1.0	6.0	4.8	1.5	6.3
Total	**15.7**	**3.2**	**18.9**	**14.8**	**4.7**	**19.5**

In case a member of Danisco A/S' Executive Board accepts to retire at the age of 62 years (CEO 60 years), each member is entitled to an early-retirement pension until the age of 65. This early-retirement pension is calculated on the basis of the remuneration paid in the last year before retirement and decreases during the period from 72% of the remuneration in the first year to 58%. Provision for this obligation is adjusted yearly and is recognised under other provisions. Søren Bjerre-Nielsen and Mogens Granborg will in specific cases be entitled to full or part payment of the early retirement pension in the case of resignation for other reasons than pension retirement.

In the event that Danisco merges or is delisted subsequent to a takeover Tom Knutzen may within six months from the takeover date choose to terminate his employment at six months' notice and receive severance payment corresponding to two years' salary. This entitlement also applies in case Tom Knutzen is discharged in connection with a takeover of Danisco.

In the event that Søren Bjerre-Nielsen and Mogens Granborg are discharged in conjunction with a takeover of Danisco A/S or a merger in which Danisco A/S is involved, a special severance payment corresponding to one year's salary is paid in addition to ordinary remuneration for a two-year notice period.

None of the members of the Executive Board or the Board of Directors receive a special fee as board members in subsidiaries or associates.

See note 31, Share-based payments, for information on share options.

41 SUBSIDIARIES

Ingredients

Enterprise[1]	Country	Currency	Nominal capital[2]	Danisco's share in %
A/S Syntetic	Denmark	DKK	1,000	100
Danisco Argentina S.A.	Argentina	ARS	6,780	100
Danisco Australia Pty. Ltd.	Australia	AUD	56,000	100
Danisco Cultor Austria GmbH	Austria	EUR	36	100
Danisco Sweeteners GmbH	Austria	EUR	12,058	100
Danisco Ingredients Belgium NV	Belgium	EUR	62	99
Genencor International BVBA	Belgium	EUR	9,520	100
Danisco Brasil Ltda.	Brazil	BRL	15,823	100
Danisco Canada Inc.	Canada	CAD	100	100
Danisco Chile S.A.	Chile	CLP	9,455,439	100
Danisco (China) Co. Ltd.	China	CNY	203,790	100
Danisco Ingredients (Shanghai)Co. Ltd.	China	CNY	1,655	100
Danisco Sweeteners (Anyang) Co. Ltd.	China	CNY	81,111	54
Danisco (Zhangjiagang) Textural Ingredients Co., Ltd	China	CNY	51,781	100
Genencor (WUXI) Bio-Products Ltd.	China	CNY	240,336	100
Danisco Colombia Ltda.	Colombia	COP	4,565,769	100
Danisco Czech Republic, a.s.	Czech Republic	CZK	175,000	100
Danisco Egypt Trading LLC	Egypt	EGP	50	100
Danisco Sweeteners Oy	Finland	EUR	10,000	100
Finnfeeds Finland Oy	Finland	EUR	1,346	100
Finnfeeds Oy	Finland	EUR	9	100
Genencor International Oy	Finland	EUR	12,000	100
Danisco France S.A.S.	France	EUR	117,449	100
Danisco Ingredients France S.A.R.L.	France	EUR	3,700	100
Danisco Landerneau S.A.S.	France	EUR	808	100
Danisco Sweeteners (France) S.A.	France	EUR	10,766	100
Danisco Deutschland GmbH	Germany	EUR	5,000	100
Danisco Guatemala, S.A.	Guatemala	GTQ	55	100
Danisco (India) Pvt. Ltd.	India	INR	405,579	100
Danisco Italia S.p.A.	Italy	EUR	120	100
Danisco Japan Ltd.	Japan	JPY	498,000	100

Ingredients

Enterprise[1]	Country	Currency	Nominal capital[2]	Danisco's share in %
Genencor Kyowa Co., Ltd.	Japan	JPY	50,000	70
Danisco Malaysia Sdn. Bhd.	Malaysia	MYR	67,000	100
Danisco Mexicana S.A. de C.V.	Mexico	MXN	71,637	100
Cultor Holland B.V.	Netherlands	EUR	20	100
Danisco B.V.	Netherlands	EUR	20	100
Danisco Holland B.V.	Netherlands	EUR	20	100
Danisco Zaandam B.V.	Netherlands	EUR	125	100
Genencor International, B.V.	Netherlands	EUR	18	100
Danisco New Zealand Ltd.	New Zealand	NZD	43,969	100
Danisco Norway AS	Norway	NOK	100	100
Danisco Peru S.A.C.	Peru	PEN	1,795	100
Danisco Biolacta Sp. z o.o.	Poland	PLN	3,851	100
Danisco Poland Sp. z o.o.	Poland	PLN	200	100
Danisco Portugal Ind. de Alfarroba, Lda.	Portugal	EUR	500	100
Danisco Romania S.R.L.	Romania	RON	9	100
ZAO Danisco	Russia	RUR	264	100
Innovative Ingredients (Pty.) Ltd.	SA	ZAR	100	100
Danisco Singapore Pte. Ltd.	Singapore	SGD	1,000	100
Finnfeeds International Pte. Ltd.	Singapore	SGD	100	100
Genencor Int. Asia Pacific Pte. Ltd.	Singapore	USD	100	100
Danisco Cultor España, S.A.	Spain	EUR	357	100
Danisco Cultor Sweden AB	Sweden	SEK	4,000	100
Danisco Cultor (Switzerland) AG	Switzerland	CHF	600	100
Danisco Switzerland AG*	Switzerland	CHF	100	100
Danisco Ukraine LLC	Ukraine	UAH	846	100
Broadland Foods Ltd.	UK	GBP	417	100
Danisco Beaminster Ltd.	UK	GBP	2,129	100
Danisco Sweeteners (UK) Ltd.	UK	GBP	1	100
Danisco UK Ltd.	UK	GBP	11	100
Danisco USA, Inc.	USA	USD	55,843	100
Danisco US, Inc.*	USA	USD	620	100

41 SUBSIDIARIES (CONTINUED)

Sugar

Enterprise[1]	Country	Currency	Nominal capital[2]	Danisco's share in %
Danisco Sugar A/S	Denmark	DKK	1,000,000	100
Danisco Sugar Oy	Finland	EUR	15,000	100
Sucros Oy	Finland	EUR	58,866	80
Suomen Sokeri Oy	Finland	EUR	38,683	80
Anklam Bioethanol GmbH	Germany	EUR	2,500	100
Danisco Sugar GmbH	Germany	EUR	7,670	100
Danisco Sugar hf	Iceland	ISK	400	100
Danisco Sugar SIA	Latvia	LVL	2	100
AB Danisco Sugar Kėdainiai	Lithuania	LTL	40,241	71
Danisco Sugar UAB	Lithuania	LTL	10	100
Danisco Sugar Ingolf Wessenberg & Co. AS	Norway	NOK	100	50
Danisco Holding Sverige AB	Sweden	SEK	100,000	100
Danisco Sugar AB	Sweden	SEK	400,000	100
SSA Tryck AB	Sweden	SEK	1,000	100

Seed

Enterprise[1]	Country	Currency	Nominal capital[2]	Danisco's share in %
Maribo Seed International ApS.	Denmark	DKK	125	100
Danisco Seed Austria GmbH.	Austria	EUR	774	100
Danisco Semences S.A.R.L.	France	EUR	448	100
Danisco Seed GmbH	Germany	EUR	520	100
Danisco Seed Italia S.p.A.	Italy	EUR	103	100
Danisco Seed Poland Sp. z o.o	Poland	PLN	50	100
Danisco Semillas S.A.	Spain	EUR	120	100

Holding companies etc.

Enterprise[1]	Country	Currency	Nominal capital[2]	Danisco's share in %
Cometra A/S	Denmark	DKK	15,000	100
Taffel Foods Ejendomsselskab A/S	Denmark	DKK	14,000	100
Ydernæs I A/S	Denmark	DKK	700	100
Danisco (China) Holding Co., Ltd.	China	CNY	185,185	100
Danisco Finland Oy*	Finland	EUR	39,500	100
Cultor Oy	Finland	EUR	12,750	100
Danisco Holding France S.A.S.*	France	EUR	36,566	100
Danisco Beteiligungsgesellschaft mbH	Germany	EUR	7,670	100
Danisco Ingredients Beteiligungsgesellschaft mbH*	Germany	EUR	1,000	100
Perlarom Investissements SA*	Luxembourg	EUR	6,200	100
Genencor Mauritius, Ltd.*	Mauritius	USD	1	100
Danisco Holding Holland B.V.*	Netherlands	EUR	22	100
Danisco South Africa (Pty.) Ltd.	SA	ZAR	0	100
Danisco Holdings (UK) Ltd.*	UK	GBP	8,600	100
Genencor Int. Cayman Ltd.*	UK	USD	1	100
Genencor International Ltd.	UK	EUR	1	100
Danisco Holding USA Inc.*	USA	USD	1	100

1. Enterprises with activities during the financial year. For a list of associates see note 14, Financial assets.
2. Nominal share capital in 1,000 units.
3. Danisco A/S is the ultimate Parent company for all listed subsidiaries.

* Holding company for a number of subsidiaries.

Contents of Parent Company annual accounts

Financial statements
Income statement
Balance sheet
Statement of changes in equity

Notes

1. Employee expenses and statistics
2. Depreciation, writedowns and amortisation
3. Fees for auditors elected at the Annual General Meeting
4. Income from investments in subsidiaries
5. Financial income and expenses
6. Income tax expense
7. Intangible assets
8. Property, plant and equipment
9. Financial assets
10. Deferred tax
11. Other receivables
12. Prepayments
13. Inventories
14. Maturity analysis of financial liabilities
15. Other provisions
16. Deferred income
17. Other payables
18. Share-based payments
19. Contingent assets and contingent liabilities
20. Transactions with related parties
21. Discontinued operations

Income statement

1 May 2007 - 30 April 2008

INCOME STATEMENT

(DKKm)	Note	2007/08	2006/07
Revenue		**2,722**	**2,893**
Cost of sales	1, 2	(1,957)	(2,002)
Gross profit		**765**	**891**
Research and development expenses	1, 2	(131)	(182)
Distribution and sales expenses	1, 2	(480)	(507)
Administrative expenses	1, 2, 3	(323)	(294)
Other operating income		463	18
Other operating expenses	1, 2	(41)	(31)
Operating profit before amortisation of goodwill		**253**	**(105)**
Amortisation of goodwill	2	(24)	(24)
Operating profit		**229**	**(129)**
Income from investments in subsidiaries	4	2,314	170
Financial income	5	819	713
Financial expenses	5	(934)	(933)
Profit before tax		**2,428**	**(179)**
Income tax expense	6	(67)	71
Profit for the year		**2,361**	**(108)**
Distribution of profit for the year			
Proposed dividend for the financial year		356	366
Retained earnings		2,005	(474)
		2,361	**(108)**

The Board of Directors proposes that a dividend for the year of DKK 7.50 per share (2006/07 DKK 7.50 per share) be adopted at the Annual General Meeting.

Balance sheet

ASSETS

(DKKm)	Note	30 April 2008	30 April 2007
NON-CURRENT ASSETS			
Intangible assets	7		
Goodwill		314	380
Other intangible assets		694	348
Total		**1,008**	**728**
Property, plant and equipment	8		
Land and buildings		516	570
Plant and machinery		457	443
Fixtures, fittings, tools and equipment		99	101
Prepayments and assets under construction		64	100
Total		**1,136**	**1,214**
Financial assets	9		
Investments in subsidiaries		14,175	14,570
Receivables from subsidiaries		20	3,816
Investments in associates		7	7
Other investments and securities		36	80
Other receivables		1	1
Total		**14,239**	**18,474**
Total non-current assets		**16,383**	**20,416**
CURRENT ASSETS			
Inventories	13		
Raw materials and consumables		131	135
Work in progress		96	94
Finished goods and goods for resale		163	204
Total		**390**	**433**
Receivables			
Trade receivables		290	257
Receivables from subsidiaries		10,751	8,228
Corporation tax		30	85
Other receivables	11	127	295
Prepayments	12	29	11
Total		**11,227**	**8,876**
Cash and cash equivalents		-	18
Total current assets		**11,617**	**9,327**
Total assets		**28,000**	**29,743**

EQUITY AND LIABILITIES

(DKKm)	Note	30 April 2008	30 April 2007
EQUITY			
Share capital		979	979
Other reserves		143	280
Retained earnings		8,960	7,411
Proposed dividend for the financial year		356	366
Total equity		**10,438**	**9,036**
PROVISIONS			
Deferred tax	10	336	307
Other provisions	15	50	53
Total		**386**	**360**
NON-CURRENT LIABILITIES	14		
Mortgage debt		23	26
Other credit institutions		4,800	6,080
Other payables	17	-	11
Total		**4,823**	**6,117**
CURRENT LIABILITIES	14		
Mortgage debt		3	3
Other credit institutions		4,789	6,131
Trade payables		151	132
Payables to subsidiaries		7,096	7,604
Other payables	17	310	356
Deferred income	16	4	4
Total		**12,353**	**14,230**
Total liabilities		**17,562**	**20,707**
Total equity and liabilities		**28,000**	**29,743**

Statement of changes in equity

STATEMENT OF CHANGES IN EQUITY

(DKKm)	Share capital	Hedging reserve	Retained earnings	2007/08 Total	2006/07 Total
Equity at 1 May	-	-	-	-	9,641
Effect of changes in accounting policies	-	-	-	-	(81)
Restated equity at 1 May	979	280	7,777	9,036	9,560
Appropriated from net profit for the year	-	-	2,005	2,005	(474)
Hedging of future transactions for the year	-	(47)	-	(47)	(74)
Recycled to the income statement, financial items	-	(90)	-	(90)	-
Recycled to the income statement, operating items	-	-	-	-	(7)
Tax on items taken directly to or transferred from equity	-	-	39	39	21
Dividends proposed			356	356	366
Dividends paid	-	-	(361)	(361)	(328)
Capital increase	-	-	6	6	1
Equity-settled share-based payments	-	-	6	6	7
Acquisition of treasury shares	-	-	(542)	(542)	(123)
Sale of treasury shares	-	-	30	30	87
Total change in equity	**-**	**(137)**	**1,539**	**1,402**	**(524)**
Equity at 30 April	**979**	**143**	**9,316**	**10,438**	**9,036**

(DKKm)	2007/08	2006/07	2005/06	2004/05	2003/04
Change in share capital					
Share capital at 1 May	979	978	994	1,021	1,064
Capital increase	-	1	-	-	-
Capital decrease	-	-	(16)	(27)	(43)
Share capital at 30 April	**979**	**979**	**978**	**994**	**1,021**

For information about treasury shares, see note 24, Share capital and treasury shares, for the Group.

The Board of Directors proposes that a dividend for the year of DKK 7.50 per share (2006/07 DKK 7.50 per share) be adopted at the Annual General Meeting. No dividend is distributed on treasury shares.

At the Annual General Meeting the Board of Directors will propose cancellation of 1,248,200 treasury shares.

Notes to the income statement

1 EMPLOYEE EXPENSES AND STATISTICS

(DKKm)	2007/08	2006/07
Employee expenses		
Wages and salaries	(605)	(607)
Defined contribution plans	(60)	(59)
Social security expenses, etc.	(7)	(7)
Share-based payments	32	16
Total	**(640)**	**(657)**

See note 18 for information on share-based payments.
See note 40, Transactions with related parties, for the Group for information on remuneration of management.

	2007/08	2006/07
Employee statistics		
Average number of employees	1,412	1,486
Number of employees at 30 April	1,369	1,488
Female	602	653
Male	767	835
Total	**1,369**	**1,488**
Full-time employees	1,332	1,459
Part-time employees	37	29
Total	**1,369**	**1,488**
Denmark	1,369	1,488
Total	**1,369**	**1,488**

2 DEPRECIATION, WRITEDOWNS AND AMORTISATION

(DKKm)	2007/08	2006/07
Depreciation, writedowns and amortisation for the year included in the costs below		
Cost of sales	(83)	(92)
Research and development expenses	(17)	(17)
Distribution and sales expenses	(26)	(39)
Administrative expenses	(50)	(50)
Other operating expenses	(13)	-
Amortisation of goodwill	(24)	(24)
Total	**(213)**	**(222)**

3 FEES FOR AUDITORS ELECTED AT THE ANNUAL GENERAL MEETING

(DKKm)	2007/08	2006/07
Deloitte		
Audit fee	(4)	(5)
Other fees	(9)	(4)

Other fees comprise accounting assistance including assistance in the acquisition and divestment of companies and tax advisory services.

4 INCOME FROM INVESTMENTS IN SUBSIDIARIES

(DKKm)	2007/08	2006/07
Dividends from subsidiaries	1,883	196
Writedown on financial assets	(465)	(26)
Gain on divestment of subsidiaries	896	-
Total	2,314	170

5 FINANCIAL INCOME AND EXPENSES

(DKKm)	2007/08	2006/07
Financial income		
Financial income from subsidiaries	585	531
Financial income from bank deposits	20	18
Financial income related to other receivables	9	-
Income from other investments and securities	6	1
Exchange gains	199	163
Total	**819**	**713**
Financial expenses		
Financial expenses relating to subsidiaries	(348)	(283)
Financial expenses relating to credit institutions	(354)	(500)
Loss on other investments and securities	(57)	(5)
Exchange losses	(175)	(145)
Total	**(934)**	**(933)**
Net financial income and expenses	**(115)**	**(220)**

6 INCOME TAX EXPENSE

(DKKm)	2007/08	2006/07
Current tax on profit for the year	(26)	19
Change in deferred tax	(54)	64
Other taxes, adjustments, etc.	10	-
Adjustment of tax for previous years	3	(12)
Total	**(67)**	**71**

Notes to the balance sheet

7 INTANGIBLE ASSETS

(DKKm)	Goodwill	Software	Patents, rights and licenses	Intangible assets under construction	2007/08 Total	2006 /07 Total
Cost at 1 May	487	191	361	8	1,047	1,408
Transfer to Danisco Sugar A/S	-	-	-	-	-	(365)
Additions	-	-	373	13	386	11
Disposals	(56)	(3)	(4)	-	(63)	(7)
Transferred to (from) other items	-	13	-	(13)	-	-
Cost at 30 April	**431**	**201**	**730**	**8**	**1,370**	**1,047**
Amortisation at 1 May	(107)	(146)	(66)	-	(319)	(501)
Amortisation reversed on disposals during the year	14	2	-	-	16	-
Transfer to Danisco Sugar A/S	-	-	-	-	-	260
Amortisation for the year	(24)	(19)	(16)	-	(59)	(78)
Amortisation at 30 April	**(117)**	**(163)**	**(82)**	**-**	**(362)**	**(319)**
Carrying amount at 30 April	**314**	**38**	**648**	**8**	**1,008**	**728**

8 PROPERTY, PLANT AND EQUIPMENT

(DKKm)	Land and buildings	Plant and machinery	Fixtures, fittings, tools and equipment	Prepayments and assets under construction	2007/08 Total	2006/07 Total
Cost at 1 May	1,134	1,246	403	100	2,883	6,507
Transfer to Danisco Sugar A/S	-	-	-	-	-	(3,729)
Additions	-	-	-	147	147	187
Disposals	(71)	(74)	(86)	-	(231)	(82)
Transferred to (from) other items	34	103	46	(183)	-	-
Cost at 30 April	**1,097**	**1,275**	**363**	**64**	**2,799**	**2,883**
Depreciation and writedowns at 1 May	(564)	(803)	(302)	-	(1,669)	(4,066)
Transfer to Danisco Sugar A/S	-	-	-	-	-	2,469
Depreciation reversed on disposals during the year	27	54	79	-	160	72
Depreciation for the year	(44)	(69)	(41)	-	(154)	(144)
Depreciation and writedowns at 30 April	**(581)**	**(818)**	**(264)**	**-**	**(1,663)**	**(1,669)**
Carrying amount at 30 April	**516**	**457**	**99**	**64**	**1,136**	**1,214**
Carrying amount of leased assets	-	-	-	-	-	

The latest official valuation of properties for property tax purposes amounts to a total of DKK 658 million.

(DKKm)	2007/08	2006/07
Information on non-current assets		
Financial liabilities with pledges in property, plant and equipment	25	29
Carrying amount of pledged assets	169	203

9 FINANCIAL ASSETS

(DKKm)	Investments in subsidiaries	Investments in associates	Other investments and securities	Receivables from subsidiaries	Other receivables	2007/08 Total	2006/07 Total
Cost at 1 May	14,570	7	109	3,816	1	18,503	21,194
Transfer to Danisco Sugar A/S	-	-	-	-	-	-	(3,549)
Additions	390	-	13	-	-	403	1,345
Writedowns	(465)	-	-	-	-	(465)	(79)
Transferred to (from) other items	-	-	-	(3,796)	-	(3,796)	-
Disposals	(320)	-	-	-	-	(320)	(408)
Cost at 30 April	**14,175**	**7**	**122**	**20**	**1**	**14,325**	**18,503**
Value adjustments at 1 May	-	-	(29)	-	-	(29)	(25)
Writedowns	-	-	(57)	-	-	(57)	(4)
Value adjustments at 30 April	-	-	**(86)**	-	-	**(86)**	**(29)**
Carrying amount at 30 April	**14,175**	**7**	**36**	**20**	**1**	**14,239**	**18,474**

Investments in associates comprise Danisco Organo Food Tech. Co., Ltd. For information about ownership etc. see note 14, Financial assets, for the Group. Writedowns on investments in subsidiaries are recognised in the income statement, see note 4, Income from investments in subsidiaries.
Writedowns on investments primarily reflect dividends distributed by subsidiaries.

10 DEFERRED TAX

(DKKm)	2007/08	2006/07
Intangible assets	203	207
Property, plant and equipment	75	95
Current assets	7	11
Short-term debt	(10)	(10)
Other long-term debt	61	52
Tax losses carried forward	-	(48)
Total	**336**	**307**
Deferred tax assets not recognised in the balance sheet		
Tax losses carried forward	62	-
Deferred tax liabilities not recognised in the balance sheet		
Temporary differences concerning investments in subsidiaries and associates	258	138

Deferred tax liabilities in respect of the above are not recognised as Danisco A/S is able to control whether the liability will be realised and it is deemed likely that the liability will not be realised within the foreseeable future.

11 OTHER RECEIVABLES

(DKKm)	2007/08	2006/07
Current		
Derivative financial instruments	100	263
Other	27	32
Total	**127**	**295**

12 PREPAYMENTS

(DKKm)	2007/08	2006/07
Prepaid expenses	29	11
Total	**29**	**11**

13 INVENTORIES

(DKKm)	2007/08	2006/07
Inventories recognised at net realisable value	13	12
Inventories pledged as security for debt	-	-

14 MATURITY ANALYSIS OF FINANCIAL LIABILITIES

(DKKm)	2007/08	2006/07
Remaining contractual maturities		
Within 1 year	11,888	13,738
Between 1 and 5 years	4,815	1,182
Over 5 years	8	4,924
Total	**16,711**	**19,844**

15 OTHER PROVISIONS

Other provisions include pending litigations and obligations to management and employees.

16 DEFERRED INCOME

(DKKm)	2007/08	2006/07
Amounts received in respect of future years	4	4
Total	**4**	**4**

17 OTHER PAYABLES

(DKKm)	2007/08	2006/07
Non-current		
Share-based payments	-	11
Total	-	11
Current		
Production and restructuring levies	4	1
Wages, salaries, holiday pay, etc.	103	102
Share-based payments	7	48
VAT and other taxes	32	27
Other items	164	178
Total	310	356

Supplementary notes

18 SHARE-BASED PAYMENTS

The purpose of Danisco A/S' share-based programmes is to motivate and retain employees and management and to encourage common goals for employees, management and shareholders. See note on share-based payments in the Group annual accounts for information about the programmes.

In the financial year, a total of DKK 32 million was recorded as income (2006/07 income of DKK 16 million). For cash-settled programmes, DKK 38 million was recorded as income, while for equity-settled programmes DKK 6 million was expensed. For cash-settled programmes, the accrued provision was DKK 7 million (2006/07 DKK 59 million), and the unaccrued provision computed according to the Black-Scholes model was DKK 7 million (2006/07 DKK 63 million). For equity-settled programmes, a total amount of DKK 6 million was recognised in the income statement, corresponding to 27% of the total amount expected to be expensed over the vesting period.

Outstanding contracts

	Executive Board		Managerial staff		Other employees*		2007/08 Total		2006/07 Total	
	Number	Average strike price	Number	Average strike price	Number	Average strike price	Number	Average strike price	Number	Average strike price
Outstanding 1 May	314,500	439	353,400	419	274,201	363	942,101	409	997,605	365
Transfer to Danisco Sugar A/S	-	-	-	-	-	-	-	-	(96,975)	-
Granted	110,000	483	130,300	483	-	-	240,300	483	241,500	473
Forfeited and transferred	-	-	(38,500)	446	20,668	446	(17,832)	446	(4,122)	378
Exercised	-	-	(3,500)	283	(99,369)	272	(102,869)	273	(195,907)	268
Outstanding 30 April	**424,500**	**450**	**441,700**	**436**	**195,500**	**427**	**1,061,700**	**440**	**942,101**	**409**
Exercisable 30 April	99,000		96,400		52,000		247,400		178,601	
Average remaining contractual life, years	**3.6**		**3.7**		**3.1**		**3.5**		**3.7**	

* Other employees cover non-managerial staff and resigned employees.

19 CONTINGENT ASSETS AND CONTINGENT LIABILITIES

(DKKm)	2007/08	2006/07
Guarantees and other financial commitments	1	9
Total	1	9

Operating lease and rental liabilities.
Danisco A/S solely has leases which by nature and content do not deviate from ordinary operating business needs. The leases cover buildings, production plants and other equipment.

Legal proceedings pending
Certain claims have been raised against Danisco A/S. In the opinion of management, the outcome of these proceedings will not have any material effect on the financial position of Danisco A/S.

20 TRANSACTIONS WITH RELATED PARTIES

For information on transactions with related parties see note 40 for the Group.

21 DISCONTINUED OPERATIONS

(DKKm)	2007/08	2006/07
Key figures and financial ratios for discontinued operations		
Revenue	53	251
Operating profit from discontinued operations	213	46
Profit for the year after tax from discontinued operations	1,084	33
Fixed assets	-	100
Current assets	-	54

For gain on sales from investments in subsidiaries see note 4, Income from investments in subsidiaries.

Board of Directors

ANDERS KNUTSEN

Born 1947
MSc Economics
Chairman of the Board of Directors since 2002
Deputy Chairman 1999-2002
Joined the Board of Directors in 1997
Re-elected 2007, term expires 2009

- Chairman of the Boards of Copenhagen Business School, Ladegaard A/S and Solum A/S
- Deputy Chairman of the Boards of Fritz Hansen A/S, Hersild & Heggov A/S and Topdanmark A/S
- Director of Augustinus Fabrikker A/S and Katholm Invest A/S

Contact details: Danisco A/S, Langebrogade 1, P.O. Box 17, 1001 Copenhagen K, Denmark

Competencies

- Board experience from other listed companies, e.g. Topdanmark A/S
- International experience from the business-to-consumer segment, production, sale, branding and service as CEO of Bang & Olufsen from 1991-2001 and now as Deputy Chairman of Fritz Hansen A/S
- Business political competencies as member of the Danish government's Globalisation Council

Shareholding

Holding of Danisco shares at 30 April 2008: 2,686
Sale of Danisco shares in the financial year 2007/08: 0
Purchase of Danisco shares in the financial year 2007/08: 1,085



Håkan Björklund | Peter Højland | Kirsten Drejer | Matti Vuoria

JØRGEN TANDRUP

Born 1947
MSc Economics and Business Administration
Deputy Chairman of the Board of Directors since 2005
Joined the Board of Directors in 2002
Re-elected 2006, term expires 2008

- Chairman of the Boards of Scandinavian Holding A/S, Skandinavisk Tobakskompagni A/S, Tivoli A/S, Skodsborg Kurhotel & Spa A/S, Skodsborg Sundhedscenter A/S and the Marketing Denmark Fund.
- Director of Axcel II, Fritz Hansen A/S, Chr. Augustinus Fabrikker A/S and Kunstforeningen Gl. Strand.

Contact details: Skandinavisk Tobakskompagni A/S, Tobaksvejen 4, 2860 Søborg, Denmark

Competencies

- International experience from the business-to-consumer segment, production, sale and branding as CEO of Skandinavisk Tobakskompagni A/S from 1993-2006 and now as Chairman of the company
- Business political experience as member of the Council of the Confederation of Danish Industries

Shareholding

Holding of Danisco shares at 30 April 2008: 2,405
Sale of Danisco shares in the financial year 2007/08: 0
Purchase of Danisco shares in the financial year 2007/08: 0



Bent Willy Larsen | Anders Knutsen | Lis Glibstrup | Jørgen Tandrup | Flemming Kristensen

REVIEW

HÅKAN BJORKLUND

Born 1956
PhD Neuroscience
Board member
Joined the Board of Directors in 2004
Re-elected 2006, term expires 2008

- CEO of Nycomed Holding A/S
- Director of Atos AB and Coloplast A/S

Contact details: Nycomed Group, Langebjergvej 1, 4000 Roskilde, Denmark

Competencies

- International experience from the pharmaceutical industry, e.g. as CEO of Nycomed Holding A/S
- Considerable experience with R&D, including biotechnology, in a global corporation

Shareholding

Holding of Danisco shares at 30 April 2008: 0
Sale of Danisco shares in the financial year 2007/08: 0
Purchase of Danisco shares in the financial year 2007/08: 0

KIRSTEN DREJER

Born 1956
PhD Pharmacology
Board member
Joined the Board of Directors in 2006
Term expires 2008

- CEO of Symphogen A/S
- Director of BioCentrum DTU and Bioneer A/S

Contact details: Symphogen A/S, Elektrovej, Building 375, 2800 Lyngby, Denmark

Competencies

- 20 years' experience from the pharmaceutical industry. Before Symphogen, several scientist and managerial positions at Novo Nordisk, including three years as project manager, one year as Head of Diabetes Pharmacology, four years as Director of Diabetes Discovery and three years as Corporate Facilitator

Shareholding

Holding of Danisco shares at 30 April 2008: 550
Sale of Danisco shares in the financial year 2007/08: 0
Purchase of Danisco shares in the financial year 2007/08: 550

LIS GLIBSTRUP

Born 1948
MSc Chemical Engineering
Board member elected by the employees
Joined the Board of Directors in 2002
Re-elected 2006, term expires 2010

- Product Service Manager

Contact details: Danisco A/S, Edwin Rahrs Vej 38, 8220 Brabrand, Denmark

Shareholding

Holding of Danisco shares at 30 April 2008: 915
Sale of Danisco shares in the financial year 2007/08: 0
Purchase of Danisco shares in the financial year 2007/08: 0

PETER HØJLAND

Born 1950
BSc Economics and Business Administration
Board member
Joined the Board of Directors in 1998
Re-elected 2007, term expires 2009

- Chairman of the Boards of Amrop-Hever A/S, Bikuben Fondene, Copenhagen Capacity, Rambøll Gruppen A/S and Siemens A/S
- Deputy Chairman of the Boards of BPT Arista S.A. and BPT Optima S.A.
- Director of Danske Bank A/S

Contact details: Danisco A/S, Langebrogade 1, P.O. Box 17, 1001 Copenhagen K, Denmark

Competencies
- International experience from the business-to-business segment and heavy industry as CEO of Superfos A/S from 1994-1999. Board experience from listed companies, e.g. Danske Bank A/S and Nordicom A/S

Shareholding
Holding of Danisco shares at 30 April 2008: 1,000
Sale of Danisco shares in the financial year 2007/08: 0
Purchase of Danisco shares in the financial year 2007/08: 0

FLEMMING KRISTENSEN

Born 1960
Board member elected by the employees
Joined the Board of Directors in 2005
Re-elected 2006, term expires 2010

- Senior Shop Steward

Contact details: Danisco Grindsted, Tårnvej 25, 7200 Grindsted, Denmark

Shareholding
Holding of Danisco shares at 30 April 2008: 2
Sale of Danisco shares in the financial year 2007/08: 0
Purchase of Danisco shares in the financial year 2007/08: 0

BENT WILLY LARSEN

Born 1944
Board member elected by the employees
Joined the Board of Directors in 2002
Re-elected 2006, term expires 2010

- Engineer

Contact details: Danisco Sugar Nakskov, Tietgensvej 1, P.O. Box 139, 4900 Nakskov, Denmark

Shareholding
Holding of Danisco shares at 30 April 2008: 390
Sale of Danisco shares in the financial year 2007/08: 0
Purchase of Danisco shares in the financial year 2007/08: 275

MATTI VUORIA

Born 1951
Master of Law
Board member
Deputy Chairman 2002-2005
Joined the Board of Directors in 1999
Re-elected 2007, term expires 2009

- CEO ofVarma Mutual Pension Insurance Company
- Deputy Chairman of the Boards of Sampo Plc, Stora Enso Oyj and Wärtsilä Corporation

Contact details: Varma Mutual Pension Insurance Company, P.O. Box 1, 00098 Varma, Finland

Competencies

- Board experience, including from listed companies
- International experience from the business-to-business segment and heavy industry, organisational and public authority experience as former government official dealing with the EU, Russia and Eastern Europe

Shareholding

Holding of Danisco shares at 30 April 2008: 200
Sale of Danisco shares in the financial year 2007/08: 0
Purchase of Danisco shares in the financial year 2007/08: 0

Executive Board

TOM KNUTZEN

Born 1962
MSc Economics and Business Administration
CEO
Employed in Danisco since 1 February 2006

- Director of Nordea Bank AB (publ)

Contact details: Danisco A/S, Langebrogade 1,
P.O. Box 17, 1001 Copenhagen K, Denmark

Shareholding
Holding of Danisco shares at 30 April 2008: 6,000
Sale of Danisco shares in the financial year 2007/08: 0
Purchase of Danisco shares in the financial year 2007/08: 2,000

SØREN BJERRE-NIELSEN

Born 1952
MSc Economics and Business Administration,
state-authorised public accountant
Executive Vice President, CFO responsible for Finance and IT
Employed in Danisco in current position since 1995

- Chairman of the Board of Danmarks Nationalbank
- Deputy Chairman of the Board of VKR Holding A/S

Contact details: Danisco A/S, Langebrogade 1,
P.O. Box 17, 1001 Copenhagen K, Denmark

Shareholding
Holding of Danisco shares at 30 April 2008: 4,500
Sale of Danisco shares in the financial year 2007/08: 0
Purchase of Danisco shares in the financial year 2007/08: 0

MOGENS GRANBORG

Born 1947
MSc Chemical Engineering, PhD Industrial Research, Graduate Diploma (Finance)
Executive Vice President responsible for Danisco Sugar A/S
Employed in Danisco since 1988, in current position since 1989

- Chairman of the Boards of DSB and Dyrup A/S

Contact details: Danisco A/S, Langebrogade 1,
P.O. Box 17, 1001 Copenhagen K, Denmark

Shareholding
Holding of Danisco shares at 30 April 2008: 2,648
Sale of Danisco shares in the financial year 2007/08: 0
Purchase of Danisco shares in the financial year 2007/08: 1,150

TJERK DE RUITER

Born 1959
Master of International Management
CEO Genencor
Employed in Danisco since 1999

Contact details: Genencor International, Inc., 200 Meridian Centre Boulevard, Rochester, NY 14618, USA

FABIENNE SAADANE-OAKS (MEMBER AS OF 1 JULY 2007)

Born 1958
MSc of Mechanical Engineering, MBA
President Bio Actives
Employed in Danisco since 2004

Contact details: Danisco France SARL, 20 Rue de Brunel, 75017 Paris, France

Leif Kjærgaard, Chief Technology Officer, and Torben Svejgård, CEO Textruants & Sweeteners, left the company as at 30 April 2008.



Executive Committee

TOM KNUTZEN

SØREN BJERRE-NIELSEN

MOGENS GRANBORG

OLE SØGAARD ANDERSEN

Born 1952
MSc Economics
Chief Sales & Application Officer responsible for
Sales & Application Food Ingredients
Employed in Danisco since 2002

Contact details: Danisco A/S, Langebrogade 1,
P.O. Box 17, 1001 Copenhagen K, Denmark

STINA BJERG NIELSEN

Born 1966
MSc Chemical Engineering, Master of Food and Agricultural
Biotechnology, Graduate Diploma (Business Administration)
Senior Vice President Corporate HR
Employed in Danisco since 2007

Contact details: Danisco A/S, Langebrogade 1,
P.O. Box 17, 1001 Copenhagen K, Denmark



From left:
Tjerk de Ruiter, Stina Bjerg Nielsen,
Ole Søgaard Andersen,
Mogens Granborg, Søren Bjerre-Nielsen,
Fabienne Saadane-Oaks, Tom Knutzen

Definition of key figures and financial ratios

EBITDA margin %	=	$\frac{\text{EBITDA before special items} \times 100}{\text{Revenue}}$
EBIT margin %	=	$\frac{\text{EBIT before special items} \times 100}{\text{Revenue}}$
Return on net operating assets (RONOA) %	=	$\frac{\text{EBIT before special items and share-based payments} \times 100}{\text{Average net operating assets}}$
Return on invested capital (ROIC) %	=	$\frac{\text{EBIT before special items} \times 100}{\text{Average invested capital including goodwill, accumulated amortised goodwill added}}$
Return on equity (ROE) %	=	$\frac{\text{Profit for the year attributable to equity holders of the parent} \times 100}{\text{Average equity excluding minority interests}}$
NIBD/EBITDA ratio	=	$\frac{\text{Average NIBD}}{\text{EBITDA before special items and share-based payments}}$
Basic earnings per share (EPS)	=	$\frac{\text{Profit for the year attributable to equity holders of the parent}}{\text{Average number of shares}}$
Diluted earnings per share (DEPS)	=	$\frac{\text{Profit for the year attributable to equity holders of the parent}}{\text{Average number of shares, diluted}}$
DEPS before amortisation of goodwill, special items and discontinued operations	=	$\frac{\text{Profit for the year attributable to equity holders of the parent, before amortisation of goodwill, special items and discontinued operations after tax}}{\text{Average number of shares, diluted}}$
Cash flow per share, diluted	=	$\frac{\text{Cash flow from operating activities}}{\text{Average number of shares, diluted}}$
Book value per share, diluted	=	$\frac{\text{Equity excluding minority interests}}{\text{Number of shares at year-end, diluted}}$
Share price/book value, diluted	=	$\frac{\text{Share price}}{\text{Book value per share, diluted}}$
Price/earnings, basic	=	$\frac{\text{Share price}}{\text{EPS}}$
Price/earnings, diluted	=	$\frac{\text{Share price}}{\text{DEPS}}$
Payout ratio %	=	$\frac{\text{Dividend} \times 100}{\text{Profit for the year attributable to equity holders of the parent}}$
EBITDA	=	Operating profit before depreciation and amortisation
EBIT	=	Operating profit before special items (for analytical purposes)
Net operating assets (NOA)	=	Invested capital excluding goodwill
Invested capital	=	Working capital, intangible assets, property, plant and equipment and other provisions
NIBD	=	Net interest-bearing debt

The effect of Danisco's programmes for share options and warrants has been included in the diluted values.

Danisco's divisions

Emulsifiers
Danisco is the leading global supplier of food emulsifiers, offering the broadest emulsifier programme combined with process and application expertise. Emulsifiers bind together oil and water, which make them indispensible in the development and production of modern food products. In addition, the food industry can benefit from using emulsifiers to counter increasing raw material costs and market reduced-fat or low-calorie products. The division also supplies its products to the plastics industry, for instance the vegetable-based plasticiser GRINDSTED® SOFT-N-SAFE as an alternative to traditional chemical-based ones.

Gums & Systems
Danisco has a market leading position in textural ingredients based on a strong portfolio of hydrocolloids and functional systems that allow food producers - with the biggest customer segments being juice and dairy - to buy blends rather than single ingredients. The division produces six types of hydrocolloids, each one manufactured from selected natural raw materials like seaweed, citrus fruits, locust bean and guar seeds. Our gums and systems are mainly sold to the food industry but also go to industries such as cosmetics, paper, textiles and pharmaceuticals.

Sweeteners
The division supplies speciality sweeteners and related ingredients that improve the health and nutritional profile of food and beverages as consumers are seeking products with less calories, reduced sugar, less fat, more fibres and a lower glycaemic load. The sweeteners, including xylitol, fructose and Litesse® polydextrose, have a specific function in helping to reduce the risk of lifestyle diseases such as obesity, diabetes and tooth decay. Produced from natural raw materials such as milk sugar and wood, our sweeteners are used in food, pharmaceuticals, sports nutrition and oral hygiene products

Cultures
Danisco is the second-largest global producer of cultures and media to the dairy, meat and health industries. Responding to current health & nutrition concerns, the division is a leading supplier of probiotic cultures widely recognised to stimulate gut health and enhance the immune system in food, dietary supplements and beverages. Cultures also supplies natural food protection solutions, e.g. antioxidants and antimicrobials, and sells enzymes for cheese production. Cultures are blends of microorganisms or strains grown through fermentation technology.

Genencor
Genencor is one of the largest biotechnology businesses and providers of industrial enzymes in the world. The division discovers, develops and manufactures enzymes and bio-based solutions for a wide variety of industries - ranging from animal nutrition to biodefense, biosafety, carbohydrate processing, food and beverages, fuel ethanol, laundry detergents and textiles. Genencor is committed to contributing to a sustainable industrial system that relies on renewable resources to produce effective, environmentally friendly products, such as the production of second generation ethanol from non-food raw materials.

Sugar
Having one of the most efficient sugar production platforms in Europe, Danisco annually produces about 1 million tonnes of sugar at factories in Denmark, Sweden, Finland, Germany and Lithuania. Sales are mainly targeted at industrial customers with more than 80% of the output sold to food manufacturers, while the remaining part primarily goes to the retail market under our Dansukker® trademark. In addition, the Sugar division supplies a line of animal feed products and sugar beet seed to the agricultural sector. From autumn 2008, beet-based bioethanol will also be part of the product portfolio. As a result of the improved outlook for the European sugar market, Danisco has commenced a process to make Sugar a stand-alone business.

www.danisco.com
At Danisco's website the entire portfolio of bio-based ingredients is presented in one place, offering an overview of our products, services and applications as well as our focus on innovation, health & nutrition, food protection and industrial biotechnology. Information and news about Danisco's business performance, jobs and career opportunities, strategy and organisation are also available from the website.

Contact Danisco

Danisco A/S

Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Denmark
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
CVR no. 11350356

Staff functions

Investor Relations
www.danisco.com/investor
investor@danisco.com

Media Relations
www.danisco.com/media
info@danisco.com

Corporate Human Resources
www.danisco.com/jobs
corporatehr@danisco.com

Sustainability
www.danisco.com/sustainability
sustainability@danisco.com

Divisions

Emulsifiers
Danisco A/S
Edwin Rahrs Vej 38
8220 Brabrand
Denmark
Tel. +45 8943 5000
www.danisco.com/emulsifiers

Gums & Systems
Danisco A/S
Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Denmark
Tel. +45 3266 2000
www. danisco.com/gumsandsystems

Sweeteners
Danisco (UK) Ltd.
41-51 Brighton Road
RH1 6YS Redhill
United Kingdom
Tel. +44 (0) 1737 773732
www. danisco.com/sweeteners

Cultures
Danisco France SARL
20 rue Brunel
75017 Paris
France
Tel. +33 1 5660 4700
www.danisco.com/cultures

Genencor
Danisco US Inc.
Genencor Division
200 Meridian Centre Blvd.
Rochester, NY 14618
USA
Tel. +1 800 847 5311
www. genencor.com

Sugar
Danisco Sugar A/S
Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Denmark
Tel. +45 3266 2000
www.danisco.com/sugar

About Danisco

With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 9,500 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. In addition, we have one of the most efficient sugar production platforms in Europe. Find out more at **www.danisco.com**


DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Denmark
Tel: +45 3266 2000
Fax: +45 3266 2175
www.danisco.com
info@danisco.com

RECEIVED
2008 JUL 31 P 2:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Commission File No. 82-3158
Danisco A/S Submission
July 30, 2008

Number	Date of Publication	Title of Document	Press Release	Made Public under Danish Law	Filed w/Copenhagen Stock Exchange	Distribution to the Securities Holders
A.		**PRESS RELEASES**				
1	3/25/08	Vitafoods preview	X			X
2	3/26/08	New face in Danisco's management team	X			X
3	3/26/08	Announcement of Results for Q3 2007/08	X	X	Notice No.2/2008	X
4	3/28/08	Danisco probiotics go multilingual on HOWARU.com website	X			X
5	4/1/08	Danisco Animal Nutrition Increases Price of Betafin Range	X			X
6	4/2/08	Enzyme technology significantly improves digestibility of DDGS	X			X
7	4/4/08	Major shareholder announcement	X	X	Notice No.3/2008	X
8	4/10/08	Danisco consolidates its presence in Shanghai-new centre to combine sales and research	X			X
9	4/11/08	Danisco meets unmet need for frozen cultures	X			X
10	4/15/08	Danisco in patent top 10	X			X
11	4/16/08	Dr. Leif Kjærgaard, CTO, appointed scientific advisor to the European Commission	X			X
12	4/29/08	Danisco sponsors professorship in healthy dietary fibres by DKK 10 million	X			X
13	5/5/08	Danisco Animal Nutrition strengthens Sales and Technical Services team	X			X
14	5/9/08	Danisco Foundation awards four students grants	X			X

Number	Date of Publication	Title of Document	Press Release	Made Public under Danish Law	Filed w/Copenhagen Stock Exchange	Distribution to the Securities Holders
15	5/9/08	Impairment charge in respect of Danisco Sugar A/S	X	X	Notice No.4/2008	X
16	5/14/08	DuPont and Genencor Create World-Leading Cellulosic Ethanol Company	X	X	Notice No.5/2008	X
17	5/28/08	Fibrex® targets the growing allergen-free market	X			X
18	6/5/08	Genencor introduces Excellase™, a superior new protease for the dishwashing industry.	X			X
19	6/9/08	Danisco's view on health and safety standards at the then Grinstedværket in the 1960s and 1970s.	X			X
20	6/11/08	Danisco launches Super Juice Confectionery Demo Kit: Set the Juices Loose!	X			X
21	6/17/08	Danisco introduces www.daniscoCARE4U.com, the first website dedicated to natural food protective solutions	X			X
22	6/23/08	Announcement of Results for 1007/08	X	X	Notice No.6/2008	X
23	7/1/08	Latest in enzyme technology at the World Poultry Congress 2008	X			X
24	7/3/08	Monthly ice cream concept: Blueberry Thrill	X			X
25	7/3/08	Danisco cultures invests in kefir	X			X
26	7/10/08	Customer driven solutions for the global feed industry	X			X
27	7/14/08	Danisco A/S announces sale of Danisco Sugar A/S to Nordzucker AG	X	X	Notice No.7/2008	X
28	7/16/08	Acquisition of emulsifiers producer Abitec Ltd. approved	X			X
29	7/21/08	DuPont Danisco Cellulosic Ethanol LLC Names Joseph R. Skurla President	X			X
30	7/22/08	Danisco probiotics supplement milk drinks for kids	X			X
31	7/23/08	Danisco antimicrobial approved in Australasia	X			X
32	7/23/08	DuPont Danisco and University of Tennesee Partner to Build Innovative Cellulosic Ethanol Pilot Facility	X			X

Number	Date of Publication	Title of Document	Press Release	Made Public under Danish Law	Filed w/Copenhagen Stock Exchange	Distribution to the Securities Holders
B.		**NOTICES TO THE STOCK EXCHANGE**				
1	3/26/08	Announcement of Results for Q3 2007/08	X	X	Notice No.2/2008	X
2	4/4/08	Major shareholder announcement	X	X	Notice No.3/2008	X
3	5/9/08	Impairment charge in respect of Danisco Sugar A/S	X	X	Notice No.4/2008	X
4	5/14/08	DuPont and Genencor Create World-Leading Cellulosic Ethanol Company	X	X	Notice No.5/2008	X
5	6/23/08	Announcement of Results for 1007/08	X	X	Notice No.6/2008	X
6	7/14/08	Danisco A/S announces sale of Danisco Sugar A/S to Nordzucker AG	X	X	Notice No.7/2008	X
C.		**SHAREHOLDERS INFO**				
1	3/25/08	Vitafoods preview	X			X
2	3/26/08	New face in Danisco's management team	X			X
3	3/26/08	Announcement of Results for Q3 2007/08	X	X	Notice No.2/2008	X
4	3/28/08	Danisco probiotics go multilingual on HOWARU.com website	X			X
5	4/1/08	Danisco Animal Nutrition Increases Price of Betafin Range	X			X
6	4/2/08	Enzyme technology significantly improves digestibility of DDGS	X			X
7	4/4/08	Major Shareholder Announcement	X	X	Notice No.3/2008	X

Number	Date of Publication	Title of Document	Press Release	Made Public under Danish Law	Filed w/Copenhagen Stock Exchange	Distribution to the Securities Holders
8	4/10/08	Danisco consolidates its presence in Shanghai-new centre to combine sales and research	X			X
9	4/11/08	Danisco meets unmet need for frozen cultures	X			X
10	4/15/08	Danisco in patent top 10	X			X
11	4/16/08	Dr. Leif Kjætgaard, CTO, appointed scientific advisor to the European Commission	X			X
12	4/29/08	Danisco sponsors professorship in healthy dietary fibres by DKK 10 million	X			X
13	5/5/08	Danisco Animal Nutrition strengthens Sales and Technical Services team	X			X
14	5/9/08	Danisco Foundation awards four students grants	X			X
15	5/9/08	Impairment charge in respect of Danisco Sugar A/S	X	X	Notice No.4/2008	X
16	5/14/08	DuPont and Genencor Create World-Leading Cellulosic Ethanol Company	X	X	Notice No.5/2008	X
17	5/28/08	Fibrex® targets the growing allergen-free market	X			X
18	6/5/08	Genencor introduces Excellase™, a superior new protease for the dishwashing industry.	X			X
19	6/9/08	Danisco's view on health and safety standards at the then Grinstedværket in the 1960s and 1970s.	X			X
20	6/11/08	Danisco launches Super Juice Confectionery Demo Kit: Set the Juices Loose!	X			X
21	6/17/08	Danisco introduces www.daniscoCARE4U.com, the first website dedicated to natural food protective solutions	X			X
22	6/23/08	Announcement of Results for 1007/08	X	X	Notice No.6/2008	X
23	7/1/08	Latest in enzyme technology at the World Poultry Congress 2008	X			X
24	7/3/08	Monthly ice cream concept: Blueberry Thrill	X			X

Number	Date of Publication	Title of Document	Press Release	Made Public under Danish Law	Filed w/Copenhagen Stock Exchange	Distribution to the Securities Holders
25	7/3/08	Danisco cultures invests in kefir	X			X
26	7/10/08	Customer driven solutions for the global feed industry	X			X
27	7/14/08	Danisco A/S announces sale of Danisco Sugar A/S to Nordzucker AG	X	X	Notice No.7/2008	X
28	7/16/08	Acquisition of emulsifiers producer Abitec Ltd. approved	X			X
29	7/21/08	DuPont Danisco Cellulosic Ethanol LLC Names Joseph R. Skurla President	X			X
30	7/22/08	Danisco probiotics supplement milk drinks for kids	X			X
31	7/23/08	Danisco antimicrobial approved in Australasia	X			X
32	7/23/08	DuPont Danisco and University of Tennessee Partner to Build Innovative Cellulosic Ethanol Pilot Facility	X			X
33	n/a	Strategic Focus				X
34	n/a	Danisco Annual General Meeting				X
35	n/a	Voting				X
36	n/a	Corporate Publications				X
37	n/a	Calendar				X
38	n/a	Share Information				X
39	n/a	Analysts and estimates				X
40	n/a	Consensus estimates				X
41	n/a	Recommended overview				X
42	n/a	Investor Contacts				X
43	7/30/08	Share Price		X		X


DANISCO
First you add knowledge...
Home
Contact us
Sitemap
Other webs
Products & Services
Investor Relations
Media Relations
Jobs & Career
About Danisco

RECEIVED
2008 JUL 31 P 2:23

← back to Media Relations

▼ NEWS

Text size: A A

25 March 2008 - 10:45

Vitafoods Preview

Danisco probiotics bring health to everyday life Danisco launches the HOWARU™ range on the dietary supplement market.

Powerful probiotic cultures from Danisco bring valuable opportunities to deliver good health and well-being. At Vitafoods International 2008, the leading ingredient supplier will present a series of highlights from its HOWARU™ probiotic range, including documented formulations that enhance immune health and reduce cold and flu symptoms.

After the renewal of the license agreement between Danisco and Fonterra, HOWARU™ Bifido and HOWARU™ Rhamnosus are now available for the first time to food supplement marketers. These premium probiotics offer extensive clinical documentation of their immune-enhancing properties coupled with Danisco's unique branding program.

Another innovative development is HOWARU™ Protect, a probiotic patented formulation clinically proven to reduce cold-associated symptoms. A clinical study on children demonstrated that HOWARU™ Protect contributes to reduce the number of sick days by almost half and the number of antibiotic prescriptions by 80% for children under five.

For manufacturers looking for turn-key supplement concepts, Danisco will also introduce a newly developed range of bulk chewable tablets and flavoured powder sticks using Danisco exclusive formulations. "This is a complementary offer to our existing range of strains and formulations for the dietary supplement market", says Scott Bush, Global Probiotic Dietary Supplements BU Director.

Visit Danisco at Vitafoods International 2008, in Geneva, Switzerland, stand no. 247. On May 8th at 2.35pm, Dr Sampo Lahtinen, Senior Scientist at Danisco Health & Nutrition will make a speech entitled: 'HOWARU Premium Probiotics - Learn The Latest in Condition-Specific Clinical Studies: Allergy, Cold & Flu, IBS, Immune Boost'.

For more information, please contact:
Nathalie Brosse, tel: + 33 6 77 79 76 33

▲ Top Print Mail a colleague about this page

Disclaimer Privacy policy

© 2005 Danisco A/S Langebrogade

2,


DANISCO
First you add knowledge...
Products & Services
Investor Relations
Media Relations
Jobs & Career
About Danisco

Home Contact us Sitemap Other webs

← back to Media Relations

▾ NEWS

Text size: A A

26 March 2008 - 11:18

New face in Danisco's management team

As of 1 April 2008, Mikael Sternberg Christiansen will be joining Danisco as Executive Vice President heading Danisco's Gums & Systems Division.

Mikael Sternberg Christiansen takes over the managerial responsibilities from Anders Wilhjelm who will be joining the GEA Group as President of GEA Process Engineering Division.

Mikael Sternberg Christiansen (42) brings with him broad international experience from various executive positions during his 13 years with Arla Group.

Based in the USA, he was responsible for sales and production on the North and South American markets, and later he headed, among other things, Arla Foods UK plc up until the listing of the company on the London Stock Exchange.

As Group Executive Director and member of the Executive Management Group at Arla Foods Amba, Mikael Sternberg Christiansen was most recently in charge of the company's global cheese and butter production, international sales and subsidiaries outside the domestic markets. He also successfully handled the integration of several acquisitions, e.g. of Tholstrup Cheese.

CEO Tom Knutzen welcomes Mikael Sternberg Christiansen aboard and has the following comment on today's announcement of a new organisational structure in Ingredients:

'The organisational changes should be seen in the light of last year's divestment of Flavours, the acceleration of the process to separate Sugar and our strategy to further strengthen Danisco's Health & Nutrition profile.

I am convinced that with the organisational adjustments and Mikael Sternberg Christiansen's solid background in the food industry, we will reinforce our position as a focused and market-oriented global ingredients business.'

For additional information, please see Danisco's Announcement of Results for Q3 2007/08 at www.danisco.com

For further information:

Tom Knutzen, CEO, Danisco, tel.: +45 3266 2000

Download this release in English

Download this release in Danish

▲ Top Print Mail a colleague about this page

Disclaimer Privacy policy

© 2005 Danisco A/S Langebrogade

3

DANISCO

First you add knowledge...

RECEIVED
2008 JUL 31 P 2:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Text size: A A

26 March 2008 - 11:09

Announcement of Results for Q3 2007/08

Announcement of Results for Q3 2007/08 (1 November 2007 - 31 January 2008)

Notice no.: 2/2008

Accelerating growth in a challenging market

Q3 2007/08 witnessed a welcome acceleration of topline growth in our Ingredients business. Organic growth averaged 6%, driven by double-digit growth in both Cultures and Genencor, a rebound for Texturants but weakness in Sweeteners.

Ingredients margins remain under severe pressure particularly from rising input costs. Sugar performed ahead of our expectations, and the process of demerging Sugar is now well on track. We are upgrading our outlook for profit for the year to at least DKK 1.6 billion (previously around DKK 1.5 billion) driven by Sugar.

CEO Tom Knutzen comments: "The rebound in revenue growth in Ingredients has been largely broad-based, and we remain optimistic regarding our revenue outlook. However, soaring Ingredients costs show no signs of abating. It will therefore remain a challenge for us to defend our profits in Ingredients, but we will continue to do so through cost containment efforts, insistence on further price increases, and other value enhancing measures.

We will be adjusting our Ingredients organisation as per 1 May 2008, thus aligning our platform with the ongoing strategy process." See page 10 for further details.

Highlights

- Ingredients recorded organic growth of 6% for Q3, up from 3% in H1 2007/08. Most major business segments contributed well to this performance, with Sweeteners being the notable exception due to xylitol challenges. Bio Ingredients grew organically by 12% driven by double-digit advances in both Cultures and Genencor.
- The pressure on our Ingredients margins is accelerating. Our reported EBIT margin came in at 11.2% in Q3 2007/08 against 11.4% last year (12.8% adjusted for a negative one-off item).
- Sugar delivered ahead of our expectations in Q3 driven by stronger volumes.
- The recent European Commission announcement has facilitated greater clarity regarding the EU sugar market. As a result, we have lifted our long-term targets for Sugar and formally commenced the process of demerging Sugar by the end of calendar-year 2008.

Outlook for 2007/08

For the Group, we now expect an EBIT of above DKK 2.0 billion (previously at least DKK 1.95 billion).

We adjust our EBIT outlook for Ingredients to around DKK 1,575 million (previously around DKK 1.6 billion).

For Sugar, we upgrade our EBIT by DKK 100 million, to around DKK 600 million, after satisfactory operating performance as well as one-offs of around DKK 60 million.

For the Group, we now expect to report profit for the year before share-based payments of above DKK 1.6 billion (previously DKK 1.5 billion).

For the full results, download the PDF reports below:

Download the full Q3 results report in English

Download the full Q3 results report in Danish

Printed Thursday, 24 July 2008 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/stock+exchange+news/2008/investor_254_en.htm
© Danisco 2005. All rights reserved.

RECEIVED
2008 JUL 31 P 2:43
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

DANISCO

First you add knowledge...



26 March 2008

Announcement of Results for Q3 2007/08

(1 November 2007 - 31 January 2008)

Contents

Summary 3
Key figures and financial ratios 4
Group financials 5
Ingredients 6
Sugar 12
Outlook for 2007/08 14
Other information 16
Management's statement 17
Income statement 18
Cash flow statement 19
Balance sheet 20
Top line growth in Ingredients 21
Quarterly key figures 22
Result of discontinued operations 24
Proforma balance sheet 25
Stock exchange notices 26

With 9,700 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

Executive Board
Notice no.: 2/2008

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O.Box 17
1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Announcement of Results for Q3 2007/08
1 November 2007– 31 January 2008
(Unaudited)

26 March 2008

Accelerating growth in a challenging market

Q3 2007/08 witnessed a welcome acceleration of topline growth in our Ingredients business. Organic growth averaged 6%, driven by double-digit growth in both Cultures and Genencor, a rebound for Texturants but weakness in Sweeteners. Ingredients margins remain under severe pressure particularly from rising input costs. Sugar performed ahead of our expectations, and the process of demerging Sugar is now well on track. We are upgrading our outlook for profit for the year to at least DKK 1.6 billion (previously around DKK 1.5 billion) driven by Sugar.

CEO Tom Knutzen comments: "The rebound in revenue growth in Ingredients has been largely broad-based, and we remain optimistic regarding our revenue outlook. However, soaring Ingredients costs show no signs of abating. It will therefore remain a challenge for us to defend our profits in Ingredients, but we will continue to do so through cost containment efforts, insistence on further price increases, and other value enhancing measures. We will be adjusting our Ingredients organisation as per 1 May 2008, thus aligning our platform with the ongoing strategy process." See page 10 for further details.

Highlights

- Ingredients recorded organic growth of 6% for Q3, up from 3% in H1 2007/08. Most major business segments contributed well to this performance, with Sweeteners being the notable exception due to xylitol challenges. Bio Ingredients grew organically by 12% driven by double-digit advances in both Cultures and Genencor.

- The pressure on our Ingredients margins is accelerating. Our reported EBIT margin came in at 11.2% in Q3 2007/08 against 11.4% last year (12.8% adjusted for a negative one-off item).

- Sugar delivered ahead of our expectations in Q3 driven by stronger volumes.

- The recent European Commission announcement has facilitated greater clarity regarding the EU sugar market. As a result, we have lifted our long-term targets for Sugar and formally commenced the process of demerging Sugar by the end of calendar-year 2008.

Outlook for 2007/08

For the Group, we now expect an EBIT of above DKK 2.0 billion (previously at least DKK 1.95 billion).

We adjust our EBIT outlook for Ingredients to around DKK 1,575 million (previously around DKK 1.6 billion).

For Sugar, we upgrade our EBIT by DKK 100 million, to around DKK 600 million, after satisfactory operating performance as well as one-offs of around DKK 60 million.

For the Group, we now expect to report profit for the year before share-based payments of above DKK 1.6 billion (previously DKK 1.5 billion).

See page 14 for further details.

Key figures and financial ratios

(DKKm)	Q3 2007/08	Q3 2006/07	YTD 2007/08	YTD 2006/07
Income statement				
Revenue	4,642	4,443	13,955	14,059
EBITDA before special items	766	627	2,421	2,243
Operating profit before special items (EBIT)	479	367	1,629	1,466
Special items	(1)	(18)	30	(104)
Operating profit	478	349	1,659	1,362
Net financial expenses	(95)	(150)	(299)	(377)
Profit before tax	383	199	1,360	985
Profit from continuing operations	264	141	928	700
Profit from discontinued operations	-	22	457	106
Profit for the period	264	163	1,385	806
Profit attributable to equity holders of the parent	258	153	1,360	782
Revenue				
Ingredients	2,986	2,921	9,115	9,045
Sugar	1,739	1,587	5,050	5,210
Eliminations	(83)	(65)	(210)	(196)
Total	**4,642**	**4,443**	**13,955**	**14,059**
Operating profit before special items (EBIT)				
Ingredients	335	334	1,205	1,161
Sugar	123	80	449	410
Unallocated	1	(41)	(69)	(117)
Subtotal	**459**	**373**	**1,585**	**1,454**
Share-based payments	20	(6)	44	12
Total	**479**	**367**	**1,629**	**1,466**
Cash flow				
Cash flow from operating activities	(639)	(561)	1,328	2,121
Cash flow from investing activities	(157)	(353)	(656)	(882)
Free cash flow	**(796)**	**(914)**	**672**	**1,239**
Balance sheet				
Total assets	29,795	32,249	29,795	32,249
Equity attributable to equity holders of the parent	12,510	12,668	12,510	12,668
Equity	12,773	12,978	12,773	12,978
Net interest-bearing debt	9,121	12,063	9,121	12,063
Net operating assets	14,450	13,980	14,450	13,980
Invested capital	23,309	23,259	23,309	23,259
Return on capital (%)*				
Return on invested capital including goodwill	8.6	7.6	8.6	7.6
Return on equity	12.8	5.1	12.8	5.1
Number of shares				
Diluted average number of shares	47,617	49,054	48,302	49,028
Diluted number of shares at period-end	47,525	48,977	47,525	48,977
Earnings per share (DKK)**				
Diluted earnings per share	5.43	3.13	28.17	15.95
Diluted earnings per share before special items and discontinued operations	5.45	2.97	18.29	15.37
Diluted cash flow per share	(13.42)	(11.44)	27.49	43.26
Diluted book value per share	263	259	263	259
Share price				
Market price per share (DKK)	333	465	333	465
Market capitalisation (DKK million)	15,817	22,750	15,817	22,750

*) Calculated on a rolling 12-month basis.

**) The effect of Danisco's programmes for share options and warrants has been included in the diluted values.

Group financials

In Q3 2007/08, we saw a continuation of the key drivers that we have been reporting over the past several quarters – focus on growth opportunities in Ingredients; insistence on notable price hikes in some areas due to severe cost pressures stemming from soaring global raw material prices; cost containment efforts in all areas of our business; and Sugar manoeuvring successfully through the challenging EU sugar market reform.

The escalation of input costs has prevented further margin enhancement for Ingredients. At the same time, the division's topline has accelerated substantially driven both by volume gains and successful price increases where our decision to lead the way in terms of better prices has proven to be the right strategy. As such, the underlying drivers that we have witnessed this past quarter have not been surprising to us since our last quarterly announcement, but their magnitude and speed remain a challenge.

New organisation structure for Ingredients

Danisco is currently undergoing a transformation as we have divested Flavours in 2007 and are now accelerating the spin-off process of Sugar. Today's decision to reorganise Ingredients has been made in order to address current market trends and enables us to further explore opportunities; see page 10 for more detail.

Accelerating topline growth

In Q3 2007/08, Danisco reported sales of DKK 4.6 billion, an increase of DKK 200 million Y/Y. Our core Ingredients division grew revenues by 2% Y/Y on the back of a 13% weakening of the USD against the DKK, while underlying organic topline growth came in at 6% for the quarter thanks to a regained momentum particularly in Cultures, Genencor and Texturants, and despite notable weakness in Sweeteners. Sugar witnessed a solid topline improvement of 10% Y/Y.

Defending Ingredients profits despite substantial challenges

Despite the above-mentioned challenges for Ingredients, the division succeeded in defending its level of profits this quarter, reporting an unchanged EBIT of DKK 335 million Y/Y (up 7% in constant currencies). Sugar exceeded our expectations by delivering further EBIT margin expansion thanks to a combination of better operating performance and the absence of restructuring levies this year.

EBIT for the group +23% Y/Y

For the group, EBIT came in at DKK 459 million before share-based payments compared to a level of DKK 373 million in Q3 2006/07, an increase of 23% Y/Y. We have now booked a gain of DKK 38 million on the previously announced sale of our former property at Langebrogade, adjacent to our headquarters, which has had a positive effect on our net corporate costs in Q3 2007/08. Our net operating income was furthermore impacted by income from Firmenich-related tolling production as well as income from funded research at Genencor which last year recorded a DKK 40 million one-time cost item relating to SPEZYME® ETHYL.

Share-based payments contributed DKK 20 million to our income statement this quarter, while special items came in at a net expense of DKK 1 million.

Seasonality lifts net interest bearing debt Q/Q

Net financial expenses came in at DKK 95 million against DKK 150 million last year, driven by lower debt mainly due to our divestment of Flavours as per 1 July 2007. Net interest bearing debt grew to DKK 9.1 billion against DKK 8.4 billion at the beginning of Q3 due to seasonal patterns in Sugar as beet growers are being paid substantial amounts in January.

Maintaining our capex outlook

Our investments in fixed assets came in at DKK 156 million against DKK 344 million last year. We expect high payouts for investments in Q4 and still anticipate ending the full year at around DKK 1.2 billion in investments, excluding purchase of quota in Sugar.

Ingredients

(DKKm)	Q3 2007/08	Q3 2006/07	YTD 2007/08	YTD 2006/07
Revenue				
Bio Ingredients	1,364	1,282	4,084	3,940
Texturants & Sweeteners	1,630	1,648	5,057	5,122
Eliminations	(8)	(9)	(26)	(17)
Total	**2,986**	**2,921**	**9,115**	**9,045**
Growth (%)	2	-	1	3
Organic growth (%)	6	4	4	6
EBITDA	**514**	**502**	**1,724**	**1,663**
EBITDA margin (%)	17.2	17.2	18.9	18.4
EBIT				
Bio Ingredients	187	144	624	559
Texturants & Sweeteners	155	201	598	630
Central R&D	(7)	(11)	(17)	(28)
Total	**335**	**334**	**1,205**	**1,161**
EBIT margin (%)	11.2	11.4	13.2	12.8
RONOA (%)	**18.2**	**17.8**	**18.2**	**17.8**
Net working capital	3,568	3,193	3,568	3,193
Net non-current assets	5,572	5,476	5,572	5,476
Net operating assets	9,140	8,669	9,140	8,669
Goodwill	7,520	7,933	7,520	7,933
Invested capital	16,660	16,602	16,660	16,602

Accelerating growth

Q3 2007/08 witnessed a welcome acceleration of revenue growth in our Ingredients business. Our Bio Ingredients activities, comprising Cultures and our enzymes business Genencor, recorded broad-based organic growth of 12%. Our Texturants & Sweeteners (T&S) division saw organic growth of 3% after a flat H1 2007/08 and is thus starting to regain some topline momentum in line with our expectations.

Margins remain under pressure

On the other hand, our Ingredients margin remains under pressure. Ever increasing input costs combined with a high level of competitive pressure in certain areas keep our operating environment tough, and in our view this challenge is unlikely to abate in the short to medium term. We continue to focus on cost containment and other value creating measures as a means to counter these challenges. At the same time, we continue to enhance our R&D platform in order to safeguard and accelerate profitable growth also in the longer term.

Strengthening R&D

R&D spend accelerated during Q3 2007/08, growing organically at 17% Y/Y in currency adjusted terms, as we continue to strengthen our knowledge and innovation platform. We have been hiring further key research staff particularly at Genencor, not least with an eye to expanding our bioethanol opportunity.

Focus on NWC improvements

RONOA came in at 18.2%, up from 17.8% after Q3 2006/07. This progress came through thanks to RONOA improvements in previous quarters. It remains a priority for us to improve our NWC which is being negatively impacted especially by increasing raw material prices.

New Shanghai and Delhi facilities

We are now ready to open our Shanghai Research Center, bringing together a wide range of our R&D, sales and innovation activities. The centre will be inaugurated in early April, and staffing has been progressing very well. In India, we recently announced plans to address the functional systems upside in that market by opening a dedicated facility in New Delhi; meanwhile our adjacent former

Flavour factory has been converted into a Genencor blending and distribution site. The new joint site was inaugurated in March.

Firmenich sales synergies coming through

Our partnership agreement with Firmenich is progressing well. Sales synergies have now started to materialise on both sides of the partnership, and we remain confident about the strategic rationale of the platform that we have built with Firmenich. Meanwhile, the transitional production that we have carried out for our Swiss partner is now coming to an end.

Further enhancement of our customer relationships

Rising input costs represent an even greater challenge to some of our customers than they do to us, and we see opportunities in helping our customers addressing the issue of cost-cutting through reformulations and other measures. We recently published a comprehensive cross-segment cost-savings guide on Partnerweb, our exclusive website for premium customers, in order to further enhance our close relationship with customers as we manoeuvre through the current volatile operating environment.

Product segments

Bio Ingredients

(DKKm)	Q3 2007/08	Q3 2006/07	YTD 2007/08	YTD 2006/07
Revenue	**1,364**	**1,282**	**4,084**	**3,940**
Growth (%)	6	(1)	4	3
Organic growth (%)	12	4	7	6
EBIT	**187**	**144**	**624**	**559**
EBIT margin (%)	13.7	11.2	15.3	14.2

Double-digit growth

Growth in our Bio Ingredients division accelerated during Q3 2007/08, resulting in organic growth of 12% for the quarter and 7% YTD. Both Cultures and Genencor saw double-digit, volume-driven growth over the period.

Genencor growing fast in US bioethanol

Genencor reported growth in all business units excluding Textiles. Feed enzyme growth rates remained at particularly high levels for all major product lines, whilst fermentation alcohol enzymes (used primarily in bioethanol production) are rapidly regaining momentum and are catching up with market growth rates in the dominant North American segment. Our Fabric & Household Care business unit (including detergents) recorded moderate growth for the quarter. In food enzymes, our baking enzyme G4 which was launched in 2007 is starting to report successes at new bakery accounts and has seen excellent opportunities in the tortilla segment in particular. Genencor is also continuing to harvest solid improvements in productivity.

Genencor enzyme in Creutzfeldt-Jakob inactivating patent

Genencor announced in March that the UK Health Protection Agency had been awarded a US patent for inactivating prions causing various forms of transmissible diseases, including the human variant Creutzfeldt-Jakob disease, on surgical instruments. This solution was developed in conjunction with Genencor, and the patented method uses our Prionzyme™ prion-degrading enzyme. We are now moving on to commercialise this solution.

Broad-based growth in Cultures

Cultures saw healthy growth rates across all major business units. Demand in our smaller Cultures businesses – dietary supplements and dairy enzymes – was especially favourable, but it is also encouraging to us that our dairy cultures and food protection units delivered attractive growth rates again this quarter.

Cultures is progressing well in its production upgrade of the Madison plant which will facilitate further growth acceleration in the North American market through new launches.

Margin increase due to last year's one-time cost

In Q3 2007/08, Bio Ingredients reported a 2.5 percentage point EBIT margin expansion Y/Y, to 13.7%. This improvement was driven by the fact that a DKK 40 million one-time cost item relating to the SPEZYME® ETHYL court case was booked during Q3 2006/07, as previously reported. The underlying margin in Bio Ingredients was in fact squeezed by factors such as higher input costs, a changed product mix and the expected increase in R&D spend.

Texturants & Sweeteners

(DKKm)	Q3 2007/08	Q3 2006/07	YTD 2007/08	YTD 2006/07
Revenue	**1,630**	**1,648**	**5,057**	**5,122**
Growth (%)	(1)	1	(1)	4
Organic growth (%)	3	4	1	5
EBIT	**155**	**201**	**598**	**630**
EBIT margin (%)	9.5	12.2	11.8	12.3

Our Texturants & Sweeteners (T&S) division recorded 3% organic growth for the quarter, reflecting widely different performance trends by product area.

Strong topline momentum for Emulsifiers

Emulsifiers saw solid revenue growth during Q3 2007/08 driven primarily by price increases as the hikes introduced during 2007 to compensate for rising input costs have now started to come through. We expect continued strong topline momentum over the coming quarters for this business area. The negative volume momentum that we experienced during H1 2007/08 as a result of our determination to move the emulsifier market to higher price levels has generally subsided. In Gums & Systems, ice cream blends rebounded after a challenging first half of the year, albeit with great regional variances.

Xylitol recovery slower than targeted

Meanwhile, we are experiencing weak revenue momentum in Sweeteners, not least in xylitol. We have lost one major customer due to reformulation as a result of last year's xylose supply crisis. Generally, new customer-driven xylitol applications and launches have been slower than expected in taking off, while at the same time we are seeing an increased level of available capacity stemming from Chinese xylitol producers. These factors do not alter our confidence in the underlying strength of our Sweeteners business, but the delay in demand does represent a short to medium term challenge to us. Some Sweeteners segments like Rare Sugars and Pharma performed strongly this quarter.

Margin pressure shows no sign of abating

In Q3 2007/08, the T&S division reported an EBIT margin of 9.5%, a 2.7 percentage point decrease Y/Y. The key reason for this decline, aside from the above-mentioned deteriorating revenue momentum in Sweeteners, is the unrelenting and unprecedented surge in input costs, especially for our Emulsifiers business. Viewed in isolation, we estimate that rising raw material costs have added around DKK 175 million to our T&S cost base this financial year. Rising energy prices are also taking their toll.

Further price increases crucial

Therefore, we continue to chase the curve in terms of getting compensated for higher costs through price increases, and even at stable input price levels it would take some time for us to be fully compensated for these cost increases. Clearly, in this operating environment, notable price increases remain at the top of our agenda as we are determined to defend our profits also in the coming year.

Innovation driving our industry leadership

Whilst margins remain a top-of-mind issue for us, we must continue to drive innovation and search incessantly for new opportunities in all aspects of our business. For example, following its FDA approval we are seeing keen interest in the prebiotic benefits of Litesse®, which is being promoted as part of our weight management platform in Health & Nutrition.

Abitec acquisition

In January, we announced plans to acquire Abitec, the UK emulsifier arm of ABF Ingredients; this acquisition is still pending approval by the relevant competition authorities.

Expenses and revaluation of xanthan site in Melle

The xanthan business continues to experience healthy market demand but production costs have been under pressure. As a result, we have commenced a restructuring of the energy supply system at our site in Melle, France (acquired as part of the Rhodia deal in 2004), with the aim to optimise energy supplies. Related costs will be expensed following the termination of our supply agreement with Rhodia, whilst at the same time we will revaluate related fixed assets and goodwill at the Melle xanthan facility. Of around DKK 85 million in one-off costs relating to Melle, to be booked in Q4 2007/08, around two-thirds are non-cash items.

Geographic segments

(DKKm)	Q3 2007/08	Q3 2006/07	YTD 2007/08	YTD 2006/07
Revenue				
Europe	1,167	1,142	3,591	3,568
North America	794	798	2,436	2,517
Latin America	316	291	920	866
Asia-Pacific	550	550	1,695	1,680
Rest of the world	159	140	473	414
Total	**2,986**	**2,921**	**9,115**	**9,045**
Organic growth (%)				
Europe	3	1	1	6
North America	11	0	5	3
Latin America	12	5	8	8
Asia-Pacific	4	11	4	9
Rest of the world	11	16	14	9
Total	**6**	**4**	**4**	**6**

Europe

In Europe, Ingredients sales grew organically by 3% in Q3 2007/08, driven by solid growth in Bio Ingredients and a decline in T&S sales. In Bio Ingredients, both Cultures and Genencor showed good growth, although Cultures grew particularly well. Enzyme sales to the dormant European grain-based ethanol market were weak but are now at an insignificant level in terms of Genencor's overall performance. The negative growth in T&S was exclusively driven by declining sales in Eastern Europe. This was due to reformulation by one major customer within xylitol.

North America

Sales in North America developed very well, growing organically at 11% Y/Y. All major business areas contributed to this healthy growth. Genencor's revenues performed particularly well over the quarter, also excluding the fast-growing bioethanol segment. One of the few exceptions to the generally positive revenue trend in North America was ice cream blends where the entire sector remains weak.

Asia-Pacific

Asia-Pacific grew by 4% in the quarter, which marked an improvement over the previous quarter. Growth was distributed fairly evenly between the main business segments, and growth in China was particularly healthy at double-digit growth rates. Genencor started to see a rebound in growth.

Latin America

Latin America performed above-target during Q3 2007/08, posting organic growth of 12%. Both T&S and Bio Ingredients showed solid growth rates, although growth rates for Bio Ingredients were particularly healthy.

Rest of the world

The rest of the world, which accounts for around 5% of Ingredients sales, came in at double-digit organic growth mainly due to good performance by Texturants & Sweeteners, whilst Genencor was still hurt by our previous Indian distributor being acquired by a competitor.

Organisational changes

Adjusting our Ingredients organisation

We have decided to adjust our Ingredients organisation as per 1 May 2008, thus aligning our platform with the ongoing strategy process and further enhancing our agility and focus on Health and Nutrition.

Evaluating "Unfolding the potential"

Danisco is currently undergoing a transformation, as demonstrated by our decision to divest Flavours in 2007 and the acceleration of our spin-off process of Sugar. Internally, we implemented a simplified organisational structure in November 2006 as part of our "Unfolding the potential" plan, the results of which we have evaluated. Our conclusion is that it has brought about the targeted results in regards to Genencor, Cultures and our global sales and applications organisation SAFI. Meanwhile, Texturants & Sweeteners has been facing two issues. Firstly, its relative size creates an unbalanced organisation in light of the sale of Flavours and separation of Sugar and, secondly, the benefits that we have harvested from creating T&S have not fully lived up to our expectations.


DANISCO A/S
FOOD INGREDIENTS
GENENCOR
Enablers
Bio Actives
Emulsifiers Division
Gums & Systems Division
Genencor Division
Sales & Application Food Ingredients (SAFI)

Executive Committee (EC): Tom Knutzen, Søren Bjerre-Nielsen, Mogens Granborg, Fabienne Saadane-Oaks, Ole Søgaard Andersen, Stina Bjerg Nielsen and Tjerk de Ruiter

New Food Ingredients operating segment

Under the new organisational structure, SAFI will continue as today. A new Food Ingredients operating segment will bring together our four food ingredient divisions, while Genencor will also be reporting as a separate operating segment.

Bio Actives: Sweeteners and Cultures – further strengthening Health & Nutrition focus

Sweeteners and Cultures will operate as divisions reporting to Food Ingredients but will also be part of Bio Actives that will bring together our health claim ingredients (e.g. pre- and probiotics) under one umbrella, allowing us to generate further growth synergies from their joint strategic platform. Sweeteners will continue to be operated by Nicholas Dunning, while Cultures will continue to be headed by Fabienne Saadane-Oaks. Mr Dunning will be reporting to Mrs Saadane-Oaks.

Enablers: Emulsifiers and G&S

Our Emulsifiers division will continue to be headed by Martin Klavs Nielsen who will furthermore assume the responsibilities of Ingredients' engineering and process development activities that target synergies across our Food Ingredients business. Meanwhile, Mikael Sternberg Christiansen will be joining Danisco as per 1 April 2008 to assume responsibility for the Gums & Systems (G&S) division; the former head of G&S, Anders Wilhjelm, has announced that he will be leaving Danisco to join GEA. Mr Christiansen will also be heading our cross-divisional, non-strategic procurement initiatives. As a result, the T&S division will cease to exist, and on that basis Torben Svejgård will be leaving Danisco at the end of May 2008. Danisco is

T&S will cease to exist

thankful to Mr Svejgård for his important contribution to the company over the past 16 years. Emulsifiers and G&S will report to Tom Knutzen under the name of Enablers.

Our CTO Leif Kjærgaard, who had planned his retirement by the end of 2008, has chosen to bring forward his retirement in light of the organisational changes, although he will continue his engagement in a number of projects. The majority of Dr Kjærgaard's responsibilities will be taken over by Dr Andrew Morgan as per 1 May.

As a result, Danisco's Executive Committee – the main role of which is to coordinate the group's performance and overall strategy - will from 1 May 2008 consist of the following members: Tom Knutzen, Søren Bjerre-Nielsen, Mogens Granborg, Fabienne Saadane-Oaks, Ole Søgaard Andersen, Stina Bjerg Nielsen and Tjerk de Ruiter.

Financial shared service centre in Bratislava

We continue to seek out opportunities for optimising our cost base in all parts of our business. For example, we recently announced plans to open an internal financial shared service centre in Bratislava, Slovakia, to handle the majority of financial transaction processing currently managed out of our Brabrand site in Denmark. We expect the new centre to leverage on experience from previous successful pilot projects in Denmark and South America and thus extend on the experience of these competencies.

Sugar

(DKKm)	Q3 2007/08	Q3 2006/07	YTD 2007/08	YTD 2006/07
Revenue	**1,739**	**1,587**	**5,050**	**5,210**
Growth (%)	10	(19)	(3)	(11)
EBITDA	**229**	**171**	**717**	**681**
EBITDA margin (%)	13.2	10.8	14.2	13.1
EBIT	**123**	**80**	**449**	**410**
EBIT margin (%)	7.1	5.0	8.9	7.9
RONOA (%)	**12.7**	**12.3**	**12.7**	**12.3**
Net working capital	2,046	1,614	2,046	1,614
Net non-current assets	3,166	3,514	3,166	3,514
Net operating assets	5,212	5,128	5,212	5,128
Goodwill	1,339	1,346	1,339	1,346
Invested capital	6,551	6,474	6,551	6,474

Performance exceeding our expectations

Sugar's performance exceeded our expectations in Q3 2007/08. Revenue for the quarter came in 10% ahead of last year despite the challenging EU sugar market conditions, driven by better industry, non-quota and non-EU volumes albeit at generally lower prices. Meanwhile our EBIT margin expanded to 7.1%, up 2.1 percentage points Y/Y. As previously announced, Q3 2006/07 included restructuring levy charges of DKK 105 million.

We have increased our long-term targets

On 4 March 2008, we lifted our long-term financial targets for Danisco Sugar. We now expect revenue of at least DKK 6.0 billion and an EBIT margin (before special items and share-based payments) of at least 10% once the EU sugar reform has been fully implemented; we previously targeted a margin of at least 10% on revenue of DKK 5.0-5.5 billion.

Greater EU sugar market clarity

The main reason for our long-term target upgrade is the greater clarity that we see regarding the EU sugar regime reform. On 26 February 2008, the European Commission announced not only substantial voluntary quota surrender by the EU sugar industry but also clear targets for further quota reductions that we expect will bring about balance between demand and supply into the EU sugar market. We see the Commission's announcement as a major step towards a more stable sugar market in Europe. In addition, we are encouraged by a stronger feed and molasses market, and the results of the successful restructuring of our sugar business have started to materialise. We expect to announce a quota cut of around 5% by 31 March 2008 following discussions with the beet growers.

As a result, we expect to book positive net special items in Sugar – including compensation and writedowns relating to the announced and planned quota withdrawals – of at least DKK 200 million in full year 2007/08.

Formally commencing separation of Sugar

Also as a result of the greater certainty regarding Sugar's long-term prospects, we have now formally commenced the process of separating Danisco Sugar from Danisco that we outlined at the time of our AGM in August 2007. Our primary objective remains an independent listing of Danisco Sugar; we expect this to happen by the end of the current calendar year, unless an outright sale of the business proves to be more value enhancing. We are confident that a tax-free spin-off – where our current shareholders would receive one share in Danisco Sugar for each Danisco share – can be achieved; formal discussions with the relevant tax authorities are still ongoing.

Regardless of the outcome of the separation process, we will ask our shareholders to approve either the spin-off or sale at a general meeting.

Preliminary outlook for 2008/09

In order to enhance transparency in this challenging transitional year for the EU sugar industry, we decided to provide a preliminary financial outlook for Sugar for 2008/09 already at this stage, including expected revenue of around DKK 7.0 billion and EBIT (before special items and share-based payments) of between DKK 400 million and DKK 450 million.

For further information, please refer to our Stock Exchange Notice no. 1/2008.

Outlook for 2007/08

Assumptions underlying the outlook for 2007/08

We upgrade our Group outlook for operations for the financial year 2007/08 based on the current energy and raw material prices. Our currency and interest rate assumptions are specified below.

Revenue

Revenue is expected at at least DKK 18.8 billion (previously at around DKK 18.8 billion).

- Ingredients: At around DKK 12.1 billion (unchanged), corresponding to around 4% organic growth. Compared to 2006/07, the outlook is impacted by an approximately DKK 450 million negative currency effect, primarily due to the weak USD.
- Sugar: At least DKK 6.75 billion (previously at around DKK 6.75 billion).

EBIT before special items and share-based payments

EBIT is expected to come in above DKK 2.0 billion (previously at least DKK 1.95 billion).

- Ingredients: Around DKK 1,575 million (previously at around DKK 1.6 billion). Compared to 2006/07, the outlook is impacted by a DKK 70 million negative currency effect, primarily due to the weak USD.
- Sugar: At around DKK 600 million (previously at around DKK 500 million).

Special items

Special items are expected to amount to a net income of around DKK 100 million (previously a net expense of around DKK 25 million). The two main items are at least DKK 200 million in net income relating to Sugar (see page 12) and expenses of at least DKK 100 million from Ingredients relating primarily to Melle (see page 9).

Tax

We expect a tax rate of 31% (unchanged).

Profit expectations

Profit from continuing operations before share-based payments is expected at around DKK 1.2 billion (previously at around 1.05 billion). Profit from discontinued operations is estimated to be over DKK 450 million after tax related to the divestment of the Flavours activities (unchanged). Profit for the year before share-based payments is subsequently expected above DKK 1.6 billion (previously at around DKK 1.5 billion).

Investments

We still expect our total capex requirements to amount to around DKK 1.2 billion for the full financial year, excluding the effects of sugar quota reductions and purchases.

Currency and interest assumptions

USD assumptions

The outlook for 2007/08 is based on a USD rate of DKK 5.01 on 31 January 2008, with an average exchange rate in 2006/07 of DKK 5.77. On 25 March 2008, the USD rate was DKK 4.79.

Exchange rate sensitivity

The calculation of sensitivity to changes in the USD rate includes currencies that correlate with the USD. A change in the USD rate of DKK 1.00 and the same relative change in USD-related currencies will cause a change in full-year revenue of around DKK 700 million and in EBIT of around DKK 100 million.

Interest rate sensitivity

At the end of January 2008, the Group's average interest rate duration was 3.7 years and 54% of the Group's loans were based on fixed interest rates. A change in interest rates of 1% on an annual basis would – viewed in isolation – impact the Group's interest expenses by around DKK 44 million.

Risk factors

The forward-looking statements contained in this announcement, including expected revenue and earnings performance, inherently involve risks and uncertainties that could be materially affected by factors such as global economic matters, including interest rate and currency movements, fluctuations in raw material prices, production-related problems, breach or unexpected termination of contracts, price reductions resulting from market-driven price reductions, market acceptance of new products and launches of rivalling products. Danisco is only obliged to update and adjust the stated expectations in so far as this is required by law, including the Danish Securities Trading Act.

Other information

Accounting policies etc.
The accounting policies are unchanged from 2006/07.

In the case of discrepancies between the Danish and English versions of the Announcement of Results, the Danish version prevails.

Share buyback programme
The share buyback programme launched on 2 July 2007 was concluded on 14 December 2007 as previously announced. 1,248,200 shares were purchased, corresponding to 2.55% of the share capital. The average share price was DKK 400.58 per share, equivalent to a total of DKK 500 million. The shares are expected to be cancelled at the next Annual General Meeting on 20 August 2008.

Share-based payments
The total number of outstanding options amount to 1,996,617, equivalent to 4.08% of the Company's share capital. The cost of these programmes is in line with IFRS expensed in the income statement on an ongoing basis.

Information meeting
This Announcement of Results is also available at www.danisco.com. The meeting for institutional investors, equity analysts and the press to be held today at 3 pm can be followed on the above website.

Financial calendar

Date		Reporting period
26 May	2008	IR quiet period starts for Q4
23 June	2008	Q4 results
17 August	2008	IR quiet period starts for Q1
20 August	2008	Annual General Meeting 2008
18 September	2008	Q1 results
17 November	2008	IR quiet period starts for Q2
16 December	2008	Q2 results
19 February	2009	IR quiet period starts for Q3
18 March	2009	Q3 results
25 May	2009	IR quiet period starts for Q4
24 June	2009	Q4 results

For further information:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations, tel.: + 45 3266 2913, info@danisco.com

Management's statement

The Board of Directors and the Executive Board have considered and approved the interim report for the period 1 May 2007 – 31 January 2008 of Danisco A/S.

The interim report, which is unaudited, has been prepared in accordance with the International Financial Reporting Standards (IFRS) as adopted by the EU and Danish disclosure requirements governing interim financial reporting for listed companies. In our opinion, the interim report gives a true and fair view of the Group's assets, liabilities, financial position, cash flows and results of operations.

26 March 2008

Board of Directors

Anders Knutsen, Chairman

Jørgen Tandrup, Deputy Chairman

Håkan Björklund

Kirsten Drejer

Lis Glibstrup

Peter Højland

Flemming Kristensen

Bent Willy Larsen

Matti Vuoria

Executive Board

Tom Knutzen, CEO

Søren Bjerre-Nielsen

Mogens Granborg

Income statement 1 May 2007 - 31 January 2008

(DKKm)	Q3 2007/08	Q3 2006/07	YTD 2007/08	YTD 2006/07
Revenue	**4,642**	**4,443**	**13,955**	**14,059**
Cost of sales	(3,108)	(2,927)	(9,193)	(9,312)
Gross profit	**1,534**	**1,516**	**4,762**	**4,747**
Research and development expenses	(203)	(188)	(554)	(532)
Distribution and sales expenses	(668)	(639)	(1,945)	(1,870)
Administrative expenses	(296)	(305)	(836)	(907)
Other operating income	93	39	165	83
Other operating expenses	(1)	(50)	(7)	(67)
Share-based payments	20	(6)	44	12
Operating profit before special items	**479**	**367**	**1,629**	**1,466**
Special items	(1)	(18)	30	(104)
Operating profit	**478**	**349**	**1,659**	**1,362**
Net financial expenses	(95)	(150)	(299)	(377)
Profit before tax	**383**	**199**	**1,360**	**985**
Income tax expense	(119)	(58)	(432)	(285)
Profit for the period from continuing operations	**264**	**141**	**928**	**700**
Profit for the period from discontinued operations	-	22	457	106
Profit for the period	**264**	**163**	**1,385**	**806**
Distribution of profit for the period				
Equity holders of the parent	258	153	1,360	782
Minority interests	6	10	25	24
Total	**264**	**163**	**1,385**	**806**
Earnings per share in DKK				
EPS	5.44	3.14	28.24	16.05
DEPS	5.43	3.13	28.17	15.95
EPS from continuing operations	5.44	2.70	18.76	13.89
DEPS from continuing operations and before special items	5.45	2.97	18.29	15.37

Cash flow statement 1 May 2007 - 31 January 2008

(DKKm)	Q3 2007/08	Q3 2006/07	2007/08	2006/07
Cash flow from operating activities				
Operating profit before special items from continuing operations	479	367	1,629	1,466
Depreciation and writedowns	286	293	797	811
Adjustments	(84)	62	(132)	59
Share-based payments paid	(1)	(15)	(25)	(72)
Special items paid	(1)	(18)	30	(103)
Change in working capital	(1,042)	(967)	(255)	673
Interest received	137	47	392	179
Interest paid	(244)	(180)	(684)	(540)
Corporation tax paid	(169)	(150)	(424)	(352)
Cash flow from operating activities	**(639)**	**(561)**	**1,328**	**2,121**
Cash flow from investing activities				
Purchase of enterprises and activities	-	-	(20)	(61)
Purchase of property, plant and equipment	(247)	(318)	(748)	(840)
Sale of property, plant and equipment	98	11	126	57
Purchase of intangible assets	(15)	(43)	(49)	(108)
Sale of intangible assets	8	6	10	19
Sale of financial assets	(1)	(9)	25	51
Cash flow from investing activities	**(157)**	**(353)**	**(656)**	**(882)**
Free cash flow	**(796)**	**(914)**	**672**	**1,239**
Cash flow from financing activities				
Change in financial liabilities	971	708	(2,884)	(1,107)
Acquisition of treasury shares	(101)	(24)	(543)	(123)
Sale of treasury shares	-	11	30	87
Dividends paid	-	-	(361)	(328)
Change in minority interests	1	-	(61)	(31)
Cash flow from financing activities	**871**	**695**	**(3,819)**	**(1,502)**
Cash flow from discontinued operations	**(10)**	**120**	**3,295**	**206**
Decrease/increase in cash and cash equivalents	**65**	**(99)**	**148**	**(57)**
Cash and cash equivalents at start of period	452	449	372	411
Exchange adjustment of cash and cash equivalents	(1)	(4)	(4)	(8)
Cash and cash equivalents at end of period	**516**	**346**	**516**	**346**

Net interest bearing debt

(DKKm)	Q3 2007/08	Q3 2006/07	2007/08	2006/07
Specification of net interest bearing debt				
Non-current mortgage and credit institutions debt	4,289	6,985	4,289	6,985
Current mortgage and credit institutions debt	5,335	5,410	5,335	5,410
Interest bearing debt	**9,624**	**12,395**	**9,624**	**12,395**
Other interest bearing receivables or debt	13	14	13	14
Cash and cash equivalents	(516)	(346)	(516)	(346)
Net interest bearing debt	**9,121**	**12,063**	**9,121**	**12,063**
Change in net interest bearing debt				
Net interest bearing debt beginning of period	**8,407**	**11,324**	**12,222**	**13,224**
Exchange adjustment of opening value etc.	(45)	(63)	(175)	(111)
Net financial liabilities divested	(146)	-	150	-
Change in financial liabilities	971	708	(2,884)	(1,107)
Decrease/increase in cash and cash equivalents	(65)	99	(148)	57
Non-interest bearing financial liabilities, reversed	13	1	(119)	1
Other movements	(14)	(6)	75	(1)
Net interest bearing debt end of period	**9,121**	**12,063**	**9,121**	**12,063**

Statement of recognised income and expense

(DKKm)	31 January 2008	31 January 2007	30 April 2007
Consolidated profit including discontinued	**1,385**	**806**	**1,079**
Foreign exchange rate adjustment of subsidiaries and associates	(483)	(134)	(418)
Hedging of future transactions for the period	(214)	(47)	(97)
Tax on items recognised directly in equity	53	9	8
Other movements in equity	3	7	34
Net income recognised directly in equity	**(641)**	**(165)**	**(473)**
Total recognised income and expense	**744**	**641**	**606**

Balance sheet 31 January 2007

(DKKm)	31 January 2008	31 January 2007	30 April 2007
Assets			
Goodwill	8,859	10,584	10,399
Other intangible assets	1,285	1,240	1,213
Property, plant and equipment	8,065	8,694	8,693
Financial assets	596	965	791
Total non-current assets	**18,805**	**21,483**	**21,096**
Inventories	6,393	6,352	5,371
Receivables	4,081	4,068	4,546
Cash and cash equivalents	516	346	372
Total current assets	**10,990**	**10,766**	**10,289**
Total assets	**29,795**	**32,249**	**31,385**
Equity and liabilities			
Share capital	979	979	979
Other reserves	11,531	11,689	11,665
Equity attributable to equity holders of the parent	**12,510**	**12,668**	**12,644**
Minority interests	263	310	305
Total equity	**12,773**	**12,978**	**12,949**
Non-current liabilities	6,304	9,315	8,456
Current liabilities	10,718	9,956	9,980
Total liabilities	**17,022**	**19,271**	**18,436**
Total equity and liabilities	**29,795**	**32,249**	**31,385**
Changes in equity			
Equity at beginning of period	**12,949**	**12,726**	**12,726**
Total recognised income and expense	**744**	**641**	**606**
Dividends paid to shareholders	(361)	(328)	(328)
Dividends paid to minority interests	(61)	(32)	(32)
Capital increase	6	1	1
Sale of activity	(6)	-	-
Share-based payments	14	6	12
Buyback of shares	(542)	(123)	(123)
Sale of treasury shares	30	87	87
Total change in equity	**(176)**	**252**	**223**
Equity at end of period	**12,773**	**12,978**	**12,949**
Other balance sheet data			
Net interest-bearing debt	9,121	12,063	12,222
Net operating assets	14,450	15,124	15,444
Invested capital	23,309	25,708	25,843

Top line growth in Ingredients

(%)	Total	Currency	Acquisitions	Organic	Sales distribution
Sales growth by division					
Q3 2007/08 vs. Q3 2006/07					
Bio Ingredients	6	(6)	0	12	45
Texturants & Sweeteners	(1)	(4)	0	3	55
Total	**2**	**(4)**	**0**	**6**	**100**
2007/08 vs. 2006/07					
Bio Ingredients	4	(3)	0	7	45
Texturants & Sweeteners	(1)	(3)	1	1	55
Total	**1**	**(3)**	**0**	**4**	**100**
Sales growth by geography					
Q3 2007/08 vs. Q3 2006/07					
Europe	2	(1)	0	3	39
North America	(1)	(12)	0	11	27
Latin America	9	(3)	0	12	11
Asia-Pacific	0	(4)	0	4	18
Rest of the world	13	(2)	4	11	5
Total	**2**	**(4)**	**0**	**6**	**100**
2007/08 vs. 2006/07					
Europe	1	0	0	1	39
North America	(3)	(8)	0	5	27
Latin America	6	(2)	0	8	10
Asia-Pacific	1	(4)	1	4	19
Rest of the world	16	(1)	3	14	5
Total	**1**	**(3)**	**0**	**4**	**100**

Holding of treasury shares

	Nominal value (DKK '000)	Number	% of share capital
Holding at 1 May 2007	3,303	165,146	0.34
Purchase	26,964	1,348,200	2.76
Sale, exercise of share options	(1,471)	(73,569)	(0.15)
Holding at 31 January 2008	**28,796**	**1,439,777**	**2.94**

Quarterly key figures based on proforma balance

(DKKm)	2006/07					2007/08				
	Q1	Q2	Q3	Q4	YTD	Q1	Q2	Q3	Q4	YTD
Income statement										
Revenue	**4,866**	4,750	**4,443**	**4,743**	**18,802**	**4,672**	**4,641**	**4,642**	-	**13,955**
EBITDA before special items	**895**	721	**627**	**835**	**3,078**	**849**	**806**	**766**	-	**2,421**
Share-based payments	56	(38)	(6)	9	21	21	3	20	-	44
Operating profit before special items	**635**	**464**	**367**	**568**	**2,034**	**599**	**551**	**479**	-	**1,629**
Special items	(15)	(71)	(18)	(75)	(179)	-	31	(1)	-	30
Operating profit	**620**	**393**	**349**	**493**	**1,855**	**599**	**582**	**478**	-	**1,659**
Net financial expenses	(93)	(134)	(150)	(129)	(506)	(105)	(99)	(95)	-	(299)
Profit before tax	**527**	**259**	**199**	**364**	**1,349**	**494**	**483**	**383**	-	**1,360**
Profit for the period from continuing operations	**375**	**184**	**141**	**240**	**940**	**336**	**328**	**264**	-	**928**
Profit for the period from discontinued operations	**48**	**36**	**22**	**33**	**139**	**457**	-	-	-	**457**
Profit attributable to equity holders of the parent	**414**	**215**	**153**	**276**	**1,058**	**785**	**317**	**258**	-	**1,360**
Cash flow from operating activities	**1,436**	**1,246**	**(661)**	**82**	**2,203**	**1,376**	**591**	**(639)**	-	**1,328**
Net investments in property, plant and equipment	(218)	(260)	(307)	(360)	(1,143)	(207)	(266)	(149)	-	(622)
Net investments in intangible assets	(25)	(27)	(37)	(41)	(130)	(16)	(16)	(7)	-	(39)
Purchase and sale of enterprises and activities	-	(61)	-	1	(60)	-	(20)	-	-	(20)
Purchase and sale of financial assets	66	(6)	(9)	(15)	36	30	(4)	(1)	-	25
Free cashflow	**1,261**	**892**	**(914)**	**(333)**	**906**	**1,183**	**285**	**(796)**	-	**672**
Balance sheet										
Assets	30,799	31,028	32,249	31,385	31,385	28,038	28,561	29,795	-	29,795
Equity attributable to equity holders of the parent	12,621	12,544	12,668	12,644	12,644	13,295	12,695	12,510	-	12,510
Equity	12,947	12,845	12,978	12,949	12,949	13,601	12,952	12,773	-	12,773
Net interest-bearing debt	11,968	11,324	12,063	12,222	12,222	8,077	8,407	9,121	-	9,121
Invested capital	23,143	22,441	23,259	23,462	23,462	22,876	22,697	23,309	-	23,309
Return on capital (%)										
ROIC	7.9	7.6	7.6	7.9	7.9	7.8	8.2	8.6	-	8.6
ROE	5.7	5.2	5.1	8.4	8.4	11.2	12.0	12.8	-	12.8
RONOA (%)*										
Ingredients	17.2	17.3	17.8	18.5	18.5	18.4	18.4	18.2	-	18.2
Sugar	14.5	14.1	12.3	11.4	11.4	11.3	11.9	12.7	-	12.7
Total	**15.0**	**14.8**	**14.4**	**14.5**	**14.5**	**14.5**	**14.8**	**15.3**	-	**15.3**
Net working capital										
Ingredients	3,262	3,127	3,193	3,184	3,184	3,537	3,497	3,568	-	3,568
Sugar	1,431	672	1,614	2,320	2,320	1,515	1,265	2,046	-	2,046
Unallocated	(16)	(17)	(24)	(22)	(22)	(19)	(17)	(16)	-	(16)
Total	**4,677**	**3,782**	**4,783**	**5,482**	**5,482**	**5,033**	**4,745**	**5,598**	-	**5,598**
Net non-current assets										
Ingredients	5,308	5,440	5,476	5,598	5,598	5,686	5,612	5,572	-	5,572
Sugar	3,674	3,651	3,514	3,046	3,046	2,956	3,220	3,166	-	3,166
Unallocated	191	212	207	216	216	84	119	114	-	114
Total	**9,173**	**9,303**	**9,197**	**8,860**	**8,860**	**8,726**	**8,951**	**8,852**	-	**8,852**
Net operating assets										
Ingredients	8,570	8,567	8,669	8,782	8,782	9,223	9,109	9,140	-	9,140
Sugar	5,105	4,323	5,128	5,366	5,366	4,471	4,485	5,212	-	5,212
Unallocated	175	195	183	194	194	65	102	98	-	98
Total	**13,850**	**13,085**	**13,980**	**14,342**	**14,342**	**13,759**	**13,696**	**14,450**	-	**14,450**
Goodwill										
Ingredients	7,949	8,013	7,933	7,777	7,777	7,776	7,658	7,520	-	7,520
Sugar	1,344	1,343	1,346	1,343	1,343	1,341	1,343	1,339	-	1,339
Unallocated	-	-	-	-	-	-	-	-	-	-
Total	**9,293**	**9,356**	**9,279**	**9,120**	**9,120**	**9,117**	**9,001**	**8,859**	-	**8,859**
Invested capital										
Ingredients	16,519	16,580	16,802	16,559	16,559	16,999	16,767	16,660	-	16,660
Sugar	6,449	5,666	6,474	6,709	6,709	5,812	5,828	6,551	-	6,551
Unallocated	175	195	183	194	194	65	102	98	-	98
Total	**23,143**	**22,441**	**23,259**	**23,462**	**23,462**	**22,876**	**22,697**	**23,309**	-	**23,309**

*) Calculated on a rolling 12-month basis.

Quarterly key figures based on proforma balance

(DKKm)	2006/07					2007/08				
	Q1	Q2	Q3	Q4	YTD	Q1	Q2	Q3	Q4	YTD
Revenue per division										
Bio Ingredients	1,318	1,340	1,282	1,269	5,209	1,364	1,356	1,364	-	4,084
Texturants & Sweeteners	1,773	1,701	1,648	1,769	6,891	1,772	1,655	1,630	-	5,057
Eliminations	(6)	(2)	(9)	(9)	(26)	(9)	(9)	(8)	-	(26)
Ingredients	**3,085**	**3,039**	**2,921**	**3,029**	**12,074**	**3,127**	**3,002**	**2,986**	-	**9,115**
Sugar	1,847	1,776	1,587	1,785	6,995	1,606	1,705	1,739	-	5,050
Eliminations	(66)	(65)	(65)	(71)	(267)	(61)	(66)	(83)	-	(210)
Total	**4,866**	**4,760**	**4,443**	**4,743**	**18,802**	**4,672**	**4,641**	**4,642**	-	**13,955**
Organic growth per division (%)										
Bio Ingredients	8	6	4	4	6	6	5	12	-	7
Texturants & Sweeteners	5	6	4	6	6	1	0	3	-	1
Total	**7**	**7**	**4**	**6**	**6**	**3**	**2**	**6**	-	**4**
Revenue per region										
Europe	1,261	1,165	1,142	1,190	4,758	1,258	1,166	1,167	-	3,591
North America	867	852	798	819	3,336	827	815	794	-	2,436
Latin America	277	298	291	283	1,149	294	310	316	-	920
Asia-Pacific	555	575	550	569	2,249	584	561	550	-	1,695
Rest of the world	125	149	140	168	582	164	150	159	-	473
Total	**3,085**	**3,039**	**2,921**	**3,029**	**12,074**	**3,127**	**3,002**	**2,986**	-	**9,116**
Organic growth per region (%)										
Europe	8	8	1	0	4	0	0	3	-	1
North America	5	3	0	4	3	2	4	11	-	5
Latin America	18	3	5	20	11	6	7	12	-	8
Asia-Pacific	4	11	11	6	8	7	1	4	-	4
Rest of the world	(3)	15	16	34	15	34	2	11	-	15
Total	**7**	**7**	**4**	**6**	**6**	**3**	**2**	**6**	-	**4**
EBITDA before special items										
Ingredients	609	552	502	600	2,263	628	582	514	-	1,724
Sugar	265	245	171	267	948	232	256	229	-	717
Unallocated	(35)	(38)	(40)	(41)	(154)	(32)	(35)	3	-	(64)
Subtotal	**839**	**759**	**633**	**826**	**3,057**	**828**	**803**	**746**	-	**2,377**
Share-based payments	56	(38)	(6)	9	21	21	3	20	-	44
Total	**895**	**721**	**627**	**835**	**3,078**	**849**	**806**	**766**	-	**2,421**
EBITDA margin (%)										
Ingredients	19.7	18.2	17.2	19.8	18.7	20.1	19.4	17.2	-	18.9
Sugar	14.3	13.8	10.8	15.0	13.6	14.4	15.0	13.1	-	14.2
Total	**18.4**	**15.2**	**14.1**	**17.6**	**16.4**	**18.2**	**17.4**	**16.5**	-	**17.3**
Operating profit before special items										
Bio Ingredients	219	196	144	180	739	231	206	187	-	624
Texturants & Sweeteners	231	198	201	260	890	235	208	155	-	598
Central R&D	(8)	(9)	(11)	(9)	(37)	(5)	(5)	(7)	-	(17)
Ingredients	**442**	**385**	**334**	**431**	**1,592**	**461**	**409**	**335**	-	**1,205**
Sugar	175	155	80	171	581	151	175	123	-	449
Unallocated	(38)	(38)	(41)	(43)	(160)	(34)	(36)	1	-	(69)
Subtotal	**579**	**502**	**373**	**559**	**2,013**	**578**	**548**	**459**	-	**1,585**
Share-based payments	56	(38)	(6)	9	21	21	3	20	-	44
Total	**635**	**464**	**367**	**568**	**2,034**	**599**	**551**	**479**	-	**1,629**
EBIT margin (%)										
Bio Ingredients	16.6	14.6	11.3	14.2	14.2	16.9	15.2	13.7	-	15.3
Texturants & Sweeteners	13.0	11.6	12.2	14.7	12.9	13.3	12.6	9.5	-	11.8
Ingredients	**14.3**	**12.7**	**11.4**	**14.2**	**13.2**	**14.7**	**13.6**	**11.2**	-	**13.2**
Sugar	9.5	8.7	5.0	9.6	8.3	9.4	10.3	7.1	-	8.9
Total	**13.1**	**9.7**	**8.3**	**12.0**	**10.8**	**12.8**	**11.9**	**10.3**	-	**11.7**
Special items										
Ingredients	(15)	(66)	(8)	(82)	(171)	-	(6)	(1)	-	(7)
Sugar	-	-	(10)	(2)	(12)	-	37	-	-	37
Unallocated	-	(5)	-	9	4	-	-	-	-	-
Total	**(15)**	**(71)**	**(18)**	**(75)**	**(179)**	-	**31**	**(1)**	-	**30**

Result of discontinued operations

(DKKm)	Q3 2007/08	Q3 2006/07	YTD 2007/08	YTD 2006/07
Revenue	-	**355**	**292**	**1,162**
Cost of sales	-	(220)	(170)	(694)
Gross profit	-	**135**	**122**	**468**
Costs	-	**(103)**	**(82)**	**(314)**
Operating profit before special items	-	**32**	**40**	**154**
Special items	-	(2)	830	(6)
Operating profit	-	**30**	**870**	**148**
Net financials	-	-	-	-
Profit before tax	-	**30**	**870**	**148**
Income tax expense	-	(8)	(413)	(42)
Profit for the period from discontinued operations	-	**22**	**457**	**106**
Cash flow from discontinued operations				
Cash flow from operating activities	-	81	(38)	168
Cash flow from investing activities	(10)	35	3,315	31
Cash flow from financing activities	-	4	18	7
Total	**(10)**	**120**	**3,295**	**206**

Proforma balance sheet

(DKKm)	31 January 2008	31 January 2007	30 April 2007
Assets			
Goodwill	8,859	9,280	9,120
Other intangible assets	1,285	1,195	1,172
Property, plant and equipment	8,065	8,226	8,238
Financial assets	596	938	764
Total non-current assets	**18,805**	**19,639**	**19,294**
Inventories	6,393	5,915	4,937
Receivables	4,081	3,781	4,231
Assets held for sale	-	2,568	2,550
Cash and cash equivalents	516	346	372
Total current assets	**10,990**	**12,610**	**12,090**
Total	**29,795**	**32,249**	**31,384**
Equity and liabilities			
Share capital	979	979	979
Other reserves	11,531	11,689	11,665
Equity attributable to equity holders of the parent	**12,510**	**12,668**	**12,644**
Minority interests	263	310	305
Total equity	**12,773**	**12,978**	**12,949**
Non-current liabilities	6,304	9,304	8,550
Current liabilities	10,718	9,876	9,742
Liabilities held for sale	-	91	143
Total liabilities	**17,022**	**19,271**	**18,435**
Total	**29,795**	**32,249**	**31,384**

Assets and liabilities held for sale

(DKKm)	31 January 2008	31 January 2007	30 April 2007
Goodwill	-	1,304	1,279
Net non-current assets	-	501	485
Net working capital	-	645	616
Invested capital	-	**2,450**	**2,380**
Financial assets	-	27	27
Total	-	**2,477**	**2,407**
Assets held for sale	-	2,568	2,550
Liabilities held for sale	-	(91)	(143)
Total	-	**2,477**	**2,407**

Stock exchange notices

Notices issued in the past 12 months			
Date		**No.**	**Title**
17 April	2007	05	Patent dispute over SPEZYME® ETHYL settled as expected
2 May	2007	06	Warrant programme: Issue of new shares
2 May	2007	-	Updated Articles of Association with appendix 1
2 May	2007	07	Market rumours regarding sale of Flavour Division
3 May	2007	08	Danisco signs agreement on the divestment of Flavours and enters strategic partnership with Firmenich
1 June	2007	09	Announcement on the total number of voting rights and total share capital of the company
20 June	2007	10	Announcement of Results for 2006/07
20 June	2007	-	Danisco Annual Report 2006/07
21 June	2007	-	Insider trading
22 June	2007	-	Insider trading (3 notices)
25 June	2007	-	Insider trading (2 notices)
28 June	2007	-	Insider trading
2 July	2007	11	Share buyback initiated – divestment of Flavours implemented
9 July	2007	12	Share buyback
16 July	2007	13	Share buyback
23 July	2007	14	Share buyback
30 July	2007	15	Share buyback
2 August	2007	16	Warrant programme: Issue of new shares
2 August	2007	-	Updated Articles of Association with appendix 1
6 August	2007	17	Share buyback
9 August	2007	-	Notice convening AGM 2007
13 August	2007	18	Share buyback
20 August	2007	19	Share buyback
27 August	2007	20	Share buyback
29 August	2007	21	Excerpt of the Chairman's report at the Annual General Meeting on 29 August 2007
29 August	2007	22	Annual General Meeting of Danisco A/S held on 29 August 2007
30 August	2007	-	Updated Articles of Association with appendix 1
31 August	2007	23	Announcement on the total number of voting rights and total share capital of the company
3 September	2007	24	Share buyback
10 September	2007	25	Share buyback
17 September	2007	26	Share buyback
19 September	2007	27	Announcement of Results for Q1 2007/08
24 September	2007	28	Share buyback
27 September	2007	29	The EU takes key steps to restore sugar market balance
1 October	2007	30	Share buyback
8 October	2007	31	Share buyback
15 October	2007	32	Share buyback
22 October	2007	33	Share buyback
29 October	2007	34	Share buyback
5 November	2007	35	Share buyback
12 November	2007	36	Share buyback
19 November	2007	37	Share buyback
26 November	2007	38	Share buyback
3 December	2007	39	Share buyback
10 December	2007	40	Share buyback
17 December	2007	41	Share buyback
17 December	2007	42	Announcement of Results for Q2 2007/08

Post balance-sheet notices

Date		No.	Title
4 March	2008	1	Danisco increases outlook for Sugar and commences Sugar separation

For further information:
Danisco A/S
CVR no. 11350356
Langebrogade 1
P.O.Box 17
1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations, tel.: +45 3266 2913, info@danisco.com

4.


DANISCO
First you add knowledge...
Home
Contact us
Sitemap
Other webs
Products & Services
Investor Relations
Media Relations
Jobs & Career
About Danisco

RECEIVED
2008 JUL 31 P 2:-8
INTERNATIONAL CORPORATE FINANCE

← back to Media Relations

Text size: A A

▼ NEWS

28 March 2008 - 09:25

Danisco probiotics go multilingual on HOWARU.com website

Leading probiotic supplier tunes in to global markets as more food retailers and manufacturers choose HOWARU™

Danisco has responded to the accelerating global development of its turnkey HOWARU™ Premium Probiotics licensing concept by launching five new language versions of its HOWARU.com website.

Now available in Chinese, Dutch, English, French, German and Spanish, the website provides information of use to the growing number of HOWARU™ licensees in their marketing activities as well as to consumers.

"Clear communication of the HOWARU™ health benefits and the scientific documentation supporting them is essential to raise consumer awareness and sales of probiotic-containing products," says Nathalie Brosse, communication manager for Danisco Cultures Division.

"Our English website has served as a powerful communication tool for several years. With the addition of five new languages, HOWARU.com can better meet the needs of our licensees around the world and increase the end consumer understanding and awareness on probiotics."

The HOWARU™ licensing concept

HOWARU™ is a registered Danisco trademark licensed to selected retailers or food and dietary supplement manufacturers.

Marks & Spencer in the UK, Cheng Guan in China, Purity Milk in the US or Soprole in Chile are among the current licensees that market probiotic-containing products with the HOWARU™ logo.

The HOWARU™ range comprises three of the most documented probiotic strains commercially available, recognised for their immune-modulating properties and long-proven efficacy on gut health.

The whole concept is supported by a global educational programme and marketing activities targeting consumers, health professionals and scientists, specifically in those countries where Danisco has licensed its HOWARU™ trademark.

For more information, see www.howaru.com or contact nathalie.brosse@danisco.com.

▲ Top Print Mail a colleague about this page

Disclaimer Privacy policy © 2005 Danisco A/S Langebrogade

5.


DANISCO
First you add knowledge...
Home
Contact us
Sitemap
Other webs
Products & Services
Investor Relations
Media Relations
Jobs & Career
About Danisco

RECEIVED
2008 JUL 31 P 2:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

back to Media Relations

NEWS

Text size: A A

1 April 2008 - 09:00

Danisco Animal Nutrition Increases Price of Betafin Range

Prices will increase by 5%

Danisco Animal Nutrition announces a price increase for its Betafin range of feed betaine products. With immediate effect prices will increase by 5%. All prior contracts and commitments will be honoured and are unaffected by this price increase.

For further information, please contact:

Andrew Harker, Business Unit Director, Danisco Animal Nutrition
Tel: +44 (0) 1672 517777
Email: andrew.harker@danisco.com

Top Print Mail a colleague about this page

Disclaimer Privacy policy © 2005 Danisco A/S Langebrogade

6


DANISCO
First you add knowledge...
Home
Contact us
Sitemap
Other webs
Products & Services
Investor Relations
Media Relations
Jobs & Career
About Danisco
erts
ontacts
nents

← back to Media R

▾ NEWS

Text size: A A

2 April 2008 - 14:00

Enzyme technology significantly improves digestibility of DDGS

Pig producers looking to reduce feed costs by including DDGS in the feed formulation can use the latest developments in enzyme technology to improve nutrient digestibility, according to recent research from Danisco Animal Nutrition.

DDGS are highly fibrous and can be highly variable in nutrient availability. Insoluble fibres contained in DDGS hold water creating more bulk in the pig's gut, which can reduce feed intake and subsequent growth. These fibres also bind water-soluble nutrients and enclose them, so they are less available for digestion.

A trial conducted by the University of Illinois, USA, showed that adding both a new-generation phytase (Phyzyme® XP) together with a highly effective xylanase (Porzyme® 9300) to a corn-soy pig diet containing 20% corn DDGS significantly improved digestible energy by 5.6% (175 kcal/kg), ileal amino acid digestibility by around 4.5% and increased phosphorus digestibility from 22% to 51%.

"Feed prices are at an all time high. Now, more than ever, pig producers need to exploit technologies available to them to maximise margins," explains Dr Gary Partridge, Technical Services Director, Danisco Animal Nutrition. "Whilst DDGS is potentially a cost-effective and valuable feed ingredient, there are certain anti-nutritional factors which can limit its use in pig feed. We have a wealth of data to show that adding our specific xylanase to pig feeds containing highly fibrous grain by-products improves energy and nutrient digestibility and subsequent pig performance. In this trial, adding our xylanase together with a new generation phytase further improved nutrient digestibility compared to adding either xylanase or phytase individually," Dr Partridge concludes.

Danisco Animal Nutrition (www.danisco.com/animalnutrition), a business unit of leading global food ingredient specialist Danisco A/S (Denmark), pioneered the development and use of enzymes and betaine in animal nutrition. Its products are now widely used by poultry and pig producers throughout the world. The company's mission is to deliver innovative, sustainable solutions that increase efficiency and safety of the food production chain in an environmentally sensitive way.

For further press information, please contact:

Andrea Barletta,
Global Marketing Director,
Danisco Animal Nutrition
Tel: +44 (0) 1672 517777
Email: andrea.barletta@danisco.com

Julian Cooksley
Account Manager
Kendalls Communications
Tel: +44 (0) 1394 610022
Email: julian.cooksley@kendallscom.co.uk

Disclaimer Privacy policy © 2005 Danisco A/S Langebrogade

7

DANISCO

First you add knowledge...

Text size: A A

RECEIVED
2008 JUL 31 P 2:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

4 April 2008 - 16:31

Major shareholder announcement

On 4 April 2008, Danisco was notified by ATP that ATP and ATP Invest, Kongens Vænge 8, 3400 Hillerød, Denmark, has reduced their ownership in Danisco A/S.

Notice no.: 3/2008

Together, ATP and ATP Invest now hold 9.96% of the share capital and of the votes in Danisco A/S.

ATP's and ATP Invest's total holding is 4,874,912 shares of DKK 20, equivalent to a nominal value of DKK 95,698,240.00.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations, tel.: +45 3266 2913, info@danisco.com

Download the full release in English

Download the full release in Danish

Printed Thursday, 24 July 2008 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/stock+exchange+news/2008/investor_255_en.htm
© Danisco 2005. All rights reserved.


DANISCO
First you add knowledge...
Home
Contact us
Sitemap
Other webs
Products & Services
Investor Relations
Media Relations
Jobs & Career
About Danisco

RECEIVED
2008 JUL 31 P 2:43
OF INTERNATIONAL
CORPORATE FINANCE

← back to Media Relations

Text size: A A

▼ NEWS

10 April 2008 - 04:18

Danisco consolidates its presence in Shanghai - new centre to combine sales and research

Today's inauguration of Danisco Shanghai Center gives Danisco a strategic position in one of the world's biggest centres of growth, Eastern China.

The new centre will combine sales and application laboratories for the entire group as well as research facilities for its enzyme division Genencor. This USD 5 million investment will employ around 100 employees in 5,600 square meters, and reflects the group's intent to satisfy the needs of this fast-growing market for all of its businesses.

'I'm extremely pleased that we have now consolidated Danisco's expertise in Shanghai in one single spot. The centre will serve as an important springboard for our company's growth in China and the nearby region,' says Tom Knutzen, CEO of Danisco.

Two key aspects of the new centre located in Hongqiao International Business Park is the opportunity to work directly with the customers in our application laboratories, and that Danisco consolidates its enzyme research activities in Asia through its enzyme division, Genencor.

As a world leader in enzymes markets for textiles, bioethanol, food, animal feed, and detergents, Genencor is already strongly represented in China through its renovated manufacturing and applications facilities in Wuxi, outside Shanghai.

'Our similar centres in Singapore and France are a great success of how we as a group can deliver dedicated and tailor-made solutions to our regional customers, while minimising costs. It therefore felt natural to follow up on our success by establishing a centre in booming Shanghai, where many of our customers are located,' says Tom Knutzen.

Please refer to the factsheets for more information on the new centre.

For further information, please contact:

Yang Haiyan, Marketing Manager, Danisco (China) Co., Ltd.
Tel.: +86 20 8383 6119, mobile: +86 13802729152

Angela Fan, Genencor Division Communications Manager, ASPAC
Tel.: +86 21 2307 9588 ext. 9563, mobile: +86 13916103401

Carl Johan Corneliussen, Media Relations Manager, Danisco
Tel.: +45 3266 2926, mobile: +45 2615 2127

Download the full release in English

Download the full release in Danish

Download the full release in Chinese

Download the fact sheet in English

Download the fact sheet in Danish

© 2005 Danisco A/S Langebrogade

9

RECEIVED
2008 JUL 31 P 2:45
INTERNATIONAL
CORPORATE FINANCE


DANISCO
First you add knowledge...
Home
Contact us
Sitemap
Other webs
Products & Services
Investor Relations
Media Relations
Jobs & Career
About Danisco

← back to Media Relations

▼ NEWS

Text size: A A

11 April 2008 - 11:20

Danisco meets unmet need for frozen cultures

Major investment at US plant responds to rapid growth of the cheese culture market.

More capacity and new facilities will go into operation this April at the Danisco cultures plant in Madison, USA, to meet the growing US demand for frozen Direct Vat Inoculants (DVI) cultures for cheese.

The $9 million investment includes one of the biggest ultra-cold stores in the world and a high-tech automatic packaging line for handling frozen DVI cultures in pellet form.

Danisco has also added two new DVI culture lines for parmesan and cottage cheese, supplementing the existing lines for pizza cheese and American-style cheese.

"The purpose of the investment was to develop new solutions to meet the unmet need for low cost-in-use DVI cultures for the US cheese market," says Patrick Veau, vice-president of the dairy & food cultures business unit at Danisco. "As a big part of that, we have expanded our production capacity within deep-frozen pellets, which cheese manufacturers can use directly from frozen."

The DVI conversion

Since launching the frozen DVI cultures CHOOZIT™ QUICK and CHOOZIT™ MC, Danisco has experienced rapidly growing demand as more manufacturers convert from traditional bulk starter cultures to the more reliable DVI solutions.

The new facilities are designed to meet demand expectations for the next five years. The Madison expansion is the latest in Danisco's ongoing investment plan.

Two years ago Danisco extended its plant in Niebüll, Germany, in response to European market growth as well as Sassenage, France freeze-dried capacity for worldwide markets. "Other investments are planned to reinforce our leading market position. And we have many new cultures to come," says Patrick Veau.

Danisco produces cultures at six sites around the world: Niebüll in Germany, Sassenage, Dangé Saint Romain and Epernon in France, Olsztyn in Poland, and Madison in the United States. The Madison plant supplies the dairy and health market with frozen and freeze-dried cultures, colours and flavor enzymes.

For further information, please contact

Nathalie Brosse +33 1 56 60 47 26

Download this release

▲ Top Print Mail a colleague about this page

Disclaimer Privacy policy

© 2005 Danisco A/S Langebrogade

10.


DANISCO
First you add knowledge...
Products & Services
Investor Relations
Media Relations
Jobs & Career
About Danisco

Home Contact us Sitemap Other webs

← back to Media Relations

▾ NEWS

Text size: A A

15 April 2008 - 14:48

Danisco in patent top 10

The Patent Board Scorecard ranks Danisco no. nine out of ten companies in the world in the segment Food, Beverages and Tobacco to have been granted the most patents over the prior 13-week period.

Danisco is the only Danish company to be included in the top 10 of that segment and ranks highest in the peer group.

'Being included in such a list is fantastic. It shows that we allocate a lot of resources to technology, innovation and patenting. This is an important signal to send to our customers and investors, so I'm thrilled with our ranking,' says Leif Kjærgaard, CTO of Danisco A/S.

In the first three quarters of the current financial year, Danisco spent DKK 554 million on R&D, and in the financial year 2006/07 the company spent DKK 874 million on the area.

More than one in ten employees at Danisco is dedicated to innovation.

For further information, please contact:

Carl Johan Corneliussen, Media Relations Manager,
Tel.: + 45 3266 2926, mobile: +45 2615 2127

Download this release in English

Download this release in Danish

▲ Top Print Mail a colleague about this page

Disclaimer Privacy policy

© 2005 Danisco A/S Langebrogade



← back to Media Relations

Text size: A A

NEWS

16 April 2008 - 10:30

Dr. Leif Kjærgaard, CTO, appointed scientific advisor to the European Commission

Chief Technology Officer at Danisco Dr. Leif Kjærgaard has been appointed the only Danish member to serve on the European Commission's advisory group on science and research, European Research Area Board (ERAB).

ERAB is made up by 22 personalities who have been appointed in a personal capacity based on their expertise and competencies. They all come from the fields of science, academia and business in Europe and will provide advice independent of their professional backgrounds and based on their scientific knowledge.

The objective of ERAB is to help ensure more effective allocation of EU research funds and improve the coordination of research programmes in and between member states.

'I'm very honoured to have been appointed for this position. It's exciting to be part of something that reaches beyond Denmark and embraces research in the entire EU. Another very interesting aspect is that the EU has significantly increased its research funding, and, in addition, preparations for the new European Institute of Technology are underway,' Dr. Kjærgaard says.

ERAB will be assisting the entire European Commission. Members of the Board are appointed for terms of four years and provide their services free of charge. The Board's first meeting is in May.

Read more about ERAB at http://ec.europa.eu/research/erab

For further information, please contact:

Carl Johan Corneliussen, Media Relations Manager,
Tel.: + 45 3266 2926, mobile: +45 2615 2127

Download this release in English

Download this release in Danish

▲ Top Print Mail a colleague about this page

Disclaimer Privacy policy

© 2005 Danisco A/S Langebrogade

12.


DANISCO
First you add knowledge...
Home
Contact us
Sitemap
Other webs
Products & Services
Investor Relations
Media Relations
Jobs & Career
About Danisco

← back to Media Relations

▾ NEWS

Text size: A A

29 April 2008 - 14:00

Danisco sponsors professorship in healthy dietary fibres by DKK 10 million

Danisco is sponsoring a professorship connected to the activities of the Centre for Advanced Food Studies (LMC) at the Technical University of Denmark (DTU), Department of Chemical and Biochemical Engineering, by DKK 10 million (EUR 1.34 million).

The professorship and the related research activities will concentrate on developing new techniques for producing complex carbohydrates – better known as dietary fibres.

Carbohydrates constitute a substantial part of our diet and are of great importance to the intestinal flora. A healthy and well-functioning intestinal flora is vital to our overall wellbeing and health. Intestinal balance is key to avoiding lifestyle-related diseases such as diabetes, obesity and cardiovascular diseases.

With the new research it will be possible to develop new solutions for producing highly specific complex carbohydrates, and it will improve our understanding of how carbohydrates influence our health. Moreover, the research collaboration will ensure a stronger platform for producing foods with health-promoting benefits.

'We are very happy that through this professorship we are strengthening and enhancing our collaboration with the LMC. As research into health-promoting food, or Health & Nutrition, is central to Danisco, we have high expectations of our sponsorship. With this partnership, Danisco is taking a leading global position in this field,' says Leif Kjærgaard, CTO at Danisco A/S.

Jørn Dalgaard Mikkelsen, who has vast experience in industry-relevant and basic fundamental research in this area, has been appointed for the professorship in the field of bioprocess technology at the Department of Chemical and Biochemical Engineering.

'Research at DTU Chemical Engineering covers product design, process design and production in the areas of chemistry, biotechnology, foodstuffs, pharmaceuticals and energy. With this new professorship, our research into food will be significantly strengthened,' says Prof. Kim Dam-Johansen, head of the Department of Chemical and Biochemical Engineering.

'And we are looking forward to this strengthening which will ensure further research progress and consolidation in the field, something that will also benefit the LMC,' adds Prof. Anne Meyer, head of Biotechnology at the Department of Chemical and Biochemical Engineering, DTU.

'We are very pleased with this new professorship, which not only strengthens the bridge between corporate and public research institutions but also promotes inter-

university collaboration. Strengthening this collaboration could contribute to giving Denmark a leading position in food-related research,' say Per Holten-Andersen, Dean at University of Copenhagen, Life Sciences, and Knut Conradsen, Pro Rector, DTU, in a joint statement.

For further information, please contact:

Prof. Kim Dam-Johansen, head of Department of Chemical and Biochemical Engineering, DTU
Tel.: +45 4525 2845

Carl Johan Corneliussen, Media Relations Manager, Danisco A/S
Tel. + 45 3266 2926, mobile: +45 2615 212

About DTU

With 7,000 students, 4,500 employees and annual revenue of DKK 3.1 billion, the Technical University of Denmark (DTU) is one of Northern Europe's largest research and educational institutions within the technical and natural sciences. DTU participates in national and international partnerships with other universities, companies, authorities and institutions. At DTU, research goes hand in hand with education, innovation and advisory functions for government authorities.

Download this release in English

Download this release in Danish

© 2005 Danisco A/S Langebrogade

13.


DANISCO
First you add knowledge...
Home
Contact us
Sitemap
Other webs
Products & Services
Investor Relations
Media Relations
Jobs & Career
About Danisco

← back to Media Relations

▾ NEWS

Text size: A A

5 May 2008 - 08:32

Danisco Animal Nutrition strengthens Sales and Technical Services team

Danisco Animal Nutrition is pleased to announce the appointments of Amy Witte as Sales Manager in the US and Roberto Santiago as Technical Services Manager for Mexico and Central America.

Reporting to Tom D'Alfonso, Regional Director for the Americas, Amy will be working with pig and poultry producers in the Midwest region of the United States as well as key accounts in Arkansas and Nebraska.

Further strengthening Danisco's Technical Services team, Roberto, who has a DVM and a Master of Science in Animal Health & Production from the National University of México, will be responsible for ensuring pig and poultry producers throughout Mexico and Central America maximise value from the latest developments in feed enzyme and betaine technology.

At a time when feed prices are at an all time high, these new appointments reinforce Danisco's commitment to providing the feed industry with innovative, sustainable solutions which help keep feed costs to a minimum.

Amy and Roberto have considerable experience in bringing both nutrition and health solutions to the pig and poultry industries.

For further press information, please contact:

Andrea Barletta,
Global Marketing Director, Danisco Animal Nutrition
Tel: +44 (0) 1672 517777
Email: andrea.barletta@danisco.com

Julian Cooksley
Account Manager, Kendalls Communications
Tel: +44 (0) 1394 610022
Email: julian.cooksley@kendallscom.co.uk

▲ Top Print Mail a colleague about this page

Disclaimer Privacy policy

© 2005 Danisco A/S Langebrogade

14

RECEIVED
2008 JUL 31 P 2:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Text size: A A

9 May 2008 - 11:30

Danisco Foundation awards four student grants

The Danisco Foundation today awards four student grants – two general grants of DKK 50,000 each and two travel grants of DKK 25,000 each.

The recipients are Abida Sultan, Witold Kot, Marcel Claude Pinnerup and Peter Claris Andreasen, all of which are about to write their theses on food science and biotechnology at the University of Copenhagen or the Technical University of Denmark.

'The grants are intended to help the students complete their theses in the best way possible. Another objective is to enhance the interaction between Danisco and food and biotech students. Many of these students could have a future at Danisco,' says Senior Manager Lisbeth Munksgaard, Danisco A/S.

For several years, the Danisco Foundation has also granted the Danisco Award to a scientist or business keenly committed to improving the quality of food.

This year, the grants are awarded to students engaged in the molecular understanding of lactic acid bacteria activity in dairy products and the quality improvement of meat products.

Each year, food and biotech students at the universities under the Centre for Advanced Food Studies can apply for grants to complete their final theses.

The grants will be presented at an award ceremony today at Danisco's head office in Copenhagen.

For further information, please contact:

Annette Erichsen, Education Coordinator,
Centre for Advanced Food Studies,
tel. +45 4525 2627.

Carl Johan Corneliussen, Media Relations Manager,
tel. +45 3266 2926.

Download this release in English

Download this release in Danish

 © 2005 Danisco A/S Langebrogade

15.

DANISCO

First you add knowledge...

Text size: A A

9 May 2008 - 12:00

Impairment charge in respect of Danisco Sugar A/S

As announced on 4 March 2008, Danisco A/S anticipates an improved balance between supply and demand in the EU sugar market.

Notice no. 4/2008

In light of this improved outlook, Danisco A/S formally initiated preparations for the spin-off of Danisco Sugar A/S to its existing shareholders.

In parallel, Danisco also commenced a sale process for Danisco Sugar, in which a number of interested parties have been invited to participate.

Both the spin-off and sale processes are progressing according to plan, and we will provide an update on 23 June 2008 in conjunction with our full-year results.

Danisco A/S is required to perform impairment tests of the value of its assets. In light of the planned spin-off or the potential sale of Danisco Sugar A/S, and in conjunction with its advisers, Danisco A/S now expects to book a goodwill impairment charge in regard to its Sugar division of between DKK 0.5-1.0 billion.

Following this impairment charge the Invested Capital of the Sugar division at the end of April 2008 was between DKK 6.2-6.7 billion.

This book impairment charge will be recorded under special items in the financial statements in the fourth quarter for the financial year ending 30 April 2008.

Danisco therefore expects profit for the year before share-based payments of between DKK 0.6 and 1.1 billion for the financial year ended 30 April 2008.

The results for 2007/08 will be announced on 23 June 2008.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:

Tom Knutzen, CEO Danisco, Tel: +45 3266 2000

Danisco Investor Relations: Julie Quist,
Tel.: +45 3266 2925, investor@danisco.com

Danisco Media Relations: Carl Johan Corneliussen,
Tel.: +45 3266 2913, info@danisco.com

Download this release in English

Download this release in Danish

Printed Thursday, 24 July 2008 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/stock+exchange+news/2008/investor_256_en.htm
© Danisco 2005. All rights reserved.

16.

RECEIVED
2008 JUL 31 P 2:-9
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

DANISCO

First you add knowledge...

Text size: A A

14 May 2008 - 12:00

DuPont and Genencor Create World-Leading Cellulosic Ethanol Company

Joint Venture Combines Companies' Strengths in the Development and Deployment of Second Generation Ethanol from Non-Food Feedstocks to Address $75 Billion Market Opportunity

Notice no.5/2008

DuPont and Genencor, a division of Danisco A/S, today announced an agreement to form DuPont Danisco Cellulosic Ethanol LLC, a 50/50 global joint venture to develop and commercialize the leading, low-cost technology solution for the production of cellulosic ethanol -- a next generation biofuel produced from non-food sources – to address a $75 billion global market opportunity.

The partners plan an initial three-year investment of US$140 million, which will initially target corn stover and sugar cane bagasse. Future targets include multiple ligno-cellulosic feedstocks including wheat straw, a variety of energy crops and other biomass sources.

"With food and gas prices surging at double-digit rates, there is an imperative for sustainable biofuels technologies. This joint venture addresses this issue head on," said DuPont Chairman and CEO Charles O. Holliday, Jr. "By integrating our companies' strengths and expertise in this new venture, we are significantly increasing the potential to make cellulosic ethanol from multiple non-food sources an economic reality around the world."

"By combining the world-class capabilities of DuPont and Danisco, our joint venture will offer the technology standard for cellulosic ethanol production," said Danisco CEO Tom Knutzen. "This joint venture will be a powerhouse of discovery, development and engineering. It represents a major step forward in Danisco's new strategic intent to be a leading force in the field of industrial biotechnology."

Through the scientists and technologies of both companies, DuPont Danisco Cellulosic Ethanol LLC will launch an accelerated effort to integrate the unique cellulosic processing capabilities of both companies to economically produce ethanol from non-food sources. The parent companies will license their combined existing intellectual property and patents related to cellulosic ethanol. The goal is to maximize efficiency and lower the overall system cost to produce a gallon of ethanol from cellulosic materials by optimizing the process steps into a single integrated technology solution.

In the United States, the joint venture will scale up an optimized technology package for corn cobs from integrating the proprietary DuPont pretreatment and ethanologen technologies with the innovative enzyme technology of Genencor, while DuPont continues to analyze the collection and storage of cellulosic feedstocks. The global joint venture expects its first pilot plant to be operational in the United States in 2009, and its first commercial-scale demonstration facility to be operational within the next three years. The joint venture will be headquartered in the United States and will be formed after receipt of required regulatory approvals.

The joint venture will license its technology package directly to ethanol producers for deployment in the United States and around the world, as well as through the establishment of regional cellulosic ethanol affiliates. The regional ethanol affiliates will invest in equity interests with strategic partners, including ethanol producers and energy companies, to enable the rapid deployment of the joint venture's cellulosic ethanol technology at commercial scale. The joint venture's

technology package can be used both as a "bolt-on" to an existing ethanol plant -- expanding its capacity to accept cellulosic feedstocks -- or as the design basis for a stand-alone cellulosic ethanol facility. The joint venture expects to enable production of commercial volumes of cellulosic ethanol by 2012.

The integration of the partners' individual technology platforms will combine:

- A differentiated pretreatment process developed by DuPont through its collaboration with the U.S. Department of Energy National Renewable Energy Laboratory (NREL) that allows for reduced capital costs;
- Enzyme technologies and production platforms enabling high biomass-to-sugars conversion rates developed by Genencor, a leader with world-class capabilities in the discovery, optimization and production of enzymes for cellulose conversion;
- A proprietary ethanologen, also developed through the DuPont-NREL collaboration, based on Zymomonas mobilis. This ethanologen has the ability to convert sugars contained in the feedstock into high yields of ethanol with fewer byproducts, and;
- The companies' joint engineering capabilities in process integration and facility design.

Since 2000, the U.S. Department of Energy has supported the efforts of DuPont and Genencor through multiple grants totaling more than $60 million for the development of pretreatment processes, advanced ethanol conversion organisms and improved enzymes.

DuPont and Genencor have a history of successful collaboration. In 1995 the companies partnered to develop the fermentation biocatalyst that produces Bio-PDO™ propanediol, one of the first commercial-scale industrial applications of metabolic engineering designed to make a 100 percent renewably sourced material from corn starch. Today, the product is manufactured by DuPont Tate & Lyle Bio Products, LLC in Loudon, Tennessee, U.S. DuPont and Genencor were recognized by the U.S. Environmental Protection Agency in 2003 with the Presidential Green Chemistry Challenge Award. Last year, leading scientists and engineers from DuPont, Genencor and Tate & Lyle were recognized by the American Chemical Society with the 2007 Heroes of Chemistry award.

DuPont and Danisco will host a webcast and slide presentation for shareholders, investors and the media at 9:00 a.m. (ET) today, accessible through the DuPont Investor Center at www.dupont.com or the Danisco Investor Center at www.danisco.com. Additional media materials including still photography and video are available at www.dupontdanisco.com.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact
Danisco Investor Relations: Julie Quist, tel.: +45 3266 2925,
investor@danisco.com
Danisco Media Relations: Carl Johan Corneliussen, tel.: +45 3266 2913,
info@danisco.com
Genencor Media (USA): Jennifer Hutchins, tel.: +1 585 256 6973,
jennifer.hutchins@danisco.com
DuPont: Michelle Reardon, tel.: +1 302 774 7447,
michelle.s.reardon@usa.dupont.com
DuPont Investor Relations: tel.: +1 302 774 1125,
karen.fletcher@usa.dupont.com

About DuPont
DuPont – one of the first companies to publicly establish environmental goals 18

years ago – has broadened its sustainability commitments beyond internal footprint reduction to include market-driven targets for both revenue and research and development investment. The goals are tied directly to business growth, specifically to the development of safer and environmentally improved new products for key global markets.

DuPont is a science-based products and services company. Founded in 1802, DuPont puts science to work by creating sustainable solutions essential to a better, safer, healthier life for people everywhere. Operating in more than 70 countries, DuPont offers a wide range of innovative products and services for markets including agriculture and food; building and construction; communications; and transportation.

Download this release in English

Download this release in Danish

Printed Thursday, 24 July 2008 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/stock+exchange+news/2008/investor_257_en.htm
© Danisco 2005. All rights reserved.

17.


DANISCO
First you add knowledge...
Home
Contact us
Sitemap
Other webs
Products & Services
Investor Relations
Media Relations
Jobs & Career
About Danisco

← back to Media Relations

▼ NEWS

Text size: A A

28 May 2008 - 08:32

Fibrex® targets the growing allergen-free market

Fibrex® exhibits at Allergy show, June 13-15 in London

Allergies and tolerance to different kinds of foods increase and diagnostic methods are improving. Consumers with allergies are demanding high-value allergen-free options in shops and restaurants - good, safe food options that allow everyone to enjoy a high quality of life.

In Ireland, research shows that as many as 25% of the population has some kind of food allergy or intolerance. According to Euromonitor, the global market for pre-packaged gluten-free food products alone was worth almost USD 800 million in 2006 – 13% more than the previous year. Of course, the total market for all allergen-free food products is even larger.

Having a family member with gluten intolerance strongly affects the whole family's consumption pattern. Yet despite this, gluten-free foods are still regarded as a niche category with prices high above the norm. Luckily for allergy sufferers, several retail chains are now launching their own lines of allergen-free food products suitable for the whole family.

Many food manufacturers are aiming to produce standard products that are slightly adapted to suit a wider target group.

▲ Top Print Mail a colleague about this page

Disclaimer Privacy policy

© 2005 Danisco A/S Langebrogade

18.


DANISCO
First you add knowledge...
Home
Contact us
Sitemap
Other webs
Products & Services
Investor Relations
Media Relations
Jobs & Career
About Danisco

RECEIVED
2008 JUL 31 P 2:49
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

← back to Media Relations

▾ NEWS

Text size: A A

5 June 2008 - 09:00

Genencor introduces Excellase™, a superior new protease for the dishwashing industry

A new industry benchmark for dishwashing performance with reduced environmental impact

Genencor today announced the launch of a unique new protease for the auto dish detergent industry, called Excellase™. The product enables auto dish detergent manufacturers to develop formulations with superior cleaning performance on protein-based soils within a broad range of temperatures (45-65° C).

Building further on Genencor's innovative strength in the area of developing high-performance products for the auto dish industry, Excellase brings essential benefits to today's detergent manufacturers:

- Outstanding cleaning performance on protein-based IKW* soils and excellent removal of tough protein stains
- Improved cleaning performance in non-phosphate auto dish detergents
- Better performance at standard and lower temperatures
- Concentration and formulation flexibility
- Excellent storage stability

** IKW is a test standard of the German Cosmetic, Toiletry, Perfumery and Detergent Association – Industrieverband Kőrperpflege- und Waschmittel e.V.*

Protein-based soils such as minced meat, crème brûlée, and egg yolk are often hard to remove. Excellase outperforms currently available auto dish proteases on these types of soils, both in a phosphate and non-phosphate environment.

"We are very excited to bring this product to the dish detergent market", said Floris Luger, vice president and business unit manager of Genencor's Fabric & Household Care department. "Consumers increasingly demand better cleaning results, more convenience and reduced environmental impact. We see Excellase as an important offer to our customers to respond even better to these consumer needs. It is our intent to continue to bring added value enzyme solutions to the detergents industry which will allow for improved sustainability."

▲ Top Print Mail a colleague about this page

Disclaimer Privacy policy

© 2005 Danisco A/S Langebrogade

19.


DANISCO
First you add knowledge...
Products & Services
Investor Relations
Media Relations
Jobs & Career
About Danisco

9 June 2008 - 11:45

Danisco's view on health and safety standards at the then Grindstedværket in the 1960s and 1970s

In the past few days, the media has been focusing on the then Grindstedværket due to a case of mercury poisoning of the employees working at the plant in the 1960s and 1970s.

The media questions whether management informed the employees about the dangers of vitamin production, which no longer exist at Grindsted or Danisco (owner of Grindstedværket since 1989).

In Danisco's view, the case is more complicated than presented by the media. Even to this day, Danisco has employees who used to work at the former Grindstedværket. Many of these employees find that the working environment and the information given by management to the employees differ significantly from the picture painted in the media.

Meanwhile, Danisco acknowledges that it is impossible to get the full picture of the health and safety standards prevailing over a 20-year period at Grindstedværket based on 40-50-year old data.

Finally, Danisco believes that it is essential to distinguish between the knowledge we had of health & safety and the environment 40-50 years ago and the knowledge we have today. Put differently, it is difficult to judge yesterday's health and safety standards by today's standards.

In respect of industrial injuries, we are not allowed to comment on pending actions or cases involving personal information.

Since Danisco is keen to tackle this situation decently and because there is a legislative opportunity to do so, we urge all former and current employees who fear they have a work-related injury to contact their GP who can help them instigate an action with a view to claiming damages.

We also make our archives and knowledge available to former and current employees who want to know more about the production at Grindstedværket during the period in question.

For further information, please contact

Martin Kirstein Madsen, Plant Manager, Danisco A/S, tel.: +45 7972 5600
Natalie E. Weber, Media Relations Manager, Danisco A/S, tel.: + 45 3266 2927, mobile: +45 2876 5104

Top Print Mail a colleague about this page

Disclaimer Privacy policy

© 2005 Danisco A/S Langebrogade




RECEIVED
2008 JUL 31 P 2:-9
DANISCO
First you add knowledge...
Home
Contact us
Sitemap
Other webs
Products & Services
Investor Relations
Media Relations
Jobs & Career
About Danisco

erts

ontacts

nents

← back to Media R

Text size: A A

▾ NEWS

11 June 2008 - 09:00

Danisco launches Super Juice Confectionery Demo Kit: Set the Juices Loose!

The "super fruit" juice trend has opened the door to new opportunities for sugar confectionery. Danisco has the ideal ingredients and formats to deliver the health benefits of fruit juice in a variety of delicious confectionery treats.



Products containing exotic "super fruit" juices such as açai, goji, pomegranate and yumberry, along with familiar fruit juices like cranberry, blueberry and raspberry, offer high levels of antioxidants and health-promoting properties.



These "super fruit" juice products can be positioned as "better for you" when compared to their traditional counterparts.

Danisco's new demo kit, called Set the Juices Loose!, features great tasting confectionery products with the added benefits of:

- Pure fruit juice
- No added colours
- No added acids
- No preservatives
- No high intensity sweeteners
- Reduced in calories
- Reduced in sugar
- High in fibre

Utilising three flavour systems — apricot/orange; raspberry/yumberry; and pomegranate/raspberry/blueberry — the Set the Juices Loose! kit is comprised of four candy formats made with Danisco ingredients for additional health benefits:

Super-juice Jellies and Gummies contain all the natural goodness of fruit juices plus added fibre. With Litesse®Ultra™ as part of the formulation, these candies are also reduced in sugar with a low glycaemic response to avoid a sugar rush.

Super-juice Chewy Candies are reduced in sugar with the antioxidants of fruit juice that can help reduce cholesterol. With the inclusion of Litesse®Ultra™, these chewies are also rich in fibre for improved digestive health.

Super-juice Cream Hard Candies are high in fruit juices, reduced in calories and reduced in sugar. Made with Lactitol and Litesse®Ultra™ for prebiotic digestive benefits, these swirled fruit and cream candies also have vitamin A and

antioxidants that can protect the brain, eyes and nervous system.

Super-juice Chewy Beans offer the benefits of real fruit juices and fibre from Litesse®Ultra™ in a reduced calorie, reduced sugar jellybean. Made with Xylitol for a cool, refreshing coating that is safe for teeth, these beans are also high in lycopene and antioxidants that can help maintain eyesight and can help protect against heart disease.

The health benefits of Danisco's ingredients, combined with the nutritional value of fruit juices, offer a huge potential for making innovative "better for you" confectionery products.

For further information, please contact:

Sarah Jane Jumppanen, Danisco Sweeteners Communications Manager
E-mail: sarah.jane.jumppanen@danisco.com.

▲ Top Print Mail a colleague about this page

© 2005 Danisco A/S Langebrogade

21.


DANISCO
First you add knowledge...
Products & Services
Investor Relations
Media Relations
Jobs & Career
About Danisco

Home Contact us Sitemap Other webs

← back to Media Relations

▾ NEWS

Text size: A A

17 June 2008 - 09:23

Danisco introduces www.daniscoCARE4U.com, the first website dedicated to natural food protective solutions

Online information toolbox meets growing demand for natural food safety and shelf life protection

An information toolbox on natural protective solutions for the Food Industry:

Targeted at food professionals and consumers, the attractive site offers a comprehensive overview of the protective options available to food producers wishing to combine product safety and shelf life protection with consumer friendly labelling.

Bearing in mind the importance of regulations, the Danisco site also offers a worldwide tour of food regulatory requirements in general and and for each category of food protectants in particular.

On the scientific side, daniscoCARE4U.com provides a unique insight into the latest studies and articles on natural food protective solutions and reference books.

User-friendliness and interactivity

Finding the right protective solution is easy as web users have the possibility to search by applications or by technologies in the pleasant and fresh-looking website. In addition, for those less familiar with food safety and microbiology terminology, the site is peppered with links to a comprehensive glossary.

The many multimedia and interactive features include a video of Danisco's state-of-the-art food protection laboratories in Denmark and a 'talk to the experts' webinar section.

"www.daniscoCARE4.com is a great way for consumers and producers to keep tabs on the latest global advances in natural food protection as well as what we, at Danisco, offer in terms of Care4U™ knowledge and solutions", says Stéphane Constant, vice-president of Food Protection at Danisco.

The Care4U™ label comprises food protection products and services that enable food manufacturers to achieve more consumer-friendly labelling in line with local regulations. Backed by Danisco's knowledge and technology, it represents a series of values central to the food protection area - trust, sustainability, innovation and partnership.

For more information, visit www.daniscoCARE4U.com or

contact:Nathalie Brosse +33 6 77 79 76 33 or nathalie.brosse@danisco.com

Top Print Mail a colleague about this page

Disclaimer Privacy policy

© 2005 Danisco A/S Langebrogade

22,



First you add knowledge...

RECEIVED

2008 JUL 31 P 2:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Text size: A A

23 June 2008 - 12:20

Announcement of Results for 2007/08

Announcement of Results for 2007/08 (1 May 2007-30 April 2008)

Notice no.: 6/2008

Becoming first choice

2007/08 was an eventful year for Danisco. We completed a strategic review of our business model and financial ambitions, the results of which have started to materialise through our decisions to exit Sugar and Flavours as well as through our recently announced second-generation bioethanol joint venture with DuPont.

Meanwhile, a number of external factors contributed to making 2007/08 a challenging year for Danisco with financial repercussions also expected in 2008/09.

CEO Tom Knutzen comments: 'We continue our quest to increase stakeholder value through our updated strategic priorities and reorganisation – Becoming first choice. We recognise short term headwind in the form of higher input costs and other margin pressure, adverse currency movements, and certain demand issues, however, we feel confident that the steps we are taking to transform Danisco into a bio-based, market driven ingredient provider will ultimately create superior value.'

Highlights

- Danisco reported group revenue of DKK 18,778 million, EBIT of DKK 2,151 million and profit after tax of DKK 1,259 million.
- Ingredients recorded organic growth of 5% for the year driven by solid momentum in Cultures, Genencor and Emulsifiers. Sweeteners continues to face challenges within xylitol. At DKK 1,588 million, EBIT came in flat Y/Y despite a negative USD impact of DKK 70 million and soaring input costs.
- Sugar showed strong operating performance throughout the year, posting EBIT of DKK 652 million. We booked a goodwill writedown of DKK 600 million as a result of the ongoing demerger or sales process.
- Q4 saw continued strong Ingredients topline performance in most areas leading to an average organic growth rate of 8%. Genencor experienced margin challenges in the quarter whereas Sugar performed well partly due to one-off items.
- We are now in the conclusive phases of negotiations with potential buyers of Sugar; however, we continue to work towards a separate listing of Sugar by the end of calendar year 2008 unless an outright sale proves to be more value enhancing. We aim for the Board of Directors to be able to put forward a proposal to Danisco's shareholders at the upcoming AGM. We will subsequently review our capital structure.
- We propose a dividend for the year of DKK 7.50 per share, unchanged Y/Y.

Outlook for 2008/09

In 2008/09, Danisco's result will depend on the outcome and timing of the ongoing process of demerging Sugar. For clarity, our group outlook assumes that Danisco Sugar A/S continues as an integrated part of Danisco throughout the financial year.

For the Group, we expect revenue of around DKK 19.4 billion, an EBIT of around DKK 1.85 billion and profit for the year before share-based payments of around DKK 900 million. See page 19 for further details.

For the full results, download the PDF reports:

Download the full results announcement report in English

Download the full results announcement report in Danish

Printed Thursday, 24 July 2008 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/stock+exchange+news/2008/investor_258_en.htm
© Danisco 2005. All rights reserved.

23.


DANISCO
First you add knowledge...
Home
Contact us
Sitemap
Other webs
Products & Services
Investor Relations
Media Relations
Jobs & Career
About Danisco

RECEIVED
2008 JUL 31 P 2:-9

← back to Media Relations

▾ NEWS

Text size: A A

1 July 2008 - 09:00

Latest in enzyme technology at the World Poultry Congress 2008

New generation heat stable E. Coli phytases, improving the feeding value of distillers dried grains with solubles and enzyme solutions to maximise use of corn/soy diets were just some of the latest cutting edge research presented by Danisco Animal Nutrition at the World Poultry Congress, Brisbane, Australia, 30 June - 4 July 2008.

Dr Ceinwen Gilbert, Technical Services Manager, Danisco Animal Nutrition, presented a poster comparing the bioefficacy of two coated phytases for broilers fed corn/soybean meal based diets.

21 day broiler performance was compared between broilers fed a positive control diet, a negative control diet (reduced in total phosphorus by 2.3g/kg and calcium by 1g/kg), negative control diets supplemented with 500, 1000 or 2000 FTU/kg coated bacterial E. Coli phytase and negative control diets supplemented with 500, 1000 or 2000 FTU/kg coated fungal P. Lycii phytase. Diets were pelleted at 90°C.

The study concluded that the bacterial E. Coli phytase was more heat stable – E. Coli phytase recovery from the pelleted feed was on average 27% greater than P.

Lycii phytase. Broilers fed bacterial E. Coli phytase had significantly higher bodyweight gain and numerically higher tibia ash than broilers fed the fungal P. Lycii phytase.

The superior bioefficacy of the bacterial E. Coli phytase was attributed to both the higher heat stability and the ability of the phytase to better release phytate bound phosphorus in the feed.

As feed costs continue to escalate, by-products from the food and fuel ethanol industries may provide alternative more cost- effective ingredient options for the nutritionist.

The use of distillers dried grains with solubles (DDGS) in animal feed has increased with the growth of the bioethanol industry. Whilst DDGS is potentially a cost effective and valuable feed ingredient, there are certain anti-nutritional factors which limit its use in poultry feed.

Soren Dalsgaard, a senior scientist with Danisco, presented a poster which examined how enzyme technology can be used to reduce certain anti-nutritional factors in DDGS.

He reported that wheat DDGS increases gut viscosity in poultry, which reduces

the nutrient digestibility and bird performance. Adding a highly effective xylanase reduced the viscosity and potentially increased the feeding value of wheat DDGS. Supplementing wheat DDGS with enzymes offers producers the option to use DDGS in their poultry feeds to save costs, without compromising bird performance.

At a time when feed ingredient prices are at an all time high, maximising the amount of nutrients that poultry extract from the feed is a key requisite for maximising feed efficiency.

Dr Aaron Cowieson, senior scientist at Danisco Animal Nutrition, presented two papers which examined how feed enzymes can improve the feeding value of corn/soy based diets.

Adding a xylanase, amylase and protease enzyme combination to a corn/soy based broiler diet significantly improved the ileal digestibility of amino acids and improved the apparent metabolisable energy by 3%. The enzyme combination improved broiler weight gain by 6% and feed conversion by 5 points.

All improvements in digestibility and bird performance due to enzyme addition reported above were highly significant ($P<0.01$). Dr Cowieson reported that part of the mechanism for the improvement in bird performance was due to the enzyme combination reducing the bird's maintenance requirements, allowing more energy to be diverted to lean growth.

Danisco Animal Nutrition (www.danisco.com/animalnutrition), a business unit of leading global food ingredient specialist Danisco A/S (Denmark), pioneered the development and use of enzymes and betaine in animal nutrition. Its products are now widely used by poultry and pig producers throughout the world. The company's mission is to deliver innovative, sustainable solutions that increase efficiency and safety of the food production chain in an environmentally sensitive way.

For further press information, please contact:

Andrea Barletta, Global Marketing Director,
Danisco Animal Nutrition
Tel: +44 (0) 1672 517777
Email: andrea.barletta@danisco.com

Julian Cooksley, Account Manager
Kendalls Communications
Tel: +44 (0) 1394 610022
Email: julian.cooksley@kendallscom.co.uk

▲ Top Print Mail a colleague about this page

Disclaimer Privacy policy © 2005 Danisco A/S Langebrogade

24.



Home Contact us Sitemap Other webs

Products & Services Investor Relations Media Relations Jobs & Career About Danisco

← back to Media Relations

Text size: A A

▼ NEWS

3 July 2008 - 09:23

Monthly ice cream concept: Blueberry Thrill

The shimmer from this silver-sparkling ice cream ripple will thrill any young prince or princess.

Blue pearl shimmering ripple with blueberry flavour will be a smashing hit among young boys and girls, - or add the pearl shimmer to a coke-tasting ripple for a more teenage-appealing product.

By adding ripple to ice cream the look and taste change entirely. Simply add different colours, flavours and textures, and the ice cream has a completely different image and target group.

Our ripple is based on pectin to give the right texture, mouth feel and processing properties. It is flavoured with blueberry flavour from Firmenich and coloured with Eurolake Briliant Blue LD from Sensient Food Colors. The shimmering effect is provided by Candurin® Silver Sparkle from Merck.



▲ Top Print Mail a colleague about this page

Disclaimer Privacy policy

© 2005 Danisco A/S Langebrogade

25


DANISCO
First you add knowledge...
Products & Services
Investor Relations
Media Relations
Jobs & Career
About Danisco

Home Contact us Sitemap Other webs

← back to Media Relations

NEWS

Text size: A A

3 July 2008 - 15:30

Danisco cultures invests in kefir

Kefir culture plant expands as more consumers choose healthy ethnic beverages

Danisco has completed in a major expansion of its kefir culture processing plant in Olsztyn, Poland, more than trebling capacity to meet the growing international demand for kefir products.

The investment, comprising a new, highly automated lactic acid bacteria fermentation line, also marks a further optimisation of the unique kefir cultures.

Danisco Olsztyn plant is the only one in the world to have commercial production of traditional kefir grains. This capacity enables Danisco to blend the grains with its freeze-dried cultures. In addition, all the cultures are for direct vat inoculation, enabling faster and more reliable kefir production.

"Manufacturers experience more functionality due to the accelerated fermentation time and a higher degree of aroma and texture development," says Piotr Kolakowski, Manager of the Olsztyn plan.

A unique offer for natural health

A traditional fermented dairy beverage throughout Eastern Europe, kefir is catching the eye of Western consumers, who are drawn by the drink's natural health image and characteristic taste.

Danisco kefir cultures make it possible to produce kefir as it has been known for centuries. They are currently the first cultures on the market to combine real kefir grains with lactic acid bacteria, securing an excellent flavour and texture. In addition, Danisco produces HOWARU™ Kefir Bif 1 - an outstanding combination of a kefir culture with one of Danisco's premium probiotic cultures.

Danisco's facility in Olsztyn benefits from an expert team specialised in traditional kefir formulations which have, over the past years, been successfully marketed throughout Eastern Europe and Russia. Danisco has also developed a series of application concepts to inspire manufacturers in developing kefir products adapted to Western tastes.

"We expect the kefir market to grow faster than the overall dairy business," says Piotr Kolakowski. "With our new fermentation line and other upgraded equipment, we will be able to service our customers demand for some years."

Top Print Mail a colleague about this page

Disclaimer Privacy policy

© 2005 Danisco A/S Langebrogade


DANISCO
First you add knowledge...
Home
Contact us
Sitemap
Other webs
Products & Services
Investor Relations
Media Relations
Jobs & Career
About Danisco

← back to Media Relations

▾ NEWS

Text size: A A

10 July 2008 - 12:15

Customer driven solutions for the global feed industry

Researchers and nutritionists from all continents of the world recently attended Danisco Animal Nutrition's technical seminar at WPC 2008, Australia.

With the global feed industry currently feeling the stress of high feed ingredient prices, the seminar provided the latest insights into how enzyme technology can ease the pressure of increasing feed costs.

Dr Peter Selle, Honorary Associate with the Poultry Research Foundation, University of Sydney, and Dr Aaron Cowieson, Senior Scientist with Danisco Animal Nutrition provided new insights into phytase inclusion in poultry diets.

Drs Selle and Cowieson both pointed out that it is not just the level of phytate in the diet that needs to be taken into consideration when using phytase. Phytate interactions with other nutrients, such as protein and fibre, may affect response to phytase. In addition, the dietary calcium:phosphorus ratio can have a substantial effect on the response to phytase addition, and should considered by nutritionists when formulating feeds.

Dr Cowieson advised that due to the current phenomenal rise in the price of feed ingredients, producers have the opportunity to further drive down costs of production by increasing the inclusion of phytase in their feed. He further recommended the use of new generation bacterial phytases, which are more effective than traditional fungal phytases, and to take account of energy and amino acid matrix values together with phosphorus and calcium.

He concluded that where 500 FTUs /kg feed tends to be the standard phytase inclusion rate in broiler feeds, with current feed ingredient prices, the economic optimum phytase inclusion rate is currently around 1000 FTUs/kg feed.

For producers feeding wheat-based diets, Dr Alexandre Péron, Technical Services Manager with Danisco, explained how nutritionists can use enzyme technology to manage wheat variability. Wheat is highly variable. Scientific literature has reported huge differences in wheat AME, from 8.5 to 15.9 MJ/kg, DM basis. Dr Péron went onto explain that because it is difficult to accurately predict the AME of wheat , feeding wheat-based diets may result in reduced growth, poor nutrient utilisation and variable bird performance.

Wheat viscosity mainly affects fat absorption, grain hardness affects starch digestibility - starch digestibility being lower in hard wheat cultivars, and fibre all contribute to variations in AME. Feed processing (grinding and pelleting) and bird genetics also impact wheat digestibility. Dr Péron reported that whilst xylanase enzymes are abundantly used in wheat-based broiler diets to improve wheat

digestibility and reduce variations in bird performance, research from the University of Massey, New Zealand suggests that using phytase in combination with xylanase has additional benefits on performance of birds fed wheat-based diets.

Dr Ceinwen Gilbert, Technical Services Manager for Danisco presented the latest tools producers can use to reduce the cost of corn-based feeds. Corn is the most commonly used grain in poultry diets and widely regarded as a consistent raw material. In fact, corn can be extremely variable in terms of both its nutrient content and availability, and consequently its financial value to the feed producer.

Broiler feeds are often formulated using fixed nutrient values, which take no account of batch-to-batch variation and risk under-exploiting bird growth, feed conversion and profit. Representing a breakthrough in feed enzyme technology, Danisco's Avicheck Corn service calculates the increase in corn energy value by enzyme addition.

She explained that including this energy matrix value into the producer's feed formulation provides opportunities to reduce feed costs. Typically the higher energy corn replaces some more expensive high-energy ingredients, for example fat or oil.

Dr Ed Moran, Professor of Poultry Science at Auburn University, USA, comprehensively described how adding carbohydrase enzymes with phytase to corn-based broiler diets potentiates the effect of phytase in terms of improving nutrient digestibility, increasing weight gain and feed conversion efficiency and producing more lean meat.

Looking to the future, Dr David Cadogan, an eminent pig nutritionist, described how the poultry industry could benefit from adopting net energy systems used widely in the pig industry, to more accurately formulate poultry feeds.

Danisco Animal Nutrition (www.danisco.com/animalnutrition), a business unit of leading global ingredient specialist Danisco A/S (Denmark), pioneered the development and use of enzymes and betaine in animal nutrition. Its products are now widely used by poultry and pig producers throughout the world. The company's mission is to deliver innovative, sustainable solutions that increase efficiency and safety of the food production chain in an environmentally sensitive way.

For further press information, please contact:

Andrea Barletta, Global Marketing Director, Danisco Animal Nutrition
Tel: +44 (0) 1672 517777
E-mail: andrea.barletta@danisco.com

Julian Cooksley Account Manager Kendalls Communications
Tel: +44 (0) 1394 610022
E-mail: julian.cooksley@kendallscom.co.uk

© 2005 Danisco A/S Langebrogade

27.

DANISCO

First you add knowledge...

Text size: A A

14 July 2008 - 20:40

Danisco A/S announces sale of Danisco Sugar A/S to Nordzucker AG

The divestment of Danisco Sugar is the final step towards the transformation of Danisco into a focused, bio-based, market-driven ingredients provider.

Notice no.7/2008

Highlights

- Danisco A/S has today agreed to sell Danisco Sugar A/S to Nordzucker AG for an enterprise value of DKK 5,600 million. In addition, Danisco will receive DKK 600 million of cash proceeds from the sale of EU quota in 2007/08 and earlier
- Danisco Sugar has entered into an agreement with the Danish and Swedish beet growers associations in respect of beet supply for the forthcoming campaigns
- Upon closing of the transaction, Danisco will contribute DKK 150 million to the beet growers in Denmark and Sweden to facilitate acquiring an equity interest in Danisco Sugar
- The transaction is conditional upon merger clearance and the shareholders of Danisco A/S granting the Board of Directors a mandate to close the transaction at the Annual General Meeting on 20 August 2008. The transaction is expected to close within six months
- Danisco does not expect to record any gain or loss from the divestment
- Upon completion of the transaction, the Board of Directors expects to initiate a share buyback programme of between DKK 750 million and 1,000 million, bringing Danisco's financial gearing in line with the lower end of our stated gearing target of 2.5x - 4.0x net debt / EBITDA
- The divestment of Danisco Sugar is the final step towards the transformation of Danisco into a focused, bio-based, market-driven ingredients provider

CEO Tom Knutzen of Danisco comments: 'The sale of Danisco Sugar represents a positive outcome for our shareholders and another milestone towards a focused ingredients business following the divestment of Flavours in 2007. I am pleased that Danisco Sugar and the Danish and Swedish beet growers associations have reached an agreement for the supply of sugar beet going forward. Under Nordzucker's ownership, Danisco Sugar will continue to develop in its key markets and we wish the business continued success. This divestment marks the beginning of a new era for Danisco, and we remain committed to the strategic priorities outlined in our results announcement of 23 June 2008.'

CEO Hans-Gerd Birlenberg of Nordzucker AG comments: 'I am truly delighted that our concept for the joint future of Nordzucker and Danisco Sugar has had a positive response. With Danisco Sugar we are gaining a partner which is in excellent all-round shape and which will strengthen our operations substantially right from day one. Strategically, the two firms are excellently matched – and culturally we have also discovered that we have a great deal in common. In short, Danisco Sugar is the best possible partner for Nordzucker.'

Chairman of Danske Sukkerroedyrkere, Jørn Dalby, comments: 'Nordzucker is owned by beet growers. We expect that, together, Nordzucker and the Danish and Swedish growers will provide a strong platform for the future development of Danisco Sugar.' Chairman of Svenska Betodlarna ek.för., Otto von Arnold, comments: 'The conclusion of discussions regarding the future price of sugar beet and the investment contribution from Danisco create a strong basis for the

future development of beet growing in Denmark and Sweden.'

Separation of Danisco Sugar

On 4 March 2008, the Board of Directors of Danisco announced that it would separate Danisco Sugar either by way of a sale or a spin-off to existing shareholders. Following a comprehensive auction process, Danisco has today signed an agreement with Nordzucker AG for the sale of Danisco Sugar for a total enterprise value of DKK 5,600 million. The transaction is subject to certain customary closing adjustments, including in respect of working capital.

For the financial year ending 30 April 2009, Danisco Sugar expects to generate revenue of approximately DKK 7.0 billion and EBIT (before special items) of approximately DKK 450 million. Therefore, the enterprise value represents a multiple of 12.4x EBIT for 2008/09 or 7.0x EBITDA.

In addition, Danisco will receive DKK 600 million of cash proceeds from the sale of EU quota in 2007/08 and earlier. Danisco will keep approximately DKK 360 million (EUR 48 million) as a loan to Danisco Sugar, which will carry a coupon of 5% per annum and will be repaid in full by the end of February 2010.

In the opinion of the Board of Directors of Danisco and its financial adviser, the outlined transaction represents a more value-enhancing solution for the shareholders of Danisco than a spin-off. The Board of Directors of Danisco also believes that the combination of Nordzucker AG and Danisco Sugar is an attractive solution for other important stakeholders such as customers, beet growers and employees. The Board of Directors of Danisco therefore believes that the transaction is in the best interests of Danisco's shareholders and will recommend the shareholders of Danisco to grant the Board of Directors a mandate to close the transaction at the Annual General Meeting on 20 August 2008.

The agreement is conditional upon merger clearance and the shareholders of Danisco granting the Board of Directors a mandate to close the transaction at the Annual General Meeting on 20 August 2008.

Danisco Sugar secures sugar beet supply

Following a substantial increase in the price of alternative crops during the past year, Danisco Sugar has reached an agreement with the Danish and Swedish beet growers associations regarding the future supply of sugar beet, thereby ensuring that sugar beet remains an attractive crop.

Upon closing of the transaction, Danisco will contribute DKK 150 million to the beet growers in Denmark and Sweden to facilitate acquiring an equity interest in Danisco Sugar.

Danisco becomes a focused, bio-based, market-driven ingredients provider

Upon completion, Danisco will become a focused ingredients company. Danisco plans to enhance shareholder value by designing and delivering bio-based ingredients to our industrial customers worldwide and thereby become our customers' First choice. As set out in our Announcement of Results for 2007/08 on 23 June, our long-term target is to deliver organic growth of 5-7% and an EBIT margin (before share-based payments but after corporate costs and central R&D) of 13.5%. For 2008/09, we expect revenue of DKK 12.6 billion (corresponding to organic growth of around 6%) and EBIT (excluding share-based payments but including corporate costs and central R&D) of DKK 1.4 billion.

Use of proceeds

A portion of the net proceeds will be used to reduce net debt in line with the lower end of our revised financial gearing target range for net debt/EBITDA of 2.5x-4.0x. After completion, Danisco expects to ensure compliance with these targets by returning between DKK 750 million and 1,000 million of cash to the shareholders by way of a share buyback programme. The timeframe and the final

amount of this share buyback programme will be decided in connection with the completion of the transaction.

Accounting treatment of the divestment

Danisco does not expect to book a gain or loss in respect of the divestment. Danisco Sugar will be booked as discontinued operations for the financial year ending 30 April 2009.

Deutsche Bank AG London acted as the exclusive financial adviser to Danisco in connection with the sale of Danisco Sugar.

Information meetings will be held for the employees of Danisco Sugar as soon as possible after the summer holidays.

Yours faithfully

Anders Knutsen	Tom Knutzen
Chairman	CEO

Download this release in English

Download this release in Danish

Printed Thursday, 24 July 2008 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/stock+exchange+news/2008/investor_259_en.htm
© Danisco 2005. All rights reserved.

28


DANISCO
First you add knowledge...
Home
Contact us
Sitemap
Other webs
Products & Services
Investor Relations
Media Relations
Jobs & Career
About Danisco

RECEIVED
2008 JUL 31 P 2:49
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

← back to Media Relations

Text size: A A

▼ NEWS

16 July 2008 - 09:00

Acquisition of emulsifiers producer Abitec Ltd. approved

Danisco has obtained final approval from the EU competition authorities for the acquisition of the shares in UK-based emulsifiers producer Abitec Ltd.

In January 2008, Danisco signed the agreement conditional upon approval from the appropriate competition authorities. The agreement will be formalised on 29 August 2008.

'We are very pleased that the competition authorities have now approved Danisco's acquisition of Abitec. It will give us an excellent opportunity to combine Abitec's and Danisco's strengths in the emulsifier area,' says Martin Klavs Nielsen, head of Danisco's Emulsifiers business.

The acquisition of Abitec ties in with Danisco's strategic target of creating value through organic and acquisitive growth and confirms the company's long-term commitment to the emulsifier market.

'By strengthening our position within emulsifiers we are well-positioned to meet the increasing demands of customers. We are eager to commence the integration process and will do everything we can to make it as smooth for the customers as possible,' says Martin Klavs Nielsen.

About Abitec Ltd.

Abitec Ltd. is situated in Northampton, UK, with a production plant employing 55 persons and generating revenue of around DKK 200 million. Abitec Ltd. is currently part of the Ingredients division of Associated British Foods plc and supplies emulsifiers and medium-chain triglycerides (MCT) mainly to the European market.

Abitec Ltd. produces a range of emulsifiers applied by the nutritional, cosmetic, personal care and food markets. Its food emulsifiers provide many essential functions in a wide range of food applications such as bread, ice cream, margarine and dairy products.

For further information, please contact

Natalie Weber, Media Relations Manager, tel.: +45 3266 2927
Thomas Laursen, Integration Manager, Emulsifiers, tel.: +45 8943 5116
Dorte Petersen, Director of EUROW, Emulsifiers, tel: + 45 2948 4432
Martin Klavs Nielsen, Executive. Vice President, Emulsifiers, tel: + 45 2948 4438

▲ Top Print Mail a colleague about this page

Disclaimer Privacy policy

© 2005 Danisco A/S Langebrogade

29.

RECEIVED
2008 JUL 31 P 2:-1
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Home Contact us Sitemap Other webs



← back to Media Relations

▼ NEWS

Text size: A A

21 July 2008 - 21:00

DuPont Danisco Cellulosic Ethanol LLC Names Joseph R. Skurla President

Brings Fuel and Refinery Expertise to the Joint Venture

DuPont Danisco Cellulosic Ethanol LLC (DDCE) has appointed Joseph R. Skurla as president to lead the joint venture's development and commercialization of low-cost cellulosic ethanol technologies that utilize non-food feedstocks.

Skurla, 58, brings over 30 years of experience related to the oil refining and chemical industries, most recently leading the development of DuPont Clean Technologies business. Under Skurla's leadership, the business is providing services and on-site technologies that provide cleaner air and fuel capabilities to the oil and gas industry. Customers range from major integrated international oil companies to independent refiners throughout the world.

"Joe brings great knowledge of the oil and refining businesses to the DuPont Danisco Cellulosic Ethanol joint venture," said Tjerk deRuiter, DDCE board member and CEO of Genencor, a division of Danisco. "I am confident that with Joe on board, we have now empowered the joint venture with the right combination of biotechnology, business and engineering experience to accelerate the delivery of low cost cellulosic ethanol technologies to the global markets."

"DuPont Danisco Cellulosic Ethanol will be the advantaged provider of cellulosic ethanol to the world, and I look forward to leading the efforts to get our technologies to market," Skurla said. "The global mandate for energy security is now coupled with a global imperative for transportation fuel solutions that are environmentally, socially and economically sustainable. To that end, we are dedicated to delivering cellulosic ethanol fuels to market quickly and responsibly."

For further information please contact

Jennifer Hutchins
USA media contact, Genencor
Tel: +1 585-256-6973
E-mail: jennifer.hutchins@danisco.com

Michelle Reardon
DuPont Media Relations
Tel: +1 302-774-7447
E-mail: michelle.s.reardon@usa.dupont.com

▲ Top Print Mail a colleague about this page

Disclaimer Privacy policy © 2005 Danisco A/S Langebrogade


DANISCO
First you add knowledge...
Products & Services
Investor Relations
Media Relations
Jobs & Career
About Danisco

22 July 2008 - 18:00

Danisco probiotics supplement milk drinks for kids

HOWARU™ Protect reinforces child health in a convenient and appealing format

Danisco is targeting the market for healthy and convenient children's beverages with the launch of its documented probiotic blend for milk in North America. Clinically proven to reduce cold and flu symptoms, HOWARU™ Protect is an effective supplement to children's diets, particularly during the fall and winter.

The launch is a direct response to the growing parental focus on child health during the winter season. Incorporated in milk drinks, HOWARU™ Protect is a highly accessible probiotic source, capable of boosting the immune system.

Enhanced natural goodness

HOWARU™ Protect comes with strong health efficacy documentation. In a clinical study of wintertime respiratory tract infections in nursery school children, a daily dose of the Danisco probiotic contributed to a significant reduction in cold-associated symptoms, such as a runny nose, fever and cough. Sick days were almost halved and antibiotic prescriptions fell by 80%.

By adding HOWARU™ Protect to milk, dairy manufacturers can further enhance milk's image of natural goodness – appealing to health-conscious parents keen to secure a balanced diet for their children. The ability of milk to secure excellent probiotic survival throughout shelf life also makes it an ideal carrier for probiotic cultures.

"As children move towards adolescence, they need to strengthen their bone health and their immune system. By consuming milk fortified with HOWARU™ Protect, they can do both," says Peggy Steele, Global Probiotic Director at Danisco.

Concepts for young tastes

To inspire manufacturers in their product development, Danisco has produced a series of fun recipes using milk drink containing the probiotic culture. All the recipes are made for young tastes and suitable for children to make.

Danisco is a leading supplier of premium probiotic cultures to the food industry. The HOWARU™ range comprises three of the most documented commercial probiotic strains, recognised for their immune-modulating properties and long-proven efficacy in relation to gut health. A registered Danisco trademark, HOWARU™ is licensed to selected retailers or food and dietary supplement manufacturers.

For more information, visit www.howaru.com or contact

Nathalie Brosse
Tel: +33 6 77 79 76 33
E-mail: nathalie.brosse@danisco.com

© 2005 Danisco A/S Langebrogade

31.


DANISCO
First you add knowledge...
Home
Contact us
Sitemap
Other webs
Products & Services
Investor Relations
Media Relations
Jobs & Career
About Danisco

RECEIVED
2008 JUL 31
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

← back to Media Relations

Text size: A A

▾ NEWS

23 July 2008 - 10:00

Danisco antimicrobial approved in Australasia

Food authority gives green light for efficient alternative to chemical preservatives in processed meat

Meat processors in Australia and New Zealand have gained access to a new tool for efficient food protection. Official approval of Nisaplin™ Antimicrobial from Danisco is now providing a valuable opportunity to replace chemical preservatives in meat products while improving the level of food safety and protecting shelf life.

The approval comes from Food Standards Australia New Zealand (FSANZ), which has approved Nisaplin™, the commercial preparation of nisin A, for use in processed meat, poultry and game products.

"This approval paves the way for the introduction of Danisco's patented and highly efficient nisin-based blends."says David Charest, Meat Food Protection Director for Danisco.

Marketed under Danisco's new Care4U™ label, Nisaplin™ is derived from a natural fermentation similar to that used in cheese-making. It is effective against common spoilage bacteria, such as Gram-positive lactic acid bacteria and Brochothrix thermosphacta, and post-processing contaminants, including the major food pathogen Listeria monocytogenes.

By integrating Nisaplin™ in their food protection systems, processed meat manufacturers can strengthen their brand image among consumers and maintain the high quality of their meat products over an extended shelf life. Other benefits include less spoilage losses, fewer product recalls and a reduced need to use chemical preservatives, such as nitrites, nitrates and sorbic acid.

Australia and New Zealand are estimated at respectively 3 and 5 cases of listeriosis/million people with a 20% mortality rate*. In general, listeriosis outbreaks in meat have occurred in hot dogs, processed meats, pate and salami.
*Source: USDA Economic Research Service

Care4U™

The Care4U™ label comprises Danisco food protection solutions that enable food manufacturers to achieve more consumer-friendly labelling in line with local regulations. Backed by Danisco's knowledge and technology, it represents a series of values central to the food protection area - trust, sustainability, innovation and partnership.

For more information, visit www.daniscocare4u.com or contact
Nathalie Brosse

Tel: +33 6 77 79 76 33
E-mail: nathalie.brosse@danisco.com

Top Print Mail a colleague about this page

Disclaimer Privacy policy

© 2005 Danisco A/S Langebrogade




DANISCO
First you add knowledge...
Home
Contact us
Sitemap
Other webs
Products & Services
Investor Relations
Media Relations
Jobs & Career
About Danisco
erts
ontacts
nents

Text size: A A

23 July 2008 - 20:00

DuPont Danisco and University of Tennessee Partner to Build Innovative Cellulosic Ethanol Pilot Facility

Fast-Track Pilot Plant Will Develop Commercialization Technology for Corn Stover and Switchgrass; Facility to Open in 2009

DuPont Danisco Cellulosic Ethanol LLC (DDCE) and the University of Tennessee (UT) Research Foundation, through its Genera Energy LLC, today announced a partnership to construct an innovative pilot-scale biorefinery and state-of-the-art research and development facility for cellulosic ethanol in Vonore, Tenn.

The pilot-scale biorefinery will develop the commercial package for DDCE's leading cellulosic ethanol technology. The project will utilize UT's world-class expertise in cellulosic feedstock production and co-product research, as well as its work with Tennessee farmers to develop the first dedicated cellulosic energy crop supply chain for cellulosic biorefineries utilizing switchgrass. The facility design will incorporate the flexibility to operate on two different non-food biomass feedstocks – corn stover, cobs and fiber; and switchgrass.

"We are extremely pleased to collaborate with DDCE," UT President John Petersen said. "The technical breadth and execution capabilities of DuPont Danisco, along with the backing of their parent companies, raise the national and international profile of the Tennessee Biofuels Initiative and confirm the State of Tennessee as a leader in the development of cellulosic ethanol."

The pilot plant and process development unit (PDU) will be located at the Niles Ferry Industrial Park. A PDU is a research facility that enables both experimentation at larger than laboratory scale and more rapid adjustments to process components. The plant capacity will be 250,000 gallons of cellulosic ethanol annually. Site preparations are scheduled to begin this fall, and ethanol should be available from the pilot plant by December 2009.

"Our technology is ready to pilot and we are eager to get the steel in the ground," said DuPont Danisco Technology Leader John Pierce. "The high cellulosic content of switchgrass makes it an optimal feedstock for ethanol production. Its yields today make it more than competitive with other biomass sources, and it has the potential to produce over 1,000 gallons of ethanol per acre in the future. The joint venture is now targeting the two optimal biomass feedstocks in the United States and we are ready to take our technology to the next level of commercial viability."

In 2007 Gov. Phil Bredesen proposed and the legislature set aside $40.7 million toward the construction of a pilot biorefinery. Those funds will be combined with a substantial investment from DuPont Danisco Cellulosic Ethanol to construct the high-tech research facility.

"I'm extremely pleased to see UT partner with a company like DuPont Danisco," Bredesen said. "This announcement marks an important step forward in our goal to leverage the best of Tennessee's agricultural and academic resources in a way that will maximize our potential as a farm-based fuels leader. Biomass ethanol research and production is fundamental to positioning Tennessee to take advantage of the economic opportunities of the future."

The university has invested state research dollars toward the development of switchgrass as a potential energy crop for the state and the United States. The first switchgrass plots that will supply the pilot biorefinery were planted by area farmers in spring 2008. These crops will fully mature in three years, and demonstration of switchgrass-to-ethanol conversion could begin as early as 2010. The pilot plant will initially process western Tennessee corn cobs to ethanol and then will optimize its technology for switchgrass to ethanol conversion.

The Tennessee Biofuels Initiative is a farm-to-fuel business plan developed by UT Institute of Agriculture researchers that models a biofuels industry capable of supplementing 30 percent of Tennessee's current petroleum consumption.

For more information

http://www.dupontdanisco.com
http://www.Generaenergy.net
http://www.utbioenergy.org/TNBiofuelsInitiative/

Contacts

DuPont Danisco Cellulosic Ethanol LLC
Michelle Reardon
Tel: 302-530-9197
E-mail: michelle.s.reardon@usa.dupont.com

University of Tennessee
Patricia McDaniels
Tel: 865-974-7375
E-mail: pclark@utk.edu

Office of Governor Phil Bredesen
Lydia Lenker
Tel: 615-741-3763
E-mail: lydia.lenker@state.tn.us

▲ Top Print Mail a colleague about this page

Disclaimer Privacy policy © 2005 Danisco A/S Langebrogade



DANISCO

First you add knowledge...

Text size: A A

26 March 2008 - 11:09

Announcement of Results for Q3 2007/08

Announcement of Results for Q3 2007/08 (1 November 2007 - 31 January 2008)

Notice no.: 2/2008

Accelerating growth in a challenging market

Q3 2007/08 witnessed a welcome acceleration of topline growth in our Ingredients business. Organic growth averaged 6%, driven by double-digit growth in both Cultures and Genencor, a rebound for Texturants but weakness in Sweeteners.

Ingredients margins remain under severe pressure particularly from rising input costs. Sugar performed ahead of our expectations, and the process of demerging Sugar is now well on track. We are upgrading our outlook for profit for the year to at least DKK 1.6 billion (previously around DKK 1.5 billion) driven by Sugar.

CEO Tom Knutzen comments: "The rebound in revenue growth in Ingredients has been largely broad-based, and we remain optimistic regarding our revenue outlook. However, soaring Ingredients costs show no signs of abating. It will therefore remain a challenge for us to defend our profits in Ingredients, but we will continue to do so through cost containment efforts, insistence on further price increases, and other value enhancing measures.

We will be adjusting our Ingredients organisation as per 1 May 2008, thus aligning our platform with the ongoing strategy process." See page 10 for further details.

Highlights

- Ingredients recorded organic growth of 6% for Q3, up from 3% in H1 2007/08. Most major business segments contributed well to this performance, with Sweeteners being the notable exception due to xylitol challenges. Bio Ingredients grew organically by 12% driven by double-digit advances in both Cultures and Genencor.
- The pressure on our Ingredients margins is accelerating. Our reported EBIT margin came in at 11.2% in Q3 2007/08 against 11.4% last year (12.8% adjusted for a negative one-off item).
- Sugar delivered ahead of our expectations in Q3 driven by stronger volumes.
- The recent European Commission announcement has facilitated greater clarity regarding the EU sugar market. As a result, we have lifted our long-term targets for Sugar and formally commenced the process of demerging Sugar by the end of calendar-year 2008.

Outlook for 2007/08

For the Group, we now expect an EBIT of above DKK 2.0 billion (previously at least DKK 1.95 billion).

We adjust our EBIT outlook for Ingredients to around DKK 1,575 million (previously around DKK 1.6 billion).

For Sugar, we upgrade our EBIT by DKK 100 million, to around DKK 600 million, after satisfactory operating performance as well as one-offs of around DKK 60 million.

For the Group, we now expect to report profit for the year before share-based payments of above DKK 1.6 billion (previously DKK 1.5 billion).

For the full results, download the PDF reports below:

Download the full Q3 results report in English

Download the full Q3 results report in Danish

Printed Thursday, 24 July 2008 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/stock+exchange+news/2008/investor_254_en.htm
© Danisco 2005. All rights reserved.

DANISCO

First you add knowledge...



26 March 2008

Announcement of Results for Q3 2007/08

(1 November 2007 - 31 January 2008)

Contents

Summary 3
Key figures and financial ratios 4
Group financials 5
Ingredients 6
Sugar 12
Outlook for 2007/08 14
Other information 16
Management's statement 17
Income statement 18
Cash flow statement 19
Balance sheet 20
Top line growth in Ingredients 21
Quarterly key figures 22
Result of discontinued operations 24
Proforma balance sheet 25
Stock exchange notices 26

With 9,700 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

Executive Board
Notice no.: 2/2008

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O.Box 17
1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Announcement of Results for Q3 2007/08
1 November 2007– 31 January 2008
(Unaudited)

26 March 2008

Accelerating growth in a challenging market

Q3 2007/08 witnessed a welcome acceleration of topline growth in our Ingredients business. Organic growth averaged 6%, driven by double-digit growth in both Cultures and Genencor, a rebound for Texturants but weakness in Sweeteners. Ingredients margins remain under severe pressure particularly from rising input costs. Sugar performed ahead of our expectations, and the process of demerging Sugar is now well on track. We are upgrading our outlook for profit for the year to at least DKK 1.6 billion (previously around DKK 1.5 billion) driven by Sugar.

CEO Tom Knutzen comments: "The rebound in revenue growth in Ingredients has been largely broad-based, and we remain optimistic regarding our revenue outlook. However, soaring Ingredients costs show no signs of abating. It will therefore remain a challenge for us to defend our profits in Ingredients, but we will continue to do so through cost containment efforts, insistence on further price increases, and other value enhancing measures. We will be adjusting our Ingredients organisation as per 1 May 2008, thus aligning our platform with the ongoing strategy process." See page 10 for further details.

Highlights

- Ingredients recorded organic growth of 6% for Q3, up from 3% in H1 2007/08. Most major business segments contributed well to this performance, with Sweeteners being the notable exception due to xylitol challenges. Bio Ingredients grew organically by 12% driven by double-digit advances in both Cultures and Genencor.

- The pressure on our Ingredients margins is accelerating. Our reported EBIT margin came in at 11.2% in Q3 2007/08 against 11.4% last year (12.8% adjusted for a negative one-off item).

- Sugar delivered ahead of our expectations in Q3 driven by stronger volumes.

- The recent European Commission announcement has facilitated greater clarity regarding the EU sugar market. As a result, we have lifted our long-term targets for Sugar and formally commenced the process of demerging Sugar by the end of calendar-year 2008.

Outlook for 2007/08

For the Group, we now expect an EBIT of above DKK 2.0 billion (previously at least DKK 1.95 billion).

We adjust our EBIT outlook for Ingredients to around DKK 1,575 million (previously around DKK 1.6 billion).

For Sugar, we upgrade our EBIT by DKK 100 million, to around DKK 600 million, after satisfactory operating performance as well as one-offs of around DKK 60 million.

For the Group, we now expect to report profit for the year before share-based payments of above DKK 1.6 billion (previously DKK 1.5 billion).

See page 14 for further details.

Key figures and financial ratios

(DKKm)	Q3 2007/08	Q3 2006/07	YTD 2007/08	YTD 2006/07
Income statement				
Revenue	4,642	4,443	13,955	14,059
EBITDA before special items	766	627	2,421	2,243
Operating profit before special items (EBIT)	479	367	1,629	1,466
Special items	(1)	(18)	30	(104)
Operating profit	478	349	1,659	1,362
Net financial expenses	(95)	(150)	(299)	(377)
Profit before tax	383	199	1,360	985
Profit from continuing operations	264	141	928	700
Profit from discontinued operations	-	22	457	106
Profit for the period	264	163	1,385	806
Profit attributable to equity holders of the parent	258	153	1,360	782
Revenue				
Ingredients	2,986	2,921	9,115	9,045
Sugar	1,739	1,587	5,050	5,210
Eliminations	(83)	(65)	(210)	(196)
Total	**4,642**	**4,443**	**13,955**	**14,059**
Operating profit before special items (EBIT)				
Ingredients	335	334	1,205	1,161
Sugar	123	80	449	410
Unallocated	1	(41)	(69)	(117)
Subtotal	**459**	**373**	**1,585**	**1,454**
Share-based payments	20	(6)	44	12
Total	**479**	**367**	**1,629**	**1,466**
Cash flow				
Cash flow from operating activities	(639)	(561)	1,328	2,121
Cash flow from investing activities	(157)	(353)	(656)	(882)
Free cash flow	**(796)**	**(914)**	**672**	**1,239**
Balance sheet				
Total assets	29,795	32,249	29,795	32,249
Equity attributable to equity holders of the parent	12,510	12,668	12,510	12,668
Equity	12,773	12,978	12,773	12,978
Net interest-bearing debt	9,121	12,063	9,121	12,063
Net operating assets	14,450	13,980	14,450	13,980
Invested capital	23,309	23,259	23,309	23,259
Return on capital (%)*				
Return on invested capital including goodwill	8.6	7.6	8.6	7.6
Return on equity	12.8	5.1	12.8	5.1
Number of shares				
Diluted average number of shares	47,617	49,054	48,302	49,028
Diluted number of shares at period-end	47,525	48,977	47,525	48,977
Earnings per share (DKK)**				
Diluted earnings per share	5.43	3.13	28.17	15.95
Diluted earnings per share before special items and discontinued operations	5.45	2.97	18.29	15.37
Diluted cash flow per share	(13.42)	(11.44)	27.49	43.26
Diluted book value per share	263	259	263	259
Share price				
Market price per share (DKK)	333	465	333	465
Market capitalisation (DKK million)	15,817	22,750	15,817	22,750

*) Calculated on a rolling 12-month basis.

**) The effect of Danisco's programmes for share options and warrants has been included in the diluted values.

Group financials

In Q3 2007/08, we saw a continuation of the key drivers that we have been reporting over the past several quarters – focus on growth opportunities in Ingredients; insistence on notable price hikes in some areas due to severe cost pressures stemming from soaring global raw material prices; cost containment efforts in all areas of our business; and Sugar manoeuvring successfully through the challenging EU sugar market reform.

The escalation of input costs has prevented further margin enhancement for Ingredients. At the same time, the division's topline has accelerated substantially driven both by volume gains and successful price increases where our decision to lead the way in terms of better prices has proven to be the right strategy. As such, the underlying drivers that we have witnessed this past quarter have not been surprising to us since our last quarterly announcement, but their magnitude and speed remain a challenge.

New organisation structure for Ingredients

Danisco is currently undergoing a transformation as we have divested Flavours in 2007 and are now accelerating the spin-off process of Sugar. Today's decision to reorganise Ingredients has been made in order to address current market trends and enables us to further explore opportunities; see page 10 for more detail.

Accelerating topline growth

In Q3 2007/08, Danisco reported sales of DKK 4.6 billion, an increase of DKK 200 million Y/Y. Our core Ingredients division grew revenues by 2% Y/Y on the back of a 13% weakening of the USD against the DKK, while underlying organic topline growth came in at 6% for the quarter thanks to a regained momentum particularly in Cultures, Genencor and Texturants, and despite notable weakness in Sweeteners. Sugar witnessed a solid topline improvement of 10% Y/Y.

Defending Ingredients profits despite substantial challenges

Despite the above-mentioned challenges for Ingredients, the division succeeded in defending its level of profits this quarter, reporting an unchanged EBIT of DKK 335 million Y/Y (up 7% in constant currencies). Sugar exceeded our expectations by delivering further EBIT margin expansion thanks to a combination of better operating performance and the absence of restructuring levies this year.

EBIT for the group +23% Y/Y

For the group, EBIT came in at DKK 459 million before share-based payments compared to a level of DKK 373 million in Q3 2006/07, an increase of 23% Y/Y. We have now booked a gain of DKK 38 million on the previously announced sale of our former property at Langebrogade, adjacent to our headquarters, which has had a positive effect on our net corporate costs in Q3 2007/08. Our net operating income was furthermore impacted by income from Firmenich-related tolling production as well as income from funded research at Genencor which last year recorded a DKK 40 million one-time cost item relating to SPEZYME® ETHYL.

Share-based payments contributed DKK 20 million to our income statement this quarter, while special items came in at a net expense of DKK 1 million.

Seasonality lifts net interest bearing debt Q/Q

Net financial expenses came in at DKK 95 million against DKK 150 million last year, driven by lower debt mainly due to our divestment of Flavours as per 1 July 2007. Net interest bearing debt grew to DKK 9.1 billion against DKK 8.4 billion at the beginning of Q3 due to seasonal patterns in Sugar as beet growers are being paid substantial amounts in January.

Maintaining our capex outlook

Our investments in fixed assets came in at DKK 156 million against DKK 344 million last year. We expect high payouts for investments in Q4 and still anticipate ending the full year at around DKK 1.2 billion in investments, excluding purchase of quota in Sugar.

Ingredients

(DKKm)	Q3 2007/08	Q3 2006/07	YTD 2007/08	YTD 2006/07
Revenue				
Bio Ingredients	1,364	1,282	4,084	3,940
Textures & Sweeteners	1,630	1,648	5,057	5,122
Eliminations	(8)	(9)	(26)	(17)
Total	**2,986**	**2,921**	**9,115**	**9,045**
Growth (%)	2	-	1	3
Organic growth (%)	6	4	4	6
EBITDA	**514**	**502**	**1,724**	**1,663**
EBITDA margin (%)	17.2	17.2	18.9	18.4
EBIT				
Bio Ingredients	187	144	624	559
Texturants & Sweeteners	155	201	598	630
Central R&D	(7)	(11)	(17)	(28)
Total	**335**	**334**	**1,205**	**1,161**
EBIT margin (%)	11.2	11.4	13.2	12.8
RONOA (%)	**18.2**	**17.8**	**18.2**	**17.8**
Net working capital	3,568	3,193	3,568	3,193
Net non-current assets	5,572	5,476	5,572	5,476
Net operating assets	9,140	8,669	9,140	8,669
Goodwill	7,520	7,933	7,520	7,933
Invested capital	16,660	16,602	16,660	16,602

Accelerating growth

Q3 2007/08 witnessed a welcome acceleration of revenue growth in our Ingredients business. Our Bio Ingredients activities, comprising Cultures and our enzymes business Genencor, recorded broad-based organic growth of 12%. Our Texturants & Sweeteners (T&S) division saw organic growth of 3% after a flat H1 2007/08 and is thus starting to regain some topline momentum in line with our expectations.

Margins remain under pressure

On the other hand, our Ingredients margin remains under pressure. Ever increasing input costs combined with a high level of competitive pressure in certain areas keep our operating environment tough, and in our view this challenge is unlikely to abate in the short to medium term. We continue to focus on cost containment and other value creating measures as a means to counter these challenges. At the same time, we continue to enhance our R&D platform in order to safeguard and accelerate profitable growth also in the longer term.

Strengthening R&D

R&D spend accelerated during Q3 2007/08, growing organically at 17% Y/Y in currency adjusted terms, as we continue to strengthen our knowledge and innovation platform. We have been hiring further key research staff particularly at Genencor, not least with an eye to expanding our bioethanol opportunity.

Focus on NWC improvements

RONOA came in at 18.2%, up from 17.8% after Q3 2006/07. This progress came through thanks to RONOA improvements in previous quarters. It remains a priority for us to improve our NWC which is being negatively impacted especially by increasing raw material prices.

New Shanghai and Delhi facilities

We are now ready to open our Shanghai Research Center, bringing together a wide range of our R&D, sales and innovation activities. The centre will be inaugurated in early April, and staffing has been progressing very well. In India, we recently announced plans to address the functional systems upside in that market by opening a dedicated facility in New Delhi; meanwhile our adjacent former

Flavour factory has been converted into a Genencor blending and distribution site. The new joint site was inaugurated in March.

Firmenich sales synergies coming through

Our partnership agreement with Firmenich is progressing well. Sales synergies have now started to materialise on both sides of the partnership, and we remain confident about the strategic rationale of the platform that we have built with Firmenich. Meanwhile, the transitional production that we have carried out for our Swiss partner is now coming to an end.

Further enhancement of our customer relationships

Rising input costs represent an even greater challenge to some of our customers than they do to us, and we see opportunities in helping our customers addressing the issue of cost-cutting through reformulations and other measures. We recently published a comprehensive cross-segment cost-savings guide on Partnerweb, our exclusive website for premium customers, in order to further enhance our close relationship with customers as we manoeuvre through the current volatile operating environment.

Product segments

Bio Ingredients

(DKKm)	Q3 2007/08	Q3 2006/07	YTD 2007/08	YTD 2006/07
Revenue	**1,364**	**1,282**	**4,084**	**3,940**
Growth (%)	6	(1)	4	3
Organic growth (%)	12	4	7	6
EBIT	**187**	**144**	**624**	**559**
EBIT margin (%)	13.7	11.2	15.3	14.2

Double-digit growth

Growth in our Bio Ingredients division accelerated during Q3 2007/08, resulting in organic growth of 12% for the quarter and 7% YTD. Both Cultures and Genencor saw double-digit, volume-driven growth over the period.

Genencor growing fast in US bioethanol

Genencor reported growth in all business units excluding Textiles. Feed enzyme growth rates remained at particularly high levels for all major product lines, whilst fermentation alcohol enzymes (used primarily in bioethanol production) are rapidly regaining momentum and are catching up with market growth rates in the dominant North American segment. Our Fabric & Household Care business unit (including detergents) recorded moderate growth for the quarter. In food enzymes, our baking enzyme G4 which was launched in 2007 is starting to report successes at new bakery accounts and has seen excellent opportunities in the tortilla segment in particular. Genencor is also continuing to harvest solid improvements in productivity.

Genencor enzyme in Creutzfeldt-Jakob inactivating patent

Genencor announced in March that the UK Health Protection Agency had been awarded a US patent for inactivating prions causing various forms of transmissible diseases, including the human variant Creutzfeldt-Jakob disease, on surgical instruments. This solution was developed in conjunction with Genencor, and the patented method uses our Prionzyme™ prion-degrading enzyme. We are now moving on to commercialise this solution.

Broad-based growth in Cultures

Cultures saw healthy growth rates across all major business units. Demand in our smaller Cultures businesses – dietary supplements and dairy enzymes – was especially favourable, but it is also encouraging to us that our dairy cultures and food protection units delivered attractive growth rates again this quarter.

Cultures is progressing well in its production upgrade of the Madison plant which will facilitate further growth acceleration in the North American market through new launches.

Margin increase due to last year's one-time cost

In Q3 2007/08, Bio Ingredients reported a 2.5 percentage point EBIT margin expansion Y/Y, to 13.7%. This improvement was driven by the fact that a DKK 40 million one-time cost item relating to the SPEZYME® ETHYL court case was booked during Q3 2006/07, as previously reported. The underlying margin in Bio Ingredients was in fact squeezed by factors such as higher input costs, a changed product mix and the expected increase in R&D spend.

Texturants & Sweeteners

(DKKm)	Q3 2007/08	Q3 2006/07	YTD 2007/08	YTD 2006/07
Revenue	**1,630**	**1,648**	**5,057**	**5,122**
Growth (%)	(1)	1	(1)	4
Organic growth (%)	3	4	1	5
EBIT	**155**	**201**	**598**	**630**
EBIT margin (%)	9.5	12.2	11.8	12.3

Our Texturants & Sweeteners (T&S) division recorded 3% organic growth for the quarter, reflecting widely different performance trends by product area.

Strong topline momentum for Emulsifiers

Emulsifiers saw solid revenue growth during Q3 2007/08 driven primarily by price increases as the hikes introduced during 2007 to compensate for rising input costs have now started to come through. We expect continued strong topline momentum over the coming quarters for this business area. The negative volume momentum that we experienced during H1 2007/08 as a result of our determination to move the emulsifier market to higher price levels has generally subsided. In Gums & Systems, ice cream blends rebounded after a challenging first half of the year, albeit with great regional variances.

Xylitol recovery slower than targeted

Meanwhile, we are experiencing weak revenue momentum in Sweeteners, not least in xylitol. We have lost one major customer due to reformulation as a result of last year's xylose supply crisis. Generally, new customer-driven xylitol applications and launches have been slower than expected in taking off, while at the same time we are seeing an increased level of available capacity stemming from Chinese xylitol producers. These factors do not alter our confidence in the underlying strength of our Sweeteners business, but the delay in demand does represent a short to medium term challenge to us. Some Sweeteners segments like Rare Sugars and Pharma performed strongly this quarter.

Margin pressure shows no sign of abating

In Q3 2007/08, the T&S division reported an EBIT margin of 9.5%, a 2.7 percentage point decrease Y/Y. The key reason for this decline, aside from the above-mentioned deteriorating revenue momentum in Sweeteners, is the unrelenting and unprecedented surge in input costs, especially for our Emulsifiers business. Viewed in isolation, we estimate that rising raw material costs have added around DKK 175 million to our T&S cost base this financial year. Rising energy prices are also taking their toll.

Further price increases crucial

Therefore, we continue to chase the curve in terms of getting compensated for higher costs through price increases, and even at stable input price levels it would take some time for us to be fully compensated for these cost increases. Clearly, in this operating environment, notable price increases remain at the top of our agenda as we are determined to defend our profits also in the coming year.

Innovation driving our industry leadership

Whilst margins remain a top-of-mind issue for us, we must continue to drive innovation and search incessantly for new opportunities in all aspects of our business. For example, following its FDA approval we are seeing keen interest in the prebiotic benefits of Litesse®, which is being promoted as part of our weight management platform in Health & Nutrition.

Abitec acquisition

In January, we announced plans to acquire Abitec, the UK emulsifier arm of ABF Ingredients; this acquisition is still pending approval by the relevant competition authorities.

Expenses and revaluation of xanthan site in Melle

The xanthan business continues to experience healthy market demand but production costs have been under pressure. As a result, we have commenced a restructuring of the energy supply system at our site in Melle, France (acquired as part of the Rhodia deal in 2004), with the aim to optimise energy supplies. Related costs will be expensed following the termination of our supply agreement with Rhodia, whilst at the same time we will revaluate related fixed assets and goodwill at the Melle xanthan facility. Of around DKK 85 million in one-off costs relating to Melle, to be booked in Q4 2007/08, around two-thirds are non-cash items.

Geographic segments

(DKKm)	Q3 2007/08	Q3 2006/07	YTD 2007/08	YTD 2006/07
Revenue				
Europe	1,167	1,142	3,591	3,568
North America	794	798	2,436	2,517
Latin America	316	291	920	866
Asia-Pacific	550	550	1,695	1,680
Rest of the world	159	140	473	414
Total	**2,986**	**2,921**	**9,115**	**9,045**
Organic growth (%)				
Europe	3	1	1	6
North America	11	0	5	3
Latin America	12	5	8	8
Asia-Pacific	4	11	4	9
Rest of the world	11	16	14	9
Total	**6**	**4**	**4**	**6**

Europe

In Europe, Ingredients sales grew organically by 3% in Q3 2007/08, driven by solid growth in Bio Ingredients and a decline in T&S sales. In Bio Ingredients, both Cultures and Genencor showed good growth, although Cultures grew particularly well. Enzyme sales to the dormant European grain-based ethanol market were weak but are now at an insignificant level in terms of Genencor's overall performance. The negative growth in T&S was exclusively driven by declining sales in Eastern Europe. This was due to reformulation by one major customer within xylitol.

North America

Sales in North America developed very well, growing organically at 11% Y/Y. All major business areas contributed to this healthy growth. Genencor's revenues performed particularly well over the quarter, also excluding the fast-growing bioethanol segment. One of the few exceptions to the generally positive revenue trend in North America was ice cream blends where the entire sector remains weak.

Asia-Pacific

Asia-Pacific grew by 4% in the quarter, which marked an improvement over the previous quarter. Growth was distributed fairly evenly between the main business segments, and growth in China was particularly healthy at double-digit growth rates. Genencor started to see a rebound in growth.

Latin America

Latin America performed above-target during Q3 2007/08, posting organic growth of 12%. Both T&S and Bio Ingredients showed solid growth rates, although growth rates for Bio Ingredients were particularly healthy.

Rest of the world

The rest of the world, which accounts for around 5% of Ingredients sales, came in at double-digit organic growth mainly due to good performance by Texturants & Sweeteners, whilst Genencor was still hurt by our previous Indian distributor being acquired by a competitor.

Organisational changes

Adjusting our Ingredients organisation

We have decided to adjust our Ingredients organisation as per 1 May 2008, thus aligning our platform with the ongoing strategy process and further enhancing our agility and focus on Health and Nutrition.

Evaluating "Unfolding the potential"

Danisco is currently undergoing a transformation, as demonstrated by our decision to divest Flavours in 2007 and the acceleration of our spin-off process of Sugar. Internally, we implemented a simplified organisational structure in November 2006 as part of our "Unfolding the potential" plan, the results of which we have evaluated. Our conclusion is that it has brought about the targeted results in regards to Genencor, Cultures and our global sales and applications organisation SAFI. Meanwhile, Texturants & Sweeteners has been facing two issues. Firstly, its relative size creates an unbalanced organisation in light of the sale of Flavours and separation of Sugar and, secondly, the benefits that we have harvested from creating T&S have not fully lived up to our expectations.



DANISCO A/S
FOOD INGREDIENTS
GENENCOR
Enablers
Bio Actives
Emulsifiers Division
Gums & Systems Division
Genencor Division
Sales & Application Food Ingredients (SAFI)

Executive Committee (EC): Tom Knutzen, Søren Bjerre-Nielsen, Mogens Granborg, Fabienne Saadane-Oaks, Ole Søgaard Andersen, Stine Bjerg Nielsen and Tjerk de Ruiter

New Food Ingredients operating segment

Under the new organisational structure, SAFI will continue as today. A new Food Ingredients operating segment will bring together our four food ingredient divisions, while Genencor will also be reporting as a separate operating segment.

Bio Actives: Sweeteners and Cultures – further strengthening Health & Nutrition focus

Sweeteners and Cultures will operate as divisions reporting to Food Ingredients but will also be part of Bio Actives that will bring together our health claim ingredients (e.g. pre- and probiotics) under one umbrella, allowing us to generate further growth synergies from their joint strategic platform. Sweeteners will continue to be operated by Nicholas Dunning, while Cultures will continue to be headed by Fabienne Saadane-Oaks. Mr Dunning will be reporting to Mrs Saadane-Oaks.

Enablers: Emulsifiers and G&S

Our Emulsifiers division will continue to be headed by Martin Klavs Nielsen who will furthermore assume the responsibilities of Ingredients' engineering and process development activities that target synergies across our Food Ingredients business. Meanwhile, Mikael Sternberg Christiansen will be joining Danisco as per 1 April 2008 to assume responsibility for the Gums & Systems (G&S) division; the former head of G&S, Anders Wilhjelm, has announced that he will be leaving Danisco to join GEA. Mr Christiansen will also be heading our cross-divisional, non-strategic procurement initiatives. As a result, the T&S division will cease to exist, and on that basis Torben Svejgård will be leaving Danisco at the end of May 2008. Danisco is

T&S will cease to exist

thankful to Mr Svejgård for his important contribution to the company over the past 16 years. Emulsifiers and G&S will report to Tom Knutzen under the name of Enablers.

Our CTO Leif Kjærgaard, who had planned his retirement by the end of 2008, has chosen to bring forward his retirement in light of the organisational changes, although he will continue his engagement in a number of projects. The majority of Dr Kjærgaard's responsibilities will be taken over by Dr Andrew Morgan as per 1 May.

As a result, Danisco's Executive Committee – the main role of which is to coordinate the group's performance and overall strategy - will from 1 May 2008 consist of the following members: Tom Knutzen, Søren Bjerre-Nielsen, Mogens Granborg, Fabienne Saadane-Oaks, Ole Søgaard Andersen, Stina Bjerg Nielsen and Tjerk de Ruiter.

Financial shared service centre in Bratislava

We continue to seek out opportunities for optimising our cost base in all parts of our business. For example, we recently announced plans to open an internal financial shared service centre in Bratislava, Slovakia, to handle the majority of financial transaction processing currently managed out of our Brabrand site in Denmark. We expect the new centre to leverage on experience from previous successful pilot projects in Denmark and South America and thus extend on the experience of these competencies.

Sugar

(DKKm)	Q3 2007/08	Q3 2006/07	YTD 2007/08	YTD 2006/07
Revenue	**1,739**	**1,587**	**5,050**	**5,210**
Growth (%)	10	(19)	(3)	(11)
EBITDA	**229**	**171**	**717**	**681**
EBITDA margin (%)	13.2	10.8	14.2	13.1
EBIT	**123**	**80**	**449**	**410**
EBIT margin (%)	7.1	5.0	8.9	7.9
RONOA (%)	**12.7**	**12.3**	**12.7**	**12.3**
Net working capital	2,046	1,614	2,046	1,614
Net non-current assets	3,166	3,514	3,166	3,514
Net operating assets	5,212	5,128	5,212	5,128
Goodwill	1,339	1,346	1,339	1,346
Invested capital	6,551	6,474	6,551	6,474

Performance exceeding our expectations

Sugar's performance exceeded our expectations in Q3 2007/08. Revenue for the quarter came in 10% ahead of last year despite the challenging EU sugar market conditions, driven by better industry, non-quota and non-EU volumes albeit at generally lower prices. Meanwhile our EBIT margin expanded to 7.1%, up 2.1 percentage points Y/Y. As previously announced, Q3 2006/07 included restructuring levy charges of DKK 105 million.

We have increased our long-term targets

On 4 March 2008, we lifted our long-term financial targets for Danisco Sugar. We now expect revenue of at least DKK 6.0 billion and an EBIT margin (before special items and share-based payments) of at least 10% once the EU sugar reform has been fully implemented; we previously targeted a margin of at least 10% on revenue of DKK 5.0-5.5 billion.

Greater EU sugar market clarity

The main reason for our long-term target upgrade is the greater clarity that we see regarding the EU sugar regime reform. On 26 February 2008, the European Commission announced not only substantial voluntary quota surrender by the EU sugar industry but also clear targets for further quota reductions that we expect will bring about balance between demand and supply into the EU sugar market. We see the Commission's announcement as a major step towards a more stable sugar market in Europe. In addition, we are encouraged by a stronger feed and molasses market, and the results of the successful restructuring of our sugar business have started to materialise. We expect to announce a quota cut of around 5% by 31 March 2008 following discussions with the beet growers.

As a result, we expect to book positive net special items in Sugar – including compensation and writedowns relating to the announced and planned quota withdrawals – of at least DKK 200 million in full year 2007/08.

Formally commencing separation of Sugar

Also as a result of the greater certainty regarding Sugar's long-term prospects, we have now formally commenced the process of separating Danisco Sugar from Danisco that we outlined at the time of our AGM in August 2007. Our primary objective remains an independent listing of Danisco Sugar; we expect this to happen by the end of the current calendar year, unless an outright sale of the business proves to be more value enhancing. We are confident that a tax-free spin-off – where our current shareholders would receive one share in Danisco Sugar for each Danisco share – can be achieved; formal discussions with the relevant tax authorities are still ongoing.

Regardless of the outcome of the separation process, we will ask our shareholders to approve either the spin-off or sale at a general meeting.

Preliminary outlook for 2008/09

In order to enhance transparency in this challenging transitional year for the EU sugar industry, we decided to provide a preliminary financial outlook for Sugar for 2008/09 already at this stage, including expected revenue of around DKK 7.0 billion and EBIT (before special items and share-based payments) of between DKK 400 million and DKK 450 million.

For further information, please refer to our Stock Exchange Notice no. 1/2008.

Outlook for 2007/08

Assumptions underlying the outlook for 2007/08

We upgrade our Group outlook for operations for the financial year 2007/08 based on the current energy and raw material prices. Our currency and interest rate assumptions are specified below.

Revenue

Revenue is expected at at least DKK 18.8 billion (previously at around DKK 18.8 billion).

- Ingredients: At around DKK 12.1 billion (unchanged), corresponding to around 4% organic growth. Compared to 2006/07, the outlook is impacted by an approximately DKK 450 million negative currency effect, primarily due to the weak USD.
- Sugar: At least DKK 6.75 billion (previously at around DKK 6.75 billion).

EBIT before special items and share-based payments

EBIT is expected to come in above DKK 2.0 billion (previously at least DKK 1.95 billion).

- Ingredients: Around DKK 1,575 million (previously at around DKK 1.6 billion). Compared to 2006/07, the outlook is impacted by a DKK 70 million negative currency effect, primarily due to the weak USD.
- Sugar: At around DKK 600 million (previously at around DKK 500 million).

Special items

Special items are expected to amount to a net income of around DKK 100 million (previously a net expense of around DKK 25 million). The two main items are at least DKK 200 million in net income relating to Sugar (see page 12) and expenses of at least DKK 100 million from Ingredients relating primarily to Melle (see page 9).

Tax

We expect a tax rate of 31% (unchanged).

Profit expectations

Profit from continuing operations before share-based payments is expected at around DKK 1.2 billion (previously at around 1.05 billion). Profit from discontinued operations is estimated to be over DKK 450 million after tax related to the divestment of the Flavours activities (unchanged). Profit for the year before share-based payments is subsequently expected above DKK 1.6 billion (previously at around DKK 1.5 billion).

Investments

We still expect our total capex requirements to amount to around DKK 1.2 billion for the full financial year, excluding the effects of sugar quota reductions and purchases.

Currency and interest assumptions

USD assumptions

The outlook for 2007/08 is based on a USD rate of DKK 5.01 on 31 January 2008, with an average exchange rate in 2006/07 of DKK 5.77. On 25 March 2008, the USD rate was DKK 4.79.

Exchange rate sensitivity

The calculation of sensitivity to changes in the USD rate includes currencies that correlate with the USD. A change in the USD rate of DKK 1.00 and the same relative change in USD-related currencies will cause a change in full-year revenue of around DKK 700 million and in EBIT of around DKK 100 million.

Interest rate sensitivity

At the end of January 2008, the Group's average interest rate duration was 3.7 years and 54% of the Group's loans were based on fixed interest rates. A change in interest rates of 1% on an annual basis would – viewed in isolation – impact the Group's interest expenses by around DKK 44 million.

Risk factors

The forward-looking statements contained in this announcement, including expected revenue and earnings performance, inherently involve risks and uncertainties that could be materially affected by factors such as global economic matters, including interest rate and currency movements, fluctuations in raw material prices, production-related problems, breach or unexpected termination of contracts, price reductions resulting from market-driven price reductions, market acceptance of new products and launches of rivalling products. Danisco is only obliged to update and adjust the stated expectations in so far as this is required by law, including the Danish Securities Trading Act.

Other information

Accounting policies etc.
The accounting policies are unchanged from 2006/07.

In the case of discrepancies between the Danish and English versions of the Announcement of Results, the Danish version prevails.

Share buyback programme
The share buyback programme launched on 2 July 2007 was concluded on 14 December 2007 as previously announced. 1,248,200 shares were purchased, corresponding to 2.55% of the share capital. The average share price was DKK 400.58 per share, equivalent to a total of DKK 500 million. The shares are expected to be cancelled at the next Annual General Meeting on 20 August 2008.

Share-based payments
The total number of outstanding options amount to 1,996,617, equivalent to 4.08% of the Company's share capital. The cost of these programmes is in line with IFRS expensed in the income statement on an ongoing basis.

Information meeting
This Announcement of Results is also available at www.danisco.com. The meeting for institutional investors, equity analysts and the press to be held today at 3 pm can be followed on the above website.

Financial calendar

Date		Reporting period
26 May	2008	IR quiet period starts for Q4
23 June	2008	Q4 results
17 August	2008	IR quiet period starts for Q1
20 August	2008	Annual General Meeting 2008
18 September	2008	Q1 results
17 November	2008	IR quiet period starts for Q2
16 December	2008	Q2 results
19 February	2009	IR quiet period starts for Q3
18 March	2009	Q3 results
25 May	2009	IR quiet period starts for Q4
24 June	2009	Q4 results

For further information:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations, tel.: + 45 3266 2913, info@danisco.com

Management's statement

The Board of Directors and the Executive Board have considered and approved the interim report for the period 1 May 2007 – 31 January 2008 of Danisco A/S.

The interim report, which is unaudited, has been prepared in accordance with the International Financial Reporting Standards (IFRS) as adopted by the EU and Danish disclosure requirements governing interim financial reporting for listed companies. In our opinion, the interim report gives a true and fair view of the Group's assets, liabilities, financial position, cash flows and results of operations.

26 March 2008

Board of Directors

Anders Knutsen, Chairman

Jørgen Tandrup, Deputy Chairman

Håkan Björklund

Kirsten Drejer

Lis Glibstrup

Peter Højland

Flemming Kristensen

Bent Willy Larsen

Matti Vuoria

Executive Board

Tom Knutzen, CEO

Søren Bjerre-Nielsen

Mogens Granborg

Income statement 1 May 2007 - 31 January 2008

(DKKm)	Q3 2007/08	Q3 2006/07	YTD 2007/08	YTD 2006/07
Revenue	**4,642**	**4,443**	**13,955**	**14,059**
Cost of sales	(3,108)	(2,927)	(9,193)	(9,312)
Gross profit	**1,534**	**1,516**	**4,762**	**4,747**
Research and development expenses	(203)	(188)	(554)	(532)
Distribution and sales expenses	(668)	(639)	(1,945)	(1,870)
Administrative expenses	(296)	(305)	(836)	(907)
Other operating income	93	39	165	83
Other operating expenses	(1)	(50)	(7)	(67)
Share-based payments	20	(6)	44	12
Operating profit before special items	**479**	**367**	**1,629**	**1,466**
Special items	(1)	(18)	30	(104)
Operating profit	**478**	**349**	**1,659**	**1,362**
Net financial expenses	(95)	(150)	(299)	(377)
Profit before tax	**383**	**199**	**1,360**	**985**
Income tax expense	(119)	(58)	(432)	(285)
Profit for the period from continuing operations	**264**	**141**	**928**	**700**
Profit for the period from discontinued operations	-	22	457	106
Profit for the period	**264**	**163**	**1,385**	**806**
Distribution of profit for the period				
Equity holders of the parent	258	153	1,360	782
Minority interests	6	10	25	24
Total	**264**	**163**	**1,385**	**806**
Earnings per share in DKK				
EPS	5.44	3.14	28.24	16.05
DEPS	5.43	3.13	28.17	15.95
EPS from continuing operations	5.44	2.70	18.76	13.89
DEPS from continuing operations and before special items	5.45	2.97	18.29	15.37

Cash flow statement 1 May 2007 - 31 January 2008

(DKKm)	Q3 2007/08	Q3 2006/07	2007/08	2006/07
Cash flow from operating activities				
Operating profit before special items from continuing operations	479	367	1,629	1,466
Depreciation and writedowns	286	293	797	811
Adjustments	(84)	62	(132)	59
Share-based payments paid	(1)	(15)	(25)	(72)
Special items paid	(1)	(18)	30	(103)
Change in working capital	(1,042)	(967)	(255)	673
Interest received	137	47	392	179
Interest paid	(244)	(180)	(684)	(540)
Corporation tax paid	(169)	(150)	(424)	(352)
Cash flow from operating activities	**(639)**	**(561)**	**1,328**	**2,121**
Cash flow from investing activities				
Purchase of enterprises and activities	-	-	(20)	(61)
Purchase of property, plant and equipment	(247)	(318)	(748)	(840)
Sale of property, plant and equipment	98	11	126	57
Purchase of intangible assets	(15)	(43)	(49)	(108)
Sale of intangible assets	8	6	10	19
Sale of financial assets	(1)	(9)	25	51
Cash flow from investing activities	**(157)**	**(353)**	**(656)**	**(882)**
Free cash flow	**(796)**	**(914)**	**672**	**1,239**
Cash flow from financing activities				
Change in financial liabilities	971	708	(2,884)	(1,107)
Acquisition of treasury shares	(101)	(24)	(543)	(123)
Sale of treasury shares	-	11	30	87
Dividends paid	-	-	(361)	(328)
Change in minority interests	1	-	(61)	(31)
Cash flow from financing activities	**871**	**695**	**(3,819)**	**(1,502)**
Cash flow from discontinued operations	**(10)**	**120**	**3,295**	**206**
Decrease/increase in cash and cash equivalents	**65**	**(99)**	**148**	**(57)**
Cash and cash equivalents at start of period	452	449	372	411
Exchange adjustment of cash and cash equivalents	(1)	(4)	(4)	(8)
Cash and cash equivalents at end of period	**516**	**346**	**516**	**346**

Net interest bearing debt

(DKKm)	Q3 2007/08	Q3 2006/07	2007/08	2006/07
Specification of net interest bearing debt				
Non-current mortgage and credit institutions debt	4,289	6,985	4,289	6,985
Current mortgage and credit institutions debt	5,335	5,410	5,335	5,410
Interest bearing debt	**9,624**	**12,395**	**9,624**	**12,395**
Other interest bearing receivables or debt	13	14	13	14
Cash and cash equivalents	(516)	(346)	(516)	(346)
Net interest bearing debt	**9,121**	**12,063**	**9,121**	**12,063**
Change in net interest bearing debt				
Net interest bearing debt beginning of period	**8,407**	**11,324**	**12,222**	**13,224**
Exchange adjustment of opening value etc.	(45)	(63)	(175)	(111)
Net financial liabilities divested	(146)	-	150	-
Change in financial liabilities	971	708	(2,884)	(1,107)
Decrease/increase in cash and cash equivalents	(65)	99	(148)	57
Non-interest bearing financial liabilities, reversed	13	1	(119)	1
Other movements	(14)	(6)	75	(1)
Net interest bearing debt end of period	**9,121**	**12,063**	**9,121**	**12,063**

Statement of recognised income and expense

(DKKm)	31 January 2008	31 January 2007	30 April 2007
Consolidated profit including discontinued	**1,385**	**806**	**1,079**
Foreign exchange rate adjustment of subsidiaries and associates	(483)	(134)	(418)
Hedging of future transactions for the period	(214)	(47)	(97)
Tax on items recognised directly in equity	53	9	8
Other movements in equity	3	7	34
Net income recognised directly in equity	**(641)**	**(165)**	**(473)**
Total recognised income and expense	**744**	**641**	**606**

Balance sheet 31 January 2007

(DKKm)	31 January 2008	31 January 2007	30 April 2007
Assets			
Goodwill	8,859	10,584	10,399
Other intangible assets	1,285	1,240	1,213
Property, plant and equipment	8,065	8,694	8,693
Financial assets	596	965	791
Total non-current assets	**18,805**	**21,483**	**21,096**
Inventories	6,393	6,352	5,371
Receivables	4,081	4,068	4,546
Cash and cash equivalents	516	346	372
Total current assets	**10,990**	**10,766**	**10,289**
Total assets	**29,795**	**32,249**	**31,385**
Equity and liabilities			
Share capital	979	979	979
Other reserves	11,531	11,689	11,665
Equity attributable to equity holders of the parent	**12,510**	**12,668**	**12,644**
Minority interests	263	310	305
Total equity	**12,773**	**12,978**	**12,949**
Non-current liabilities	6,304	9,315	8,456
Current liabilities	10,718	9,956	9,980
Total liabilities	**17,022**	**19,271**	**18,436**
Total equity and liabilities	**29,795**	**32,249**	**31,385**
Changes in equity			
Equity at beginning of period	**12,949**	**12,726**	**12,726**
Total recognised income and expense	**744**	**641**	**606**
Dividends paid to shareholders	(361)	(328)	(328)
Dividends paid to minority interests	(61)	(32)	(32)
Capital increase	6	1	1
Sale of activity	(6)	-	-
Share-based payments	14	6	12
Buyback of shares	(542)	(123)	(123)
Sale of treasury shares	30	87	87
Total change in equity	**(176)**	**252**	**223**
Equity at end of period	**12,773**	**12,978**	**12,949**
Other balance sheet data			
Net interest-bearing debt	9,121	12,063	12,222
Net operating assets	14,450	15,124	15,444
Invested capital	23,309	25,708	25,843

Top line growth in Ingredients

(%)	Total	Currency	Acquisitions	Organic	Sales distribution
Sales growth by division					
Q3 2007/08 vs. Q3 2006/07					
Bio Ingredients	6	(6)	0	12	45
Texturants & Sweeteners	(1)	(4)	0	3	55
Total	**2**	**(4)**	**0**	**6**	**100**
2007/08 vs. 2006/07					
Bio Ingredients	4	(3)	0	7	45
Texturants & Sweeteners	(1)	(3)	1	1	55
Total	**1**	**(3)**	**0**	**4**	**100**
Sales growth by geography					
Q3 2007/08 vs. Q3 2006/07					
Europe	2	(1)	0	3	39
North America	(1)	(12)	0	11	27
Latin America	9	(3)	0	12	11
Asia-Pacific	0	(4)	0	4	18
Rest of the world	13	(2)	4	11	5
Total	**2**	**(4)**	**0**	**6**	**100**
2007/08 vs. 2006/07					
Europe	1	0	0	1	39
North America	(3)	(8)	0	5	27
Latin America	6	(2)	0	8	10
Asia-Pacific	1	(4)	1	4	19
Rest of the world	16	(1)	3	14	5
Total	**1**	**(3)**	**0**	**4**	**100**

Holding of treasury shares

	Nominal value (DKK '000)	Number	% of share capital
Holding at 1 May 2007	3,303	165,146	0.34
Purchase	26,964	1,348,200	2.76
Sale, exercise of share options	(1,471)	(73,569)	(0.15)
Holding at 31 January 2008	**28,796**	**1,439,777**	**2.94**

Quarterly key figures based on proforma balance

(DKKm)	2006/07					2007/08				
	Q1	Q2	Q3	Q4	YTD	Q1	Q2	Q3	Q4	YTD
Income statement										
Revenue	4,856	4,760	4,443	4,743	18,802	4,672	4,641	4,642	-	13,955
EBITDA before special items	895	721	627	835	3,078	848	806	766	-	2,421
Share-based payments	56	(38)	(6)	9	21	21	3	20	-	44
Operating profit before special items	635	464	367	568	2,034	599	551	479	-	1,629
Special items	(15)	(71)	(18)	(75)	(179)	-	31	(1)	-	30
Operating profit	620	393	349	493	1,855	599	582	478	-	1,659
Net financial expenses	(93)	(134)	(150)	(129)	(506)	(105)	(99)	(95)	-	(299)
Profit before tax	527	259	199	364	1,349	494	483	383	-	1,360
Profit for the period from continuing operations	375	184	141	240	940	336	328	264	-	928
Profit for the period from discontinued operations	48	36	22	33	139	457	-	-	-	457
Profit attributable to equity holders of the parent	414	216	153	276	1,058	785	317	258	-	1,360
Cash flow from operating activities	1,436	1,248	(561)	82	2,203	1,376	591	(639)	-	1,328
Net investments in property, plant and equipment	(218)	(260)	(307)	(360)	(1,143)	(207)	(266)	(149)	-	(622)
Net investments in intangible assets	(25)	(27)	(37)	(41)	(130)	(16)	(16)	(7)	-	(39)
Purchase and sale of enterprises and activities	-	(61)	-	1	(60)	-	(20)	-	-	(20)
Purchase and sale of financial assets	66	(6)	(9)	(15)	36	30	(4)	(1)	-	25
Free cashflow	1,261	892	(914)	(333)	906	1,153	285	(796)	-	672
Balance sheet										
Assets	30,799	31,028	32,249	31,385	31,385	28,038	28,561	29,795	-	29,795
Equity attributable to equity holders of the parent	12,621	12,544	12,868	12,644	12,644	13,295	12,695	12,510	-	12,510
Equity	12,947	12,845	12,978	12,949	12,949	13,601	12,952	12,773	-	12,773
Net interest-bearing debt	11,968	11,324	12,063	12,222	12,222	8,077	8,407	9,121	-	9,121
Invested capital	23,143	22,441	23,259	23,462	23,462	22,876	22,697	23,309	-	23,309
Return on capital (%)										
ROIC	7.9	7.6	7.6	7.9	7.9	7.8	8.2	8.6	-	8.6
ROE	5.7	5.2	5.1	8.4	8.4	11.2	12.0	12.8	-	12.8
RONOA (%)*										
Ingredients	17.2	17.3	17.8	18.5	18.5	18.4	18.4	18.2	-	18.2
Sugar	14.5	14.1	12.3	11.4	11.4	11.3	11.9	12.7	-	12.7
Total	15.9	14.8	14.4	14.6	14.6	14.6	14.8	15.3	-	15.3
Net working capital										
Ingredients	3,262	3,127	3,193	3,184	3,184	3,537	3,497	3,566	-	3,566
Sugar	1,431	672	1,614	2,320	2,320	1,515	1,265	2,048	-	2,048
Unallocated	(16)	(17)	(24)	(22)	(22)	(19)	(17)	(16)	-	(16)
Total	4,677	3,782	4,783	5,482	5,482	5,033	4,745	5,598	-	5,598
Net non-current assets										
Ingredients	5,308	5,440	5,476	5,598	5,598	5,686	5,612	5,572	-	5,572
Sugar	3,674	3,651	3,514	3,046	3,046	2,956	3,220	3,166	-	3,166
Unallocated	191	212	207	216	216	84	119	114	-	114
Total	9,173	9,303	9,197	8,860	8,860	8,726	8,951	8,852	-	8,852
Net operating assets										
Ingredients	8,570	8,567	8,669	8,782	8,782	9,223	9,109	9,140	-	9,140
Sugar	5,105	4,323	5,128	5,366	5,366	4,471	4,485	5,212	-	5,212
Unallocated	175	195	183	194	194	65	102	98	-	98
Total	13,850	13,085	13,980	14,342	14,342	13,759	13,696	14,450	-	14,450
Goodwill										
Ingrediants	7,949	8,013	7,933	7,777	7,777	7,776	7,658	7,520	-	7,520
Sugar	1,344	1,343	1,346	1,343	1,343	1,341	1,343	1,339	-	1,339
Unallocated	-	-	-	-	-	-	-	-	-	-
Total	9,293	9,356	9,279	9,120	9,120	9,117	9,001	8,859	-	8,859
Invested capital										
Ingredients	16,519	16,580	16,802	16,559	16,559	16,999	16,767	16,660	-	16,660
Sugar	6,449	5,666	6,474	6,709	6,709	5,812	5,828	6,551	-	6,551
Unallocated	175	195	183	194	194	65	102	98	-	98
Total	23,143	22,441	23,259	23,462	23,462	22,876	22,697	23,309	-	23,309

*) Calculated on a rolling 12-month basis.

Quarterly key figures based on proforma balance

(DKKm)	2006/07 Q1	2006/07 Q2	2006/07 Q3	2006/07 Q4	2006/07 YTD	2007/08 Q1	2007/08 Q2	2007/08 Q3	2007/08 Q4	2007/08 YTD
Revenue per division										
Bio Ingredients	1,318	1,340	1,282	1,269	5,209	1,384	1,356	1,364	-	4,084
Texturants & Sweeteners	1,773	1,701	1,648	1,769	6,891	1,772	1,655	1,630	-	5,057
Eliminations	(6)	(2)	(9)	(9)	(26)	(9)	(9)	(8)	-	(26)
Ingredients	**3,085**	**3,039**	**2,921**	**3,029**	**12,074**	**3,127**	**3,002**	**2,986**	-	**9,116**
Sugar	1,847	1,776	1,587	1,785	6,995	1,606	1,705	1,739	-	5,050
Eliminations	(66)	(65)	(65)	(71)	(267)	(61)	(66)	(83)	-	(210)
Total	**4,866**	**4,760**	**4,443**	**4,743**	**18,802**	**4,672**	**4,641**	**4,642**	-	**13,955**
Organic growth per division (%)										
Bio Ingredients	8	6	4	4	6	6	5	12	-	7
Texturants & Sweeteners	5	6	4	8	6	1	0	3	-	1
Total	**7**	**7**	**4**	**6**	**6**	**3**	**2**	**6**	-	**4**
Revenue per region										
Europe	1,261	1,165	1,142	1,190	4,758	1,258	1,166	1,167	-	3,591
North America	857	852	798	819	3,336	827	815	794	-	2,436
Latin America	277	298	291	283	1,149	294	310	316	-	920
Asia-Pacific	555	575	550	569	2,249	584	561	550	-	1,695
Rest of the world	125	149	140	168	582	164	150	159	-	473
Total	**3,085**	**3,039**	**2,921**	**3,029**	**12,074**	**3,127**	**3,002**	**2,986**	-	**9,116**
Organic growth per region (%)										
Europe	8	8	1	0	4	0	0	3	-	1
North America	5	3	0	4	3	2	4	11	-	5
Latin America	18	3	5	20	11	6	7	12	-	8
Asia-Pacific	4	11	11	6	8	7	1	4	-	4
Rest of the world	(3)	15	16	34	15	34	2	11	-	15
Total	**7**	**7**	**4**	**6**	**6**	**3**	**2**	**6**	-	**4**
EBITDA before special items										
Ingredients	609	552	502	600	2,263	628	582	514	-	1,724
Sugar	265	245	171	267	948	232	256	229	-	717
Unallocated	(35)	(38)	(40)	(41)	(154)	(32)	(35)	3	-	(64)
Subtotal	**839**	**759**	**633**	**826**	**3,057**	**828**	**803**	**746**	-	**2,377**
Share-based payments	56	(38)	(6)	9	21	21	3	20	-	44
Total	**895**	**721**	**627**	**835**	**3,078**	**849**	**806**	**766**	-	**2,421**
EBITDA margin (%)										
Ingredients	19.7	18.2	17.2	19.8	18.7	20.1	19.4	17.2	-	18.9
Sugar	14.3	13.8	10.8	15.0	13.6	14.4	15.0	13.1	-	14.2
Total	**18.4**	**16.2**	**14.1**	**17.6**	**16.4**	**18.2**	**17.4**	**16.5**	-	**17.3**
Operating profit before special items										
Bio Ingredients	219	196	144	180	739	231	206	187	-	624
Texturants & Sweeteners	231	198	201	260	890	235	208	155	-	598
Central R&D	(8)	(9)	(11)	(9)	(37)	(5)	(5)	(7)	-	(17)
Ingredients	**442**	**385**	**334**	**431**	**1,592**	**461**	**409**	**335**	-	**1,206**
Sugar	175	155	80	171	581	151	175	123	-	449
Unallocated	(38)	(38)	(41)	(43)	(160)	(34)	(36)	1	-	(69)
Subtotal	**579**	**502**	**373**	**559**	**2,013**	**578**	**548**	**458**	-	**1,585**
Share-based payments	56	(38)	(6)	9	21	21	3	20	-	44
Total	**635**	**464**	**367**	**568**	**2,034**	**599**	**551**	**478**	-	**1,629**
EBIT margin (%)										
Bio Ingredients	16.6	14.6	11.3	14.2	14.2	16.9	15.2	13.7	-	15.3
Texturants & Sweeteners	13.0	11.6	12.2	14.7	12.9	13.3	12.6	9.5	-	11.8
Ingredients	**14.3**	**12.7**	**11.4**	**14.2**	**13.2**	**14.7**	**13.6**	**11.2**	-	**13.2**
Sugar	9.5	8.7	5.0	9.6	8.3	9.4	10.3	7.1	-	8.9
Total	**13.1**	**9.7**	**8.3**	**12.0**	**10.8**	**12.8**	**11.9**	**10.3**	-	**11.7**
Special items										
Ingredients	(15)	(66)	(8)	(82)	(171)	-	(6)	(1)	-	(7)
Sugar	-	-	(10)	(2)	(12)	-	37	-	-	37
Unallocated	-	(5)	-	9	4	-	-	-	-	-
Total	**(15)**	**(71)**	**(18)**	**(75)**	**(179)**	**-**	**31**	**(1)**	**-**	**30**

Result of discontinued operations

(DKKm)	Q3 2007/08	Q3 2006/07	YTD 2007/08	YTD 2006/07
Revenue	-	**355**	**292**	**1,162**
Cost of sales	-	(220)	(170)	(694)
Gross profit	-	**135**	**122**	**468**
Costs	-	**(103)**	**(82)**	**(314)**
Operating profit before special items	-	**32**	**40**	**154**
Special items	-	(2)	830	(6)
Operating profit	-	**30**	**870**	**148**
Net financials	-	-	-	-
Profit before tax	-	**30**	**870**	**148**
Income tax expense	-	(8)	(413)	(42)
Profit for the period from discontinued operations	-	**22**	**457**	**106**
Cash flow from discontinued operations				
Cash flow from operating activities	-	81	(38)	168
Cash flow from investing activities	(10)	35	3,315	31
Cash flow from financing activities	-	4	18	7
Total	**(10)**	**120**	**3,295**	**206**

Proforma balance sheet

(DKKm)	31 January 2008	31 January 2007	30 April 2007
Assets			
Goodwill	8,859	9,280	9,120
Other intangible assets	1,285	1,195	1,172
Property, plant and equipment	8,065	8,226	8,238
Financial assets	596	938	764
Total non-current assets	**18,805**	**19,639**	**19,294**
Inventories	6,393	5,915	4,937
Receivables	4,081	3,781	4,231
Assets held for sale	-	2,568	2,550
Cash and cash equivalents	516	346	372
Total current assets	**10,990**	**12,610**	**12,090**
Total	**29,795**	**32,249**	**31,384**
Equity and liabilities			
Share capital	979	979	979
Other reserves	11,531	11,689	11,665
Equity attributable to equity holders of the parent	**12,510**	**12,668**	**12,644**
Minority interests	263	310	305
Total equity	**12,773**	**12,978**	**12,949**
Non-current liabilities	6,304	9,304	8,550
Current liabilities	10,718	9,876	9,742
Liabilities held for sale	-	91	143
Total liabilities	**17,022**	**19,271**	**18,435**
Total	29,795	32,249	31,384

Assets and liabilities held for sale

(DKKm)	31 January 2008	31 January 2007	30 April 2007
Goodwill	-	1,304	1,279
Net non-current assets	-	501	485
Net working capital	-	645	616
Invested capital	-	**2,450**	**2,380**
Financial assets	-	27	27
Total	-	**2,477**	**2,407**
Assets held for sale	-	2,568	2,550
Liabilities held for sale	-	(91)	(143)
Total	-	2,477	2,407

Stock exchange notices

Notices issued in the past 12 months

Date		No.	Title
17 April	2007	05	Patent dispute over SPEZYME® ETHYL settled as expected
2 May	2007	06	Warrant programme: Issue of new shares
2 May	2007	-	Updated Articles of Association with appendix 1
2 May	2007	07	Market rumours regarding sale of Flavour Division
3 May	2007	08	Danisco signs agreement on the divestment of Flavours and enters strategic partnership with Firmenich
1 June	2007	09	Announcement on the total number of voting rights and total share capital of the company
20 June	2007	10	Announcement of Results for 2006/07
20 June	2007	-	Danisco Annual Report 2006/07
21 June	2007	-	Insider trading
22 June	2007	-	Insider trading (3 notices)
25 June	2007	-	Insider trading (2 notices)
28 June	2007	-	Insider trading
2 July	2007	11	Share buyback initiated – divestment of Flavours implemented
9 July	2007	12	Share buyback
16 July	2007	13	Share buyback
23 July	2007	14	Share buyback
30 July	2007	15	Share buyback
2 August	2007	16	Warrant programme: Issue of new shares
2 August	2007	-	Updated Articles of Association with appendix 1
6 August	2007	17	Share buyback
9 August	2007	-	Notice convening AGM 2007
13 August	2007	18	Share buyback
20 August	2007	19	Share buyback
27 August	2007	20	Share buyback
29 August	2007	21	Excerpt of the Chairman's report at the Annual General Meeting on 29 August 2007
29 August	2007	22	Annual General Meeting of Danisco A/S held on 29 August 2007
30 August	2007	-	Updated Articles of Association with appendix 1
31 August	2007	23	Announcement on the total number of voting rights and total share capital of the company
3 September	2007	24	Share buyback
10 September	2007	25	Share buyback
17 September	2007	26	Share buyback
19 September	2007	27	Announcement of Results for Q1 2007/08
24 September	2007	28	Share buyback
27 September	2007	29	The EU takes key steps to restore sugar market balance
1 October	2007	30	Share buyback
8 October	2007	31	Share buyback
15 October	2007	32	Share buyback
22 October	2007	33	Share buyback
29 October	2007	34	Share buyback
5 November	2007	35	Share buyback
12 November	2007	36	Share buyback
19 November	2007	37	Share buyback
26 November	2007	38	Share buyback
3 December	2007	39	Share buyback
10 December	2007	40	Share buyback
17 December	2007	41	Share buyback
17 December	2007	42	Announcement of Results for Q2 2007/08

Post balance-sheet notices

Date		No.	Title
4 March	2008	1	Danisco increases outlook for Sugar and commences Sugar separation

For further information:
Danisco A/S
CVR no. 11350356
Langebrogade 1
P.O.Box 17
1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations, tel.: +45 3266 2913, info@danisco.com

2.

DANISCO

First you add knowledge...

RECEIVED

2008 JUL 31 P 2:-0

FICE OF INTERNATIONAL
CORPORATE FINANCE

Text size: A A

4 April 2008 - 16:31

Major shareholder announcement

On 4 April 2008, Danisco was notified by ATP that ATP and ATP Invest, Kongens Vænge 8, 3400 Hillerød, Denmark, has reduced their ownership in Danisco A/S.

Notice no.: 3/2008

Together, ATP and ATP Invest now hold 9.96% of the share capital and of the votes in Danisco A/S.

ATP's and ATP Invest's total holding is 4,874,912 shares of DKK 20, equivalent to a nominal value of DKK 95,698,240.00.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations, tel.: +45 3266 2913, info@danisco.com

Download the full release in English

Download the full release in Danish

Printed Thursday, 24 July 2008 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/stock+exchange+news/2008/investor_255_en.htm
© Danisco 2005. All rights reserved.

3

DANISCO

First you add knowledge...

Text size: A A

9 May 2008 - 12:00

Impairment charge in respect of Danisco Sugar A/S

As announced on 4 March 2008, Danisco A/S anticipates an improved balance between supply and demand in the EU sugar market.

Notice no. 4/2008

In light of this improved outlook, Danisco A/S formally initiated preparations for the spin-off of Danisco Sugar A/S to its existing shareholders.

In parallel, Danisco also commenced a sale process for Danisco Sugar, in which a number of interested parties have been invited to participate.

Both the spin-off and sale processes are progressing according to plan, and we will provide an update on 23 June 2008 in conjunction with our full-year results.

Danisco A/S is required to perform impairment tests of the value of its assets. In light of the planned spin-off or the potential sale of Danisco Sugar A/S, and in conjunction with its advisers, Danisco A/S now expects to book a goodwill impairment charge in regard to its Sugar division of between DKK 0.5-1.0 billion.

Following this impairment charge the Invested Capital of the Sugar division at the end of April 2008 was between DKK 6.2-6.7 billion.

This book impairment charge will be recorded under special items in the financial statements in the fourth quarter for the financial year ending 30 April 2008.

Danisco therefore expects profit for the year before share-based payments of between DKK 0.6 and 1.1 billion for the financial year ended 30 April 2008.

The results for 2007/08 will be announced on 23 June 2008.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:

Tom Knutzen, CEO Danisco, Tel: +45 3266 2000

Danisco Investor Relations: Julie Quist,
Tel.: +45 3266 2925, investor@danisco.com

Danisco Media Relations: Carl Johan Corneliussen,
Tel.: +45 3266 2913, info@danisco.com

Download this release in English

Download this release in Danish

Printed Thursday, 24 July 2008 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/stock+exchange+news/2008/investor_256_en.htm
© Danisco 2005. All rights reserved.

4.

DANISCO

First you add knowledge...

RECEIVED
2008 JUL 31 P 2:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Text size: A A

14 May 2008 - 12:00

DuPont and Genencor Create World-Leading Cellulosic Ethanol Company

Joint Venture Combines Companies' Strengths in the Development and Deployment of Second Generation Ethanol from Non-Food Feedstocks to Address $75 Billion Market Opportunity

Notice no.5/2008

DuPont and Genencor, a division of Danisco A/S, today announced an agreement to form DuPont Danisco Cellulosic Ethanol LLC, a 50/50 global joint venture to develop and commercialize the leading, low-cost technology solution for the production of cellulosic ethanol -- a next generation biofuel produced from non-food sources – to address a $75 billion global market opportunity.

The partners plan an initial three-year investment of US$140 million, which will initially target corn stover and sugar cane bagasse. Future targets include multiple ligno-cellulosic feedstocks including wheat straw, a variety of energy crops and other biomass sources.

"With food and gas prices surging at double-digit rates, there is an imperative for sustainable biofuels technologies. This joint venture addresses this issue head on," said DuPont Chairman and CEO Charles O. Holliday, Jr. "By integrating our companies' strengths and expertise in this new venture, we are significantly increasing the potential to make cellulosic ethanol from multiple non-food sources an economic reality around the world."

"By combining the world-class capabilities of DuPont and Danisco, our joint venture will offer the technology standard for cellulosic ethanol production," said Danisco CEO Tom Knutzen. "This joint venture will be a powerhouse of discovery, development and engineering. It represents a major step forward in Danisco's new strategic intent to be a leading force in the field of industrial biotechnology."

Through the scientists and technologies of both companies, DuPont Danisco Cellulosic Ethanol LLC will launch an accelerated effort to integrate the unique cellulosic processing capabilities of both companies to economically produce ethanol from non-food sources. The parent companies will license their combined existing intellectual property and patents related to cellulosic ethanol. The goal is to maximize efficiency and lower the overall system cost to produce a gallon of ethanol from cellulosic materials by optimizing the process steps into a single integrated technology solution.

In the United States, the joint venture will scale up an optimized technology package for corn cobs from integrating the proprietary DuPont pretreatment and ethanologen technologies with the innovative enzyme technology of Genencor, while DuPont continues to analyze the collection and storage of cellulosic feedstocks. The global joint venture expects its first pilot plant to be operational in the United States in 2009, and its first commercial-scale demonstration facility to be operational within the next three years. The joint venture will be headquartered in the United States and will be formed after receipt of required regulatory approvals.

The joint venture will license its technology package directly to ethanol producers for deployment in the United States and around the world, as well as through the establishment of regional cellulosic ethanol affiliates. The regional ethanol affiliates will invest in equity interests with strategic partners, including ethanol producers and energy companies, to enable the rapid deployment of the joint venture's cellulosic ethanol technology at commercial scale. The joint venture's

technology package can be used both as a "bolt-on" to an existing ethanol plant -- expanding its capacity to accept cellulosic feedstocks -- or as the design basis for a stand-alone cellulosic ethanol facility. The joint venture expects to enable production of commercial volumes of cellulosic ethanol by 2012.

The integration of the partners' individual technology platforms will combine:

- A differentiated pretreatment process developed by DuPont through its collaboration with the U.S. Department of Energy National Renewable Energy Laboratory (NREL) that allows for reduced capital costs;
- Enzyme technologies and production platforms enabling high biomass-to-sugars conversion rates developed by Genencor, a leader with world-class capabilities in the discovery, optimization and production of enzymes for cellulose conversion;
- A proprietary ethanologen, also developed through the DuPont-NREL collaboration, based on Zymomonas mobilis. This ethanologen has the ability to convert sugars contained in the feedstock into high yields of ethanol with fewer byproducts, and;
- The companies' joint engineering capabilities in process integration and facility design.

Since 2000, the U.S. Department of Energy has supported the efforts of DuPont and Genencor through multiple grants totaling more than $60 million for the development of pretreatment processes, advanced ethanol conversion organisms and improved enzymes.

DuPont and Genencor have a history of successful collaboration. In 1995 the companies partnered to develop the fermentation biocatalyst that produces Bio-PDO™ propanediol, one of the first commercial-scale industrial applications of metabolic engineering designed to make a 100 percent renewably sourced material from corn starch. Today, the product is manufactured by DuPont Tate & Lyle Bio Products, LLC in Loudon, Tennessee, U.S. DuPont and Genencor were recognized by the U.S. Environmental Protection Agency in 2003 with the Presidential Green Chemistry Challenge Award. Last year, leading scientists and engineers from DuPont, Genencor and Tate & Lyle were recognized by the American Chemical Society with the 2007 Heroes of Chemistry award.

DuPont and Danisco will host a webcast and slide presentation for shareholders, investors and the media at 9:00 a.m. (ET) today, accessible through the DuPont Investor Center at www.dupont.com or the Danisco Investor Center at www.danisco.com. Additional media materials including still photography and video are available at www.dupontdanisco.com.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact
Danisco Investor Relations: Julie Quist, tel.: +45 3266 2925,
investor@danisco.com
Danisco Media Relations: Carl Johan Corneliussen, tel.: +45 3266 2913,
info@danisco.com
Genencor Media (USA): Jennifer Hutchins, tel.: +1 585 256 6973,
jennifer.hutchins@danisco.com
DuPont: Michelle Reardon, tel.: +1 302 774 7447,
michelle.s.reardon@usa.dupont.com
DuPont Investor Relations: tel.: +1 302 774 1125,
karen.fletcher@usa.dupont.com

About DuPont
DuPont – one of the first companies to publicly establish environmental goals 18

years ago – has broadened its sustainability commitments beyond internal footprint reduction to include market-driven targets for both revenue and research and development investment. The goals are tied directly to business growth, specifically to the development of safer and environmentally improved new products for key global markets.

DuPont is a science-based products and services company. Founded in 1802, DuPont puts science to work by creating sustainable solutions essential to a better, safer, healthier life for people everywhere. Operating in more than 70 countries, DuPont offers a wide range of innovative products and services for markets including agriculture and food; building and construction; communications; and transportation.

Download this release in English

Download this release in Danish

Printed Thursday, 24 July 2008 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/stock+exchange+news/2008/investor_257_en.htm
© Danisco 2005. All rights reserved.

EXECUTIVE BOARD
Notice no.: 7/2008


RECEIVED
JUL 31 P 2:


DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O.Box 17
1001 Copenhagen K
Denmark
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

14 July 2008

Danisco A/S announces sale of Danisco Sugar A/S to Nordzucker AG

Highlights

- Danisco A/S has today agreed to sell Danisco Sugar A/S to Nordzucker AG for an enterprise value of DKK 5,600 million. In addition, Danisco will receive DKK 600 million of cash proceeds from the sale of EU quota in 2007/08 and earlier
- Danisco Sugar has entered into an agreement with the Danish and Swedish beet growers associations in respect of beet supply for the forthcoming campaigns
- Upon closing of the transaction, Danisco will contribute DKK 150 million to the beet growers in Denmark and Sweden to facilitate acquiring an equity interest in Danisco Sugar
- The transaction is conditional upon merger clearance and the shareholders of Danisco A/S granting the Board of Directors a mandate to close the transaction at the Annual General Meeting on 20 August 2008. The transaction is expected to close within six months
- Danisco does not expect to record any gain or loss from the divestment
- Upon completion of the transaction, the Board of Directors expects to initiate a share buyback programme of between DKK 750 million and 1,000 million, bringing Danisco's financial gearing in line with the lower end of our stated gearing target of 2.5x - 4.0x net debt / EBITDA
- The divestment of Danisco Sugar is the final step towards the transformation of Danisco into a focused, bio-based, market-driven ingredients provider

CEO Tom Knutzen of Danisco comments: 'The sale of Danisco Sugar represents a positive outcome for our shareholders and another milestone towards a focused ingredients business following the divestment of Flavours in 2007. I am pleased that Danisco Sugar and the Danish and Swedish beet growers associations have reached an agreement for the supply of sugar beet going forward. Under Nordzucker's ownership, Danisco Sugar will continue to develop in its key markets and we wish the business continued success. This divestment marks the beginning of a new era for Danisco, and we remain committed to the strategic priorities outlined in our results announcement of 23 June 2008.'

CEO Hans-Gerd Birlenberg of Nordzucker AG comments: 'I am truly delighted that our concept for the joint future of Nordzucker and Danisco Sugar has had a positive response. With Danisco Sugar we are gaining a partner which is in excellent all-round shape and which will strengthen our operations substantially right from day one. Strategically, the two firms are excellently matched – and culturally we have also discovered that we have a great deal in common. In short, Danisco Sugar is the best possible partner for Nordzucker.'



Chairman of Danske Sukkerroedyrkere, Jørn Dalby, comments: 'Nordzucker is owned by beet growers. We expect that, together, Nordzucker and the Danish and Swedish growers will provide a strong platform for the future development of Danisco Sugar.' **Chairman of Svenska Betodlarna ek.för., Otto von Arnold, comments**: 'The conclusion of discussions regarding the future price of sugar beet and the investment contribution from Danisco create a strong basis for the future development of beet growing in Denmark and Sweden.'

Separation of Danisco Sugar

On 4 March 2008, the Board of Directors of Danisco announced that it would separate Danisco Sugar either by way of a sale or a spin-off to existing shareholders. Following a comprehensive auction process, Danisco has today signed an agreement with Nordzucker AG for the sale of Danisco Sugar for a total enterprise value of DKK 5,600 million. The transaction is subject to certain customary closing adjustments, including in respect of working capital.

For the financial year ending 30 April 2009, Danisco Sugar expects to generate revenue of approximately DKK 7.0 billion and EBIT (before special items) of approximately DKK 450 million. Therefore, the enterprise value represents a multiple of 12.4x EBIT for 2008/09 or 7.0x EBITDA.

In addition, Danisco will receive DKK 600 million of cash proceeds from the sale of EU quota in 2007/08 and earlier. Danisco will keep approximately DKK 360 million (EUR 48 million) as a loan to Danisco Sugar, which will carry a coupon of 5% per annum and will be repaid in full by the end of February 2010.

In the opinion of the Board of Directors of Danisco and its financial adviser, the outlined transaction represents a more value-enhancing solution for the shareholders of Danisco than a spin-off. The Board of Directors of Danisco also believes that the combination of Nordzucker AG and Danisco Sugar is an attractive solution for other important stakeholders such as customers, beet growers and employees. The Board of Directors of Danisco therefore believes that the transaction is in the best interests of Danisco's shareholders and will recommend the shareholders of Danisco to grant the Board of Directors a mandate to close the transaction at the Annual General Meeting on 20 August 2008.

The agreement is conditional upon merger clearance and the shareholders of Danisco granting the Board of Directors a mandate to close the transaction at the Annual General Meeting on 20 August 2008.

Danisco Sugar secures sugar beet supply

Following a substantial increase in the price of alternative crops during the past year, Danisco Sugar has reached an agreement with the Danish and Swedish beet growers associations regarding the future supply of sugar beet, thereby ensuring that sugar beet remains an attractive crop.

Upon closing of the transaction, Danisco will contribute DKK 150 million to the beet growers in Denmark and Sweden to facilitate acquiring an equity interest in Danisco Sugar.

Danisco becomes a focused, bio-based, market-driven ingredients provider

Upon completion, Danisco will become a focused ingredients company. Danisco plans to enhance shareholder value by designing and delivering bio-based ingredients to our industrial customers worldwide and thereby become our customers' First choice. As set out in our Announcement of Results for 2007/08 on 23 June, our long-term target is to deliver organic growth of 5-7% and an EBIT margin (before share-based payments but after corporate costs and central R&D) of 13.5%. For 2008/09, we expect revenue of DKK 12.6 billion (corresponding to organic growth of around 6%) and EBIT (excluding share-based payments but including corporate costs and central R&D) of DKK 1.4 billion.

Use of proceeds

A portion of the net proceeds will be used to reduce net debt in line with the lower end of our revised financial gearing target range for net debt/EBITDA of 2.5x-4.0x. After completion, Danisco expects to ensure compliance with these targets by returning between DKK 750 million and 1,000 million of cash to the



shareholders by way of a share buyback programme. The timeframe and the final amount of this share buyback programme will be decided in connection with the completion of the transaction.

Accounting treatment of the divestment

Danisco does not expect to book a gain or loss in respect of the divestment. Danisco Sugar will be booked as discontinued operations for the financial year ending 30 April 2009.

Deutsche Bank AG London acted as the exclusive financial adviser to Danisco in connection with the sale of Danisco Sugar.

Information meetings will be held for the employees of Danisco Sugar as soon as possible after the summer holidays.

Yours faithfully

Anders Knutsen	Tom Knutzen
Chairman	CEO

For further information, please contact:
Tom Knutzen, CEO, Danisco A/S, tel: +45 3266 2000, mobile: +45 2015 1828
Søren Bjerre-Nielsen, CFO, Danisco A/S, tel.: +45 3266 2000, mobile: +45 4052 0724

About Danisco
With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 9,500 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. In addition, we have one of the most efficient sugar production platforms in Europe. Find out more at www.danisco.com.

About Danisco Sugar
Danisco Sugar is one of the largest sugar producers in Europe, boasting market leadership in the Nordic countries and the Baltics and targeting growth in new markets. Based on an annual output of around 1 million tonnes of sugar produced at plants in Denmark, Sweden, Finland, Germany and Lithuania, we offer a wide range of sugar products tailored to industry and consumer needs, as well as animal feed and sugar beet seed. From autumn 2008 beet-based bioethanol will be part of the portfolio. Considering our approx. 2,000 employees our most important resource we give high priority to competence development and attractive working conditions. In all our activities, we are committed to sustainable excellence in our processes. Find out more at www.daniscosugar.com.

About Nordzucker
Nordzucker is one of the leading sugar producers in Europe, focusing on its strengths by consistently aligning its activities towards the core business of sugar, animal feed and bioethanol made from beet. Together with its business partners Cristal Union and ED&F Man in the Eurosugar joint venture, Nordzucker provides the food processing industry, retailers and end-users throughout Europe with a wide range of different sugar types and associated services. Nordzucker employs 2,860 people and has an annual production of 1.9 million tonnes of sugar at sites in Germany, Poland, Slovakia and Serbia. Find out more at www.nordzucker.com.


DANISCO
First you add knowledge...
Home
Contact us
Sitemap
Other webs
Products & Services
Investor Relations
Media Relations
Jobs & Career
About Danisco

RECEIVED
2008 JUL 31 P 2:31
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

← back to Media Relations

▼ NEWS

Text size: A A

25 March 2008 - 10:45

Vitafoods Preview

Danisco probiotics bring health to everyday life Danisco launches the HOWARU™ range on the dietary supplement market.

Powerful probiotic cultures from Danisco bring valuable opportunities to deliver good health and well-being. At Vitafoods International 2008, the leading ingredient supplier will present a series of highlights from its HOWARU™ probiotic range, including documented formulations that enhance immune health and reduce cold and flu symptoms.

After the renewal of the license agreement between Danisco and Fonterra, HOWARU™ Bifido and HOWARU™ Rhamnosus are now available for the first time to food supplement marketers. These premium probiotics offer extensive clinical documentation of their immune-enhancing properties coupled with Danisco's unique branding program.

Another innovative development is HOWARU™ Protect, a probiotic patented formulation clinically proven to reduce cold-associated symptoms. A clinical study on children demonstrated that HOWARU™ Protect contributes to reduce the number of sick days by almost half and the number of antibiotic prescriptions by 80% for children under five.

For manufacturers looking for turn-key supplement concepts, Danisco will also introduce a newly developed range of bulk chewable tablets and flavoured powder sticks using Danisco exclusive formulations. "This is a complementary offer to our existing range of strains and formulations for the dietary supplement market", says Scott Bush, Global Probiotic Dietary Supplements BU Director.

Visit Danisco at Vitafoods International 2008, in Geneva, Switzerland, stand no. 247. On May 8th at 2.35pm, Dr Sampo Lahtinen, Senior Scientist at Danisco Health & Nutrition will make a speech entitled: 'HOWARU Premium Probiotics - Learn The Latest in Condition-Specific Clinical Studies: Allergy, Cold & Flu, IBS, Immune Boost'.

For more information, please contact:
Nathalie Brosse, tel: + 33 6 77 79 76 33

▲ Top Print Mail a colleague about this page

Disclaimer Privacy policy

© 2005 Danisco A/S Langebrogade

2.


DANISCO
First you add knowledge...
Media
Relations

back to Media Relations

26 March 2008 - 11:18

NEWS

New face in Danisco's management team

As of 1 April 2008, Mikael Sternberg Christiansen will be joining Danisco as Executive Vice President heading Danisco's Gums & Systems Division.

Mikael Sternberg Christiansen takes over the managerial responsibilities from Anders Wilhjelm who will be joining the GEA Group as President of GEA Process Engineering Division.

Mikael Sternberg Christiansen (42) brings with him broad international experience from various executive positions during his 13 years with Arla Group.

Based in the USA, he was responsible for sales and production on the North and South American markets, and later he headed, among other things, Arla Foods UK plc up until the listing of the company on the London Stock Exchange.

As Group Executive Director and member of the Executive Management Group at Arla Foods Amba, Mikael Sternberg Christiansen was most recently in charge of the company's global cheese and butter production, international sales and subsidiaries outside the domestic markets. He also successfully handled the integration of several acquisitions, e.g. of Tholstrup Cheese.

CEO Tom Knutzen welcomes Mikael Sternberg Christiansen aboard and has the following comment on today's announcement of a new organisational structure in Ingredients:

'The organisational changes should be seen in the light of last year's divestment of Flavours, the acceleration of the process to separate Sugar and our strategy to further strengthen Danisco's Health & Nutrition profile.

I am convinced that with the organisational adjustments and Mikael Sternberg Christiansen's solid background in the food industry, we will reinforce our position as a focused and market-oriented global ingredients business.'

For additional information, please see Danisco's Announcement of Results for Q3 2007/08 at www.danisco.com

For further information:

Tom Knutzen, CEO, Danisco, tel.: +45 3266 2000

Download this release in English

Download this release in Danish

 © 2005 Danisco A/S Langebrogade

3,

DANISCO

First you add knowledge...

Text size: A A

RECEIVED
2008 JUL 31 P 2:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

26 March 2008 - 11:09

Announcement of Results for Q3 2007/08

Announcement of Results for Q3 2007/08 (1 November 2007 - 31 January 2008)

Notice no.: 2/2008

Accelerating growth in a challenging market

Q3 2007/08 witnessed a welcome acceleration of topline growth in our Ingredients business. Organic growth averaged 6%, driven by double-digit growth in both Cultures and Genencor, a rebound for Texturants but weakness in Sweeteners.

Ingredients margins remain under severe pressure particularly from rising input costs. Sugar performed ahead of our expectations, and the process of demerging Sugar is now well on track. We are upgrading our outlook for profit for the year to at least DKK 1.6 billion (previously around DKK 1.5 billion) driven by Sugar.

CEO Tom Knutzen comments: "The rebound in revenue growth in Ingredients has been largely broad-based, and we remain optimistic regarding our revenue outlook. However, soaring Ingredients costs show no signs of abating. It will therefore remain a challenge for us to defend our profits in Ingredients, but we will continue to do so through cost containment efforts, insistence on further price increases, and other value enhancing measures.

We will be adjusting our Ingredients organisation as per 1 May 2008, thus aligning our platform with the ongoing strategy process." See page 10 for further details.

Highlights

- Ingredients recorded organic growth of 6% for Q3, up from 3% in H1 2007/08. Most major business segments contributed well to this performance, with Sweeteners being the notable exception due to xylitol challenges. Bio Ingredients grew organically by 12% driven by double-digit advances in both Cultures and Genencor.
- The pressure on our Ingredients margins is accelerating. Our reported EBIT margin came in at 11.2% in Q3 2007/08 against 11.4% last year (12.8% adjusted for a negative one-off item).
- Sugar delivered ahead of our expectations in Q3 driven by stronger volumes.
- The recent European Commission announcement has facilitated greater clarity regarding the EU sugar market. As a result, we have lifted our long-term targets for Sugar and formally commenced the process of demerging Sugar by the end of calendar-year 2008.

Outlook for 2007/08

For the Group, we now expect an EBIT of above DKK 2.0 billion (previously at least DKK 1.95 billion).

We adjust our EBIT outlook for Ingredients to around DKK 1,575 million (previously around DKK 1.6 billion).

For Sugar, we upgrade our EBIT by DKK 100 million, to around DKK 600 million, after satisfactory operating performance as well as one-offs of around DKK 60 million.

For the Group, we now expect to report profit for the year before share-based payments of above DKK 1.6 billion (previously DKK 1.5 billion).

For the full results, download the PDF reports below:

Download the full Q3 results report in English

Download the full Q3 results report in Danish

Printed Thursday, 24 July 2008 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/stock+exchange+news/2008/investor_254_en.htm
© Danisco 2005. All rights reserved.


RECEIVED

DANISCO

First you add knowledge...



26 March 2008

Announcement of Results for Q3 2007/08

(1 November 2007 - 31 January 2008)

Contents

Summary ... 3
Key figures and financial ratios ... 4
Group financials ... 5
Ingredients ... 6
Sugar ... 12
Outlook for 2007/08 ... 14
Other information ... 16
Management's statement ... 17
Income statement ... 18
Cash flow statement ... 19
Balance sheet ... 20
Top line growth in Ingredients ... 21
Quarterly key figures ... 22
Result of discontinued operations ... 24
Proforma balance sheet ... 25
Stock exchange notices ... 26

With 9,700 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

Executive Board
Notice no.: 2/2008

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O.Box 17
1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Announcement of Results for Q3 2007/08
1 November 2007– 31 January 2008
(Unaudited)

26 March 2008

Accelerating growth in a challenging market

Q3 2007/08 witnessed a welcome acceleration of topline growth in our Ingredients business. Organic growth averaged 6%, driven by double-digit growth in both Cultures and Genencor, a rebound for Texturants but weakness in Sweeteners. Ingredients margins remain under severe pressure particularly from rising input costs. Sugar performed ahead of our expectations, and the process of demerging Sugar is now well on track. We are upgrading our outlook for profit for the year to at least DKK 1.6 billion (previously around DKK 1.5 billion) driven by Sugar.

CEO Tom Knutzen comments: "The rebound in revenue growth in Ingredients has been largely broad-based, and we remain optimistic regarding our revenue outlook. However, soaring Ingredients costs show no signs of abating. It will therefore remain a challenge for us to defend our profits in Ingredients, but we will continue to do so through cost containment efforts, insistence on further price increases, and other value enhancing measures. We will be adjusting our Ingredients organisation as per 1 May 2008, thus aligning our platform with the ongoing strategy process." See page 10 for further details.

Highlights

- Ingredients recorded organic growth of 6% for Q3, up from 3% in H1 2007/08. Most major business segments contributed well to this performance, with Sweeteners being the notable exception due to xylitol challenges. Bio Ingredients grew organically by 12% driven by double-digit advances in both Cultures and Genencor.

- The pressure on our Ingredients margins is accelerating. Our reported EBIT margin came in at 11.2% in Q3 2007/08 against 11.4% last year (12.8% adjusted for a negative one-off item).

- Sugar delivered ahead of our expectations in Q3 driven by stronger volumes.

- The recent European Commission announcement has facilitated greater clarity regarding the EU sugar market. As a result, we have lifted our long-term targets for Sugar and formally commenced the process of demerging Sugar by the end of calendar-year 2008.

Outlook for 2007/08

For the Group, we now expect an EBIT of above DKK 2.0 billion (previously at least DKK 1.95 billion).

We adjust our EBIT outlook for Ingredients to around DKK 1,575 million (previously around DKK 1.6 billion).

For Sugar, we upgrade our EBIT by DKK 100 million, to around DKK 600 million, after satisfactory operating performance as well as one-offs of around DKK 60 million.

For the Group, we now expect to report profit for the year before share-based payments of above DKK 1.6 billion (previously DKK 1.5 billion).

See page 14 for further details.

Key figures and financial ratios

(DKKm)	Q3 2007/08	Q3 2006/07	YTD 2007/08	YTD 2006/07
Income statement				
Revenue	4,642	4,443	13,955	14,059
EBITDA before special items	766	627	2,421	2,243
Operating profit before special items (EBIT)	479	367	1,629	1,466
Special items	(1)	(18)	30	(104)
Operating profit	478	349	1,659	1,362
Net financial expenses	(95)	(150)	(299)	(377)
Profit before tax	383	199	1,360	985
Profit from continuing operations	264	141	928	700
Profit from discontinued operations	-	22	457	106
Profit for the period	264	163	1,385	806
Profit attributable to equity holders of the parent	258	153	1,360	782
Revenue				
Ingredients	2,986	2,921	9,115	9,045
Sugar	1,739	1,587	5,050	5,210
Eliminations	(83)	(65)	(210)	(196)
Total	**4,642**	**4,443**	**13,955**	**14,059**
Operating profit before special items (EBIT)				
Ingredients	335	334	1,205	1,161
Sugar	123	80	449	410
Unallocated	1	(41)	(69)	(117)
Subtotal	**459**	**373**	**1,585**	**1,454**
Share-based payments	20	(6)	44	12
Total	**479**	**367**	**1,629**	**1,466**
Cash flow				
Cash flow from operating activities	(639)	(561)	1,328	2,121
Cash flow from investing activities	(157)	(353)	(656)	(882)
Free cash flow	**(796)**	**(914)**	**672**	**1,239**
Balance sheet				
Total assets	29,795	32,249	29,795	32,249
Equity attributable to equity holders of the parent	12,510	12,668	12,510	12,668
Equity	12,773	12,978	12,773	12,978
Net interest-bearing debt	9,121	12,063	9,121	12,063
Net operating assets	14,450	13,980	14,450	13,980
Invested capital	23,309	23,259	23,309	23,259
Return on capital (%)*				
Return on invested capital including goodwill	8.6	7.6	8.6	7.6
Return on equity	12.8	5.1	12.8	5.1
Number of shares				
Diluted average number of shares	47,617	49,054	48,302	49,028
Diluted number of shares at period-end	47,525	48,977	47,525	48,977
Earnings per share (DKK)**				
Diluted earnings per share	5.43	3.13	28.17	15.95
Diluted earnings per share before special items and discontinued operations	5.45	2.97	18.29	15.37
Diluted cash flow per share	(13.42)	(11.44)	27.49	43.26
Diluted book value per share	263	259	263	259
Share price				
Market price per share (DKK)	333	465	333	465
Market capitalisation (DKK million)	15,817	22,750	15,817	22,750

*) Calculated on a rolling 12-month basis.

**) The effect of Danisco's programmes for share options and warrants has been included in the diluted values.

Group financials

In Q3 2007/08, we saw a continuation of the key drivers that we have been reporting over the past several quarters – focus on growth opportunities in Ingredients; insistence on notable price hikes in some areas due to severe cost pressures stemming from soaring global raw material prices; cost containment efforts in all areas of our business; and Sugar manoeuvring successfully through the challenging EU sugar market reform.

The escalation of input costs has prevented further margin enhancement for Ingredients. At the same time, the division's topline has accelerated substantially driven both by volume gains and successful price increases where our decision to lead the way in terms of better prices has proven to be the right strategy. As such, the underlying drivers that we have witnessed this past quarter have not been surprising to us since our last quarterly announcement, but their magnitude and speed remain a challenge.

New organisation structure for Ingredients

Danisco is currently undergoing a transformation as we have divested Flavours in 2007 and are now accelerating the spin-off process of Sugar. Today's decision to reorganise Ingredients has been made in order to address current market trends and enables us to further explore opportunities; see page 10 for more detail.

Accelerating topline growth

In Q3 2007/08, Danisco reported sales of DKK 4.6 billion, an increase of DKK 200 million Y/Y. Our core Ingredients division grew revenues by 2% Y/Y on the back of a 13% weakening of the USD against the DKK, while underlying organic topline growth came in at 6% for the quarter thanks to a regained momentum particularly in Cultures, Genencor and Texturants, and despite notable weakness in Sweeteners. Sugar witnessed a solid topline improvement of 10% Y/Y.

Defending Ingredients profits despite substantial challenges

Despite the above-mentioned challenges for Ingredients, the division succeeded in defending its level of profits this quarter, reporting an unchanged EBIT of DKK 335 million Y/Y (up 7% in constant currencies). Sugar exceeded our expectations by delivering further EBIT margin expansion thanks to a combination of better operating performance and the absence of restructuring levies this year.

EBIT for the group +23% Y/Y

For the group, EBIT came in at DKK 459 million before share-based payments compared to a level of DKK 373 million in Q3 2006/07, an increase of 23% Y/Y. We have now booked a gain of DKK 38 million on the previously announced sale of our former property at Langebrogade, adjacent to our headquarters, which has had a positive effect on our net corporate costs in Q3 2007/08. Our net operating income was furthermore impacted by income from Firmenich-related tolling production as well as income from funded research at Genencor which last year recorded a DKK 40 million one-time cost item relating to SPEZYME® ETHYL.

Share-based payments contributed DKK 20 million to our income statement this quarter, while special items came in at a net expense of DKK 1 million.

Seasonality lifts net interest bearing debt Q/Q

Net financial expenses came in at DKK 95 million against DKK 150 million last year, driven by lower debt mainly due to our divestment of Flavours as per 1 July 2007. Net interest bearing debt grew to DKK 9.1 billion against DKK 8.4 billion at the beginning of Q3 due to seasonal patterns in Sugar as beet growers are being paid substantial amounts in January.

Maintaining our capex outlook

Our investments in fixed assets came in at DKK 156 million against DKK 344 million last year. We expect high payouts for investments in Q4 and still anticipate ending the full year at around DKK 1.2 billion in investments, excluding purchase of quota in Sugar.

Ingredients

(DKKm)	Q3 2007/08	Q3 2006/07	YTD 2007/08	YTD 2006/07
Revenue				
Bio Ingredients	1,364	1,282	4,084	3,940
Texturants & Sweeteners	1,630	1,648	5,057	5,122
Eliminations	(8)	(9)	(26)	(17)
Total	**2,986**	**2,921**	**9,115**	**9,045**
Growth (%)	2	-	1	3
Organic growth (%)	6	4	4	6
EBITDA	**514**	**502**	**1,724**	**1,663**
EBITDA margin (%)	17.2	17.2	18.9	18.4
EBIT				
Bio Ingredients	187	144	624	559
Texturants & Sweeteners	155	201	598	630
Central R&D	(7)	(11)	(17)	(28)
Total	**335**	**334**	**1,205**	**1,161**
EBIT margin (%)	11.2	11.4	13.2	12.8
RONOA (%)	**18.2**	**17.8**	**18.2**	**17.8**
Net working capital	3,568	3,193	3,568	3,193
Net non-current assets	5,572	5,476	5,572	5,476
Net operating assets	9,140	8,669	9,140	8,669
Goodwill	7,520	7,933	7,520	7,933
Invested capital	16,660	16,602	16,660	16,602

Accelerating growth

Q3 2007/08 witnessed a welcome acceleration of revenue growth in our Ingredients business. Our Bio Ingredients activities, comprising Cultures and our enzymes business Genencor, recorded broad-based organic growth of 12%. Our Texturants & Sweeteners (T&S) division saw organic growth of 3% after a flat H1 2007/08 and is thus starting to regain some topline momentum in line with our expectations.

Margins remain under pressure

On the other hand, our Ingredients margin remains under pressure. Ever increasing input costs combined with a high level of competitive pressure in certain areas keep our operating environment tough, and in our view this challenge is unlikely to abate in the short to medium term. We continue to focus on cost containment and other value creating measures as a means to counter these challenges. At the same time, we continue to enhance our R&D platform in order to safeguard and accelerate profitable growth also in the longer term.

Strengthening R&D

R&D spend accelerated during Q3 2007/08, growing organically at 17% Y/Y in currency adjusted terms, as we continue to strengthen our knowledge and innovation platform. We have been hiring further key research staff particularly at Genencor, not least with an eye to expanding our bioethanol opportunity.

Focus on NWC improvements

RONOA came in at 18.2%, up from 17.8% after Q3 2006/07. This progress came through thanks to RONOA improvements in previous quarters. It remains a priority for us to improve our NWC which is being negatively impacted especially by increasing raw material prices.

New Shanghai and Delhi facilities

We are now ready to open our Shanghai Research Center, bringing together a wide range of our R&D, sales and innovation activities. The centre will be inaugurated in early April, and staffing has been progressing very well. In India, we recently announced plans to address the functional systems upside in that market by opening a dedicated facility in New Delhi; meanwhile our adjacent former

Flavour factory has been converted into a Genencor blending and distribution site. The new joint site was inaugurated in March.

Firmenich sales synergies coming through

Our partnership agreement with Firmenich is progressing well. Sales synergies have now started to materialise on both sides of the partnership, and we remain confident about the strategic rationale of the platform that we have built with Firmenich. Meanwhile, the transitional production that we have carried out for our Swiss partner is now coming to an end.

Further enhancement of our customer relationships

Rising input costs represent an even greater challenge to some of our customers than they do to us, and we see opportunities in helping our customers addressing the issue of cost-cutting through reformulations and other measures. We recently published a comprehensive cross-segment cost-savings guide on Partnerweb, our exclusive website for premium customers, in order to further enhance our close relationship with customers as we manoeuvre through the current volatile operating environment.

Product segments

Bio Ingredients

(DKKm)	Q3 2007/08	Q3 2006/07	YTD 2007/08	YTD 2006/07
Revenue	**1,364**	**1,282**	**4,084**	**3,940**
Growth (%)	6	(1)	4	3
Organic growth (%)	12	4	7	6
EBIT	**187**	**144**	**624**	**559**
EBIT margin (%)	13.7	11.2	15.3	14.2

Double-digit growth

Growth in our Bio Ingredients division accelerated during Q3 2007/08, resulting in organic growth of 12% for the quarter and 7% YTD. Both Cultures and Genencor saw double-digit, volume-driven growth over the period.

Genencor growing fast in US bioethanol

Genencor reported growth in all business units excluding Textiles. Feed enzyme growth rates remained at particularly high levels for all major product lines, whilst fermentation alcohol enzymes (used primarily in bioethanol production) are rapidly regaining momentum and are catching up with market growth rates in the dominant North American segment. Our Fabric & Household Care business unit (including detergents) recorded moderate growth for the quarter. In food enzymes, our baking enzyme G4 which was launched in 2007 is starting to report successes at new bakery accounts and has seen excellent opportunities in the tortilla segment in particular. Genencor is also continuing to harvest solid improvements in productivity.

Genencor enzyme in Creutzfeldt-Jakob inactivating patent

Genencor announced in March that the UK Health Protection Agency had been awarded a US patent for inactivating prions causing various forms of transmissible diseases, including the human variant Creutzfeldt-Jakob disease, on surgical instruments. This solution was developed in conjunction with Genencor, and the patented method uses our Prionzyme™ prion-degrading enzyme. We are now moving on to commercialise this solution.

Broad-based growth in Cultures

Cultures saw healthy growth rates across all major business units. Demand in our smaller Cultures businesses – dietary supplements and dairy enzymes – was especially favourable, but it is also encouraging to us that our dairy cultures and food protection units delivered attractive growth rates again this quarter.

Cultures is progressing well in its production upgrade of the Madison plant which will facilitate further growth acceleration in the North American market through new launches.

Margin increase due to last year's one-time cost

In Q3 2007/08, Bio Ingredients reported a 2.5 percentage point EBIT margin expansion Y/Y, to 13.7%. This improvement was driven by the fact that a DKK 40 million one-time cost item relating to the SPEZYME® ETHYL court case was booked during Q3 2006/07, as previously reported. The underlying margin in Bio Ingredients was in fact squeezed by factors such as higher input costs, a changed product mix and the expected increase in R&D spend.

Texturants & Sweeteners

(DKKm)	Q3 2007/08	Q3 2006/07	YTD 2007/08	YTD 2006/07
Revenue	**1,630**	**1,648**	**5,057**	**5,122**
Growth (%)	(1)	1	(1)	4
Organic growth (%)	3	4	1	5
EBIT	**155**	**201**	**598**	**630**
EBIT margin (%)	9.5	12.2	11.8	12.3

Our Texturants & Sweeteners (T&S) division recorded 3% organic growth for the quarter, reflecting widely different performance trends by product area.

Strong topline momentum for Emulsifiers

Emulsifiers saw solid revenue growth during Q3 2007/08 driven primarily by price increases as the hikes introduced during 2007 to compensate for rising input costs have now started to come through. We expect continued strong topline momentum over the coming quarters for this business area. The negative volume momentum that we experienced during H1 2007/08 as a result of our determination to move the emulsifier market to higher price levels has generally subsided. In Gums & Systems, ice cream blends rebounded after a challenging first half of the year, albeit with great regional variances.

Xylitol recovery slower than targeted

Meanwhile, we are experiencing weak revenue momentum in Sweeteners, not least in xylitol. We have lost one major customer due to reformulation as a result of last year's xylose supply crisis. Generally, new customer-driven xylitol applications and launches have been slower than expected in taking off, while at the same time we are seeing an increased level of available capacity stemming from Chinese xylitol producers. These factors do not alter our confidence in the underlying strength of our Sweeteners business, but the delay in demand does represent a short to medium term challenge to us. Some Sweeteners segments like Rare Sugars and Pharma performed strongly this quarter.

Margin pressure shows no sign of abating

In Q3 2007/08, the T&S division reported an EBIT margin of 9.5%, a 2.7 percentage point decrease Y/Y. The key reason for this decline, aside from the above-mentioned deteriorating revenue momentum in Sweeteners, is the unrelenting and unprecedented surge in input costs, especially for our Emulsifiers business. Viewed in isolation, we estimate that rising raw material costs have added around DKK 175 million to our T&S cost base this financial year. Rising energy prices are also taking their toll.

Further price increases crucial

Therefore, we continue to chase the curve in terms of getting compensated for higher costs through price increases, and even at stable input price levels it would take some time for us to be fully compensated for these cost increases. Clearly, in this operating environment, notable price increases remain at the top of our agenda as we are determined to defend our profits also in the coming year.

Innovation driving our industry leadership

Whilst margins remain a top-of-mind issue for us, we must continue to drive innovation and search incessantly for new opportunities in all aspects of our business. For example, following its FDA approval we are seeing keen interest in the prebiotic benefits of Litesse®, which is being promoted as part of our weight management platform in Health & Nutrition.

Abitec acquisition

In January, we announced plans to acquire Abitec, the UK emulsifier arm of ABF Ingredients; this acquisition is still pending approval by the relevant competition authorities.

Expenses and revaluation of xanthan site in Melle

The xanthan business continues to experience healthy market demand but production costs have been under pressure. As a result, we have commenced a restructuring of the energy supply system at our site in Melle, France (acquired as part of the Rhodia deal in 2004), with the aim to optimise energy supplies. Related costs will be expensed following the termination of our supply agreement with Rhodia, whilst at the same time we will revaluate related fixed assets and goodwill at the Melle xanthan facility. Of around DKK 85 million in one-off costs relating to Melle, to be booked in Q4 2007/08, around two-thirds are non-cash items.

Geographic segments

(DKKm)	Q3 2007/08	Q3 2006/07	YTD 2007/08	YTD 2006/07
Revenue				
Europe	1,167	1,142	3,591	3,568
North America	794	798	2,436	2,517
Latin America	316	291	920	866
Asia-Pacific	550	550	1,695	1,680
Rest of the world	159	140	473	414
Total	**2,986**	**2,921**	**9,115**	**9,045**
Organic growth (%)				
Europe	3	1	1	6
North America	11	0	5	3
Latin America	12	5	8	8
Asia-Pacific	4	11	4	9
Rest of the world	11	16	14	9
Total	**6**	**4**	**4**	**6**

Europe

In Europe, Ingredients sales grew organically by 3% in Q3 2007/08, driven by solid growth in Bio Ingredients and a decline in T&S sales. In Bio Ingredients, both Cultures and Genencor showed good growth, although Cultures grew particularly well. Enzyme sales to the dormant European grain-based ethanol market were weak but are now at an insignificant level in terms of Genencor's overall performance. The negative growth in T&S was exclusively driven by declining sales in Eastern Europe. This was due to reformulation by one major customer within xylitol.

North America

Sales in North America developed very well, growing organically at 11% Y/Y. All major business areas contributed to this healthy growth. Genencor's revenues performed particularly well over the quarter, also excluding the fast-growing bioethanol segment. One of the few exceptions to the generally positive revenue trend in North America was ice cream blends where the entire sector remains weak.

Asia-Pacific

Asia-Pacific grew by 4% in the quarter, which marked an improvement over the previous quarter. Growth was distributed fairly evenly between the main business segments, and growth in China was particularly healthy at double-digit growth rates. Genencor started to see a rebound in growth.

Latin America

Latin America performed above-target during Q3 2007/08, posting organic growth of 12%. Both T&S and Bio Ingredients showed solid growth rates, although growth rates for Bio Ingredients were particularly healthy.

Rest of the world

The rest of the world, which accounts for around 5% of Ingredients sales, came in at double-digit organic growth mainly due to good performance by Texturants & Sweeteners, whilst Genencor was still hurt by our previous Indian distributor being acquired by a competitor.

Organisational changes

Adjusting our Ingredients organisation

We have decided to adjust our Ingredients organisation as per 1 May 2008, thus aligning our platform with the ongoing strategy process and further enhancing our agility and focus on Health and Nutrition.

Evaluating "Unfolding the potential"

Danisco is currently undergoing a transformation, as demonstrated by our decision to divest Flavours in 2007 and the acceleration of our spin-off process of Sugar. Internally, we implemented a simplified organisational structure in November 2006 as part of our "Unfolding the potential" plan, the results of which we have evaluated. Our conclusion is that it has brought about the targeted results in regards to Genencor, Cultures and our global sales and applications organisation SAFI. Meanwhile, Texturants & Sweeteners has been facing two issues. Firstly, its relative size creates an unbalanced organisation in light of the sale of Flavours and separation of Sugar and, secondly, the benefits that we have harvested from creating T&S have not fully lived up to our expectations.


DANISCO A/S
FOOD INGREDIENTS
GENENCOR
Enablers
Bio Actives
Emulsifiers Division
Gums & Systems Division
Genencor Division
Sales & Application Food Ingredients (SAFI)

Executive Committee (EC): Tom Knutzen, Søren Bjerre-Nielsen, Mogens Granborg, Fabienne Saadane-Oaks, Ole Søgaard Andersen, Stina Bjerg Nielsen and Tjerk de Ruiter

New Food Ingredients operating segment

Under the new organisational structure, SAFI will continue as today. A new Food Ingredients operating segment will bring together our four food ingredient divisions, while Genencor will also be reporting as a separate operating segment.

Bio Actives: Sweeteners and Cultures – further strengthening Health & Nutrition focus

Sweeteners and Cultures will operate as divisions reporting to Food Ingredients but will also be part of Bio Actives that will bring together our health claim ingredients (e.g. pre- and probiotics) under one umbrella, allowing us to generate further growth synergies from their joint strategic platform. Sweeteners will continue to be operated by Nicholas Dunning, while Cultures will continue to be headed by Fabienne Saadane-Oaks. Mr Dunning will be reporting to Mrs Saadane-Oaks.

Enablers: Emulsifiers and G&S

Our Emulsifiers division will continue to be headed by Martin Klavs Nielsen who will furthermore assume the responsibilities of Ingredients' engineering and process development activities that target synergies across our Food Ingredients business. Meanwhile, Mikael Sternberg Christiansen will be joining Danisco as per 1 April 2008 to assume responsibility for the Gums & Systems (G&S) division; the former head of G&S, Anders Wilhjelm, has announced that he will be leaving Danisco to join GEA. Mr Christiansen will also be heading our cross-divisional, non-strategic procurement initiatives. As a result, the T&S division will cease to exist, and on that basis Torben Svejgård will be leaving Danisco at the end of May 2008. Danisco is

T&S will cease to exist

thankful to Mr Svejgård for his important contribution to the company over the past 16 years. Emulsifiers and G&S will report to Tom Knutzen under the name of Enablers.

Our CTO Leif Kjærgaard, who had planned his retirement by the end of 2008, has chosen to bring forward his retirement in light of the organisational changes, although he will continue his engagement in a number of projects. The majority of Dr Kjærgaard's responsibilities will be taken over by Dr Andrew Morgan as per 1 May.

As a result, Danisco's Executive Committee – the main role of which is to coordinate the group's performance and overall strategy - will from 1 May 2008 consist of the following members: Tom Knutzen, Søren Bjerre-Nielsen, Mogens Granborg, Fabienne Saadane-Oaks, Ole Søgaard Andersen, Stina Bjerg Nielsen and Tjerk de Ruiter.

Financial shared service centre in Bratislava

We continue to seek out opportunities for optimising our cost base in all parts of our business. For example, we recently announced plans to open an internal financial shared service centre in Bratislava, Slovakia, to handle the majority of financial transaction processing currently managed out of our Brabrand site in Denmark. We expect the new centre to leverage on experience from previous successful pilot projects in Denmark and South America and thus extend on the experience of these competencies.

Sugar

(DKKm)	Q3 2007/08	Q3 2006/07	YTD 2007/08	YTD 2006/07
Revenue	**1,739**	**1,587**	**5,050**	**5,210**
Growth (%)	10	(19)	(3)	(11)
EBITDA	**229**	**171**	**717**	**681**
EBITDA margin (%)	13.2	10.8	14.2	13.1
EBIT	**123**	**80**	**449**	**410**
EBIT margin (%)	7.1	5.0	8.9	7.9
RONOA (%)	**12.7**	**12.3**	**12.7**	**12.3**
Net working capital	2,046	1,614	2,046	1,614
Net non-current assets	3,166	3,514	3,166	3,514
Net operating assets	5,212	5,128	5,212	5,128
Goodwill	1,339	1,346	1,339	1,346
Invested capital	6,551	6,474	6,551	6,474

Performance exceeding our expectations

Sugar's performance exceeded our expectations in Q3 2007/08. Revenue for the quarter came in 10% ahead of last year despite the challenging EU sugar market conditions, driven by better industry, non-quota and non-EU volumes albeit at generally lower prices. Meanwhile our EBIT margin expanded to 7.1%, up 2.1 percentage points Y/Y. As previously announced, Q3 2006/07 included restructuring levy charges of DKK 105 million.

We have increased our long-term targets

On 4 March 2008, we lifted our long-term financial targets for Danisco Sugar. We now expect revenue of at least DKK 6.0 billion and an EBIT margin (before special items and share-based payments) of at least 10% once the EU sugar reform has been fully implemented; we previously targeted a margin of at least 10% on revenue of DKK 5.0-5.5 billion.

Greater EU sugar market clarity

The main reason for our long-term target upgrade is the greater clarity that we see regarding the EU sugar regime reform. On 26 February 2008, the European Commission announced not only substantial voluntary quota surrender by the EU sugar industry but also clear targets for further quota reductions that we expect will bring about balance between demand and supply into the EU sugar market. We see the Commission's announcement as a major step towards a more stable sugar market in Europe. In addition, we are encouraged by a stronger feed and molasses market, and the results of the successful restructuring of our sugar business have started to materialise. We expect to announce a quota cut of around 5% by 31 March 2008 following discussions with the beet growers.

As a result, we expect to book positive net special items in Sugar – including compensation and writedowns relating to the announced and planned quota withdrawals – of at least DKK 200 million in full year 2007/08.

Formally commencing separation of Sugar

Also as a result of the greater certainty regarding Sugar's long-term prospects, we have now formally commenced the process of separating Danisco Sugar from Danisco that we outlined at the time of our AGM in August 2007. Our primary objective remains an independent listing of Danisco Sugar; we expect this to happen by the end of the current calendar year, unless an outright sale of the business proves to be more value enhancing. We are confident that a tax-free spin-off – where our current shareholders would receive one share in Danisco Sugar for each Danisco share – can be achieved; formal discussions with the relevant tax authorities are still ongoing.

Regardless of the outcome of the separation process, we will ask our shareholders to approve either the spin-off or sale at a general meeting.

Preliminary outlook for 2008/09

In order to enhance transparency in this challenging transitional year for the EU sugar industry, we decided to provide a preliminary financial outlook for Sugar for 2008/09 already at this stage, including expected revenue of around DKK 7.0 billion and EBIT (before special items and share-based payments) of between DKK 400 million and DKK 450 million.

For further information, please refer to our Stock Exchange Notice no. 1/2008.

Outlook for 2007/08

Assumptions underlying the outlook for 2007/08

We upgrade our Group outlook for operations for the financial year 2007/08 based on the current energy and raw material prices. Our currency and interest rate assumptions are specified below.

Revenue

Revenue is expected at at least DKK 18.8 billion (previously at around DKK 18.8 billion).

- Ingredients: At around DKK 12.1 billion (unchanged), corresponding to around 4% organic growth. Compared to 2006/07, the outlook is impacted by an approximately DKK 450 million negative currency effect, primarily due to the weak USD.
- Sugar: At least DKK 6.75 billion (previously at around DKK 6.75 billion).

EBIT before special items and share-based payments

EBIT is expected to come in above DKK 2.0 billion (previously at least DKK 1.95 billion).

- Ingredients: Around DKK 1,575 million (previously at around DKK 1.6 billion). Compared to 2006/07, the outlook is impacted by a DKK 70 million negative currency effect, primarily due to the weak USD.
- Sugar: At around DKK 600 million (previously at around DKK 500 million).

Special items

Special items are expected to amount to a net income of around DKK 100 million (previously a net expense of around DKK 25 million). The two main items are at least DKK 200 million in net income relating to Sugar (see page 12) and expenses of at least DKK 100 million from Ingredients relating primarily to Melle (see page 9).

Tax

We expect a tax rate of 31% (unchanged).

Profit expectations

Profit from continuing operations before share-based payments is expected at around DKK 1.2 billion (previously at around 1.05 billion). Profit from discontinued operations is estimated to be over DKK 450 million after tax related to the divestment of the Flavours activities (unchanged). Profit for the year before share-based payments is subsequently expected above DKK 1.6 billion (previously at around DKK 1.5 billion).

Investments

We still expect our total capex requirements to amount to around DKK 1.2 billion for the full financial year, excluding the effects of sugar quota reductions and purchases.

Currency and interest assumptions

USD assumptions

The outlook for 2007/08 is based on a USD rate of DKK 5.01 on 31 January 2008, with an average exchange rate in 2006/07 of DKK 5.77. On 25 March 2008, the USD rate was DKK 4.79.

Exchange rate sensitivity

The calculation of sensitivity to changes in the USD rate includes currencies that correlate with the USD. A change in the USD rate of DKK 1.00 and the same relative change in USD-related currencies will cause a change in full-year revenue of around DKK 700 million and in EBIT of around DKK 100 million.

Interest rate sensitivity

At the end of January 2008, the Group's average interest rate duration was 3.7 years and 54% of the Group's loans were based on fixed interest rates. A change in interest rates of 1% on an annual basis would – viewed in isolation – impact the Group's interest expenses by around DKK 44 million.

Risk factors

The forward-looking statements contained in this announcement, including expected revenue and earnings performance, inherently involve risks and uncertainties that could be materially affected by factors such as global economic matters, including interest rate and currency movements, fluctuations in raw material prices, production-related problems, breach or unexpected termination of contracts, price reductions resulting from market-driven price reductions, market acceptance of new products and launches of rivalling products. Danisco is only obliged to update and adjust the stated expectations in so far as this is required by law, including the Danish Securities Trading Act.

Other information

Accounting policies etc.
The accounting policies are unchanged from 2006/07.

In the case of discrepancies between the Danish and English versions of the Announcement of Results, the Danish version prevails.

Share buyback programme
The share buyback programme launched on 2 July 2007 was concluded on 14 December 2007 as previously announced. 1,248,200 shares were purchased, corresponding to 2.55% of the share capital. The average share price was DKK 400.58 per share, equivalent to a total of DKK 500 million. The shares are expected to be cancelled at the next Annual General Meeting on 20 August 2008.

Share-based payments
The total number of outstanding options amount to 1,996,617, equivalent to 4.08% of the Company's share capital. The cost of these programmes is in line with IFRS expensed in the income statement on an ongoing basis.

Information meeting
This Announcement of Results is also available at www.danisco.com. The meeting for institutional investors, equity analysts and the press to be held today at 3 pm can be followed on the above website.

Financial calendar

Date		Reporting period
26 May	2008	IR quiet period starts for Q4
23 June	2008	Q4 results
17 August	2008	IR quiet period starts for Q1
20 August	2008	Annual General Meeting 2008
18 September	2008	Q1 results
17 November	2008	IR quiet period starts for Q2
16 December	2008	Q2 results
19 February	2009	IR quiet period starts for Q3
18 March	2009	Q3 results
25 May	2009	IR quiet period starts for Q4
24 June	2009	Q4 results

For further information:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations, tel.: + 45 3266 2913, info@danisco.com

Management's statement

The Board of Directors and the Executive Board have considered and approved the interim report for the period 1 May 2007 – 31 January 2008 of Danisco A/S.

The interim report, which is unaudited, has been prepared in accordance with the International Financial Reporting Standards (IFRS) as adopted by the EU and Danish disclosure requirements governing interim financial reporting for listed companies. In our opinion, the interim report gives a true and fair view of the Group's assets, liabilities, financial position, cash flows and results of operations.

26 March 2008

Board of Directors

Anders Knutsen, Chairman

Jørgen Tandrup, Deputy Chairman

Håkan Björklund

Kirsten Drejer

Lis Glibstrup

Peter Højland

Flemming Kristensen

Bent Willy Larsen

Matti Vuoria

Executive Board

Tom Knutzen, CEO

Søren Bjerre-Nielsen

Mogens Granborg

Income statement 1 May 2007 - 31 January 2008

(DKKm)	Q3 2007/08	Q3 2006/07	YTD 2007/08	YTD 2006/07
Revenue	**4,642**	**4,443**	**13,955**	**14,059**
Cost of sales	(3,108)	(2,927)	(9,193)	(9,312)
Gross profit	**1,534**	**1,516**	**4,762**	**4,747**
Research and development expenses	(203)	(188)	(554)	(532)
Distribution and sales expenses	(668)	(639)	(1,945)	(1,870)
Administrative expenses	(296)	(305)	(836)	(907)
Other operating income	93	39	165	83
Other operating expenses	(1)	(50)	(7)	(67)
Share-based payments	20	(6)	44	12
Operating profit before special items	**479**	**367**	**1,629**	**1,466**
Special items	(1)	(18)	30	(104)
Operating profit	**478**	**349**	**1,659**	**1,362**
Net financial expenses	(95)	(150)	(299)	(377)
Profit before tax	**383**	**199**	**1,360**	**985**
Income tax expense	(119)	(58)	(432)	(285)
Profit for the period from continuing operations	**264**	**141**	**928**	**700**
Profit for the period from discontinued operations	-	22	457	106
Profit for the period	**264**	**163**	**1,385**	**806**
Distribution of profit for the period				
Equity holders of the parent	258	153	1,360	782
Minority interests	6	10	25	24
Total	**264**	**163**	**1,385**	**806**
Earnings per share in DKK				
EPS	5.44	3.14	28.24	16.05
DEPS	5.43	3.13	28.17	15.95
EPS from continuing operations	5.44	2.70	18.76	13.89
DEPS from continuing operations and before special items	5.45	2.97	18.29	15.37

Cash flow statement 1 May 2007 - 31 January 2008

(DKKm)	Q3 2007/08	Q3 2006/07	2007/08	2006/07
Cash flow from operating activities				
Operating profit before special items from continuing operations	479	367	1,629	1,466
Depreciation and writedowns	286	293	797	811
Adjustments	(84)	62	(132)	59
Share-based payments paid	(1)	(15)	(25)	(72)
Special items paid	(1)	(18)	30	(103)
Change in working capital	(1,042)	(967)	(255)	673
Interest received	137	47	392	179
Interest paid	(244)	(180)	(684)	(540)
Corporation tax paid	(169)	(150)	(424)	(352)
Cash flow from operating activities	**(639)**	**(561)**	**1,328**	**2,121**
Cash flow from investing activities				
Purchase of enterprises and activities	-	-	(20)	(61)
Purchase of property, plant and equipment	(247)	(318)	(748)	(840)
Sale of property, plant and equipment	98	11	126	57
Purchase of intangible assets	(15)	(43)	(49)	(108)
Sale of intangible assets	8	6	10	19
Sale of financial assets	(1)	(9)	25	51
Cash flow from investing activities	**(157)**	**(353)**	**(656)**	**(882)**
Free cash flow	**(796)**	**(914)**	**672**	**1,239**
Cash flow from financing activities				
Change in financial liabilities	971	708	(2,884)	(1,107)
Acquisition of treasury shares	(101)	(24)	(543)	(123)
Sale of treasury shares	-	11	30	87
Dividends paid	-	-	(361)	(328)
Change in minority interests	1	-	(61)	(31)
Cash flow from financing activities	**871**	**695**	**(3,819)**	**(1,502)**
Cash flow from discontinued operations	**(10)**	**120**	**3,295**	**206**
Decrease/increase in cash and cash equivalents	**65**	**(99)**	**148**	**(57)**
Cash and cash equivalents at start of period	452	449	372	411
Exchange adjustment of cash and cash equivalents	(1)	(4)	(4)	(8)
Cash and cash equivalents at end of period	**516**	**346**	**516**	**346**

Net interest bearing debt

(DKKm)	Q3 2007/08	Q3 2006/07	2007/08	2006/07
Specification of net interest bearing debt				
Non-current mortgage and credit institutions debt	4,289	6,985	4,289	6,985
Current mortgage and credit institutions debt	5,335	5,410	5,335	5,410
Interest bearing debt	**9,624**	**12,395**	**9,624**	**12,395**
Other interest bearing receivables or debt	13	14	13	14
Cash and cash equivalents	(516)	(346)	(516)	(346)
Net interest bearing debt	**9,121**	**12,063**	**9,121**	**12,063**
Change in net interest bearing debt				
Net interest bearing debt beginning of period	**8,407**	**11,324**	**12,222**	**13,224**
Exchange adjustment of opening value etc.	(45)	(63)	(175)	(111)
Net financial liabilities divested	(146)	-	150	-
Change in financial liabilities	971	708	(2,884)	(1,107)
Decrease/increase in cash and cash equivalents	(65)	99	(148)	57
Non-interest bearing financial liabilities, reversed	13	1	(119)	1
Other movements	(14)	(6)	75	(1)
Net interest bearing debt end of period	**9,121**	**12,063**	**9,121**	**12,063**

Statement of recognised income and expense

(DKKm)	31 January 2008	31 January 2007	30 April 2007
Consolidated profit including discontinued	**1,385**	**806**	**1,079**
Foreign exchange rate adjustment of subsidiaries and associates	(483)	(134)	(418)
Hedging of future transactions for the period	(214)	(47)	(97)
Tax on items recognised directly in equity	53	9	8
Other movements in equity	3	7	34
Net income recognised directly in equity	**(641)**	**(165)**	**(473)**
Total recognised income and expense	**744**	**641**	**606**

Balance sheet 31 January 2007

(DKKm)	31 January 2008	31 January 2007	30 April 2007
Assets			
Goodwill	8,859	10,584	10,399
Other intangible assets	1,285	1,240	1,213
Property, plant and equipment	8,065	8,694	8,693
Financial assets	596	965	791
Total non-current assets	**18,805**	**21,483**	**21,096**
Inventories	6,393	6,352	5,371
Receivables	4,081	4,068	4,546
Cash and cash equivalents	516	346	372
Total current assets	**10,990**	**10,766**	**10,289**
Total assets	**29,795**	**32,249**	**31,385**
Equity and liabilities			
Share capital	979	979	979
Other reserves	11,531	11,689	11,665
Equity attributable to equity holders of the parent	**12,510**	**12,668**	**12,644**
Minority interests	263	310	305
Total equity	**12,773**	**12,978**	**12,949**
Non-current liabilities	6,304	9,315	8,456
Current liabilities	10,718	9,956	9,980
Total liabilities	**17,022**	**19,271**	**18,436**
Total equity and liabilities	**29,795**	**32,249**	**31,385**
Changes in equity			
Equity at beginning of period	**12,949**	**12,726**	**12,726**
Total recognised income and expense	**744**	**641**	**606**
Dividends paid to shareholders	(361)	(328)	(328)
Dividends paid to minority interests	(61)	(32)	(32)
Capital increase	6	1	1
Sale of activity	(6)	-	-
Share-based payments	14	6	12
Buyback of shares	(542)	(123)	(123)
Sale of treasury shares	30	87	87
Total change in equity	**(176)**	**252**	**223**
Equity at end of period	**12,773**	**12,978**	**12,949**
Other balance sheet data			
Net interest-bearing debt	9,121	12,063	12,222
Net operating assets	14,450	15,124	15,444
Invested capital	23,309	25,708	25,843

Top line growth in Ingredients

(%)	Total	Currency	Acquisitions	Organic	Sales distribution
Sales growth by division					
Q3 2007/08 vs. Q3 2006/07					
Bio Ingredients	6	(6)	0	12	45
Texturants & Sweeteners	(1)	(4)	0	3	55
Total	**2**	**(4)**	**0**	**6**	**100**
2007/08 vs. 2006/07					
Bio Ingredients	4	(3)	0	7	45
Texturants & Sweeteners	(1)	(3)	1	1	55
Total	**1**	**(3)**	**0**	**4**	**100**
Sales growth by geography					
Q3 2007/08 vs. Q3 2006/07					
Europe	2	(1)	0	3	39
North America	(1)	(12)	0	11	27
Latin America	9	(3)	0	12	11
Asia-Pacific	0	(4)	0	4	18
Rest of the world	13	(2)	4	11	5
Total	**2**	**(4)**	**0**	**6**	**100**
2007/08 vs. 2006/07					
Europe	1	0	0	1	39
North America	(3)	(8)	0	5	27
Latin America	6	(2)	0	8	10
Asia-Pacific	1	(4)	1	4	19
Rest of the world	16	(1)	3	14	5
Total	**1**	**(3)**	**0**	**4**	**100**

Holding of treasury shares

	Nominal value (DKK '000)	Number	% of share capital
Holding at 1 May 2007	3,303	165,146	0.34
Purchase	26,964	1,348,200	2.76
Sale, exercise of share options	(1,471)	(73,569)	(0.15)
Holding at 31 January 2008	**28,796**	**1,439,777**	**2.94**

Quarterly key figures based on proforma balance

(DKKm)	2006/07					2007/08				
	Q1	Q2	Q3	Q4	YTD	Q1	Q2	Q3	Q4	YTD
Income statement										
Revenue	4,866	4,750	4,443	4,743	18,802	4,672	4,641	4,642	-	13,955
EBITDA before special items	896	721	627	836	3,078	849	806	766	-	2,421
Share-based payments	56	(38)	(6)	9	21	21	3	20	-	44
Operating profit before special items	635	484	357	668	2,034	599	551	479	-	1,629
Special items	(15)	(71)	(18)	(75)	(179)	-	31	(1)	-	30
Operating profit	620	393	349	493	1,855	599	582	478	-	1,659
Net financial expenses	(93)	(134)	(150)	(129)	(506)	(105)	(99)	(95)	-	(299)
Profit before tax	527	259	199	364	1,349	494	483	383	-	1,360
Profit for the period from continuing operations	375	184	141	240	940	336	328	264	-	928
Profit for the period from discontinued operations	48	35	22	33	139	457	-	-	-	457
Profit attributable to equity holders of the parent	414	215	153	276	1,058	785	317	258	-	1,360
Cash flow from operating activities	1,436	1,246	(561)	82	2,203	1,376	591	(639)	-	1,328
Net investments in property, plant and equipment	(216)	(260)	(307)	(360)	(1,143)	(207)	(266)	(149)	-	(622)
Net investments in intangible assets	(25)	(27)	(37)	(41)	(130)	(16)	(16)	(7)	-	(39)
Purchase and sale of enterprises and activities	-	(61)	-	1	(60)	-	(20)	-	-	(20)
Purchase and sale of financial assets	66	(6)	(9)	(15)	36	30	(4)	(1)	-	25
Free cashflow	1,261	892	(914)	(333)	906	1,183	285	(796)	-	672
Balance sheet										
Assets	30,799	31,028	32,249	31,385	31,385	28,038	28,561	29,795	-	29,795
Equity attributable to equity holders of the parent	12,621	12,544	12,668	12,644	12,644	13,295	12,695	12,510	-	12,510
Equity	12,947	12,845	12,978	12,949	12,949	13,601	12,952	12,773	-	12,773
Net interest-bearing debt	11,968	11,324	12,063	12,222	12,222	8,077	8,407	9,121	-	9,121
Invested capital	23,143	22,441	23,259	23,462	23,462	22,876	22,697	23,309	-	23,309
Return on capital (%)										
ROIC	7.9	7.6	7.5	7.9	7.9	7.8	8.2	8.6	-	8.6
ROE	5.7	5.2	5.1	8.4	8.4	11.2	12.0	12.8	-	12.8
RONOA (%)*										
Ingredients	17.2	17.3	17.8	18.5	18.5	18.4	18.4	18.2	-	18.2
Sugar	14.5	14.1	12.3	11.4	11.4	11.3	11.9	12.7	-	12.7
Total	15.0	14.8	14.4	14.6	14.6	14.6	14.8	15.3	-	15.3
Net working capital										
Ingredients	3,262	3,127	3,193	3,184	3,184	3,537	3,497	3,568	-	3,568
Sugar	1,431	672	1,614	2,320	2,320	1,515	1,265	2,046	-	2,046
Unallocated	(16)	(17)	(24)	(22)	(22)	(19)	(17)	(16)	-	(16)
Total	4,677	3,782	4,783	5,482	5,482	5,033	4,745	5,598	-	5,598
Net non-current assets										
Ingredients	5,308	5,440	5,476	5,598	5,598	5,686	5,612	5,572	-	5,572
Sugar	3,674	3,651	3,514	3,046	3,046	2,956	3,220	3,166	-	3,166
Unallocated	191	212	207	216	216	84	119	114	-	114
Total	9,173	9,303	9,197	8,860	8,860	8,726	8,951	8,852	-	8,852
Net operating assets										
Ingredients	8,570	8,567	8,669	8,782	8,782	9,223	9,109	9,140	-	9,140
Sugar	5,105	4,323	5,128	5,366	5,366	4,471	4,485	5,212	-	5,212
Unallocated	175	195	183	194	194	65	102	98	-	98
Total	13,850	13,085	13,980	14,342	14,342	13,759	13,696	14,450	-	14,450
Goodwill										
Ingredients	7,949	8,013	7,933	7,777	7,777	7,776	7,658	7,520	-	7,520
Sugar	1,344	1,343	1,346	1,343	1,343	1,341	1,343	1,339	-	1,339
Unallocated	-	-	-	-	-	-	-	-	-	-
Total	9,293	9,356	9,279	9,120	9,120	9,117	9,001	8,859	-	8,859
Invested capital										
Ingredients	16,519	16,580	16,802	16,559	16,559	16,999	16,767	16,660	-	16,660
Sugar	6,449	5,666	6,474	6,709	6,709	5,812	5,828	6,551	-	6,551
Unallocated	175	195	183	194	194	65	102	98	-	98
Total	23,143	22,441	23,259	23,462	23,462	22,876	22,697	23,309	-	23,309

*) Calculated on a rolling 12-month basis.

Quarterly key figures based on proforma balance

(DKKm)	2006/07 Q1	2006/07 Q2	2006/07 Q3	2006/07 Q4	2006/07 YTD	2007/08 Q1	2007/08 Q2	2007/08 Q3	2007/08 Q4	2007/08 YTD
Revenue per division										
Bio Ingredients	1,318	1,340	1,282	1,269	5,209	1,364	1,356	1,364	-	4,084
Texturants & Sweeteners	1,773	1,701	1,648	1,769	6,891	1,772	1,655	1,630	-	5,057
Eliminations	(6)	(2)	(9)	(9)	(26)	(9)	(9)	(8)	-	(26)
Ingredients	**3,085**	**3,039**	**2,921**	**3,029**	**12,074**	**3,127**	**3,002**	**2,986**	-	**9,115**
Sugar	1,847	1,776	1,587	1,785	6,995	1,606	1,705	1,739	-	5,050
Eliminations	(66)	(65)	(65)	(71)	(267)	(61)	(66)	(83)	-	(210)
Total	**4,866**	**4,750**	**4,443**	**4,743**	**18,802**	**4,672**	**4,641**	**4,642**	-	**13,955**
Organic growth per division (%)										
Bio Ingredients	8	6	4	4	6	6	5	12	-	7
Texturants & Sweeteners	5	6	4	6	6	1	0	3	-	1
Total	**7**	**7**	**4**	**5**	**6**	**3**	**2**	**6**	-	**4**
Revenue per region										
Europe	1,261	1,165	1,142	1,190	4,758	1,258	1,166	1,167	-	3,591
North America	867	852	798	819	3,336	827	815	794	-	2,436
Latin America	277	298	291	283	1,149	294	310	316	-	920
Asia-Pacific	555	575	550	569	2,249	584	561	550	-	1,695
Rest of the world	125	149	140	168	582	164	150	159	-	473
Total	**3,085**	**3,039**	**2,921**	**3,029**	**12,074**	**3,127**	**3,002**	**2,986**	-	**9,115**
Organic growth per region (%)										
Europe	8	8	1	0	4	0	0	3	-	1
North America	5	3	0	4	3	2	4	11	-	5
Latin America	18	3	5	20	11	6	7	12	-	8
Asia-Pacific	4	11	11	6	8	7	1	4	-	4
Rest of the world	(3)	15	18	34	15	34	2	11	-	15
Total	**7**	**7**	**4**	**5**	**6**	**3**	**2**	**6**	-	**4**
EBITDA before special items										
Ingredients	609	552	502	600	2,263	628	582	514	-	1,724
Sugar	265	245	171	267	948	232	256	229	-	717
Unallocated	(35)	(38)	(40)	(41)	(154)	(32)	(35)	3	-	(64)
Subtotal	**839**	**759**	**633**	**826**	**3,057**	**828**	**803**	**746**	-	**2,377**
Share-based payments	56	(38)	(6)	9	21	21	3	20	-	44
Total	**895**	**721**	**627**	**835**	**3,078**	**849**	**806**	**766**	-	**2,421**
EBITDA margin (%)										
Ingredients	19.7	18.2	17.2	19.8	18.7	20.1	19.4	17.2	-	18.9
Sugar	14.3	13.8	10.8	15.0	13.6	14.4	15.0	13.1	-	14.2
Total	**18.4**	**15.2**	**14.1**	**17.6**	**16.4**	**18.2**	**17.4**	**16.5**	-	**17.3**
Operating profit before special items										
Bio Ingredients	219	196	144	180	739	231	206	187	-	624
Texturants & Sweeteners	231	198	201	260	890	235	208	155	-	598
Central R&D	(8)	(9)	(11)	(9)	(37)	(5)	(5)	(7)	-	(17)
Ingredients	**442**	**385**	**334**	**431**	**1,592**	**461**	**409**	**335**	-	**1,206**
Sugar	175	155	80	171	581	151	175	123	-	449
Unallocated	(38)	(38)	(41)	(43)	(160)	(34)	(36)	1	-	(69)
Subtotal	**579**	**502**	**373**	**559**	**2,013**	**578**	**548**	**459**	-	**1,585**
Share-based payments	56	(38)	(6)	9	21	21	3	20	-	44
Total	**635**	**464**	**367**	**568**	**2,034**	**599**	**551**	**479**	-	**1,629**
EBIT margin (%)										
Bio Ingredients	16.6	14.6	11.3	14.2	14.2	16.9	15.2	13.7	-	15.3
Texturants & Sweeteners	13.0	11.6	12.2	14.7	12.9	13.3	12.6	9.5	-	11.8
Ingredients	**14.3**	**12.7**	**11.4**	**14.2**	**13.2**	**14.7**	**13.6**	**11.2**	-	**13.2**
Sugar	9.5	8.7	5.0	9.6	8.3	9.4	10.3	7.1	-	8.9
Total	**13.1**	**9.7**	**8.3**	**12.0**	**10.8**	**12.8**	**11.3**	**10.3**	-	**11.7**
Special items										
Ingredients	(15)	(66)	(8)	(82)	(171)	-	(6)	(1)	-	(7)
Sugar	-	-	(10)	(2)	(12)	-	37	-	-	37
Unallocated	-	(5)	-	9	4	-	-	-	-	-
Total	**(15)**	**(71)**	**(18)**	**(75)**	**(179)**	-	**31**	**(1)**	-	**30**

Result of discontinued operations

(DKKm)	Q3 2007/08	Q3 2006/07	YTD 2007/08	YTD 2006/07
Revenue	-	**355**	**292**	**1,162**
Cost of sales	-	(220)	(170)	(694)
Gross profit	-	**135**	**122**	**468**
Costs	-	**(103)**	**(82)**	**(314)**
Operating profit before special items	-	**32**	**40**	**154**
Special items	-	(2)	830	(6)
Operating profit	-	**30**	**870**	**148**
Net financials	-	-	-	-
Profit before tax	-	**30**	**870**	**148**
Income tax expense	-	(8)	(413)	(42)
Profit for the period from discontinued operations	-	**22**	**457**	**106**
Cash flow from discontinued operations				
Cash flow from operating activities	-	81	(38)	168
Cash flow from investing activities	(10)	35	3,315	31
Cash flow from financing activities	-	4	18	7
Total	**(10)**	**120**	**3,295**	**206**

Proforma balance sheet

(DKKm)	31 January 2008	31 January 2007	30 April 2007
Assets			
Goodwill	8,859	9,280	9,120
Other intangible assets	1,285	1,195	1,172
Property, plant and equipment	8,065	8,226	8,238
Financial assets	596	938	764
Total non-current assets	**18,805**	**19,639**	**19,294**
Inventories	6,393	5,915	4,937
Receivables	4,081	3,781	4,231
Assets held for sale	-	2,568	2,550
Cash and cash equivalents	516	346	372
Total current assets	**10,990**	**12,610**	**12,090**
Total	**29,795**	**32,249**	**31,384**
Equity and liabilities			
Share capital	979	979	979
Other reserves	11,531	11,689	11,665
Equity attributable to equity holders of the parent	**12,510**	**12,668**	**12,644**
Minority interests	263	310	305
Total equity	**12,773**	**12,978**	**12,949**
Non-current liabilities	6,304	9,304	8,550
Current liabilities	10,718	9,876	9,742
Liabilities held for sale	-	91	143
Total liabilities	**17,022**	**19,271**	**18,435**
Total	**29,795**	**32,249**	**31,384**

Assets and liabilities held for sale

(DKKm)	31 January 2008	31 January 2007	30 April 2007
Goodwill	-	1,304	1,279
Net non-current assets	-	501	485
Net working capital	-	645	616
Invested capital	-	**2,450**	**2,380**
Financial assets	-	27	27
Total	-	**2,477**	**2,407**
Assets held for sale	-	2,568	2,550
Liabilities held for sale	-	(91)	(143)
Total	-	**2,477**	**2,407**

Stock exchange notices

Notices issued in the past 12 months			
Date		**No.**	**Title**
17 April	2007	05	Patent dispute over SPEZYME® ETHYL settled as expected
2 May	2007	06	Warrant programme: Issue of new shares
2 May	2007	-	Updated Articles of Association with appendix 1
2 May	2007	07	Market rumours regarding sale of Flavour Division
3 May	2007	08	Danisco signs agreement on the divestment of Flavours and enters strategic partnership with Firmenich
1 June	2007	09	Announcement on the total number of voting rights and total share capital of the company
20 June	2007	10	Announcement of Results for 2006/07
20 June	2007	-	Danisco Annual Report 2006/07
21 June	2007	-	Insider trading
22 June	2007	-	Insider trading (3 notices)
25 June	2007	-	Insider trading (2 notices)
28 June	2007	-	Insider trading
2 July	2007	11	Share buyback initiated – divestment of Flavours implemented
9 July	2007	12	Share buyback
16 July	2007	13	Share buyback
23 July	2007	14	Share buyback
30 July	2007	15	Share buyback
2 August	2007	16	Warrant programme: Issue of new shares
2 August	2007	-	Updated Articles of Association with appendix 1
6 August	2007	17	Share buyback
9 August	2007	-	Notice convening AGM 2007
13 August	2007	18	Share buyback
20 August	2007	19	Share buyback
27 August	2007	20	Share buyback
29 August	2007	21	Excerpt of the Chairman's report at the Annual General Meeting on 29 August 2007
29 August	2007	22	Annual General Meeting of Danisco A/S held on 29 August 2007
30 August	2007	-	Updated Articles of Association with appendix 1
31 August	2007	23	Announcement on the total number of voting rights and total share capital of the company
3 September	2007	24	Share buyback
10 September	2007	25	Share buyback
17 September	2007	26	Share buyback
19 September	2007	27	Announcement of Results for Q1 2007/08
24 September	2007	28	Share buyback
27 September	2007	29	The EU takes key steps to restore sugar market balance
1 October	2007	30	Share buyback
8 October	2007	31	Share buyback
15 October	2007	32	Share buyback
22 October	2007	33	Share buyback
29 October	2007	34	Share buyback
5 November	2007	35	Share buyback
12 November	2007	36	Share buyback
19 November	2007	37	Share buyback
26 November	2007	38	Share buyback
3 December	2007	39	Share buyback
10 December	2007	40	Share buyback
17 December	2007	41	Share buyback
17 December	2007	42	Announcement of Results for Q2 2007/08

Post balance-sheet notices

Date		No.	Title
4 March	2008	1	Danisco increases outlook for Sugar and commences Sugar separation

For further information:

Danisco A/S
CVR no. 11350356
Langebrogade 1
P.O.Box 17
1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations, tel.: +45 3266 2913, info@danisco.com

4.


DANISCO
First you add knowledge...
RECEIVED
Home
Contact us
Sitemap
Other webs
2008 JUL 31 P 2:41
Products & Services
Investor Relations
Media Relations
Jobs & Career
About Danisco

← back to Media Relations

▾ NEWS

Text size: A A

28 March 2008 - 09:25

Danisco probiotics go multilingual on HOWARU.com website

Leading probiotic supplier tunes in to global markets as more food retailers and manufacturers choose HOWARU™

Danisco has responded to the accelerating global development of its turnkey HOWARU™ Premium Probiotics licensing concept by launching five new language versions of its HOWARU.com website.

Now available in Chinese, Dutch, English, French, German and Spanish, the website provides information of use to the growing number of HOWARU™ licensees in their marketing activities as well as to consumers.

"Clear communication of the HOWARU™ health benefits and the scientific documentation supporting them is essential to raise consumer awareness and sales of probiotic-containing products," says Nathalie Brosse, communication manager for Danisco Cultures Division.

"Our English website has served as a powerful communication tool for several years. With the addition of five new languages, HOWARU.com can better meet the needs of our licensees around the world and increase the end consumer understanding and awareness on probiotics."

The HOWARU™ licensing concept

HOWARU™ is a registered Danisco trademark licensed to selected retailers or food and dietary supplement manufacturers.

Marks & Spencer in the UK, Cheng Guan in China, Purity Milk in the US or Soprole in Chile are among the current licensees that market probiotic-containing products with the HOWARU™ logo.

The HOWARU™ range comprises three of the most documented probiotic strains commercially available, recognised for their immune-modulating properties and long-proven efficacy on gut health.

The whole concept is supported by a global educational programme and marketing activities targeting consumers, health professionals and scientists, specifically in those countries where Danisco has licensed its HOWARU™ trademark.

For more information, see www.howaru.com or contact nathalie.brosse@danisco.com.

Top Print Mail a colleague about this page

Disclaimer Privacy policy

© 2005 Danisco A/S Langebrogade

5,

RECEIVED
2008 JUL 31 P 2:-1


DANISCO
First you add knowledge...
Home
Contact us
Sitemap
Other webs
Products & Services
Investor Relations
Media Relations
Jobs & Career
About Danisco

← back to Media Relations

NEWS

Text size: A A

1 April 2008 - 09:00

Danisco Animal Nutrition Increases Price of Betafin Range

Prices will increase by 5%

Danisco Animal Nutrition announces a price increase for its Betafin range of feed betaine products. With immediate effect prices will increase by 5%. All prior contracts and commitments will be honoured and are unaffected by this price increase.

For further information, please contact:

Andrew Harker, Business Unit Director, Danisco Animal Nutrition
Tel: +44 (0) 1672 517777
Email: andrew.harker@danisco.com

Top Print Mail a colleague about this page

Disclaimer Privacy policy

© 2005 Danisco A/S Langebrogade

6.


DANISCO
First you add knowledge...
RECEIVED
Home
Contact us
Sitemap
Other webs
2008 JUL 31 P 2: -1
Products & Services
Investor Relations
Media Relations
Jobs & Career
About Danisco

erts

ontacts

nents

back to Media R

NEWS

Text size: A A

2 April 2008 - 14:00

Enzyme technology significantly improves digestibility of DDGS

Pig producers looking to reduce feed costs by including DDGS in the feed formulation can use the latest developments in enzyme technology to improve nutrient digestibility, according to recent research from Danisco Animal Nutrition.

DDGS are highly fibrous and can be highly variable in nutrient availability. Insoluble fibres contained in DDGS hold water creating more bulk in the pig's gut, which can reduce feed intake and subsequent growth. These fibres also bind water-soluble nutrients and enclose them, so they are less available for digestion.

A trial conducted by the University of Illinois, USA, showed that adding both a new-generation phytase (Phyzyme® XP) together with a highly effective xylanase (Porzyme® 9300) to a corn-soy pig diet containing 20% corn DDGS significantly improved digestible energy by 5.6% (175 kcal/kg), ileal amino acid digestibility by around 4.5% and increased phosphorus digestibility from 22% to 51%.

"Feed prices are at an all time high. Now, more than ever, pig producers need to exploit technologies available to them to maximise margins," explains Dr Gary Partridge, Technical Services Director, Danisco Animal Nutrition. "Whilst DDGS is potentially a cost-effective and valuable feed ingredient, there are certain anti-nutritional factors which can limit its use in pig feed. We have a wealth of data to show that adding our specific xylanase to pig feeds containing highly fibrous grain by-products improves energy and nutrient digestibility and subsequent pig performance. In this trial, adding our xylanase together with a new generation phytase further improved nutrient digestibility compared to adding either xylanase or phytase individually," Dr Partridge concludes.

Danisco Animal Nutrition (www.danisco.com/animalnutrition), a business unit of leading global food ingredient specialist Danisco A/S (Denmark), pioneered the development and use of enzymes and betaine in animal nutrition. Its products are now widely used by poultry and pig producers throughout the world. The company's mission is to deliver innovative, sustainable solutions that increase efficiency and safety of the food production chain in an environmentally sensitive way.

For further press information, please contact:

Andrea Barletta,
Global Marketing Director,
Danisco Animal Nutrition
Tel: +44 (0) 1672 517777
Email: andrea.barletta@danisco.com

Julian Cooksley
Account Manager
Kendalls Communications
Tel: +44 (0) 1394 610022
Email: julian.cooksley@kendallscom.co.uk

▲ Top Print Mail a colleague about this page

Disclaimer Privacy policy © 2005 Danisco A/S Langebrogade

7.

DANISCO

First you add knowledge...

Text size: A A

4 April 2008 - 16:31

Major shareholder announcement

On 4 April 2008, Danisco was notified by ATP that ATP and ATP Invest, Kongens Vænge 8, 3400 Hillerød, Denmark, has reduced their ownership in Danisco A/S.

Notice no.: 3/2008

Together, ATP and ATP Invest now hold 9.96% of the share capital and of the votes in Danisco A/S.

ATP's and ATP Invest's total holding is 4,874,912 shares of DKK 20, equivalent to a nominal value of DKK 95,698,240.00.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations, tel.: +45 3266 2913, info@danisco.com

Download the full release in English

Download the full release in Danish

Printed Thursday, 24 July 2008 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/stock+exchange+news/2008/investor_255_en.htm
© Danisco 2005. All rights reserved.

7.

DANISCO

First you add knowledge...

Text size: A A

RECEIVED

2008 JUL 31 P 2:-1

OFFICE OF INTERNATIONAL CORPORATE FINANCE

4 April 2008 - 16:31

Major shareholder announcement

On 4 April 2008, Danisco was notified by ATP that ATP and ATP Invest, Kongens Vænge 8, 3400 Hillerød, Denmark, has reduced their ownership in Danisco A/S.

Notice no.: 3/2008

Together, ATP and ATP Invest now hold 9.96% of the share capital and of the votes in Danisco A/S.

ATP's and ATP Invest's total holding is 4,874,912 shares of DKK 20, equivalent to a nominal value of DKK 95,698,240.00.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations, tel.: +45 3266 2913, info@danisco.com

Download the full release in English

Download the full release in Danish

...

Printed Thursday, 24 July 2008 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/stock+exchange+news/2008/investor_255_en.htm
© Danisco 2005. All rights reserved.

8


DANISCO
First you add knowledge...
Home
Contact us
Sitemap
Other webs
Products & Services
Investor Relations
Media Relations
Jobs & Career
About Danisco

RECEIVED
2008 JUL 31 P 2:-1
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

← back to Media Relations

Text size: A A

▾ NEWS

10 April 2008 - 04:18

Danisco consolidates its presence in Shanghai - new centre to combine sales and research

Today's inauguration of Danisco Shanghai Center gives Danisco a strategic position in one of the world's biggest centres of growth, Eastern China.

The new centre will combine sales and application laboratories for the entire group as well as research facilities for its enzyme division Genencor. This USD 5 million investment will employ around 100 employees in 5,600 square meters, and reflects the group's intent to satisfy the needs of this fast-growing market for all of its businesses.

'I'm extremely pleased that we have now consolidated Danisco's expertise in Shanghai in one single spot. The centre will serve as an important springboard for our company's growth in China and the nearby region,' says Tom Knutzen, CEO of Danisco.

Two key aspects of the new centre located in Hongqiao International Business Park is the opportunity to work directly with the customers in our application laboratories, and that Danisco consolidates its enzyme research activities in Asia through its enzyme division, Genencor.

As a world leader in enzymes markets for textiles, bioethanol, food, animal feed, and detergents, Genencor is already strongly represented in China through its renovated manufacturing and applications facilities in Wuxi, outside Shanghai.

'Our similar centres in Singapore and France are a great success of how we as a group can deliver dedicated and tailor-made solutions to our regional customers, while minimising costs. It therefore felt natural to follow up on our success by establishing a centre in booming Shanghai, where many of our customers are located,' says Tom Knutzen.

Please refer to the factsheets for more information on the new centre.

For further information, please contact:

Yang Haiyan, Marketing Manager, Danisco (China) Co., Ltd.
Tel.: +86 20 8383 6119, mobile: +86 13802729152

Angela Fan, Genencor Division Communications Manager, ASPAC
Tel.: +86 21 2307 9588 ext. 9563, mobile: +86 13916103401

Carl Johan Corneliussen, Media Relations Manager, Danisco
Tel.: +45 3266 2926, mobile: +45 2615 2127

Download the full release in English

Download the full release in Danish

Download the full release in Chinese

Download the fact sheet in English

Download the fact sheet in Danish

© 2005 Danisco A/S Langebrogade

9.


DANISCO
First you add knowledge...
Products & Services
Investor Relations
Media Relations
Jobs & Career
About Danisco


Home
Contact us
Sitemap
Other webs

RECEIVED
2008 JUL 31 P 2:-1
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

← back to Media Relations

Text size: A A

11 April 2008 - 11:20

Danisco meets unmet need for frozen cultures

Major investment at US plant responds to rapid growth of the cheese culture market.

More capacity and new facilities will go into operation this April at the Danisco cultures plant in Madison, USA, to meet the growing US demand for frozen Direct Vat Inoculants (DVI) cultures for cheese.

The $9 million investment includes one of the biggest ultra-cold stores in the world and a high-tech automatic packaging line for handling frozen DVI cultures in pellet form.

Danisco has also added two new DVI culture lines for parmesan and cottage cheese, supplementing the existing lines for pizza cheese and American-style cheese.

"The purpose of the investment was to develop new solutions to meet the unmet need for low cost-in-use DVI cultures for the US cheese market," says Patrick Veau, vice-president of the dairy & food cultures business unit at Danisco. "As a big part of that, we have expanded our production capacity within deep-frozen pellets, which cheese manufacturers can use directly from frozen."

The DVI conversion

Since launching the frozen DVI cultures CHOOZIT™ QUICK and CHOOZIT™ MC, Danisco has experienced rapidly growing demand as more manufacturers convert from traditional bulk starter cultures to the more reliable DVI solutions.

The new facilities are designed to meet demand expectations for the next five years. The Madison expansion is the latest in Danisco's ongoing investment plan.

Two years ago Danisco extended its plant in Niebüll, Germany, in response to European market growth as well as Sassenage, France freeze-dried capacity for worldwide markets. "Other investments are planned to reinforce our leading market position. And we have many new cultures to come," says Patrick Veau.

Danisco produces cultures at six sites around the world: Niebüll in Germany, Sassenage, Dangé Saint Romain and Epernon in France, Olsztyn in Poland, and Madison in the United States. The Madison plant supplies the dairy and health market with frozen and freeze-dried cultures, colours and flavor enzymes.

For further information, please contact

Nathalie Brosse +33 1 56 60 47 26

Download this release

▲ Top Print Mail a colleague about this page

Disclaimer Privacy policy

© 2005 Danisco A/S Langebrogade

10.


DANISCO
First you add knowledge...
Products & Services
Investor Relations
Media Relations
Jobs & Career
About Danisco

back to Media Relations

Text size: A A

15 April 2008 - 14:48

Danisco in patent top 10

The Patent Board Scorecard ranks Danisco no. nine out of ten companies in the world in the segment Food, Beverages and Tobacco to have been granted the most patents over the prior 13-week period.

Danisco is the only Danish company to be included in the top 10 of that segment and ranks highest in the peer group.

'Being included in such a list is fantastic. It shows that we allocate a lot of resources to technology, innovation and patenting. This is an important signal to send to our customers and investors, so I'm thrilled with our ranking,' says Leif Kjærgaard, CTO of Danisco A/S.

In the first three quarters of the current financial year, Danisco spent DKK 554 million on R&D, and in the financial year 2006/07 the company spent DKK 874 million on the area.

More than one in ten employees at Danisco is dedicated to innovation.

For further information, please contact:

Carl Johan Corneliussen, Media Relations Manager,
Tel.: + 45 3266 2926, mobile: +45 2615 2127

Download this release in English

Download this release in Danish

Top Print Mail a colleague about this page

Disclaimer Privacy policy © 2005 Danisco A/S Langebrogade

//,



Home Contact us Sitemap Other webs

← back to Media Relations

▾ NEWS

Text size: A A

16 April 2008 - 10:30

Dr. Leif Kjærgaard, CTO, appointed scientific advisor to the European Commission

Chief Technology Officer at Danisco Dr. Leif Kjærgaard has been appointed the only Danish member to serve on the European Commission's advisory group on science and research, European Research Area Board (ERAB).

ERAB is made up by 22 personalities who have been appointed in a personal capacity based on their expertise and competencies. They all come from the fields of science, academia and business in Europe and will provide advice independent of their professional backgrounds and based on their scientific knowledge.

The objective of ERAB is to help ensure more effective allocation of EU research funds and improve the coordination of research programmes in and between member states.

'I'm very honoured to have been appointed for this position. It's exciting to be part of something that reaches beyond Denmark and embraces research in the entire EU. Another very interesting aspect is that the EU has significantly increased its research funding, and, in addition, preparations for the new European Institute of Technology are underway,' Dr. Kjærgaard says.

ERAB will be assisting the entire European Commission. Members of the Board are appointed for terms of four years and provide their services free of charge. The Board's first meeting is in May.

Read more about ERAB at http://ec.europa.eu/research/erab

For further information, please contact:
Carl Johan Corneliussen, Media Relations Manager,
Tel.: + 45 3266 2926, mobile: +45 2615 2127

Download this release in English

Download this release in Danish

▲ Top Print Mail a colleague about this page

Disclaimer Privacy policy

© 2005 Danisco A/S Langebrogade


DANISCO
First you add knowledge...
Home
Contact us
Sitemap
Other webs
Products & Services
Investor Relations
Media Relations
Jobs & Career
About Danisco

RECEIVED
2008 JUL 31 P 2:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

← back to Media Relations

▾ NEWS

Text size: A A

29 April 2008 - 14:00

Danisco sponsors professorship in healthy dietary fibres by DKK 10 million

Danisco is sponsoring a professorship connected to the activities of the Centre for Advanced Food Studies (LMC) at the Technical University of Denmark (DTU), Department of Chemical and Biochemical Engineering, by DKK 10 million (EUR 1.34 million).

The professorship and the related research activities will concentrate on developing new techniques for producing complex carbohydrates – better known as dietary fibres.

Carbohydrates constitute a substantial part of our diet and are of great importance to the intestinal flora. A healthy and well-functioning intestinal flora is vital to our overall wellbeing and health. Intestinal balance is key to avoiding lifestyle-related diseases such as diabetes, obesity and cardiovascular diseases.

With the new research it will be possible to develop new solutions for producing highly specific complex carbohydrates, and it will improve our understanding of how carbohydrates influence our health. Moreover, the research collaboration will ensure a stronger platform for producing foods with health-promoting benefits.

'We are very happy that through this professorship we are strengthening and enhancing our collaboration with the LMC. As research into health-promoting food, or Health & Nutrition, is central to Danisco, we have high expectations of our sponsorship. With this partnership, Danisco is taking a leading global position in this field,' says Leif Kjærgaard, CTO at Danisco A/S.

Jørn Dalgaard Mikkelsen, who has vast experience in industry-relevant and basic fundamental research in this area, has been appointed for the professorship in the field of bioprocess technology at the Department of Chemical and Biochemical Engineering.

'Research at DTU Chemical Engineering covers product design, process design and production in the areas of chemistry, biotechnology, foodstuffs, pharmaceuticals and energy. With this new professorship, our research into food will be significantly strengthened,' says Prof. Kim Dam-Johansen, head of the Department of Chemical and Biochemical Engineering.

'And we are looking forward to this strengthening which will ensure further research progress and consolidation in the field, something that will also benefit the LMC,' adds Prof. Anne Meyer, head of Biotechnology at the Department of Chemical and Biochemical Engineering, DTU.

'We are very pleased with this new professorship, which not only strengthens the bridge between corporate and public research institutions but also promotes inter-

university collaboration. Strengthening this collaboration could contribute to giving Denmark a leading position in food-related research,' say Per Holten-Andersen, Dean at University of Copenhagen, Life Sciences, and Knut Conradsen, Pro Rector, DTU, in a joint statement.

For further information, please contact:

Prof. Kim Dam-Johansen, head of Department of Chemical and Biochemical Engineering, DTU
Tel.: +45 4525 2845

Carl Johan Corneliussen, Media Relations Manager, Danisco A/S
Tel. + 45 3266 2926, mobile: +45 2615 212

About DTU

With 7,000 students, 4,500 employees and annual revenue of DKK 3.1 billion, the Technical University of Denmark (DTU) is one of Northern Europe's largest research and educational institutions within the technical and natural sciences. DTU participates in national and international partnerships with other universities, companies, authorities and institutions. At DTU, research goes hand in hand with education, innovation and advisory functions for government authorities.

Download this release in English

Download this release in Danish

Top Print Mail a colleague about this page

Disclaimer Privacy policy

© 2005 Danisco A/S Langebrogade

13,


DANISCO
First you add knowledge...

Home Contact us Sitemap Other webs

Products & Services | Investor Relations | Media Relations | Jobs & Career | About Danisco

← back to Media Relations

▾ NEWS

Text size: A A

5 May 2008 - 08:32

Danisco Animal Nutrition strengthens Sales and Technical Services team

Danisco Animal Nutrition is pleased to announce the appointments of Amy Witte as Sales Manager in the US and Roberto Santiago as Technical Services Manager for Mexico and Central America.

Reporting to Tom D'Alfonso, Regional Director for the Americas, Amy will be working with pig and poultry producers in the Midwest region of the United States as well as key accounts in Arkansas and Nebraska.

Further strengthening Danisco's Technical Services team, Roberto, who has a DVM and a Master of Science in Animal Health & Production from the National University of México, will be responsible for ensuring pig and poultry producers throughout Mexico and Central America maximise value from the latest developments in feed enzyme and betaine technology.

At a time when feed prices are at an all time high, these new appointments reinforce Danisco's commitment to providing the feed industry with innovative, sustainable solutions which help keep feed costs to a minimum.

Amy and Roberto have considerable experience in bringing both nutrition and health solutions to the pig and poultry industries.

For further press information, please contact:

Andrea Barletta,
Global Marketing Director, Danisco Animal Nutrition
Tel: +44 (0) 1672 517777
Email: andrea.barletta@danisco.com

Julian Cooksley
Account Manager, Kendalls Communications
Tel: +44 (0) 1394 610022
Email: julian.cooksley@kendallscom.co.uk

▲ Top Print Mail a colleague about this page

Disclaimer Privacy policy

© 2005 Danisco A/S Langebrogade

14.


DANISCO
First you add knowledge...
Products & Services
Investor Relations
Media Relations
Jobs & Career
About Danisco

9 May 2008 - 11:30

Danisco Foundation awards four student grants

The Danisco Foundation today awards four student grants – two general grants of DKK 50,000 each and two travel grants of DKK 25,000 each.

The recipients are Abida Sultan, Witold Kot, Marcel Claude Pinnerup and Peter Claris Andreasen, all of which are about to write their theses on food science and biotechnology at the University of Copenhagen or the Technical University of Denmark.

'The grants are intended to help the students complete their theses in the best way possible. Another objective is to enhance the interaction between Danisco and food and biotech students. Many of these students could have a future at Danisco,' says Senior Manager Lisbeth Munksgaard, Danisco A/S.

For several years, the Danisco Foundation has also granted the Danisco Award to a scientist or business keenly committed to improving the quality of food.

This year, the grants are awarded to students engaged in the molecular understanding of lactic acid bacteria activity in dairy products and the quality improvement of meat products.

Each year, food and biotech students at the universities under the Centre for Advanced Food Studies can apply for grants to complete their final theses.

The grants will be presented at an award ceremony today at Danisco's head office in Copenhagen.

For further information, please contact:

Annette Erichsen, Education Coordinator,
Centre for Advanced Food Studies,
tel. +45 4525 2627.

Carl Johan Corneliussen, Media Relations Manager,
tel. +45 3266 2926.

Disclaimer Privacy policy © 2005 Danisco A/S Langebrogade

15.



First you add knowledge...

RECEIVED

2008 JUL 31 P 2: 2

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Text size: A A

9 May 2008 - 12:00

Impairment charge in respect of Danisco Sugar A/S

As announced on 4 March 2008, Danisco A/S anticipates an improved balance between supply and demand in the EU sugar market.

Notice no. 4/2008

In light of this improved outlook, Danisco A/S formally initiated preparations for the spin-off of Danisco Sugar A/S to its existing shareholders.

In parallel, Danisco also commenced a sale process for Danisco Sugar, in which a number of interested parties have been invited to participate.

Both the spin-off and sale processes are progressing according to plan, and we will provide an update on 23 June 2008 in conjunction with our full-year results.

Danisco A/S is required to perform impairment tests of the value of its assets. In light of the planned spin-off or the potential sale of Danisco Sugar A/S, and in conjunction with its advisers, Danisco A/S now expects to book a goodwill impairment charge in regard to its Sugar division of between DKK 0.5-1.0 billion.

Following this impairment charge the Invested Capital of the Sugar division at the end of April 2008 was between DKK 6.2-6.7 billion.

This book impairment charge will be recorded under special items in the financial statements in the fourth quarter for the financial year ending 30 April 2008.

Danisco therefore expects profit for the year before share-based payments of between DKK 0.6 and 1.1 billion for the financial year ended 30 April 2008.

The results for 2007/08 will be announced on 23 June 2008.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:

Tom Knutzen, CEO Danisco, Tel: +45 3266 2000

Danisco Investor Relations: Julie Quist,
Tel.: +45 3266 2925, investor@danisco.com

Danisco Media Relations: Carl Johan Corneliussen,
Tel.: +45 3266 2913, info@danisco.com

Download this release in English

Download this release in Danish

Printed Thursday, 24 July 2008 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/stock+exchange+news/2008/investor_256_en.htm
© Danisco 2005. All rights reserved.

16.

DANISCO

First you add knowledge...

Text size: A A

RECEIVED
2008 JUL 31 P 2:52
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

14 May 2008 - 12:00

DuPont and Genencor Create World-Leading Cellulosic Ethanol Company

Joint Venture Combines Companies' Strengths in the Development and Deployment of Second Generation Ethanol from Non-Food Feedstocks to Address $75 Billion Market Opportunity

Notice no.5/2008

DuPont and Genencor, a division of Danisco A/S, today announced an agreement to form DuPont Danisco Cellulosic Ethanol LLC, a 50/50 global joint venture to develop and commercialize the leading, low-cost technology solution for the production of cellulosic ethanol -- a next generation biofuel produced from non-food sources – to address a $75 billion global market opportunity.

The partners plan an initial three-year investment of US$140 million, which will initially target corn stover and sugar cane bagasse. Future targets include multiple ligno-cellulosic feedstocks including wheat straw, a variety of energy crops and other biomass sources.

"With food and gas prices surging at double-digit rates, there is an imperative for sustainable biofuels technologies. This joint venture addresses this issue head on," said DuPont Chairman and CEO Charles O. Holliday, Jr. "By integrating our companies' strengths and expertise in this new venture, we are significantly increasing the potential to make cellulosic ethanol from multiple non-food sources an economic reality around the world."

"By combining the world-class capabilities of DuPont and Danisco, our joint venture will offer the technology standard for cellulosic ethanol production," said Danisco CEO Tom Knutzen. "This joint venture will be a powerhouse of discovery, development and engineering. It represents a major step forward in Danisco's new strategic intent to be a leading force in the field of industrial biotechnology."

Through the scientists and technologies of both companies, DuPont Danisco Cellulosic Ethanol LLC will launch an accelerated effort to integrate the unique cellulosic processing capabilities of both companies to economically produce ethanol from non-food sources. The parent companies will license their combined existing intellectual property and patents related to cellulosic ethanol. The goal is to maximize efficiency and lower the overall system cost to produce a gallon of ethanol from cellulosic materials by optimizing the process steps into a single integrated technology solution.

In the United States, the joint venture will scale up an optimized technology package for corn cobs from integrating the proprietary DuPont pretreatment and ethanologen technologies with the innovative enzyme technology of Genencor, while DuPont continues to analyze the collection and storage of cellulosic feedstocks. The global joint venture expects its first pilot plant to be operational in the United States in 2009, and its first commercial-scale demonstration facility to be operational within the next three years. The joint venture will be headquartered in the United States and will be formed after receipt of required regulatory approvals.

The joint venture will license its technology package directly to ethanol producers for deployment in the United States and around the world, as well as through the establishment of regional cellulosic ethanol affiliates. The regional ethanol affiliates will invest in equity interests with strategic partners, including ethanol producers and energy companies, to enable the rapid deployment of the joint venture's cellulosic ethanol technology at commercial scale. The joint venture's

technology package can be used both as a "bolt-on" to an existing ethanol plant - - expanding its capacity to accept cellulosic feedstocks – or as the design basis for a stand-alone cellulosic ethanol facility. The joint venture expects to enable production of commercial volumes of cellulosic ethanol by 2012.

The integration of the partners' individual technology platforms will combine:

- A differentiated pretreatment process developed by DuPont through its collaboration with the U.S. Department of Energy National Renewable Energy Laboratory (NREL) that allows for reduced capital costs;
- Enzyme technologies and production platforms enabling high biomass-to-sugars conversion rates developed by Genencor, a leader with world-class capabilities in the discovery, optimization and production of enzymes for cellulose conversion;
- A proprietary ethanologen, also developed through the DuPont-NREL collaboration, based on Zymomonas mobilis. This ethanologen has the ability to convert sugars contained in the feedstock into high yields of ethanol with fewer byproducts, and;
- The companies' joint engineering capabilities in process integration and facility design.

Since 2000, the U.S. Department of Energy has supported the efforts of DuPont and Genencor through multiple grants totaling more than $60 million for the development of pretreatment processes, advanced ethanol conversion organisms and improved enzymes.

DuPont and Genencor have a history of successful collaboration. In 1995 the companies partnered to develop the fermentation biocatalyst that produces Bio-PDO™ propanediol, one of the first commercial-scale industrial applications of metabolic engineering designed to make a 100 percent renewably sourced material from corn starch. Today, the product is manufactured by DuPont Tate & Lyle Bio Products, LLC in Loudon, Tennessee, U.S. DuPont and Genencor were recognized by the U.S. Environmental Protection Agency in 2003 with the Presidential Green Chemistry Challenge Award. Last year, leading scientists and engineers from DuPont, Genencor and Tate & Lyle were recognized by the American Chemical Society with the 2007 Heroes of Chemistry award.

DuPont and Danisco will host a webcast and slide presentation for shareholders, investors and the media at 9:00 a.m. (ET) today, accessible through the DuPont Investor Center at www.dupont.com or the Danisco Investor Center at www.danisco.com. Additional media materials including still photography and video are available at www.dupontdanisco.com.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact
Danisco Investor Relations: Julie Quist, tel.: +45 3266 2925, investor@danisco.com
Danisco Media Relations: Carl Johan Corneliussen, tel.: +45 3266 2913, info@danisco.com
Genencor Media (USA): Jennifer Hutchins, tel.: +1 585 256 6973, jennifer.hutchins@danisco.com
DuPont: Michelle Reardon, tel.: +1 302 774 7447, michelle.s.reardon@usa.dupont.com
DuPont Investor Relations: tel.: +1 302 774 1125, karen.fletcher@usa.dupont.com

About DuPont
DuPont – one of the first companies to publicly establish environmental goals 18

years ago – has broadened its sustainability commitments beyond internal footprint reduction to include market-driven targets for both revenue and research and development investment. The goals are tied directly to business growth, specifically to the development of safer and environmentally improved new products for key global markets.

DuPont is a science-based products and services company. Founded in 1802, DuPont puts science to work by creating sustainable solutions essential to a better, safer, healthier life for people everywhere. Operating in more than 70 countries, DuPont offers a wide range of innovative products and services for markets including agriculture and food; building and construction; communications; and transportation.

Download this release in English

Download this release in Danish

Printed Thursday, 24 July 2008 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/stock+exchange+news/2008/investor_257_en.htm
© Danisco 2005. All rights reserved.

17.



← back to Media Relations

▾ NEWS

Text size: A A

28 May 2008 - 08:32

Fibrex® targets the growing allergen-free market

Fibrex® exhibits at Allergy show, June 13-15 in London

Allergies and tolerance to different kinds of foods increase and diagnostic methods are improving. Consumers with allergies are demanding high-value allergen-free options in shops and restaurants - good, safe food options that allow everyone to enjoy a high quality of life.

In Ireland, research shows that as many as 25% of the population has some kind of food allergy or intolerance. According to Euromonitor, the global market for pre-packaged gluten-free food products alone was worth almost USD 800 million in 2006 – 13% more than the previous year. Of course, the total market for all allergen-free food products is even larger.

Having a family member with gluten intolerance strongly affects the whole family's consumption pattern. Yet despite this, gluten-free foods are still regarded as a niche category with prices high above the norm. Luckily for allergy sufferers, several retail chains are now launching their own lines of allergen-free food products suitable for the whole family.

Many food manufacturers are aiming to produce standard products that are slightly adapted to suit a wider target group.

▲ Top Print Mail a colleague about this page

Disclaimer Privacy policy

© 2005 Danisco A/S Langebrogade

18.


DANISCO
First you add knowledge...
Products & Services
Investor Relations
Media Relations
Jobs & Career
About Danisco

back to Media Relations

Text size: A A

5 June 2008 - 09:00

Genencor introduces Excellase™, a superior new protease for the dishwashing industry

A new industry benchmark for dishwashing performance with reduced environmental impact

Genencor today announced the launch of a unique new protease for the auto dish detergent industry, called Excellase™. The product enables auto dish detergent manufacturers to develop formulations with superior cleaning performance on protein-based soils within a broad range of temperatures (45-65° C).

Building further on Genencor's innovative strength in the area of developing high-performance products for the auto dish industry, Excellase brings essential benefits to today's detergent manufacturers:

- Outstanding cleaning performance on protein-based IKW* soils and excellent removal of tough protein stains
- Improved cleaning performance in non-phosphate auto dish detergents
- Better performance at standard and lower temperatures
- Concentration and formulation flexibility
- Excellent storage stability

** IKW is a test standard of the German Cosmetic, Toiletry, Perfumery and Detergent Association – Industrieverband Körperpflege- und Waschmittel e.V.*

Protein-based soils such as minced meat, crème brûlée, and egg yolk are often hard to remove. Excellase outperforms currently available auto dish proteases on these types of soils, both in a phosphate and non-phosphate environment.

"We are very excited to bring this product to the dish detergent market", said Floris Luger, vice president and business unit manager of Genencor's Fabric & Household Care department. "Consumers increasingly demand better cleaning results, more convenience and reduced environmental impact. We see Excellase as an important offer to our customers to respond even better to these consumer needs. It is our intent to continue to bring added value enzyme solutions to the detergents industry which will allow for improved sustainability."

▲ Top Print Mail a colleague about this page

© 2005 Danisco A/S Langebrogade

19.


DANISCO
First you add knowledge...
Home
Contact us
Sitemap
Other webs
Products & Services
Investor Relations
Media Relations
Jobs & Career
About Danisco

← back to Media Relations

▾ NEWS

Text size: A A

9 June 2008 - 11:45

Danisco's view on health and safety standards at the then Grindstedværket in the 1960s and 1970s

In the past few days, the media has been focusing on the then Grindstedværket due to a case of mercury poisoning of the employees working at the plant in the 1960s and 1970s.

The media questions whether management informed the employees about the dangers of vitamin production, which no longer exist at Grindsted or Danisco (owner of Grindstedværket since 1989).

In Danisco's view, the case is more complicated than presented by the media. Even to this day, Danisco has employees who used to work at the former Grindstedværket. Many of these employees find that the working environment and the information given by management to the employees differ significantly from the picture painted in the media.

Meanwhile, Danisco acknowledges that it is impossible to get the full picture of the health and safety standards prevailing over a 20-year period at Grindstedværket based on 40-50-year old data.

Finally, Danisco believes that it is essential to distinguish between the knowledge we had of health & safety and the environment 40-50 years ago and the knowledge we have today. Put differently, it is difficult to judge yesterday's health and safety standards by today's standards.

In respect of industrial injuries, we are not allowed to comment on pending actions or cases involving personal information.

Since Danisco is keen to tackle this situation decently and because there is a legislative opportunity to do so, we urge all former and current employees who fear they have a work-related injury to contact their GP who can help them instigate an action with a view to claiming damages.

We also make our archives and knowledge available to former and current employees who want to know more about the production at Grindstedværket during the period in question.

For further information, please contact

Martin Kirstein Madsen, Plant Manager, Danisco A/S, tel.: +45 7972 5600
Natalie E. Weber, Media Relations Manager, Danisco A/S, tel.: + 45 3266 2927, mobile: +45 2876 5104

▲ Top Print Mail a colleague about this page

Disclaimer Privacy policy © 2005 Danisco A/S Langebrogade

20


DANISCO
First you add knowledge...
Home
Contact us
Sitemap
Other webs
Products & Services
Investor Relations
Media Relations
Jobs & Career
About Danisco

RECEIVED
2008 JUL 31 P 2:52
OF INTERNATIONAL CORPORATE FINANCE

erts

ontacts

nents

← back to Media R

▾ NEWS

Text size: A A

11 June 2008 - 09:00

Danisco launches Super Juice Confectionery Demo Kit: Set the Juices Loose!

The "super fruit" juice trend has opened the door to new opportunities for sugar confectionery. Danisco has the ideal ingredients and formats to deliver the health benefits of fruit juice in a variety of delicious confectionery treats.

Products containing exotic "super fruit" juices such as açai, goji, pomegranate and yumberry, along with familiar fruit juices like cranberry, blueberry and raspberry, offer high levels of antioxidants and health-promoting properties.



These "super fruit" juice products can be positioned as "better for you" when compared to their traditional counterparts.

Danisco's new demo kit, called Set the Juices Loose!, features great tasting confectionery products with the added benefits of:

- Pure fruit juice
- No added colours
- No added acids
- No preservatives
- No high intensity sweeteners
- Reduced in calories
- Reduced in sugar
- High in fibre

Utilising three flavour systems — apricot/orange; raspberry/yumberry; and pomegranate/raspberry/blueberry — the Set the Juices Loose! kit is comprised of four candy formats made with Danisco ingredients for additional health benefits:

Super-juice Jellies and Gummies contain all the natural goodness of fruit juices plus added fibre. With Litesse®Ultra™ as part of the formulation, these candies are also reduced in sugar with a low glycaemic response to avoid a sugar rush.

Super-juice Chewy Candies are reduced in sugar with the antioxidants of fruit juice that can help reduce cholesterol. With the inclusion of Litesse®Ultra™, these chewies are also rich in fibre for improved digestive health.

Super-juice Cream Hard Candies are high in fruit juices, reduced in calories and reduced in sugar. Made with Lactitol and Litesse®Ultra™ for prebiotic digestive benefits, these swirled fruit and cream candies also have vitamin A and

antioxidants that can protect the brain, eyes and nervous system.

Super-juice Chewy Beans offer the benefits of real fruit juices and fibre from Litesse®Ultra™ in a reduced calorie, reduced sugar jellybean. Made with Xylitol for a cool, refreshing coating that is safe for teeth, these beans are also high in lycopene and antioxidants that can help maintain eyesight and can help protect against heart disease.

The health benefits of Danisco's ingredients, combined with the nutritional value of fruit juices, offer a huge potential for making innovative "better for you" confectionery products.

For further information, please contact:

Sarah Jane Jumppanen, Danisco Sweeteners Communications Manager
E-mail: sarah.jane.jumppanen@danisco.com.

Top Print Mail a colleague about this page

Disclaimer Privacy policy © 2005 Danisco A/S Langebrogade

21.


DANISCO
First you add knowledge...
Home
Contact us
Sitemap
Other webs
Products & Services
Investor Relations
Media Relations
Jobs & Career
About Danisco

RECEIVED
2008 JUL 31 P 2:2
ICE OF INTERNATIONAL
CORPORATE FINANCE

← back to Media Relations

▾ NEWS

Text size: A A

17 June 2008 - 09:23

Danisco introduces www.daniscoCARE4U.com, the first website dedicated to natural food protective solutions

Online information toolbox meets growing demand for natural food safety and shelf life protection

An information toolbox on natural protective solutions for the Food Industry:

Targeted at food professionals and consumers, the attractive site offers a comprehensive overview of the protective options available to food producers wishing to combine product safety and shelf life protection with consumer friendly labelling.

Bearing in mind the importance of regulations, the Danisco site also offers a worldwide tour of food regulatory requirements in general and and for each category of food protectants in particular.

On the scientific side, daniscoCARE4U.com provides a unique insight into the latest studies and articles on natural food protective solutions and reference books.

User-friendliness and interactivity
Finding the right protective solution is easy as web users have the possibility to search by applications or by technologies in the pleasant and fresh-looking website. In addition, for those less familiar with food safety and microbiology terminology, the site is peppered with links to a comprehensive glossary.

The many multimedia and interactive features include a video of Danisco's state-of-the-art food protection laboratories in Denmark and a 'talk to the experts' webinar section.

"www.daniscoCARE4.com is a great way for consumers and producers to keep tabs on the latest global advances in natural food protection as well as what we, at Danisco, offer in terms of Care4U™ knowledge and solutions", says Stéphane Constant, vice-president of Food Protection at Danisco.

The Care4U™ label comprises food protection products and services that enable food manufacturers to achieve more consumer-friendly labelling in line with local regulations. Backed by Danisco's knowledge and technology, it represents a series of values central to the food protection area - trust, sustainability, innovation and partnership.

For more information, visit www.daniscoCARE4U.com or

contact:Nathalie Brosse +33 6 77 79 76 33 or nathalie.brosse@danisco.com

Top Print Mail a colleague about this page

Disclaimer Privacy policy © 2005 Danisco A/S Langebrogade

23,


DANISCO
First you add knowledge...
Home
Contact us
Sitemap
Other webs
Products & Services
Investor Relations
Media Relations
Jobs & Career
About Danisco

RECEIVED
2008 JUL 31 P 2:53
FICE OF INTERNATIONAL CORPORATE FINANCE

← back to Media Relations

Text size: A A

▾ NEWS

1 July 2008 - 09:00

Latest in enzyme technology at the World Poultry Congress 2008

New generation heat stable E. Coli phytases, improving the feeding value of distillers dried grains with solubles and enzyme solutions to maximise use of corn/soy diets were just some of the latest cutting edge research presented by Danisco Animal Nutrition at the World Poultry Congress, Brisbane, Australia, 30 June - 4 July 2008.

Dr Ceinwen Gilbert, Technical Services Manager, Danisco Animal Nutrition, presented a poster comparing the bioefficacy of two coated phytases for broilers fed corn/soybean meal based diets.

21 day broiler performance was compared between broilers fed a positive control diet, a negative control diet (reduced in total phosphorus by 2.3g/kg and calcium by 1g/kg), negative control diets supplemented with 500, 1000 or 2000 FTU/kg coated bacterial E. Coli phytase and negative control diets supplemented with 500, 1000 or 2000 FTU/kg coated fungal P. Lycii phytase. Diets were pelleted at 90°C.

The study concluded that the bacterial E. Coli phytase was more heat stable – E. Coli phytase recovery from the pelleted feed was on average 27% greater than P.

Lycii phytase. Broilers fed bacterial E. Coli phytase had significantly higher bodyweight gain and numerically higher tibia ash than broilers fed the fungal P. Lycii phytase.

The superior bioefficacy of the bacterial E. Coli phytase was attributed to both the higher heat stability and the ability of the phytase to better release phytate bound phosphorus in the feed.

As feed costs continue to escalate, by-products from the food and fuel ethanol industries may provide alternative more cost- effective ingredient options for the nutritionist.

The use of distillers dried grains with solubles (DDGS) in animal feed has increased with the growth of the bioethanol industry. Whilst DDGS is potentially a cost effective and valuable feed ingredient, there are certain anti-nutritional factors which limit its use in poultry feed.

Soren Dalsgaard, a senior scientist with Danisco, presented a poster which examined how enzyme technology can be used to reduce certain anti-nutritional factors in DDGS.

He reported that wheat DDGS increases gut viscosity in poultry, which reduces

the nutrient digestibility and bird performance. Adding a highly effective xylanase reduced the viscosity and potentially increased the feeding value of wheat DDGS. Supplementing wheat DDGS with enzymes offers producers the option to use DDGS in their poultry feeds to save costs, without compromising bird performance.

At a time when feed ingredient prices are at an all time high, maximising the amount of nutrients that poultry extract from the feed is a key requisite for maximising feed efficiency.

Dr Aaron Cowieson, senior scientist at Danisco Animal Nutrition, presented two papers which examined how feed enzymes can improve the feeding value of corn/soy based diets.

Adding a xylanase, amylase and protease enzyme combination to a corn/soy based broiler diet significantly improved the ileal digestibility of amino acids and improved the apparent metabolisable energy by 3%. The enzyme combination improved broiler weight gain by 6% and feed conversion by 5 points.

All improvements in digestibility and bird performance due to enzyme addition reported above were highly significant ($P<0.01$). Dr Cowieson reported that part of the mechanism for the improvement in bird performance was due to the enzyme combination reducing the bird's maintenance requirements, allowing more energy to be diverted to lean growth.

Danisco Animal Nutrition (www.danisco.com/animalnutrition), a business unit of leading global food ingredient specialist Danisco A/S (Denmark), pioneered the development and use of enzymes and betaine in animal nutrition. Its products are now widely used by poultry and pig producers throughout the world. The company's mission is to deliver innovative, sustainable solutions that increase efficiency and safety of the food production chain in an environmentally sensitive way.

For further press information, please contact:

Andrea Barletta, Global Marketing Director,
Danisco Animal Nutrition
Tel: +44 (0) 1672 517777
Email: andrea.barletta@danisco.com

Julian Cooksley, Account Manager
Kendalls Communications
Tel: +44 (0) 1394 610022
Email: julian.cooksley@kendallscom.co.uk

▲ Top Print Mail a colleague about this page

Disclaimer Privacy policy © 2005 Danisco A/S Langebrogade

24.


DANISCO
First you add knowledge...
Home
Contact us
Sitemap
Other webs
Products & Services
Investor Relations
Media Relations
Jobs & Career
About Danisco

RECEIVED
2008 JUL 31 P 2:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

← back to Media Relations

▾ NEWS

Text size: A A

3 July 2008 - 09:23

Monthly ice cream concept: Blueberry Thrill

The shimmer from this silver-sparkling ice cream ripple will thrill any young prince or princess.

Blue pearl shimmering ripple with blueberry flavour will be a smashing hit among young boys and girls, - or add the pearl shimmer to a coke-tasting ripple for a more teenage-appealing product.

By adding ripple to ice cream the look and taste change entirely. Simply add different colours, flavours and textures, and the ice cream has a completely different image and target group.

Our ripple is based on pectin to give the right texture, mouth feel and processing properties. It is flavoured with blueberry flavour from Firmenich and coloured with Eurolake Briliant Blue LD from Sensient Food Colors. The shimmering effect is provided by Candurin® Silver Sparkle from Merck.



▲ Top Print Mail a colleague about this page

Disclaimer Privacy policy

© 2005 Danisco A/S Langebrogade

25


DANISCO
First you add knowledge...
Media
Relations

Home Contact us Sitemap Other webs

back to Media Relations

NEWS

Text size: A A

3 July 2008 - 15:30

Danisco cultures invests in kefir

Kefir culture plant expands as more consumers choose healthy ethnic beverages

Danisco has completed in a major expansion of its kefir culture processing plant in Olsztyn, Poland, more than trebling capacity to meet the growing international demand for kefir products.

The investment, comprising a new, highly automated lactic acid bacteria fermentation line, also marks a further optimisation of the unique kefir cultures.

Danisco Olsztyn plant is the only one in the world to have commercial production of traditional kefir grains. This capacity enables Danisco to blend the grains with its freeze-dried cultures. In addition, all the cultures are for direct vat inoculation, enabling faster and more reliable kefir production.

"Manufacturers experience more functionality due to the accelerated fermentation time and a higher degree of aroma and texture development," says Piotr Kolakowski, Manager of the Olsztyn plan.

A unique offer for natural health

A traditional fermented dairy beverage throughout Eastern Europe, kefir is catching the eye of Western consumers, who are drawn by the drink's natural health image and characteristic taste.

Danisco kefir cultures make it possible to produce kefir as it has been known for centuries. They are currently the first cultures on the market to combine real kefir grains with lactic acid bacteria, securing an excellent flavour and texture. In addition, Danisco produces HOWARU™ Kefir Bif 1 - an outstanding combination of a kefir culture with one of Danisco's premium probiotic cultures.

Danisco's facility in Olsztyn benefits from an expert team specialised in traditional kefir formulations which have, over the past years, been successfully marketed throughout Eastern Europe and Russia. Danisco has also developed a series of application concepts to inspire manufacturers in developing kefir products adapted to Western tastes.

"We expect the kefir market to grow faster than the overall dairy business," says Piotr Kolakowski. "With our new fermentation line and other upgraded equipment, we will be able to service our customers demand for some years."

Top Print Mail a colleague about this page

Disclaimer Privacy policy

© 2005 Danisco A/S Langebrogade

26.


DANISCO
First you add knowledge...
Home
Contact us
Sitemap
Other webs
Products & Services
Investor Relations
Media Relations
Jobs & Career
About Danisco
RECEIVED
'08 JUL 31 P 2:23

← back to Media Relations

▼ NEWS

Text size: A A

10 July 2008 - 12:15

Customer driven solutions for the global feed industry

Researchers and nutritionists from all continents of the world recently attended Danisco Animal Nutrition's technical seminar at WPC 2008, Australia.

With the global feed industry currently feeling the stress of high feed ingredient prices, the seminar provided the latest insights into how enzyme technology can ease the pressure of increasing feed costs.

Dr Peter Selle, Honorary Associate with the Poultry Research Foundation, University of Sydney, and Dr Aaron Cowieson, Senior Scientist with Danisco Animal Nutrition provided new insights into phytase inclusion in poultry diets.

Drs Selle and Cowieson both pointed out that it is not just the level of phytate in the diet that needs to be taken into consideration when using phytase. Phytate interactions with other nutrients, such as protein and fibre, may affect response to phytase. In addition, the dietary calcium:phosphorus ratio can have a substantial effect on the response to phytase addition, and should considered by nutritionists when formulating feeds.

Dr Cowieson advised that due to the current phenomenal rise in the price of feed ingredients, producers have the opportunity to further drive down costs of production by increasing the inclusion of phytase in their feed. He further recommended the use of new generation bacterial phytases, which are more effective than traditional fungal phytases, and to take account of energy and amino acid matrix values together with phosphorus and calcium.

He concluded that where 500 FTUs /kg feed tends to be the standard phytase inclusion rate in broiler feeds, with current feed ingredient prices, the economic optimum phytase inclusion rate is currently around 1000 FTUs/kg feed.

For producers feeding wheat-based diets, Dr Alexandre Péron, Technical Services Manager with Danisco, explained how nutritionists can use enzyme technology to manage wheat variability. Wheat is highly variable. Scientific literature has reported huge differences in wheat AME, from 8.5 to 15.9 MJ/kg, DM basis. Dr Péron went onto explain that because it is difficult to accurately predict the AME of wheat , feeding wheat-based diets may result in reduced growth, poor nutrient utilisation and variable bird performance.

Wheat viscosity mainly affects fat absorption, grain hardness affects starch digestibility - starch digestibility being lower in hard wheat cultivars, and fibre all contribute to variations in AME. Feed processing (grinding and pelleting) and bird genetics also impact wheat digestibility. Dr Péron reported that whilst xylanase enzymes are abundantly used in wheat-based broiler diets to improve wheat

digestibility and reduce variations in bird performance, research from the University of Massey, New Zealand suggests that using phytase in combination with xylanase has additional benefits on performance of birds fed wheat-based diets.

Dr Ceinwen Gilbert, Technical Services Manager for Danisco presented the latest tools producers can use to reduce the cost of corn-based feeds. Corn is the most commonly used grain in poultry diets and widely regarded as a consistent raw material. In fact, corn can be extremely variable in terms of both its nutrient content and availability, and consequently its financial value to the feed producer.

Broiler feeds are often formulated using fixed nutrient values, which take no account of batch-to-batch variation and risk under-exploiting bird growth, feed conversion and profit. Representing a breakthrough in feed enzyme technology, Danisco's Avicheck Corn service calculates the increase in corn energy value by enzyme addition.

She explained that including this energy matrix value into the producer's feed formulation provides opportunities to reduce feed costs. Typically the higher energy corn replaces some more expensive high-energy ingredients, for example fat or oil.

Dr Ed Moran, Professor of Poultry Science at Auburn University, USA, comprehensively described how adding carbohydrase enzymes with phytase to corn-based broiler diets potentiates the effect of phytase in terms of improving nutrient digestibility, increasing weight gain and feed conversion efficiency and producing more lean meat.

Looking to the future, Dr David Cadogan, an eminent pig nutritionist, described how the poultry industry could benefit from adopting net energy systems used widely in the pig industry, to more accurately formulate poultry feeds.

Danisco Animal Nutrition (www.danisco.com/animalnutrition), a business unit of leading global ingredient specialist Danisco A/S (Denmark), pioneered the development and use of enzymes and betaine in animal nutrition. Its products are now widely used by poultry and pig producers throughout the world. The company's mission is to deliver innovative, sustainable solutions that increase efficiency and safety of the food production chain in an environmentally sensitive way.

For further press information, please contact:

Andrea Barletta, Global Marketing Director, Danisco Animal Nutrition
Tel: +44 (0) 1672 517777
E-mail: andrea.barletta@danisco.com

Julian Cooksley Account Manager Kendalls Communications
Tel: +44 (0) 1394 610022
E-mail: julian.cooksley@kendallscom.co.uk

© 2005 Danisco A/S Langebrogade

27

RECEIVED
2008 JUL 31 P 2:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE



First you add knowledge...

Text size: A A

14 July 2008 - 20:40

Danisco A/S announces sale of Danisco Sugar A/S to Nordzucker AG

The divestment of Danisco Sugar is the final step towards the transformation of Danisco into a focused, bio-based, market-driven ingredients provider.

Notice no.7/2008

Highlights

- Danisco A/S has today agreed to sell Danisco Sugar A/S to Nordzucker AG for an enterprise value of DKK 5,600 million. In addition, Danisco will receive DKK 600 million of cash proceeds from the sale of EU quota in 2007/08 and earlier
- Danisco Sugar has entered into an agreement with the Danish and Swedish beet growers associations in respect of beet supply for the forthcoming campaigns
- Upon closing of the transaction, Danisco will contribute DKK 150 million to the beet growers in Denmark and Sweden to facilitate acquiring an equity interest in Danisco Sugar
- The transaction is conditional upon merger clearance and the shareholders of Danisco A/S granting the Board of Directors a mandate to close the transaction at the Annual General Meeting on 20 August 2008. The transaction is expected to close within six months
- Danisco does not expect to record any gain or loss from the divestment
- Upon completion of the transaction, the Board of Directors expects to initiate a share buyback programme of between DKK 750 million and 1,000 million, bringing Danisco's financial gearing in line with the lower end of our stated gearing target of 2.5x - 4.0x net debt / EBITDA
- The divestment of Danisco Sugar is the final step towards the transformation of Danisco into a focused, bio-based, market-driven ingredients provider

CEO Tom Knutzen of Danisco comments: 'The sale of Danisco Sugar represents a positive outcome for our shareholders and another milestone towards a focused ingredients business following the divestment of Flavours in 2007. I am pleased that Danisco Sugar and the Danish and Swedish beet growers associations have reached an agreement for the supply of sugar beet going forward. Under Nordzucker's ownership, Danisco Sugar will continue to develop in its key markets and we wish the business continued success. This divestment marks the beginning of a new era for Danisco, and we remain committed to the strategic priorities outlined in our results announcement of 23 June 2008.'

CEO Hans-Gerd Birlenberg of Nordzucker AG comments: 'I am truly delighted that our concept for the joint future of Nordzucker and Danisco Sugar has had a positive response. With Danisco Sugar we are gaining a partner which is in excellent all-round shape and which will strengthen our operations substantially right from day one. Strategically, the two firms are excellently matched – and culturally we have also discovered that we have a great deal in common. In short, Danisco Sugar is the best possible partner for Nordzucker.'

Chairman of Danske Sukkerroedyrkere, Jørn Dalby, comments: 'Nordzucker is owned by beet growers. We expect that, together, Nordzucker and the Danish and Swedish growers will provide a strong platform for the future development of Danisco Sugar.' Chairman of Svenska Betodlarna ek.för., Otto von Arnold, comments: 'The conclusion of discussions regarding the future price of sugar beet and the investment contribution from Danisco create a strong basis for the

future development of beet growing in Denmark and Sweden.'

Separation of Danisco Sugar

On 4 March 2008, the Board of Directors of Danisco announced that it would separate Danisco Sugar either by way of a sale or a spin-off to existing shareholders. Following a comprehensive auction process, Danisco has today signed an agreement with Nordzucker AG for the sale of Danisco Sugar for a total enterprise value of DKK 5,600 million. The transaction is subject to certain customary closing adjustments, including in respect of working capital.

For the financial year ending 30 April 2009, Danisco Sugar expects to generate revenue of approximately DKK 7.0 billion and EBIT (before special items) of approximately DKK 450 million. Therefore, the enterprise value represents a multiple of 12.4x EBIT for 2008/09 or 7.0x EBITDA.

In addition, Danisco will receive DKK 600 million of cash proceeds from the sale of EU quota in 2007/08 and earlier. Danisco will keep approximately DKK 360 million (EUR 48 million) as a loan to Danisco Sugar, which will carry a coupon of 5% per annum and will be repaid in full by the end of February 2010.

In the opinion of the Board of Directors of Danisco and its financial adviser, the outlined transaction represents a more value-enhancing solution for the shareholders of Danisco than a spin-off. The Board of Directors of Danisco also believes that the combination of Nordzucker AG and Danisco Sugar is an attractive solution for other important stakeholders such as customers, beet growers and employees. The Board of Directors of Danisco therefore believes that the transaction is in the best interests of Danisco's shareholders and will recommend the shareholders of Danisco to grant the Board of Directors a mandate to close the transaction at the Annual General Meeting on 20 August 2008.

The agreement is conditional upon merger clearance and the shareholders of Danisco granting the Board of Directors a mandate to close the transaction at the Annual General Meeting on 20 August 2008.

Danisco Sugar secures sugar beet supply

Following a substantial increase in the price of alternative crops during the past year, Danisco Sugar has reached an agreement with the Danish and Swedish beet growers associations regarding the future supply of sugar beet, thereby ensuring that sugar beet remains an attractive crop.

Upon closing of the transaction, Danisco will contribute DKK 150 million to the beet growers in Denmark and Sweden to facilitate acquiring an equity interest in Danisco Sugar.

Danisco becomes a focused, bio-based, market-driven ingredients provider

Upon completion, Danisco will become a focused ingredients company. Danisco plans to enhance shareholder value by designing and delivering bio-based ingredients to our industrial customers worldwide and thereby become our customers' First choice. As set out in our Announcement of Results for 2007/08 on 23 June, our long-term target is to deliver organic growth of 5-7% and an EBIT margin (before share-based payments but after corporate costs and central R&D) of 13.5%. For 2008/09, we expect revenue of DKK 12.6 billion (corresponding to organic growth of around 6%) and EBIT (excluding share-based payments but including corporate costs and central R&D) of DKK 1.4 billion.

Use of proceeds

A portion of the net proceeds will be used to reduce net debt in line with the lower end of our revised financial gearing target range for net debt/EBITDA of 2.5x-4.0x. After completion, Danisco expects to ensure compliance with these targets by returning between DKK 750 million and 1,000 million of cash to the shareholders by way of a share buyback programme. The timeframe and the final

amount of this share buyback programme will be decided in connection with the completion of the transaction.

Accounting treatment of the divestment

Danisco does not expect to book a gain or loss in respect of the divestment. Danisco Sugar will be booked as discontinued operations for the financial year ending 30 April 2009.

Deutsche Bank AG London acted as the exclusive financial adviser to Danisco in connection with the sale of Danisco Sugar.

Information meetings will be held for the employees of Danisco Sugar as soon as possible after the summer holidays.

Yours faithfully

Anders Knutsen	Tom Knutzen
Chairman	CEO

Download this release in English

Download this release in Danish

Printed Thursday, 24 July 2008 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/stock+exchange+news/2008/investor_259_en.htm
© Danisco 2005. All rights reserved.


DANISCO
First you add knowledge...
Home
Contact us
Sitemap
Other webs
Products & Services
Investor Relations
Media Relations
Jobs & Career
About Danisco

RECEIVED
2008 JUL 31 P 2:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

← back to Media Relations

Text size: A A

▾ NEWS

16 July 2008 - 09:00

Acquisition of emulsifiers producer Abitec Ltd. approved

Danisco has obtained final approval from the EU competition authorities for the acquisition of the shares in UK-based emulsifiers producer Abitec Ltd.

In January 2008, Danisco signed the agreement conditional upon approval from the appropriate competition authorities. The agreement will be formalised on 29 August 2008.

'We are very pleased that the competition authorities have now approved Danisco's acquisition of Abitec. It will give us an excellent opportunity to combine Abitec's and Danisco's strengths in the emulsifier area,' says Martin Klavs Nielsen, head of Danisco's Emulsifiers business.

The acquisition of Abitec ties in with Danisco's strategic target of creating value through organic and acquisitive growth and confirms the company's long-term commitment to the emulsifier market.

'By strengthening our position within emulsifiers we are well-positioned to meet the increasing demands of customers. We are eager to commence the integration process and will do everything we can to make it as smooth for the customers as possible,' says Martin Klavs Nielsen.

About Abitec Ltd.

Abitec Ltd. is situated in Northampton, UK, with a production plant employing 55 persons and generating revenue of around DKK 200 million. Abitec Ltd. is currently part of the Ingredients division of Associated British Foods plc and supplies emulsifiers and medium-chain triglycerides (MCT) mainly to the European market.

Abitec Ltd. produces a range of emulsifiers applied by the nutritional, cosmetic, personal care and food markets. Its food emulsifiers provide many essential functions in a wide range of food applications such as bread, ice cream, margarine and dairy products.

For further information, please contact

Natalie Weber, Media Relations Manager, tel.: +45 3266 2927
Thomas Laursen, Integration Manager, Emulsifiers, tel.: +45 8943 5116
Dorte Petersen, Director of EUROW, Emulsifiers, tel: + 45 2948 4432
Martin Klavs Nielsen, Executive. Vice President, Emulsifiers, tel: + 45 2948 4438

▲ Top Print Mail a colleague about this page

Disclaimer Privacy policy © 2005 Danisco A/S Langebrogade

29.

DANISCO

First you add knowledge...

Home Contact us Sitemap Other webs

Products & Services | Investor Relations | Media Relations | Jobs & Career | About Danisco

← back to Media Relations

NEWS

Text size: A A

21 July 2008 - 21:00

DuPont Danisco Cellulosic Ethanol LLC Names Joseph R. Skurla President

Brings Fuel and Refinery Expertise to the Joint Venture

DuPont Danisco Cellulosic Ethanol LLC (DDCE) has appointed Joseph R. Skurla as president to lead the joint venture's development and commercialization of low-cost cellulosic ethanol technologies that utilize non-food feedstocks.

Skurla, 58, brings over 30 years of experience related to the oil refining and chemical industries, most recently leading the development of DuPont Clean Technologies business. Under Skurla's leadership, the business is providing services and on-site technologies that provide cleaner air and fuel capabilities to the oil and gas industry. Customers range from major integrated international oil companies to independent refiners throughout the world.

"Joe brings great knowledge of the oil and refining businesses to the DuPont Danisco Cellulosic Ethanol joint venture," said Tjerk deRuiter, DDCE board member and CEO of Genencor, a division of Danisco. "I am confident that with Joe on board, we have now empowered the joint venture with the right combination of biotechnology, business and engineering experience to accelerate the delivery of low cost cellulosic ethanol technologies to the global markets."

"DuPont Danisco Cellulosic Ethanol will be the advantaged provider of cellulosic ethanol to the world, and I look forward to leading the efforts to get our technologies to market," Skurla said. "The global mandate for energy security is now coupled with a global imperative for transportation fuel solutions that are environmentally, socially and economically sustainable. To that end, we are dedicated to delivering cellulosic ethanol fuels to market quickly and responsibly."

For further information please contact

Jennifer Hutchins
USA media contact, Genencor
Tel: +1 585-256-6973
E-mail: jennifer.hutchins@danisco.com

Michelle Reardon
DuPont Media Relations
Tel: +1 302-774-7447
E-mail: michelle.s.reardon@usa.dupont.com

▲ Top Print Mail a colleague about this page

Disclaimer Privacy policy

© 2005 Danisco A/S Langebrogade

30.


DANISCO
First you add knowledge...
Home
Contact us
Sitemap
Other webs
Media Relations
RECEIVED
2008 JUL 31 P 2:23

← back to Media Relations

Text size: A A

NEWS

22 July 2008 - 18:00

Danisco probiotics supplement milk drinks for kids

HOWARU™ Protect reinforces child health in a convenient and appealing format

Danisco is targeting the market for healthy and convenient children's beverages with the launch of its documented probiotic blend for milk in North America. Clinically proven to reduce cold and flu symptoms, HOWARU™ Protect is an effective supplement to children's diets, particularly during the fall and winter.

The launch is a direct response to the growing parental focus on child health during the winter season. Incorporated in milk drinks, HOWARU™ Protect is a highly accessible probiotic source, capable of boosting the immune system.

Enhanced natural goodness

HOWARU™ Protect comes with strong health efficacy documentation. In a clinical study of wintertime respiratory tract infections in nursery school children, a daily dose of the Danisco probiotic contributed to a significant reduction in cold-associated symptoms, such as a runny nose, fever and cough. Sick days were almost halved and antibiotic prescriptions fell by 80%.

By adding HOWARU™ Protect to milk, dairy manufacturers can further enhance milk's image of natural goodness – appealing to health-conscious parents keen to secure a balanced diet for their children. The ability of milk to secure excellent probiotic survival throughout shelf life also makes it an ideal carrier for probiotic cultures.

"As children move towards adolescence, they need to strengthen their bone health and their immune system. By consuming milk fortified with HOWARU™ Protect, they can do both," says Peggy Steele, Global Probiotic Director at Danisco.

Concepts for young tastes

To inspire manufacturers in their product development, Danisco has produced a series of fun recipes using milk drink containing the probiotic culture. All the recipes are made for young tastes and suitable for children to make.

Danisco is a leading supplier of premium probiotic cultures to the food industry. The HOWARU™ range comprises three of the most documented commercial probiotic strains, recognised for their immune-modulating properties and long-proven efficacy in relation to gut health. A registered Danisco trademark, HOWARU™ is licensed to selected retailers or food and dietary supplement manufacturers.

For more information, visit www.howaru.com or contact

Nathalie Brosse
Tel: +33 6 77 79 76 33
E-mail: nathalie.brosse@danisco.com

Top Print Mail a colleague about this page

Disclaimer Privacy policy © 2005 Danisco A/S Langebrogade

31.


DANISCO
First you add knowledge...
Home
Contact us
Sitemap
Other webs
Products & Services
Investor Relations
Media Relations
Jobs & Career
About Danisco

RECEIVED
2008 JUL 31 P 2:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

back to Media Relations

Text size: A A

NEWS

23 July 2008 - 10:00

Danisco antimicrobial approved in Australasia

Food authority gives green light for efficient alternative to chemical preservatives in processed meat

Meat processors in Australia and New Zealand have gained access to a new tool for efficient food protection. Official approval of Nisaplin™ Antimicrobial from Danisco is now providing a valuable opportunity to replace chemical preservatives in meat products while improving the level of food safety and protecting shelf life.

The approval comes from Food Standards Australia New Zealand (FSANZ), which has approved Nisaplin™, the commercial preparation of nisin A, for use in processed meat, poultry and game products.

"This approval paves the way for the introduction of Danisco's patented and highly efficient nisin-based blends."says David Charest, Meat Food Protection Director for Danisco.

Marketed under Danisco's new Care4U™ label, Nisaplin™ is derived from a natural fermentation similar to that used in cheese-making. It is effective against common spoilage bacteria, such as Gram-positive lactic acid bacteria and Brochothrix thermosphacta, and post-processing contaminants, including the major food pathogen Listeria monocytogenes.

By integrating Nisaplin™ in their food protection systems, processed meat manufacturers can strengthen their brand image among consumers and maintain the high quality of their meat products over an extended shelf life. Other benefits include less spoilage losses, fewer product recalls and a reduced need to use chemical preservatives, such as nitrites, nitrates and sorbic acid.

Australia and New Zealand are estimated at respectively 3 and 5 cases of listeriosis/million people with a 20% mortality rate*. In general, listeriosis outbreaks in meat have occurred in hot dogs, processed meats, pate and salami.
*Source: USDA Economic Research Service

Care4U™

The Care4U™ label comprises Danisco food protection solutions that enable food manufacturers to achieve more consumer-friendly labelling in line with local regulations. Backed by Danisco's knowledge and technology, it represents a series of values central to the food protection area - trust, sustainability, innovation and partnership.

For more information, visit www.daniscocare4u.com or contact
Nathalie Brosse

Tel: +33 6 77 79 76 33
E-mail: nathalie.brosse@danisco.com

▲ Top Print Mail a colleague about this page

Disclaimer Privacy policy

© 2005 Danisco A/S Langebrogade

32.


DANISCO
First you add knowledge...
Home
Contact us
Sitemap
Other webs
Products & Services
Investor Relations
Media Relations
Jobs & Career
About Danisco
erts
ontacts
nents

back to Media R

NEWS

Text size: A A

23 July 2008 - 20:00

DuPont Danisco and University of Tennessee Partner to Build Innovative Cellulosic Ethanol Pilot Facility

Fast-Track Pilot Plant Will Develop Commercialization Technology for Corn Stover and Switchgrass; Facility to Open in 2009

DuPont Danisco Cellulosic Ethanol LLC (DDCE) and the University of Tennessee (UT) Research Foundation, through its Genera Energy LLC, today announced a partnership to construct an innovative pilot-scale biorefinery and state-of-the-art research and development facility for cellulosic ethanol in Vonore, Tenn.

The pilot-scale biorefinery will develop the commercial package for DDCE's leading cellulosic ethanol technology. The project will utilize UT's world-class expertise in cellulosic feedstock production and co-product research, as well as its work with Tennessee farmers to develop the first dedicated cellulosic energy crop supply chain for cellulosic biorefineries utilizing switchgrass. The facility design will incorporate the flexibility to operate on two different non-food biomass feedstocks – corn stover, cobs and fiber; and switchgrass.

"We are extremely pleased to collaborate with DDCE," UT President John Petersen said. "The technical breadth and execution capabilities of DuPont Danisco, along with the backing of their parent companies, raise the national and international profile of the Tennessee Biofuels Initiative and confirm the State of Tennessee as a leader in the development of cellulosic ethanol."

The pilot plant and process development unit (PDU) will be located at the Niles Ferry Industrial Park. A PDU is a research facility that enables both experimentation at larger than laboratory scale and more rapid adjustments to process components. The plant capacity will be 250,000 gallons of cellulosic ethanol annually. Site preparations are scheduled to begin this fall, and ethanol should be available from the pilot plant by December 2009.

"Our technology is ready to pilot and we are eager to get the steel in the ground," said DuPont Danisco Technology Leader John Pierce. "The high cellulosic content of switchgrass makes it an optimal feedstock for ethanol production. Its yields today make it more than competitive with other biomass sources, and it has the potential to produce over 1,000 gallons of ethanol per acre in the future. The joint venture is now targeting the two optimal biomass feedstocks in the United States and we are ready to take our technology to the next level of commercial viability."

In 2007 Gov. Phil Bredesen proposed and the legislature set aside $40.7 million toward the construction of a pilot biorefinery. Those funds will be combined with a substantial investment from DuPont Danisco Cellulosic Ethanol to construct the high-tech research facility.

"I'm extremely pleased to see UT partner with a company like DuPont Danisco," Bredesen said. "This announcement marks an important step forward in our goal to leverage the best of Tennessee's agricultural and academic resources in a way that will maximize our potential as a farm-based fuels leader. Biomass ethanol research and production is fundamental to positioning Tennessee to take advantage of the economic opportunities of the future."

The university has invested state research dollars toward the development of switchgrass as a potential energy crop for the state and the United States. The first switchgrass plots that will supply the pilot biorefinery were planted by area farmers in spring 2008. These crops will fully mature in three years, and demonstration of switchgrass-to-ethanol conversion could begin as early as 2010. The pilot plant will initially process western Tennessee corn cobs to ethanol and then will optimize its technology for switchgrass to ethanol conversion.

The Tennessee Biofuels Initiative is a farm-to-fuel business plan developed by UT Institute of Agriculture researchers that models a biofuels industry capable of supplementing 30 percent of Tennessee's current petroleum consumption.

For more information

http://www.dupontdanisco.com
http://www.Generaenergy.net
http://www.utbioenergy.org/TNBiofuelsInitiative/

Contacts

DuPont Danisco Cellulosic Ethanol LLC
Michelle Reardon
Tel: 302-530-9197
E-mail: michelle.s.reardon@usa.dupont.com

University of Tennessee
Patricia McDaniels
Tel: 865-974-7375
E-mail: pclark@utk.edu

Office of Governor Phil Bredesen
Lydia Lenker
Tel: 615-741-3763
E-mail: lydia.lenker@state.tn.us

Disclaimer Privacy policy © 2005 Danisco A/S Langebrogade

33.

DANISCO

First you add knowledge...

Home Contact us Sitemap Other webs

RECEIVED
2008 JUL 31 P 2:53
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Products & Services | Investor Relations | Media Relations | Jobs & Career | About Danisco

back to About Danisco

Text size: A A

STRATEGIC FOCUS

- Vision-Mission-Strategy
- Values

Strategic focus

With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions.

We design and deliver bio-based ingredients that add value to our customers' products and enable them to meet market demands.

Using nature's own materials, science and the knowledge of our people we turn renewable and natural raw materials into sustainable solutions that allow everybody to live a healthier, safer and more convenient life while reducing the use of nature's resources.

We believe in leadership and in making Danisco's standards the highest in our industry. We believe that open dialogue and shared knowledge across all borders enable us to grow both as individuals and as a company. And we believe that together we can set a future agenda of respect for nature, people and the planet we share.

Top Print Mail a colleague about this page

Disclaimer Privacy policy

© 2005 Danisco A/S Langebrogade

34


First you add knowledge...



Text size: A A

Danisco Annual General Meeting

Agenda, Chariman's speech, Resolutions and webcast

The Annual General Meeting will be held:

Wednesday 20 August 2008 at 15:00 CET,
Tivoli Concert Hall, Tivoli, Vesterbrogade 3, 1620 Copenhagen V.

For previous reports and speeches go to the Annual General Meeting archive in our Results & announcements section.

Agenda for the AGM

- The Board of Directors' report on the Company for the year ended
- Submission of the audited annual report and resolution on the approval of the annual report
- Resolution on the appropriation of profits or covering of losses in respect of the approved Annual Report
- Election of members to the Board of Directors.
- Resolutions proposed by the Board of Directors and shareholders
- Election of one state-authorised public accountant to serve as auditor
- Any other business

Printed Tuesday, 29 July 2008 from
http://www.danisco.com/cms/connect/corporate/investor+relations/share+information/annual+general+meeting/share_info_agm_en.htm
© Danisco 2005. All rights reserved.

35

DANISCO

First you add knowledge...

Text size: A A

Voting

Danisco has one class of shares, and no shares carry special rights. Each share of DKK 20 gives one vote.

No shareholder or coordinated group of shareholders may exercise voting rights for more than 7.5 per cent of the share capital.

It is the opinion of the Board of Directors that in case of a takeover bid for Danisco the voting right restriction ensures the Board a better negotiation position.

The restriction should therefore not be considered as protection against a takeover, but it gives the Board of Directors time to impartially and diligently consider all advantages and disadvantages for the shareholders compared to other alternatives.

Voting is discussed annually at Board meetings.

Printed Tuesday, 29 July 2008 from
http://www.danisco.com/cms/connect/corporate/investor+relations/share+information/annual+general+meeting/voting/annual_meeting_vc
© Danisco 2005. All rights reserved.

36

DANISCO

First you add knowledge...

Text size: A A

Corporate publications

Our corporate publications consist of annual reports detailing the year's financial statements, profile reports that give an overview of Danisco as well as our sustainability and Sugar reports.

English Danish Swedish German Finnish

Annual report	
Annual Report 2007/08	Publication
Profile 2007/08	Publication
Annual Report 2006/07	Publication
Annual Report 2005/06	Publication
Annual Report 2004/05	Publication
Annual Report 2003/04	Publication
Annual Report 2002/03	Publication
Danisco's profile	
Profile (Energy & Balance) 2006/07	Publication
Profile 2005/06	Publication
Profile 2004/05	Publication
Profile 2003/04	Publication
Sustainability reports	
Profile (Energy & Balance) 2006/07	Publication
Sustainability Report 2005	Publication
Sustainability Report 2004	Publication
Sustainability Report 2003	Publication
Danisco Sugar	

From Sun to Sugar	Publication
Sugar Annual Review 2007	Publication

Printed Tuesday, 29 July 2008 from
http://www.danisco.com/cms/connect/corporate/media+relations/publications/corporate/corporate_publications_en.htm
© Danisco 2005. All rights reserved.

37

DANISCO

First you add knowledge...

Text size: A A

Calendar

This view shows the latest three Investor related events.
Use the navigation to the left to see more events for this year and next.

Annual general meeting

Annual General Meeting 2008	Copenhagen, Denmark	20 August 2008

Investor meetings

Roadshow - Copenhagen	Denmark, Copenhagen	19 September 2008
Carnegie Nordic Large Cap conference - Copenhagen	DK, Copenhagen	22 September 2008
Roadshow - London	UK, London	22 September 2008

More meetings

Quiet periods

Q1 quiet period begins	Copenhagen, Denmark	17 August 2008
Q3 quiet period begins	Copenhagen, Denmark	19 February 2009

More quiet periods

Results

Q1 results 2008/09	Copenhagen, Denmark	18 September 2008
Q2 results 2008/09	Copenhagen, Denmark	16 December 2008

More results

Industry events

SPACE 2008	Exhibition Centre, Rennes-Airport, Rennes, France	September 9-12, 2008
VIV China 2008	New China International Exhibition Center, Beijing, China	October 20-22, 2008
EuroTier 2008	Hanover Fair Ground, Germany	November 11-14, 2008

More industry events

Printed Tuesday, 29 July 2008 from http://www.danisco.com/cms/connect/corporate/investor+relations/calendar/calendar_en.htm
© Danisco 2005. All rights reserved.

38

DANISCO

First you add knowledge...

Text size: A A

Share information

Share information is updated every two minutes, press F5 to update.

	Time	Latest	Change	%	Highest	Lowest	Volume
Danisco	[illegible]	323.50	-4.00	-1.22	[illegible]	[illegible]	179,047
OMXC 20	17:21	[illegible]	-0.40	-0.10	[illegible]	395.17	

Danisco's master data

Stock Exchange	NASDAQ OMX Nordic Exchange
Share capital	DKK 978,829,900
Denomination	DKK 20
Number of shares	48,941,495
Classes of shares	One
Bearer security	Yes
Voting right restriction	7.5%
ID code	DK0010207497
Bloomberg code	DCO DC
Datastream	DK:DAO
Reuters code	DCO.CO
Thomson Financial	DCO.DK

Printed Tuesday, 29 July 2008 from
http://www.danisco.com/cms/connect/corporate/investor+relations/share+information/share_information_en.htm
© Danisco 2005. All rights reserved.

39




Investor
Relations

Home Contact us Sitemap Other webs



← back to Investor relations

Text size: A A

▾ ANALYSTS & ESTIMATES

- Consensus estimates
- Recommendation overview

Analysts and estimates

Analyst coverage and ratings for Danisco

Analyst coverage and ratings Last data input: 29/07/2008

Company	Analyst	Country	Rating
ABG Sundal Collier	Hans Gregersen	Denmark	**Buy**
Alm. Brand Markets	Thomas Hundebøll	Denmark	**Neutral**
Carnegie	Lars Topholm	Denmark	**Not public**
Cheuvreux	Martin Sikorski	Sweden	**Outperform**
Citigroup	Jeff Stent	UK	**Not rated-susp**
Credit Suisse	Charles Mills	UK	**N/A**
Dansk Aktie Analyse	Steen Bech Andersen	Denmark	**Neutral**
Danske Equities	Søren Samsøe	Denmark	**Accumulate**
Goldman Sachs	Robert Waldschmidt	UK	**Neutral**
Gudme Raaschou	Holger Smitt	Denmark	**Accumulate**
Handelsbanken	Dan Togo Jensen	Denmark	**Buy**
JPMorgan	Arnaud Langlois	UK	**Underweight**
Jyske Bank	Jens Houe Thomsen	Denmark	**Accumulate**
Kaupthing Bank	Peter Kondrup	Denmark	**Buy**
Merrill Lynch	(analyst changeover)	UK	**No rating**
Proactive Independent Ideas	Frans Høyer	UK	**Not public**
RBS	Jeremy Fialko	UK	**Hold**
SEB Enskilda	Henrik Simonsen	Denmark	**Not public**
Standard & Poor's	Jacob Thrane	UK	**N/A**
Sydbank	Rune Majlund Dahl	Denmark	**Neutral**
UBS	David Kerstens	Netherlands	**Sell**

Recalculate data above,
show ratings not older than:

○ 14 days ○ 1 month ○ 2 months ◉ 3 months ○ 6 months

or select date here: 29/07/2007 SHOW DATA

Disclaimer Download

Danisco (hereafter referred to as "The Company") is followed by the analyst(s) listed above. Please note that any opinions, estimates or forecasts regarding The Company's performance made by these analysts are theirs alone and do not represent opinions, forecasts or predictions of The Company or its management. The Company does not by its reference above or distribution imply its endorsement of or concurrence with such information, conclusions or recommendations. Read more...

Supplied by © Euroland.com

▲ Top Print Mail a colleague about this page

Disclaimer Privacy policy © 2005 Danisco A/S Langebrogade

40

DANISCO

First you add knowledge...

Text size: A A

Consensus estimates

Analyst consensus estimates for Danisco

Analyst consensus estimates Last data input: 02/07/2008

Median / Actual (MDKK)	**08Q4**	**08**	**09e**	**10e**	**11e**
Net sales	**4,823**	**18,778**	**19,430**	**19,397**	**19,992**
Genencor		3,685	3,840	4,139	4,470
Food ingredients		8,565	8,907	9,305	9,726
- Bio actives		3,431	3,500	3,700	3,900
- Enablers		5,134	5,442	5,700	5,900
Sugar	1,785	6,835	7,000	6,225	3,000
Other sales	-72	-307	-310	-285	-155
EBIT before special items	**522**	**2,151**	**1,915**	**2,139**	**2,375**
Genencor		515	500	588	665
Food ingredients		1,095	1,115	1,205	1,313
- Bio actives		527	540	585	625
- Enablers		568	570	625	700
Sugar	203	652	439	521	300
Other EBIT	-68	-153	-205	-205	-215
Share-based payments	-2	42	0	0	0
Special items	-447	-417	0	0	0
EBIT	**75**	**1,734**	**1,938**	**2,139**	**2,350**
Net financials	-66	-365	-368	-337	-304
EBT	**9**	**1,369**	**1,570**	**1,817**	**1,908**
Income tax	-166	-598	-464	-517	-579
Discontinued operations	71	528	0	0	0
Profit before minorities	**-86**	**1,299**	**1,037**	**1,232**	**1,354**
Minority interests	-23	-48	-25	-25	-43
Net profit	**-109**	**1,251**	**1,009**	**1,194**	**1,316**
EPS (DKK)	-2.32	26.03	23.30	26.35	26.74
DPS (DKK)		7.50	8.00	8.25	8.34

Recalculate data above,
use data not older than:

○ 14 days ○ 1 month ○ 2 months ○ 3 months ○ 6 months

or select date here: 29/07/2007 SHOW DATA

Contributors

ABG Sundal Collier	Alm. Brand Markets
Cheuvreux	Credit Suisse
Dansk Aktie Analyse	Danske Equities
Goldman Sachs	Gudme Raaschou
Handelsbanken	JPMorgan
Jyske Bank	Kaupthing Bank
Merrill Lynch	RBS
Standard & Poor's	Sydbank
UBS	

Printed Tuesday, 29 July 2008 from
http://www.danisco.com/cms/connect/corporate/investor+relations/analysts+and+estimates/consensus+estimates/analyst_consensus_en
© Danisco 2005. All rights reserved.

41

DANISCO

First you add knowledge...

Text size: A A


RECEIVED
2008 JUL 31 P 2:
CORPORATE FINANCE

Recommendation overview

Analyst recommendation overview for Danisco

Recommendation overview Last data input: 29/07/2008

Current price	Recommendation	Target price
324 DKK	HOLD	359 DKK

Number of recommendations: 19
Disclaimer

Consensus recommendation

(1)Buy (2)Outperform (3)Hold (4)Underperform (5)Sell

▲ 2.78

Detailed recommendation

Buy	4
Outperform	4
Hold	7
Underperform	0
Sell	4

Recalculate data and graphs above,

use recommendations and target price data not older than:

○ 14 days ○ 1 month ○ 2 months ○ 3 months ○ 6 months

or select date here: 29/07/2007 SHOW DATA

Recommendations

	1 yr.	6 mo.	5 mo.	4 mo.	3 mo.	1 mo.	Current
Average	3.64	2.79	2.89	2.89	2.89	2.68	2.79
1 Buy	2	3	3	3	3	5	4
2 Outperform	0	4	4	4	4	4	4
3 Hold	5	9	8	8	7	6	7
4 Underperform	1	0	0	0	0	0	0
5 Sell	6	3	4	4	4	4	4

Recommendation history


Buy
Outperform
Hold
Underperform

Printed Tuesday, 29 July 2008 from
http://www.danisco.com/cms/connect/corporate/investor+relations/analysts+and+estimates/recommendation+overview/analyst_rec_over
© Danisco 2005. All rights reserved.

42.




Home
Contact us
Sitemap
Other webs

RECEIVED
2008 JUL 31 P 2:54
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


Investor
Relations

← back to Investor relations

Text size: A A

▼ INVESTOR CONTACTS

Investor contacts

We are always available to take your enquiries. If you have difficulty contacting any of us, you are welcome to try the switchboard on +45 3266 2000.

Investor enquiries



Michael Von Bülow
Vice President for Communications and Investor Relations
Located: Head Office, Copenhagen

E-mail: sfmvb@danisco.com
Direct tel: +45 3266 2920
Mobile: +45 2149 2305

Responsible for all investor and communications activities.



Julie Quist
Senior Investor Relations Officer
Located: Head Office, Copenhagen

E-mail: sfjqj@danisco.com
Direct tel: +45 3266 2925
Mobile: +45 2051 6887

Responsible for investor relations activities, roadshows and quarterly/annual reporting and corporate intelligence.

Rikke Boye
Roadshow Coordinator
Located: Head Office, Copenhagen

E-mail: ifrbl@danisco.com
Direct tel: +45 3266 2931

Coordinates Investor Roadshows.



Media Relations enquiries



Carl Corneliussen
Media Relations Manager
Located: Head Office, Copenhagen

E-mail: sfcjc@danisco.com
Direct tel: +45 3266 2926
Mobile: +45 2615 2127

Responsible for international and local media relation activities, contacts and press releases.



Natalie Weber
Media Relations Manager
Located: Head Office, Copenhagen

E-mail: sfnwq@danisco.com
Direct tel: +45 3266 2927

Responsible for international and local media relation activities, contacts and press releases.

Danisco Sugar A/S enquiries

Dorthe Lindgreen
Communications Manager, Danisco Sugar
Located: Head Office, Copenhagen

E-mail: sudkdl@danisco.com
Direct tel: +45 3266 2588
Mobile: +45 4011 6695



Responsible for internal and external communication, including media relations.



Mariann Mellström
Communications Officer, Danisco Sugar
Located: Head Office, Copenhagen

E-mail: susemmm@danisco.com
Direct tel: + +45 3266 2541
Mobile: +46 7095 37124

Responsible for media relations in Sweden, *as well as internal and external online* communication.

© 2005 Danisco A/S Langebrogade



Danisco, 30.07.2008 16:54, DCO.CO

Last:	Change: Dkr +8,50	Volume: 121.771
Dkr 332,00	Percent Change: +2,63 %	Market cap: Dkr mil. 16245.36


Today
1 mo.
6 mo.
1 yr
3 yr
5 yr
10 yr
All
Download data as Excel file
View large graph

Shares	Date (d.m.yyyy):	Analyses + Markers
☑ Danisco	30.01.2008 30.07.2008	☐ Total Return ☐ Moving Avr, per.: 20 ☑ Stock Exchange Releases ☑ Dividends

Indices	Competitors	The lower part of the graph
☐ OMX Copenhagen ☐ FTSE Food ☐ DJ Euro Stoxx ☐ DJ Stoxx sust.	☐ ABF ☐ DSM Euronext ☐ Givaudan ☐ IFF ☐ Novozymes ☐ Sensient ☐ Südzucker	◉ Volume ○ Moment., per.: 14 ○ Daily Change

Performance Comparison: 30.01.2008 - 29.07.2008

	Yield	First	Last	High	Low



Danisco, 30.07.2008 16:54, DCO.CO

Last:	Change: Dkr +8,50	Volume: 121.771
Dkr 332,00	Percent Change: +2,63 %	Market cap: Dkr mil. 16245.36

Today 1 mo. 6 mo. 1 yr 3 yr 5 yr 10 yr All



01.03.2008
01.05.2008
01.07.2008
R
0k
200k
400k
600k
Download data as Excel file
View large graph

Shares	Date (d.m.yyyy):	Analyses + Markers
☑ Danisco	30.01.2008 30.07.2008	☐ Total Return ☐ Moving Avr, per.: 20 ☑ Stock Exchange Releases ☑ Dividends
Indices	**Competitors**	**The lower part of the graph**
☐ OMX Copenhagen ☐ FTSE Food ☐ DJ Euro Stoxx ☐ DJ Stoxx sust.	☐ ABF ☐ DSM Euronext ☐ Givaudan ☐ IFF ☐ Novozymes ☐ Sensient ☐ Südzucker	◉ Volume ○ Moment., per.: 14 ○ Daily Change

Performance Comparison: 30.01.2008 - 29.07.2008

	Yield	First	Last	High	Low

Printed Wednesday, 30 July 2008 from
http://www.danisco.com/cms/connect/corporate/investor+relations/share+information/share+price/share_price_en.htm
© Danisco 2005. All rights reserved.


END